As filed with the Securities and Exchange Commission on June 12, 2013

Registration No. 333-188580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under

Securities Act of 1933

POWER SOLUTIONS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3510	33-0963637
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 Mittel Drive

Wood Dale, IL 60191

(630) 350-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary S. Winemaster

Chief Executive Officer and President

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, IL 60191

(630) 350-9400

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Mark D. Wood, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, IL 60661 Tel.: (312) 902-5200	Catherine V. Andrews, Esq. Power Solutions International, Inc. General Counsel 201 Mittel Drive Wood Dale, IL 60191 Tel.: (630) 350-9400	Thomas S. Levato, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Tel.: (212) 813-8800

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.001 par value per share	1,955,000	(1)	$60,272,650	(2)	$30.83	(2)	$8,221	(3)

(1)	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the common stock reported on the OTC Bulletin Board on May 9, 2013, the date 3 business days prior to the date upon which this Registration Statement was originally filed.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 12, 2013

POWER SOLUTIONS INTERNATIONAL, INC.

1,700,000 Shares of Common Stock

$         per share

We are offering 1,000,000 shares of our common stock, and the selling stockholders named in this prospectus are offering 700,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The NASDAQ Capital Market under the symbol “PSIX.” On June 11, 2013, the last reported sale price of our common stock on The NASDAQ Capital Market was $36.25 per share.

The underwriters have an option to purchase a maximum of 255,000 additional shares of common stock from the selling stockholders to cover the over-allotment of shares.

Investing in the securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company[1]	Proceeds to Selling Stockholders
Per Share.	$	$	$	$
Total	$	$	$	$

[1]	See “Underwriting” for information relating to certain expenses of the underwriters to be reimbursed by us.

Delivery of the shares of common stock will be made on or about                 , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager	Co-Lead Manager
Craig-Hallum Capital Group	Roth Capital Partners

The date of this prospectus is                 , 2013.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We do not, and the selling stockholders and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

i

Industry and Market Data

Certain market, industry and similar data included in this prospectus have been obtained from third-party sources that we believe to be reliable, including the Potential Gas Committee and Power Systems Research, Inc. We have not independently verified any market, industry or similar data presented in this prospectus. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the financial statements and related notes included herein. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, references to “we,” “us,” “our” and “our company” refer to Power Solutions International, Inc. and its subsidiaries.

Our Company

Overview

We are a global producer and distributor of a broad range of high performance, certified low-emission, power systems that primarily run on alternative fuels such as natural gas and propane and are designed to meet emission standards of the Environmental Protection Agency (EPA) and the California Air Resources Board (CARB). Our customers include large, multinational original equipment manufacturers (OEMs) of off-highway industrial equipment, and we are a sole source provider of alternative fuel power systems for most of these customers. Our power systems are currently used by OEMs in a wide range of industries with a diversified set of applications, including, stationary electricity generators, oil and gas equipment, forklifts, aerial work platforms, industrial sweepers, arbor equipment, agricultural and turf equipment, aircraft ground support equipment, construction and irrigation equipment, and other industrial equipment. In addition to our primary focus on the industrial market, we are introducing a range of alternative fuel power systems designed for the on-road market.

Our power systems are highly engineered, comprehensive systems customized to meet specific industrial OEM application requirements and technical specifications, as well as requirements imposed by environmental regulatory bodies. Our power system configurations range from a basic engine block integrated with appropriate fuel system components to completely packaged power systems. We purchase engines from third party suppliers and have recently begun producing an internally-designed engine, both of which are then integrated into our power systems. We are also conducting research and development for the purpose of designing, developing and manufacturing other engines in-house. A substantial portion of the components we integrate into our power systems consist of internally designed components and components for which we coordinate significant design efforts with third party suppliers, with the remainder consisting largely of parts that we source off the shelf from third party suppliers. We are able to provide our customers with a comprehensive, emission-certified power system which can be incorporated, using a single part number, directly into a customer’s specified application.

For industrial applications, our alternative fuel power systems meet or exceed emission standards of the EPA and CARB and represent a cleaner, and typically less expensive, alternative to diesel fuel power systems. While our power systems primarily run on alternative fuels, we also supply EPA and CARB emission-certified standard fuel power systems, and we are one of the largest suppliers of Perkins and Caterpillar diesel power systems under 275 horsepower. We expect that growth in domestic sales of our low-emission power systems will be driven by the substantial breadth of our emission-certified products, as well as increasing U.S. demand for alternative fuel power systems resulting from the adoption of increasingly stringent engine emission regulations. We are also experiencing increasing demand for our power systems from international industrial OEMs that manufacture industrial equipment for the U.S. import market.

In addition to our emission-certified power systems, we also produce and distribute nonemission-certified power systems for industrial OEMs for particular applications in markets without emission standards (for example, oil and gas equipment used in Canada). Approximately 69% of our net sales for 2012 consisted of sales of emission-certified products, with approximately 57% of our 2012 net sales consisting of sales of emission certified products for which we hold the applicable regulatory certification and 12% of our 2012 net sales consisting of sales of diesel power systems for which the diesel engine supplier holds the applicable regulatory certification. Approximately 10% of our net sales in 2012 consisted of sales of aftermarket parts, and the remaining approximately 21% of our net sales in 2012 consisted of sales of our nonemission-certified power systems.

Industry and Market Overview

Industrial OEM Market

The off-highway industrial OEM market represents a diversified set of applications and industry categories that include power generation, oil and gas, material handling, aerial work platforms, sweepers, arbor, welding, airport ground support, agricultural, turf, construction and irrigation. While the power system requirements for the industrial OEM market bear similarities to the requirements for power systems used in automotive applications, there are substantial application differences between automotive and industrial equipment applications. Torque, start, stop, low speed and, with respect to certain applications, indoor use requirements, make direct use of an automotive power system impractical for use in most industrial equipment applications. Recognizing these differences, the EPA and CARB have issued distinct emission standards and regulations for industrial applications, as compared to those for automotive applications. As a result, there is not a direct cross-over of available automotive power systems into the industrial OEM market. Power systems used in the industrial OEM market must satisfy these emission standards through a certification process with the EPA and CARB that includes durability testing of the engine emission system at zero and 5,000 hours, production line testing on a quarterly basis and field compliance audit testing. Given the level of engineering and financial resources that automotive engine manufacturers would need to dedicate to supply emission-certified product into the industrial OEM market, and that this market does not represent a core business for these manufacturers, it is generally impractical for automotive engine manufacturers to compete in the industrial OEM market.

Market Trends

The market for our power systems is continuing to grow globally as a result of several key drivers, including:

Increasingly Stringent Regulations and Growing Efforts to Reduce Emissions

Concerns regarding climate change and other environmental considerations have led to the implementation of laws and regulations that restrict, cap or tax emissions in the automotive industry and throughout other industries. In particular, EPA Tier 4 emission standards, CARB regulations, and recently implemented policies in Europe, generally referred to as Stage I, II, III and IV regulations, are requiring a significant reduction in the level of emissions and particulate matter produced by diesel power systems. These regulations are taking effect and are expected to increase both the cost (estimated by us to be between 30% and 100%) and size of emission-compliant diesel power products, primarily due to the need to incorporate additional combustion and after-treatment components. OEMs have experienced pressure to redesign their products to address these emission regulations, as products that are unable to meet emission standards may not be sold in the marketplace. However, we believe few suppliers to industrial OEMs have been capable of providing, or are willing to make the investments of time, financial, and other resources necessary to provide products that meet new emission regulations.

Increased Use of Alternative Fuels

A variety of market factors are contributing to the increased use of alternatives fuels and growth of alternative fuel technology, including economics, energy independence, environmental concerns, and the widespread availability of alternative fuels. The price of alternative fuels such as natural gas or propane is substantially less than diesel or gasoline, and alternative fuels produce lower amounts of toxic greenhouse gases. In the United States, significant domestic alternative fuel reserves have been identified, and it is believed these reserves could satisfy much of the energy needs of the U.S. for many years. According to a 2013 report published by the Potential Gas Committee (PGC), a nonprofit organization comprised of experts working in the natural gas field, the U.S. future natural gas supply at the end of 2012 was 2,688 trillion cubic feet (consisting of PGC’s assessments of technically recoverable resources combined with the U.S. Department of Energy’s latest determination of proved reserves), which represents an increase of 22.1% from 2010 levels as determined by PGC. The abundance of domestic natural gas resources is expected to increase U.S. energy independence by reducing oil imports from foreign countries. As a result of these market factors, we believe the use of alternative fuels will continue to grow and providers of equipment in industrial OEM categories, such as power generation, that rely significantly on coal, diesel fuel and gasoline, will face increasing pressure to use alternative fuel power systems.

Industrial OEM Trend Toward Outsourcing

Industrial OEMs have been following the broader marketplace trend of outsourcing non-core functions. The dynamics of global sourcing and the need for cost competitiveness have led, and should continue to lead, industrial OEMs to assess what operations and system components are core to their business model and what they should outsource to their suppliers and partners. In particular, to comply with frequently changing environmental regulations while remaining competitive, industrial OEMs have been increasingly more reliant on outsourcing to third party suppliers and partners with specialized regulatory and design expertise. This is especially true for international OEMs seeking access to the U.S. market. By outsourcing power system design and production, OEMs are able to focus their resources on overall design and functionality of their products, rather than on developing the sophisticated technology associated with emission-certified power systems. We expect increasingly more industrial OEMs to outsource power systems, system components and subsystems to third party suppliers with the requisite experience and technology.

Our Competitive Strengths

We have a 27-year history and reputation as a proven supplier of cost-effective, technologically advanced products to the industrial OEM marketplace. We believe that our technological superiority and the comprehensive nature of our product offerings position us to capitalize on developing trends in the industrial OEM markets and drive significant future growth.

Broad Range of Alternative Fuel Power Systems

Our power systems represent a broad range of emission-certified, alternative fuel products for industrial applications. We are one of only a few providers of industrial OEM products that meet, and in many cases produce emissions at levels significantly lower than the emission standards of the EPA and CARB. Our alternative fuel engines range in size from under 1 liter to 22 liters and our power system configurations include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. We provide standardized fuel system and component technology across our entire range of emission-certified power systems. As a result, our OEM customers are able to focus internal engineering and technical support resources, and train their personnel, on one standardized fuel system and one set of electronic controls employed throughout the range of power systems they acquire from us, and are able to reduce their product design and ongoing product support costs.

We believe our broad range of emission-certified, alternative fuel products strategically positions us to capitalize on the cost and packaging disadvantages associated with diesel power systems that are resulting from increased EPA and CARB emission regulations that are taking effect. Given the existing dominance of diesel power systems in the industrial OEM marketplace, even a minor shift in the marketplace from diesel to spark-ignited, alternative fuel power systems will represent a significant growth opportunity for us. Additionally, as international OEMs desire to supply industrial equipment products into the United States and must meet EPA and CARB emission requirements, we provide a fast, certain, cost-effective route for these foreign industrial OEMs to meet these emission requirements because we hold compliance certificates specific to our power systems. We have already secured commercial sales relationships with some of Asia’s largest industrial OEMs, and have begun supplying EPA and CARB compliant power systems to these industrial OEM customers for incorporation into their product lineups.

Leverageable, OEM-Focused Business Model

We are able to take advantage of opportunities for component standardization across industry categories, while still providing each industrial OEM with the flexibility to customize as required for particular design and application specifications. We aggregate our product development efforts, and can amortize associated costs, over our large and diverse OEM customer base and across industry categories. Furthermore, we capitalize on volume, economies of scale and global supply opportunities when sourcing component products. We can, therefore, provide our OEM customers with lower cost structures than they would otherwise be able to achieve and help them reduce their part numbers and supply base by consolidating their procurement and assembly efforts down to a single part number product supplied by us. Our component sourcing relationships further enable our OEM customers to recognize resource reductions, inventory reductions and engineering support advantages.

Additionally, our relationships with international OEM customers that supply their industrial equipment into the United States generate opportunities for us to further supplement our business. We believe that once one of our emission-certified power systems is engineered into a foreign industrial OEM’s product, that OEM is likely to also incorporate our power systems into its products that do not require emission-compliant power systems. This use by foreign industrial OEMs of our power systems for both their emission-certified and non-emission-compliant power system needs reduces ongoing engineering, aftermarket and field service support requirements, while supporting a product strategy that can easily be adjusted to any future worldwide changes in emission requirements. These relationships further provide us with growth opportunities beyond those dependent upon U.S. demand for emission regulated products, and solidify our supplier and partnership position with our foreign industrial OEM customers. Moreover, even if our relationship with an international OEM customer is limited to United States compliant power systems, we are in an opportune position to provide additional emission-compliant power systems in the future, as emission regulations for industrial equipment begin to emerge in other countries around the world.

Superior Technology

We are a recognized leader in providing industrial OEMs with highly engineered, technologically superior, emission-certified power systems that cover a wide range of possible fuel alternatives. Our power system development and manufacturing processes are supported by in-house design, prototyping, testing and engineering capabilities. We believe our customers are able to realize significant costs savings by leveraging our proven power system technology, our application engineering expertise, the broad range of our EPA and CARB emission-certified power systems and our industrial equipment testing and certification processes.

Further, we are not captive to our own internal manufactured components and technology. Unlike some of our competitors that focus on developing and manufacturing most of their own product technology and components, we believe that superior technology is derived from having the flexibility to incorporate the best proven technology available in the marketplace. We focus on developing deep internal engineering and application expertise, more than on developing in-house components and technology. This affords us the flexibility to capitalize on current and emerging technology that best meets the requirements of any given application, as opposed to only using internally-developed technology that might not provide the best solution. Because we do not directly compete in the development of key technology, suppliers of underlying technology are interested in supplying their latest innovations to us. As a result, we believe we have access to the best proven technology in the marketplace. We believe this strategy puts us in a strong position to benefit from our significant OEM customer base and aggregation capabilities in order to provide the best available product and technology solutions for our OEM customers.

Dedicated Customer-Centric Product and Application Expertise

We have a customer-centric business focus, and we continually strive for customer satisfaction at all levels of customer interaction. We commit our attention and efforts to nurturing and expanding relationships with our customers by staying connected with them, being aware of challenges they face and understanding their evolving needs. From production personnel to our customer support staff, our entire team is highly experienced in both the products we sell and the OEM customer applications into which they are integrated. Through our extensive experience in the industrial OEM marketplace and our adaptive technology strategy that we use in developing our power systems, we are able to accept the specific requests of individual customers and provide tailored power systems to meet their needs. We assign a dedicated engineer to each OEM customer for application support and to provide a direct line of communication between the OEM’s manufacturing line and our production operations. Our quality, field service support and service operations provide knowledgeable and responsive support to our OEM customers at every point of customer interface.

Growth Strategy

Our core strategy is to develop comprehensive power systems for the global industrial OEM marketplace. We believe that, with our competitive advantages, our continued pursuit of our core strategy will drive growth in our business. More specifically, we intend to seek future growth as follows:

Expand Products and Services Provided to Existing OEM Customers

We continually work to capitalize on organic growth opportunities and build upon our strong existing customer relationships, which in many cases are on a sole source basis. We plan to expand our business with existing customers by supporting their growth initiatives as they expand their produce lines, enter new markets, and adapt to changing emission standards. We also intend to develop and sell new products to our OEM customers as we broaden our range of emission-certified, alternative fuel power systems.

Establish New Industrial OEM Relationships

We expect to strengthen our OEM customer base by developing new relationships with industrial OEMs. We seek to acquire new clients and gain new business from OEMs that we do not presently serve by focusing our marketing efforts toward these potential customers and capitalizing on our strong reputation; the depth, breadth and technological sophistication of our power systems; our commitment to customer service; and the cost savings we can offer. Emphasizing our experience and reputation in market categories in which our power systems are already well-established, such as power generation, we are focused on establishing new industrial OEM relationships and capturing a greater portion of the market share. We are also targeting new OEM customers in high-growth market categories, such as material handling and oil and gas applications.

Expand Into New Geographic Markets

We are focused on expanding our business internationally with OEM customers that require EPA and CARB compliant power systems to access the U.S. market and for non-compliant systems used in products sold outside the U.S. Furthermore, because we expect countries outside of the United States to implement emission regulations that are aligned with U.S. standards, we anticipate an opportunity to expand our relationships with industrial OEMs that supply emission-compliant products outside of the U.S. If such emission regulations are implemented consistent with our expectation, we anticipate being able to provide power systems to industrial OEMs that meet applicable foreign emission standards by leveraging our existing technology and experience in developing our EPA and CARB emission-certified products.

Develop New Products

By leveraging the deep industry experience of our engineering and new product development teams, we are working to broaden the range of our power system product offerings, including with respect to engine classes and the industrial OEM market categories into which we supply our products. We are also currently in the process of developing new 2.0 liter and 2.4 liter engines. We capitalize on our technologically sophisticated, in-house design, prototyping, testing and application engineering capabilities to further refine our superior spark-ignited power system technology. We plan to apply our experience and expertise in developing comprehensive, integrated green power systems to expand our spark-ignited alternative fuel offerings.

Expand Into On-Road Market

We have recently introduced a newly designed, state-of-the-art, 8.8-liter fuel flexible engine that we plan to sell to industrial, bus and truck OEMs which will be a fully-integrated drop-in solution. We expect this engine to be a solution in the industrial off-road and on-road markets and have a wide range of applications, including school buses, waste-hauling trucks and medium-duty delivery trucks. Furthermore, we have recently expanded our on-road product line by entering a multi-year supply agreement with General Motors for 4.8-liter and 6.0-liter alternative fuel engines. We believe we now have a comprehensive range of alternative fuel powertrains for vehicle OEMs in the Class 4 through Class 7 truck and bus market.

Selectively Pursue Complementary Strategic Transactions

We may enter into strategic transactions, such as acquisitions of, or joint ventures or partnerships with, companies that present complementary non-organic growth opportunities. Specifically, we will seek opportunities that extend or supplement our presence into new geographic markets or industrial OEM market categories, expand our customer base, add new products or service applications or provide significant operating synergies. We believe that there may be domestic or international strategic opportunities available to us as the sophistication of technology and amount of resources necessary to develop and supply power systems that meet increasingly stringent emission standards continue to increase.

Risk Factors

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. The principal risks facing our business include among others:

•	the market for alternative fuel spark-ignited power systems may not develop according to our expectations;

•	new products, including new engines we may develop, may not achieve widespread adoption;

•	we may not succeed with the expansion of our product into the on-road market;

•	changes in environmental and regulatory policies could hurt the market for our products;

•

we are dependent on relationships with our OEM customers and any change in our relationships with any of our key OEM customers could have a material adverse effect on our business and financial results; and

•

we are dependent on relationships with our material suppliers and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business.

There are also several risks relating to this offering and the ownership of our common stock. You should carefully consider these factors, as well as all of the other information set forth in this prospectus. See “Risk Factors.”

Corporate Information

We are a Delaware corporation founded in 1985 and we became publicly traded as a result of a reverse recapitalization transaction in 2011 (as further described below under “Business — Company History”). Our principal executive offices are located at 201 Mittel Drive, Wood Dale, IL 60191 and our telephone number is (630) 350-9400. Our website address is www.psiengines.com. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Common stock offered by us	1,000,000 shares

Common stock offered by the selling stockholders	700,000 shares

Common stock to be outstanding after the offering	10,272,871 shares

Over-allotment option	The underwriters have a 30-day option to purchase up to 255,000 additional shares of common stock from the selling stockholders.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock will be approximately $33.6 million, based on an assumed public offering price of $36.25 per share (the last reported sale price of our common stock on The NASDAQ Capital Market on June 11, 2013), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use approximately $25 million of our net proceeds (representing approximately 75% of our net proceeds) to pay down our outstanding borrowings under our revolving line of credit with BMO Harris Bank, N.A. We intend to use any remaining net proceeds (and the additional availability under our revolving line of credit resulting from the repayment of our outstanding borrowings thereunder with our proceeds from this offering) for working capital and other general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 9,272,871 shares of common stock outstanding as of June 7, 2013, and excludes, as of June 7, 2013:

•	541,668 shares of our common stock issuable upon the exercise of warrants at a weighted average exercise price of $13.00 per share;

•	543,872 shares of our common stock currently held in treasury that are underlying a stock appreciation right with a strike price of $22.07 issued pursuant to our 2012 Incentive Compensation Plan; and

•	287,053 shares of our common stock currently held in treasury and available for future awards pursuant to our 2012 Incentive Compensation Plan.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	an assumed offering price of $36.25 per share (the last reported sale price of our common stock on The NASDAQ Capital Market on June 11, 2013); and

•

that no options, warrants, restricted shares, or stock appreciation rights were issued after June 7, 2013 and that no shares underlying the warrants and stock appreciation right outstanding as of June 7, 2013 were issued.

Summary Historical Consolidated Financial and Operating Data

Set forth below is summary historical consolidated financial and operating data of the Company at the dates and for the periods indicated. The summary historical consolidated statement of operations data for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and the summary historical consolidated balance sheet data as of December 31, 2011 and December 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2010 has been derived from our audited consolidated financial statements that do not appear in this prospectus. The summary historical consolidated statement of operations data for the three months ended March 31, 2012 and March 31, 2013 and summary historical consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of March 31, 2012 has been derived from our unaudited consolidated financial statements that do not appear in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

The summary historical consolidated financial and operating data set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
(Dollar amounts in thousands, except per share amounts)	2012	2011	2010	2013	2012
				(unaudited)
Statement of Operations Data:
Net sales	$202,342	$154,969	$100,521	$52,576	$48,072
Cost of sales	168,425	128,541	83,894	43,407	39,843

Gross profit	33,917	26,428	16,627	9,169	8,229

Operating expenses:
Research & development and engineering	7,377	4,713	3,846	1,771	1,727
Selling and service	5,925	6,666	5,465	1,880	1,702
General and administrative	8,299	5,244	3,250	2,438	1,764

Total operating expenses	21,601	16,623	12,561	6,089	5,193

Operating income	12,316	9,805	4,066	3,080	3,036
Other (income) expense	1,471	2,971	2,131	5,040	855

Income before income taxes	10,845	6,834	1,935	(1,960)	2,181
Income tax provision	4,143	2,773	366	967	1,031

Net income (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150

Undistributed earnings (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150

Undistributed earnings allocable to Series A convertible preferred shares	$—	$2,513	$1,510	$—	$—

Undistributed earnings allocable to common shares	$6,702	$1,548	$59	$(2,927)	$1,150

Weighted-average common shares outstanding
Basic	9,068,846	3,512,534	312,500	9,100,111	9,064,537
Diluted	9,068,846	3,512,534	312,500	9,100,111	9,064,537

Undistributed earnings (loss) per common share
Basic	$0.74	$0.44	$0.19	$(0.32)	$0.13
Diluted	$0.74	$0.44	$0.19	$(0.32)	$0.13

Other Financial Data (1):
Adjusted net income	$7,455	$4,443	$1,569	$1,919	$1,743
Adjusted diluted earnings per common share	$0.81	$0.48	$0.19	$0.21	$0.19

	As of December 31,			As of March 31,
(Dollar amounts in thousands)	2012	2011	2010	2013	2012
				(unaudited)
Balance Sheet Data:
Current assets	$82,077	$66,021	$50,165	$82,272	$73,501
Property, plant & equipment, net	7,145	3,611	2,883	7,828	3,710
Total assets	90,765	71,083	55,353	91,473	79,215
Current liabilities	32,664	51,842	43,899	28,441	37,512
Total debt and capital leases (current and long-term portions)	30,942	19,730	29,535	31,945	20,809
Total liabilities	68,031	55,759	49,997	68,205	62,741
Stockholders’ equity	22,734	15,324	5,356	23,268	16,474

1)	The Company believes supplementing its consolidated financial statements presented in accordance with GAAP with non-GAAP measures provides investors with useful information regarding the Company’s short-term and long-term trends. Adjusted net income and adjusted diluted earnings per common share are derived from GAAP results by excluding the non-cash impact related to the change in the estimated fair value of the liability associated with the warrants issued in the Company’s April 2011 private placement. The Company excludes this non-operating, non-cash impact, as the Company believes it is not indicative of its core operating results or future performance. The warrant revaluation results from facts and circumstances that fluctuate in impact and is excluded by management in its forecast and evaluation of the Company’s operational performance. Adjusted net income and adjusted diluted earnings per common share also exclude costs incurred in connection with the Company’s relocation of production, warehousing and administrative offices into new facilities. The Company excludes these costs because the Company believes that they, similar to the warrants, are not indicative of the Company’s core operating results or future performance and are excluded by management in its forecast and evaluation of the Company’s operational performance.

Adjusted net income, adjusted diluted earnings per common share and other non-GAAP financial measures used and presented by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Investors should consider non-GAAP measures in addition to, and not as a substitute for, or as superior to, financial performance measures prepared in accordance with GAAP. The following table presents reconciliations of net income to adjusted net income and diluted earnings per common share to adjusted diluted earnings per common share:

	Fiscal Year Ended			Three Months Ended March 31,
(Dollar amounts in thousands, except per share amounts)	2012	2011	2010	2013	2012
				(unaudited)
Reconciliation of net income (loss) to adjusted net income:
Net income (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150
Non-cash expense from warrant revaluation	448	382	—	4,846	593
Facility relocation costs, net of tax	305	—	—	—	—

Adjusted net income	$7,455	$4,443	$1,569	$1,919	$1,743

Reconciliation of diluted EPS to adjusted diluted EPS:
Diluted earnings (loss) per common share	$0.74	$0.44	$0.19	$(0.32)	$0.13
Non-cash expense from warrant revaluation	0.04	0.04	—	0.53	0.06
Facility relocation costs	0.03	—	—	—	—

Adjusted diluted earnings per common share	$0.81	$0.48	$0.19	$0.21	$0.19

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks, uncertainties and other factors described below, in addition to the other information set forth in this prospectus, before deciding whether to invest in shares of our common stock. Any of these risks, uncertainties and other factors could materially and adversely affect our business, financial condition, results of operations, cash flows or prospects. In that case, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock. See also “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business and our Industry

The market for alternative fuel spark-ignited power systems may not develop according to our expectations and, as a result, our business may not grow as planned and our business plan may be adversely affected.

Our future growth is dependent upon the market for efficient alternative fuel spark-ignited power systems (including natural gas and propane) expanding as a result of our customers and potential customers substituting alternative fuel power systems for diesel power systems. Part of our business plan is dependent on our market forecasts with respect to this expected substitution trend. However, there can be no assurance that we can accurately predict the potential impact of new diesel emission regulations, which we assume will help drive this trend by increasing the cost and product footprint of diesel power systems, nor can we assure that customers or potential customers would substitute natural gas and propane powered power systems for diesel power systems in response to these regulations. In addition, to the extent that diesel power system manufacturers develop the ability to design and produce emission-compliant diesel power systems that they can sell at a lower price and have smaller product footprints than we currently expect, diesel power systems will be more competitive with our alternative fuel power systems, and customers and potential customers may be less likely to substitute alternative fuel power systems for diesel power systems. Furthermore, even if alternative fuel power systems are substituted for diesel power systems, there can be no assurance that our power systems would capture any portion of this potential market size increase. If the industrial OEM market generally, or more specifically any of the industrial OEM categories which represent a significant portion of our business or in which we anticipate significant growth opportunities for our power systems, fails to develop or develops more slowly than we anticipate, the growth of our business and our business plan could be materially adversely affected.

New products, including new engines we develop, may not achieve widespread adoption.

Our growth may depend on our ability to develop and/or acquire new products, and/or refine our existing products and power system technology, to complement and enhance the breadth of our power system offering with respect to engine class and the industrial OEM market categories into which we supply our products. We are currently in the process of developing new 2.0 liter and 2.4 liter engines, and we offer, but have not had material sales of, connected asset services through our telematics tool, MasterTrak, to our OEM customers and other businesses to which we do not supply our power systems. We will generally seek to develop or acquire new products, or enhance our existing products and power system technology, if we believe they will provide significant additional revenues and favorable profit margins. However, we cannot know beforehand whether any new or enhanced products will successfully penetrate our target markets. There can be no assurance that newly developed or acquired products will perform as well as we expect, or that such products will gain widespread adoption among our customers.

Additionally, there are greater design and operational risks associated with new products. The inability of our suppliers to produce technologically sophisticated components for our new engines and power systems, the discovery of any product or process defects or failures associated with production of any new products and any related product returns could each have a material adverse effect on our business, financial condition and results of operations. If new products for which we expend significant resources to develop or acquire are not successful, our business could be adversely affected.

Our new 8.8 liter engine block is the first engine block manufactured in-house by our company, and may not be successful.

We have introduced a newly designed 8.8 liter, fuel flexible engine block that we have internally developed to replace an engine that we previously purchased from a third party engine supplier. This is our first engine produced in-house by us. We may not be successful in obtaining acceptance of this product in the marketplace, particularly given that it is in part the replacement for an engine block produced by a well-known and long-time engine manufacturer. Even if this product is accepted in the marketplace, we do not have sufficient history with this engine to assess whether it will succeed without significant performance issues.

The discovery of any significant problems with the engine, or any of the engines we develop, could result in recall campaigns, increased warranty costs, potential product liability claims, reputational risk and brand risk. More specifically, sales of our own internally developed engine could lead to significantly higher warranty costs to service this engine if it does not perform to expectations, as we would be unable to rely on a warranty provided by a third-party engine manufacturer. Additionally, any performance issues with our internally developed engine could also result in increased product liability claims, and we would be unable to rely on any indemnification provided by a third-party engine manufacturer. Potential losses could also arise from other unforeseen issues associated with the internal production of our own base engine block. For additional detail regarding the risk of introducing a new product such as our 8.8 liter engine, see “— New products may not achieve widespread adoption.” For additional detail regarding the risk of warranty costs and product liability claims, see “— We could suffer warranty claims” and “— We could become subject to product liability claims.”

We may not succeed with the expansion of our product into the on-road market

Our current products have historically been sold and used in the off-road industrial markets. We have announced our intention to expand our product line to on-road markets into which we have not previously sold. The costs and regulations involved with certifying an engine for on-road applications may be more than expected, which could affect our ability to successfully expand our product line into these markets. Additionally, the stresses and demands on engines and power systems used for on-road applications could result in unexpected issues. Not only are we attempting to expand into markets into which we have not previously sold, we are attempting to do so using our newly designed and internally developed 8.8 liter engine. This unproven engine for on-road applications (and other additional applications) may not gain acceptance as an alternative to proven engines already used in on-road applications, and our company may not generally gain acceptance as a supplier to on-road markets. For additional detail regarding the risks related to our newly developed 8.8 liter engine, see “— Our new 8.8 liter engine block is the first engine block manufactured in-house by our company, and may not be successful.”

Even if we are able to gain on-road certification and sell into these markets, we may expose ourselves to additional costs associated with on-road engine failures. These costs could be significant, not only if the vehicle into which the engine is installed becomes damaged, but because of the increased potential for injuries or fatalities that could arise from a malfunction or manufacturing defect in an engine used for on-road applications. Finally, we may face significantly increased competition in the on-road markets from competitors with longer operating histories, greater name recognition and greater financial and marketing resources than our current competitors in the off-road markets. For additional detail regarding the competition faced by our company, see “— We currently face, and will continue to face, significant competition, which could result in a decrease in our revenue.”

We have recently expanded our on-road product line by entering a multi-year supply agreement with General Motors for 4.8-liter and 6.0-liter alternative fuel engines. There is no guarantee that we will be successful in expanding our on-road product line which could have an effect on our on-road supply agreement with General Motors.

Changes in environmental and regulatory policies could hurt the market for our products.

Our business is affected by government environmental policies, mandates and regulations around the world, most significantly with respect to emission standards in the United States. Examples of such regulations include those that (1) restrict the sale of power systems that do not meet emission standards, (2) impose penalties on sellers of non-compliant power systems, and (3) require the use of more expensive ultra-low sulfur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued or expanded as assumed in our growth strategy. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant resources in an effort to influence environmental regulations in ways that delay or repeal requirements for more stringent carbon, particulate matter (a mixture of solid particles and liquid droplets found in the air that contain a variety of chemical components, such as dust, dirt, soot or smoke) and other emissions.

We generally must obtain product certification from both the EPA and CARB to sell our products in the United States. We may attempt to expand sales of our power systems to industrial OEMs that sell their products in Europe, which also has stringent emissions requirements. Accordingly, future sales of our product will depend upon their being certified to meet the existing and future air quality and energy standards imposed by the relevant regulatory agencies. While we incur significant research and developments costs to ensure that our products comply with emission standards and meet certification requirements in the regions where our products are sold, we cannot assure you that our products will continue to meet these standards. The failure to comply with certification requirements would not only adversely affect future sales but could result in the recall of our products or civil or criminal penalties.

The adoption of new, more stringent and burdensome government emission regulations, whether at the foreign, federal, state, or local level, in markets in which we supply our power systems, may require modification of our emission certification and other manufacturing processes for our power systems. Thus, we might incur unanticipated expenses in meeting future compliance requirements, and may be required to increase our research and product development expenditures. Increases in such costs and expenses could necessitate increases in the prices we charge our OEM customers for our power systems, which could adversely affect demand for them.

We currently face, and will continue to face, significant competition, which could result in a decrease in our revenue.

The market for our products and related services is intensely competitive, subject to rapid change and sensitive to new product and service introductions and changes in technical requirements. New developments in power system technology may negatively affect the development or sale of some or all of our power systems or make our power systems uncompetitive or obsolete. Other companies, some of which have longer operating histories, greater name recognition and greater financial and marketing resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and power system technologies. If the markets for our products (including particular industrial OEM market categories) grow as we anticipate, competition may intensify, as existing and new competitors identify opportunities in such markets.

We face competition from companies that employ current power system technologies, and may face competition in the future from additional companies as new power system technologies are adopted. Among our competitors are fuel system providers such as Westport Innovations, Inc., Fuel System Solutions and Woodward Governor, Inc., which supply engines and engine system components to the industrial OEM marketplace. Additionally, we may face competition from companies developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion power systems. We may not be able to incorporate such technologies into our product offerings, or may be required to devote substantial resources to doing so. The success of our business depends in large part on our ability to provide single assembly, integrated, comprehensive, technologically sophisticated power systems to our customers. The development or enhancement by our competitors of similar capabilities could adversely affect our business.

Our industrial OEM customers may not continue to outsource their power system needs.

The purchasers of our power systems are industrial OEMs that manufacture industrial equipment. As a result of the significant resources and expertise required to develop and manufacture emission-certified power systems, these customers have historically chosen to outsource production of power systems to us. Our business depends in significant part on our industrial OEMs continuing to outsource design and production of power systems, power system components and subsystems. However, there can be no assurance that our OEM customers will continue to outsource, or outsource as much of, their power system production in the future. Industrial OEMs that otherwise might use our power systems may instead seek to internalize the production of these power systems and related components. Increased levels of OEM vertical integration could result from a number of factors, such as shifts in our customers’ business strategies, acquisition by a customer of a power system manufacturer or the emergence of low-cost production opportunities in foreign countries.

We are dependent on certain products and industrial OEM market categories for a significant share of our revenues and profits.

During the three months ended March 31, 2013 and fiscal 2012, a significant portion of our revenues were derived from sales of our power systems to be incorporated into equipment used in the power generation and forklift market categories, and we anticipate that sales of power systems in these market categories will continue to represent a significant portion of our revenues for the foreseeable future. We further believe that our growth may depend in a significant part upon our ability to increase sales of our power systems in the material handling and oil and gas market categories, as well as certain other industrial OEM categories. There can be no assurance that the material handling and oil and gas market categories, or any other industrial market category into which we sell our power systems, will grow as quickly or as significantly as we expect (if at all), or that the current, or any future, demand for our power systems in any of these market categories will not decrease.

Failure to raise additional capital or to generate the significant capital necessary to continue our growth could reduce our ability to compete and could harm our business.

We may need to raise additional capital in the future, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our current credit facility contains covenants restricting our ability to enter into additional debt financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Credit agreement” for a description of our credit facility. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness, and take other actions that would otherwise be in the interests of our stockholders and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not, among other things, be able to:

•	continue to expand our research and product development operations and sales and marketing organization;

•	expand operations both organically and through acquisitions; or

•	respond to competitive pressures or unanticipated working capital requirements.

We are dependent on relationships with our OEM customers and any change in our relationships with any of our key OEM customers could have a material adverse effect on our business and financial results.

Our power systems are integrated into our OEM customers’ equipment for subsequent sales and distribution to end-users of off-highway industrial equipment. One of our customers represented more than 10% of our sales in each of the last three fiscal years. We do not currently have formal, written agreements with this customer or some of our other largest customers. There can be no assurance that our current material customers, or industrial OEMs in general, will continue manufacturing equipment that uses our power systems or, if they do manufacture such equipment, that the end-users of our OEM customers will choose to purchase products into which our power systems are incorporated. Any integration, design, manufacturing or marketing problems encountered by our OEM customers could adversely affect the demand for our power systems and the ability of our OEM customers to timely pay us amounts due for our products and services. Any change in our relationships with any of our key OEM customers, whether as a result of economic or competitive pressures or otherwise, including any decision by our OEM customers to reduce their commitments to purchase our power systems in favor of competing products, could have a material adverse effect on our business and financial results.

In addition, we may be subject to disputes arising from agreements and other arrangements with our OEM customers. Disputes with our OEM customers could lead to termination of arrangements with our OEM customers and delays in collaborative development or commercialization of power systems that we design for, and supply to, these customers. Moreover, disagreements may arise with our OEM customers over rights to proprietary technology and other intellectual property incorporated in our power systems and our customers’ products into which our power systems are integrated. Significant disagreements with our OEM customers could result in costly and time-consuming litigation. Any such conflicts with our OEM customers could negatively impact our relationships, reduce the number of power systems which we supply, and negatively impact our ability to obtain future business, in each case with these and other OEM customers.

We are dependent on relationships with our material suppliers, and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business.

We have established relationships with third party engine suppliers and other suppliers from which we source our components for our power systems. We are substantially dependent on our three key engine suppliers, General Motors, Perkins/Caterpillar and Doosan. Sales of our power systems incorporating engines from General Motors, Perkins/Caterpillar and Doosan represented approximately 51%, 12% and 19% of our total sales for the three months ended March 31, 2013 respectively, approximately 57%, 13% and 15% of our total sales for fiscal 2012, respectively, and represented approximately 64%, 10% and 13% of our total sales for fiscal 2011, respectively. If any of these three engine suppliers were to fail to provide engines in a timely manner or to supply engines that meet our quality, quantity or cost requirements, or were to discontinue manufacturing any engines we source from them or providing any such engines to us, and we were unable to obtain substitute sources in a timely manner or on terms acceptable to us, our ability to manufacture our products could be materially adversely affected. In addition, we currently source other important components used in our power systems, such as catalysts, engine controllers, fuel mixers, wiring harnesses, engine sensors and intake manifolds, from a limited number of suppliers. Much of the technology incorporated into these components that we source from a limited number of suppliers is technologically sophisticated, and we do not believe that our competitors have access to some of this sophisticated technology. Our business could be harmed by adverse changes in our relationships with our non-engine component suppliers, or if our competitors gain access to the technology. Further, if our suppliers are unable to provide components to us in a timely manner, or are unable to meet our quality, quantity or cost requirements, we may not in all cases be able to promptly obtain substitute sources. Any extended delay in receiving engines or other critical components could impair our ability to deliver products to our OEM customers.

We do not have formal, written agreements with many of our component suppliers. Most of our non-engine component supply agreements do not extend past the end of 2013, and we do not believe that any of our non-engine component supply agreements constitutes a material agreement of our company. In any event, a component supplier may fail to provide components on a timely basis, or fail to meet our specifications or other requirements for a component, regardless of whether we have a written contract with such supplier.

The quality and performance of our power systems are, in part, dependent on the quality of their component parts that we obtain from various suppliers, which makes us susceptible to performance issues that could materially and adversely affect our business, reputation and financial results.

Our power systems are sophisticated and complex, and the success of our power systems is dependent, in part, upon the quality and performance of key components, such as engines, fuel systems, generators, breakers, and complex electrical components and associated software. There can be no assurance that the power system parts and components will not have performance issues from time to time, and the warranties provided by our suppliers may not always cover the potential performance issues. We may face disputes with our suppliers with respect to those performance issues and their warranty obligations, and our customers could claim damages as a result of such performance issues.

If any of the component parts we obtain from our suppliers are defective, we may incur liabilities for warranty claims. The supplier in any such case may not fully compensate us for any such liabilities. We may also be responsible for obtaining replacement parts and incur liability related thereto.

We maintain a significant investment in inventory, and a decline in our customers’ purchases could lead to a decline in our sales and profitability and excess inventory.

We cannot always predict the timing, frequency or size of the future orders of our OEM customers. Our ability to accurately forecast our sales is further complicated by the continuing global economic uncertainty. We maintain significant inventories in an effort to ensure that our OEM customers have a reliable source of supply. If we fail to anticipate the changing needs of our customers and accurately forecast our customer demands, our customers may not continue to place orders with us, and we may accumulate significant inventories of products that we will be unable to sell or return to our suppliers. This may result in a significant decline in the value of our inventory and a decrease in our future gross profit.

Changes in our product mix could materially and adversely affect our business.

The margins on our revenues from some of our product and service offerings are higher than the margins on some of our other product and service offerings. In particular, the margins vary between sales of our power systems as compared to sales of our aftermarket parts and components. Our margins can also fluctuate based upon competition, alternative products and services, operating costs and contractual factors. In addition, we may not be able to accurately estimate the margins of some of our new and developing products and services due to our limited operating history with sales of these products. Our new products and services may have lower margins than our current products and services.

While margins differ across the range of our power systems, prices for our power systems generally vary based on the relative sizes in terms of horsepower of the power systems. For example, if a greater proportion of our revenues are generated from sales of our lower-power power systems, our total revenues and profits may be lower than what they would be if we sold a comparable number of larger power systems, even if margins on these smaller power systems are greater.

We derive a substantial majority of our revenues attributed to our diesel power systems business from our relationships with Perkins and Caterpillar.

We derive a significant portion of our diesel power systems business from our distributor agreement with Perkins, our packaging and distribution agreements with Caterpillar engine dealers and our association with Caterpillar. Our business with Perkins and Caterpillar represented approximately 16% for the three months ended March 31, 2013, and 16% and 14% of our revenues in fiscal 2012 and 2011, respectively. Any material change in our relationships with Perkins and Caterpillar, including the termination of our distribution agreement with Perkins, could have a material adverse effect on our business and financial results.

Our financial position, results of operations and cash flows have been, and may in the future be, negatively impacted by challenging global economic conditions.

Challenging global economic conditions, which can have a particularly severe impact on industrial markets, have had, and may in the future have, a material adverse effect on our business. More specifically, such conditions resulted in significantly reduced demand in 2009 for our power systems and other products from our industrial OEM customers, as those customers faced sharp declines in market demand for their products into which our power systems are incorporated. Our net sales decreased 34% from 2008 to 2009, primarily due to lower power system shipment volumes and aftermarket parts sales resulting from this reduced demand. This sales decrease was reflected across our base of customers in all of the OEM categories in which our power systems are used. Difficult market conditions can also cause us to experience pricing pressure, negatively impacting our margins.

Future economic downturns may materially impact our OEM customers, as well as suppliers and other parties with which we do business. Economic conditions that adversely affect our customers may cause them to terminate existing supply agreements or to reduce the volume of power systems they purchase from us in the future. In the case of another economic downturn, we may have significant balances owing from customers that face liquidity issues. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition. Similarly, with adverse market conditions, our key suppliers from which we source power system components may be unable to provide components to us. Furthermore, we may not be able to successfully anticipate, plan for and respond to changing economic conditions, and our business could be negatively affected.

Fuel price differentials are hard to predict and may have an adverse impact on the demand for our products in the future.

The prices of various fuel alternatives are subject to fluctuation, based upon many factors, including changes in resource bases, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies. The price differential among various fuel alternatives can impact OEMs and their decisions to buy power systems from us. For example, if fossil fuel prices increase significantly, OEMs may choose to seek power systems powered by electric motors instead of ones that use fossil fuels. Furthermore, if OEMs do decide to purchase power systems from us, relative fuel prices may affect which power systems they purchase from us. The margins on our sale of certain of our power systems are higher than the margins on other power systems that we sell to our OEM customers. See “Changes in our product mix could materially and adversely affect our business.”

Price increases in some of the key components in our power systems could materially and adversely affect our operating results and cash flows.

The prices of some of the key components of our power systems are subject to fluctuation due to market forces beyond our control, including changes in the costs of raw materials incorporated into these components. Such price increases occur from time to time due to spot shortages of commodities, increases in labor costs or longer-term shortages due to market forces. In particular, the prices of certain precious metals used in our emissions control systems fluctuate frequently and often significantly. Substantial increases in the prices of raw materials used in components which we source from our suppliers may result in increased prices charged by our suppliers. If we incur price increases from our suppliers for key components in our power systems, our production costs will increase. Given competitive market conditions, we may not be able to pass all or any of those cost increases on to our OEM customers in the form of higher sales prices. To the extent our competitors do not suffer comparable component cost increases, we may have even greater difficulty passing along price increases and our competitive position may be harmed. As a result, increases in costs of key components may adversely affect our margins and otherwise adversely affect our operating results and cash flows.

Many of our power systems involve long and variable design and sales cycles, which could have a negative impact on our results of operations for any given quarter or year.

The design and sales cycle for our customized power systems, from initial contact with our potential OEM customer to the commencement of shipments of our power systems, may be lengthy. Customers generally consider a wide range of issues before making a decision to purchase our power systems. Before an industrial OEM commits to purchase our power systems, they often require a significant technical review, assessment of competitive products and approval at a number of management levels within their organization. During the time our customers are evaluating our products, we may incur substantial sales and marketing, engineering and research and development expenses to customize our power systems to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity, order long-lead-time components or purchase significant amounts of power system components and other inventory prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products.

The product development time after an industrial OEM customer agrees to purchase our power systems can be considerable. Our process for establishing technical specifications and developing a customized, integrated power system requires use of significant engineering resources, including design, prototyping, modeling, testing and application engineering. The length of this cycle is influenced by many factors, including the difficulty of the technical specification, the novelty and complexity of the design and the customer’s procurement processes.

Our design, development and sales cycle may vary based on the specific power system and the industrial OEM market category in which our customer’s product will compete, and it is difficult to predict for any particular transaction. The length and variability of our sales cycle can make it difficult to predict whether particular sales commitments will be received in any given period. As a result, a significant period may elapse between our investment of time and resources in designing and developing a custom power system for an OEM customer and our revenue from sales of that power system.

The length of this process may increase the risk that an OEM customer will decide to cancel or change its plans related to its equipment into which our power system is integrated. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales. In addition, our business, results of operations and financial condition could be materially adversely affected if a customer curtails, materially reduces or delays a significant order during our sales cycle, chooses not to release its equipment that contains our custom power system, or is not successful in the sale and marketing of its equipment that contains our custom power system.

The loss of one or more key members of our senior management, or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team, in particular Gary Winemaster, our Chief Executive Officer and President, Eric Cohen, our Chief Operating Officer and Daniel Gorey, our Chief Financial Officer. The loss of any of our key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management, engineering, manufacturing and operating personnel. As we develop additional capabilities, we may require more skilled personnel. Given the highly specialized nature of our power systems, these personnel must be highly skilled and have a sound understanding of our industry, business and our technology. The market for such personnel is highly competitive. As a result, we may not be able to continue to attract and retain the personnel needed to support our business.

Our existing debt or new debt that we incur could adversely affect our business and growth prospects.

At April 30, 2013, we had approximately $34.7 million in principal amount of outstanding debt under our credit line. Our total credit facility is $50.0 million. Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in current and potential future credit agreements have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

More specifically, pursuant to our current loan and security agreement with our senior lender, we have agreed to certain financial covenants, including maintaining certain ratios between our adjusted EBITDA and our fixed charges. In addition, our current loan and security agreement places limitations on our ability to make capital expenditures and to make acquisitions of other companies. Any failure by us to comply with the financial covenants set forth in our current loan and security agreement in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

Furthermore, we are currently seeking to obtain an expanded credit facility, and we may incur substantial additional indebtedness in the future. If new debt or other liabilities are added to our current debt levels, the related risks that we now face, as described above, could intensify.

Our quarterly operating results are subject to variability from quarter to quarter.

Our quarter-to-quarter and quarter-over-quarter operating results (including our sales, gross profit and net income) and cash flows have been, and in the future may be, impacted by a variety of internal and external events associated with our business operations, many of which are outside of our control. Examples of such events include (1) changes in regulatory emission requirements (which generally occur on January 1 of the year in which they become effective), (2) customer product phase-in/phase-out programs, (3) supplier product (i.e. a specific engine model) phase-in/phase-out programs, (4) changes in pricing by suppliers to us of engines, components and other parts (typically effective January 1 of any year), and (5) changes in our pricing to our customers (typically effective January 1 of any year), which may be related to changes in the pricing by suppliers to us.

In order to mitigate potential availability or pricing issues, customers may adjust their demand requirements from traditional patterns. We may also extend special programs to customers in advance of such events, and we are more likely to offer such programs in our fourth quarter of a year in anticipation of events expected to occur in the first quarter of the next year. The occurrence of any of the events discussed above may result in fluctuations in our operating results (including sales and profitability) and cash flows between and among reporting periods.

If we fail to adequately protect our intellectual property rights, we could lose important proprietary technology, which could materially and adversely affect our business.

We believe that the success of our business depends, in substantial part, upon our proprietary technology, information, processes and know-how. The unauthorized use of our intellectual property rights and proprietary technology by others could materially harm our business. We do not own any material patents and rely on a combination of trademark and trade secret laws, along with confidentiality agreements, contractual provisions and licensing arrangements, to establish and protect our intellectual property rights. Although certain of our employees have entered into confidentiality agreements with us to protect our proprietary technology and processes, not all of our employees have executed such agreements, nor can we ensure that employees who have executed such agreements will not violate them.

Despite our efforts to protect our intellectual property rights, existing laws afford only limited protection, and our actions may be inadequate to protect our rights or to prevent others from claiming violations of their proprietary rights. Unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain, use or exploit aspects of our products and services, develop similar technology independently, or otherwise obtain and use information that we regard as proprietary. We cannot assure you that our competitors will not independently develop technology similar or superior to our technology or design around our intellectual property.

In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as the laws of the United States. In particular, we sell our power systems to industrial OEM customers, and source certain components from suppliers, in China, where commercial laws are relatively underdeveloped compared to other geographic markets into which we sell our products. Protection of intellectual property is limited under Chinese law, and the sale of our products and the local sourcing of components may subject us to an increased risk of infringement or misappropriation of our intellectual property. As a result, we cannot be certain that we will be able to adequately protect our intellectual property rights in China.

We may need to resort to litigation to enforce our intellectual property rights to protect our trade secrets and to determine the validity and scope of other companies’ proprietary rights in the future. However, litigation could result in significant costs or in the diversion of financial resources and management’s attention. We cannot assure you that any such litigation will be successful or that we will prevail over counterclaims against us.

In addition, many of the components we source from our suppliers and which are incorporated into our power systems use proprietary intellectual property of our suppliers. We also license or rely upon certain intellectual property from third parties, including the “back office” software and functionality for our telematics tool, MasterTrak. For a description of MasterTrak, our telematics tool, see “Business — Our Products and Industry Categories — Connected Asset Services.” Any of these third parties from which we source our power system components, from which we license intellectual property or on whose intellectual property we rely, may also supply these components (or other components that incorporate the same intellectual property) or license or provide such intellectual property, as applicable, to others, including our competitors, or terminate our access to such intellectual property.

If we face claims of intellectual property infringement by third parties, we could encounter expensive litigation, be liable for significant damages or incur restrictions on our ability to sell our products and services.

We cannot be certain that our products, services and power system technologies, including any intellectual property licensed from third parties for use therein or incorporated into components that we source from our suppliers, do not, or in the future will not, infringe or otherwise violate the intellectual property rights of third parties. We are not aware of all of the proprietary technology incorporated into, or used in developing, the components that we source and integrate into our power systems, nor are we familiar with all of the technology included in, or used in developing, products that are competitive with these components. Furthermore, the design, prototyping, testing and engineering capabilities we use to manufacture our power systems are technologically sophisticated, and we consider the processes by which we develop our power systems to be confidential and proprietary trade secrets. To compete in the industrial OEM market, our competitors likely also use proprietary development processes to manufacture their products. Given that neither we nor our competitors make information regarding such manufacturing and development processes available to the public, we cannot know the extent to which there may be any commonality between our respective processes and cannot be certain that we are not infringing on any intellectual property rights of others. In addition, for the above reasons, we cannot assure you that third parties will not claim that we have infringed their intellectual property rights.

A third party alleged, and asserted those allegations in proceedings against us (which proceedings were subsequently settled), that certain technology related to our telematics tool, MasterTrak, infringed upon the intellectual property rights of that party. As such, we may in the future be subject to similar infringement claims that may result in litigation. Successful infringement claims against us could result in substantial monetary liability, require us to enter into royalty or licensing arrangements, or otherwise materially disrupt the conduct of our business. In addition, even if we prevail in the defense of any such claims, any such litigation could be time-consuming and expensive to defend or settle, and could result in the diversion of the time and attention of management and of operational resources, which could materially and adversely affect our business. Any potential intellectual property litigation also could force us to do one or more of the following:

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stop selling and/or using the specific products and/or services incorporating the allegedly infringing technology and/or stop incorporating the allegedly infringing technology into such products and/or services;

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obtain from the owner of the infringed intellectual property right a license to sell and/or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

•	redesign the products and/or services that incorporate the allegedly infringing technology.

We could suffer warranty claims.

From time to time, we may incur liabilities for warranty claims as a result of defective products or components, including claims arising from defective products or components provided by our suppliers that are integrated into our power systems. Provisions we make for warranty accrual may not be sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our power systems, which could have an adverse impact on our finances and on existing or future sales of our power systems and other products. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue may necessitate a product recall, which could have an adverse impact on our finances and on existing or future sales.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, propane, gasoline and diesel, and products that use these fuels. Natural gas, propane and gasoline are flammable and are potentially dangerous products. Any accidents involving our power systems could materially impede widespread market acceptance and demand for our power systems. In addition, we may be subject to a claim by end-users of our OEM customers’ products or others alleging that they have suffered property damage, personal injury or death because our power systems or the products of our customers into which our power systems are integrated did not perform adequately. Such a claim could be made whether or not our power systems perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Our telematics tool, MasterTrak, may not be successful.

Our telematics tool does not currently provide a material portion of our revenues. There can be no assurance that our telematics tool will gain widespread acceptance among customers or generate meaningful revenues or profits.

We are subject to various laws and regulations relating to our telematics tool. Among other things, wireless transceiver products are required to be certified by the Federal Communications Commission and comparable authorities in foreign countries where they are sold. If we fail to obtain product certifications for our telematics product, or otherwise fail to successfully comply with applicable regulations in this area, we may be required to make significant unanticipated expenditures to bring our telematics tool within compliance with such regulations, and future sales of our telematics tool may be adversely affected. Furthermore, through our telematics tool, we transmit and store information of customers, including equipment-specific information such as performance data. Equipment-specific information may also reveal customer-identifiable information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our telematics business. In particular, such laws could limit our ability to collect information related to users of our telematics tool, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new telematics services based on emerging technologies. In addition, we could become subject to third party claims based upon allegations of loss or misuse of customer information.

See also “— If we face claims of intellectual property infringement by third parties, we could encounter expensive litigation, be liable for significant damages or incur restrictions on our ability to sell our products and services,” for a discussion of a third party intellectual property infringement claim with respect to technology related to our telematics tool, which matter has been settled.

We may have difficulty managing the expansion of our operations.

Our organization and our facilities currently in place may not be adequate to support our future growth. In order to effectively manage our operations and any significant growth, including any significant growth in the sales of, and services related to, our power systems, we may need to:

•	scale our internal infrastructure, including establishing additional facilities, while continuing to provide technologically sophisticated power systems on a timely basis;

•	attract and retain sufficient numbers of talented personnel, including application engineers, customer support staff and production personnel;

•	continue to enhance our compliance and quality assurance systems; and

•	continue to improve our operational, financial and management controls and reporting systems and procedures.

Rapid expansion of our operations could place a significant strain on our senior management team, support teams, manufacturing lines, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

If we do not properly manage the sales of our products into foreign markets, our business could suffer.

A significant portion of our future revenues could be derived from sales outside of the United States, particularly in Asia. We have sales and distribution activities in Asia and Europe where we may lack sufficient expertise, knowledge of local customs or contacts. In Asia, we depend upon an independent sales and support organization to complement our OEM relationships and provide knowledge of local customs and requirements, while also providing immediate sales assistance and customer support. There can be no assurance that we will be able to maintain our current relationship with this independent sales and support organization, or that we will be able to develop effective, similar relationships in foreign markets into which we supply our products in the future.

Growing the market for our products in Asia and other markets outside of the United States may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers restricting our ability to sell our products in those countries, longer payment cycles, exposure to currency fluctuations, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales, our business could suffer.

In addition, our foreign sales subject us to numerous stringent U.S. and foreign laws, including the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations which prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Safeguards that we may implement to discourage these practices could prove to be ineffective, and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators. Any of these factors, or any other international factors, could impair our ability to effectively sell our power systems, or other products or services that we may develop, outside of the U.S.

If our production facilities become inoperable, our business, including our ability to manufacture our power systems, will be harmed.

We operate our business, including all of our production and manufacturing processes, out of facilities that are all located in Wood Dale, Illinois. If damaged, our facilities, our manufacturing lines, the equipment we use to perform our emission certification and other tests and our other business process systems would be costly to replace and could require substantial time to repair or replace. We are particularly subject to this risk because of our current geographic concentration of our facilities. During 2012, we completed the consolidation of our facilities that are all located in Wood Dale, Illinois. This consolidation further exacerbates this risk. Our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to efficiently operate our business for some period of time. In addition, such events may temporarily interrupt our ability to receive engines, fuel systems or other components for our power systems from our suppliers and to have access to our various production systems necessary to operate our business. Our insurance covering damage to our properties and the disruption of our business may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

In the event our facilities are damaged or destroyed, we may need to find another facility into which we can move our operations. Finding a facility that meets the criteria necessary to operate our business would be time-consuming and costly and result in delays in our ability to provide our sophisticated power systems or to provide the same level of quality in our services as we currently provide.

We may be adversely impacted by work stoppages and other labor matters.

Our workforce consists of full-time and part-time employees, as well as, members of our production team whose services we obtain through an arrangement with a professional employer organization. While none of the members of our workforce are currently represented by a union or covered by a collective bargaining agreement, there have been unsuccessful efforts to unionize our manufacturing employees in the past, and there can be no assurance that members of our workforce will not in the future join a union. If our employees organize and join a union in the future, there can be no assurance that future issues with our workforce will be resolved favorably or that we will not encounter future strikes, work stoppages or other types of conflicts with labor unions or our employees. Any of these consequences may have an adverse effect on us or may limit our flexibility in dealing with our workforce.

In addition, many of our suppliers have unionized work forces. Work stoppages or slow-downs experienced by our material suppliers could result in slow-downs or closures at the manufacturing facilities of our suppliers from where our power system components are sourced. If one or more of our key suppliers experience a material work stoppage, it could have a material adverse effect on our operations.

We could be adversely affected by risks associated with acquisitions and joint ventures.

From time to time, we may seek to expand our business through investments in, joint ventures with or acquisitions of, complementary businesses, technologies, services or products, subject to our business plans and management’s ability to identify, acquire and develop suitable investments or acquisition targets in both new and existing industrial OEM market categories and geographic markets. In certain circumstances, acceptable investments or acquisition targets might not be available. Acquisitions involve a number of risks, including: (1) difficulty in integrating the operations, technologies, products and personnel of an acquired business, including consolidating redundant facilities and infrastructure; (2) potential disruption of our ongoing business and the distraction of management from our day-to-day operations; (3) difficulty entering markets in which we have limited or no prior experience and in which competitors have a stronger market position; (4) difficulty maintaining the quality of services that such acquired companies have historically provided; (5) potential legal and financial responsibility for liabilities of acquired businesses; (6) overpayment for the acquired company or assets; (7) increased expenses associated with completing an acquisition and amortizing any acquired intangible assets; and (8) challenges in implementing uniform standards, controls, procedures and policies throughout an acquired business. In addition, under the terms of our credit facility, we may be restricted from engaging in certain acquisition transactions. See “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Credit agreement” for a description of our credit facility.

If we were to pursue acquisition or investment opportunities, these potential risks could disrupt our ongoing business, result in the loss of key customers or personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial condition.

We could become liable for damages resulting from our manufacturing activities.

The nature of our manufacturing operations exposes us to potential claims and liability for environmental damage, personal injury, loss of life and damage to, or destruction of, property. Our manufacturing operations are subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our manufacturing operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures to bring our operations within compliance with such regulations. If we fail to comply with applicable environmental laws and regulations, manufacturing guidelines, and workplace safety requirements, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under such circumstances, we could be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims for which we may not have sufficient or any insurance coverage for claims.

We may have unanticipated tax liabilities that could adversely impact our results of operations and financial condition.

We are subject to various types of taxes in the U.S., as well as foreign jurisdictions into which we supply our products. The determination of our provision for income taxes and other tax accruals involves various judgments, and therefore the ultimate tax determination is subject to uncertainty. In addition, changes in tax laws, regulations, or rules may adversely affect our future reported financial results, may impact the way in which we conduct our business, or may increase the risk of audit by the Internal Revenue Service or other tax authority. Although we are not subject to any audits currently, we may be in the future subject to an Internal Revenue Service audit or other audit by state, local and foreign tax authorities. The final determinations of any tax audits in the U.S. or abroad could be materially different from our historical income tax provisions and accruals. If any taxing authority disagrees with the positions taken by us on our tax returns, we could incur additional tax liabilities, including interest and penalties.

Variability in self-insurance liability estimates could significantly impact our results of operations.

We self-insure for employee health insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in this health insurance plan. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. Any significant variation in these estimates and judgments could cause a material change to our reserves for self-insurance liabilities, as well as our earnings.

Risks Related to the Shell Company

We may have contingent liabilities related to Format, Inc.’s operations prior to the reverse recapitalization transaction of which we are not aware and for which we have not adequately provisioned.

Format, Inc. may be deemed to have been a shell company with nominal operations and assets prior to the reverse recapitalization transaction. Upon completion of the reverse recapitalization, we acquired all of the operations of The W Group and its subsidiaries. Immediately prior to the consummation of the reverse recapitalization, Format, Inc. was engaged, to a limited extent, in EDGARizing corporate documents for filing with the SEC, and providing limited commercial printing services. We cannot assure you that there are no material claims outstanding, or other circumstances of which we are not aware, that would give rise to a material liability relating to those prior operations, even though we do not record any provisions in our financial statements related to any such potential liability. If we are subject to past claims or material obligations relating to our operations prior to the consummation of the reverse recapitalization, such claims could materially adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; any failure to establish and maintain adequate internal control over financial reporting or to recruit, train and retain necessary accounting and finance personnel could have an adverse effect on our ability to accurately and timely prepare our consolidated financial statements.

As a public operating company, we incur significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including those associated with corporate governance requirements and public company reporting obligations. In particular, we have needed to enhance and supplement our internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise, as well as refine our quarterly and annual financial statement closing process, to enable us to satisfy such reporting obligations.

Furthermore, we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. In order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we are required to document and test our internal control procedures and prepare annual management assessments of the effectiveness of our internal control over financial reporting. These assessments must include disclosure of identified material weaknesses in our internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to our business. Additionally, we cannot provide any assurances that we will be successful in remediating any deficiencies that may be identified. If we are unable to remediate any such deficiencies or otherwise fail to establish and maintain adequate accounting systems and internal control over financial reporting, or we are unable to continue to recruit, train and retain necessary accounting and finance personnel, we may not be able to accurately and timely prepare our consolidated financial statements and otherwise satisfy our public reporting obligations. Any inaccuracies in our financial statements or other public disclosures (in particular if resulting in the need to restate previously filed financial statements), or delays in our making required SEC filings, could have a material adverse effect on the confidence in our financial reporting, our credibility in the marketplace and the trading price of our common stock.

We have identified material weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future. Specifically, under the supervision of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework in the Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting was not effective based on those criteria. Based on management’s assessment, controls over the business system software used within our aftermarket parts group were not adequate. Our management has been engaged in developing and implementing a remediation plan to address the material weakness, but we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

As a “smaller reporting company,” we have been able to take advantage of an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. If we no longer qualify as a smaller reporting company, compliance with these auditor attestation requirements will require additional costs and significant time and resources from our management and finance and accounting personnel.

In addition, our management team must continue to adapt to other requirements of being a public company. We need to devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. We incur substantial legal and financial compliance costs as a result of complying with these rules and regulations promulgated by the SEC.

We are currently a “smaller reporting company” and are able to avail ourselves of reduced disclosure requirements applicable to smaller reporting companies, which could make our common stock less attractive to investors.

We are a “smaller reporting company,” as defined in the rules promulgated by the SEC under the Exchange Act. We have in this prospectus taken advantage of, and we plan in future filings with the SEC, for as long as we qualify as a “smaller reporting company,” to continue to take advantage of, certain exemptions from various reporting requirements that are applicable to public companies that are not “smaller reporting companies,” including reduced disclosure obligations regarding our business and executive compensation, as well as financial information. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Concentration of ownership among our existing executive officers may prevent new investors from influencing significant corporate decisions.

Following this offering, Gary Winemaster, our Chairman of the Board, Chief Executive Officer and President, and Kenneth Winemaster, our Senior Vice President and Secretary, will beneficially own in the aggregate approximately 61.36% of our outstanding shares of common stock (or 58.87% if the underwriters exercise their over-allotment option in full). On a fully-diluted basis, assuming the exercise of all outstanding warrants and outstanding stock appreciation rights, such individuals will beneficially own in the aggregate approximately 55.50% of our outstanding shares of common stock (or 53.25% if the underwriters exercise their over-allotment option in full). Following the offering, Gary Winemaster alone will beneficially own approximately 38.89% of our outstanding shares of common stock (or 37.65% if the underwriters exercise their over-allotment option in full). On a fully diluted basis, assuming the exercise of all outstanding warrants and outstanding stock appreciation rights, Gary Winemaster alone will beneficially own 35.18% of our outstanding shares of common stock (or 34.05% if the underwriters exercise their over-allotment option in full).

As a result of Gary Winemaster’s and Kenneth Winemaster’s beneficial ownership of a significant majority of our outstanding shares of common stock, these stockholders can exercise control over matters requiring stockholder approval, including the election of directors, amendment of our articles of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions impossible without the support of these stockholders.

A liquid and orderly trading market for our common stock may not develop, and the price of our stock may be volatile and may decline in value.

To date, there has not been a particularly liquid and orderly public trading market for our common stock. An active, liquid public trading market may not develop or may not be sustained. The lack of an active, liquid public trading market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active, liquid public trading market for our common stock may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other companies or assets by using shares of our common stock as consideration.

The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with securities traded in those markets. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A significant number of shares of our common stock were registered for sale in 2011 and have become eligible for sale, which could depress the market price for our common stock. Future sales by us or our existing stockholders could similarly depress the market price of our common stock.

A significant number of shares of our common stock were registered for sale in 2011 and have become eligible for sale in the public market, which could cause the market price for our common stock to decline significantly. If we or our existing stockholders sell a large number of shares of our common stock, or if we sell additional securities that are convertible into common stock, in the future, the market price of our common stock similarly could decline. Further, even the perception in the public market that we or our existing stockholders might sell shares of common stock could depress the market price of our common stock.

We have broad discretion in the use the net proceeds that we will receive from this offering (or additional availability under our revolving line of credit resulting from the repayment of our outstanding borrowings thereunder with our proceeds from this offering) and may not use them in a manner in which our stockholders would consider appropriate.

Our management will have broad discretion in the application of the net proceeds that we will receive from this offering (or additional availability under our revolving line of credit resulting from the repayment of our outstanding borrowings thereunder with our proceeds from this offering). Our stockholders may not agree with the manner in which our management chooses to allocate and spend these funds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

In addition to the concentration of ownership described under “Concentration of ownership among our existing executive officers and their affiliates may prevent new investors from influencing significant corporate decisions” above, which will prevent any attempt to acquire control of our company not supported by these significant stockholders, our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our organizational documents include provisions:

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authorizing “blank check” preferred stock, which may be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. Provisions of Delaware law may also have anti-takeover effects. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.

If we engage in capital raising activities in the future, including issuances of common stock, to fund the growth of our business, our stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of our common stock. During 2012, we adopted the 2012 Incentive Compensation Plan, and this plan was approved by a majority of our stockholders. The adoption of this plan pursuant to which equity awards have been, and may continue to be, granted to eligible employees (including our executive officers), directors and consultants, and the related issuance of shares of our common stock upon the exercise of any such equity awards may result in dilution to our stockholders and adversely affect our earnings. In addition, in the near future, we may seek to increase the number of shares available for awards pursuant to this plan. See “Executive Compensation — 2012 Incentive Compensation Plan” for a description of this plan.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the extent to which industry or securities analysts publish research and reports about us, our business, our market or our competitors and what they publish in those reports. Any analysts that do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about our competitors. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not anticipate paying any dividends in the foreseeable future.

The payment of dividends is currently restricted by our credit agreement with BMO Harris Bank N.A. We intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Because we do not anticipate paying dividends in the future, the only opportunity to realize the value of our common stock will likely be through an appreciation in value and a sale of those shares. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which shares are sold in this offering.

A research report, which does not reflect our views, was published by one of our underwriters prior to the filing of our registration statement. No investor should rely on this research report when making an investment decision. We could be subject to liability as a result of the publication of this research report.

Prior to the filing of the registration statement of which this prospectus forms a part, a research report regarding our quarterly financial results was written and published by Craig-Hallum Capital Group LLC, one of our underwriters, which publishes and distributes research reports on our company in the regular course of its business.

We were not involved in any way in the preparation of this research report and had no knowledge of this research report until after it was released. Such report does not reflect our views, and we disclaim all responsibility for its contents. You should disregard the contents of this research report entirely when making any investment decision with respect to our common stock. Any decision to purchase our common stock in this offering should be based solely on the information contained in this prospectus.

The research report may be deemed a prospectus not meeting the requirements of the Securities Act, and the publication of the report could be found to be a violation of Section 5 of the Securities Act. If the publication of this research report were to be held by a court to be a violation by us of Section 5 of the Securities Act, we could be required to repurchase the shares sold to certain purchasers in this offering at the original purchase price, or, if such purchasers had already sold the securities, could be liable to them for damages. We could be subject to other claims for damages and costs as a result of the publication of the research report.

Cautionary Note Regarding Forward-Looking Statements

This prospectus includes forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have tried to identify forward-looking statements by using words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “potential,” “should,” “will,” “will be,” “would” and similar expressions, but this is not an exclusive way of identifying such statements. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements contained in this prospectus as a result of various risks, uncertainties and other factors, including, among others, those described above under the heading “Risk Factors” and elsewhere in this prospectus. Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of Proceeds

We estimate that our net proceeds from the sale of shares of our common stock will be approximately $33.6 million, based on an assumed public offering price of $36.25 per share (the last reported sale price of our common stock on The NASDAQ Capital Market on June 11, 2013), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use approximately $25 million of our net proceeds (representing approximately 75% of our net proceeds) to pay down our outstanding borrowings under our revolving line of credit with BMO Harris Bank, N.A., which is scheduled to mature on March 20, 2017. Pursuant to the terms of our revolving line of credit, upon the issuance of any equity securities, we must repay our outstanding borrowings thereunder with 100% of the proceeds we receive in any such issuance. As of March 31, 2013, $6.9 million of the Company’s outstanding borrowings under its revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance of $25.0 million as of March 31, 2013, had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to 1.95%. The unused and available revolving line of credit balance was $18.1 million at March 31, 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement” below for additional information regarding our credit facility.

We intend to use any remaining net proceeds (and the additional availability under our revolving line of credit resulting from the repayment of our outstanding borrowings thereunder with our proceeds from this offering) for working capital and other general corporate purposes. Such purposes may include further expansion into on-road markets, development of new engines and product testing and certification. Additionally, we may use a portion of the remaining net proceeds (and the additional availability under our revolving line of credit) for the acquisition of, or investment in, companies, technologies or assets that complement our business and further our growth strategy; however, we have no present understandings, commitments or agreements to make any such material acquisitions or investments. We cannot specify with certainty the particular uses for our remaining net proceeds (or any additional availability under our revolving line of credit) and, at the date hereof, cannot accurately predict the amounts that we may spend for any particular purpose. Our management team will have broad discretion in determining the uses of our remaining net proceeds. The amounts of our actual expenditures will be influenced by a variety of factors, including the timing and extent of our expansion opportunities, the amount of cash used by our operations and the occurrence of unforeseen opportunities and events.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Dividend Policy

We have not paid any cash dividends on our common stock to date. The payment of dividends is currently restricted by our Agreement with BMO Harris Bank, N.A. We intend to retain our future earnings to support operations and to finance expansion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement” below for a further discussion regarding restrictions on the payment of dividends under our new credit facility.

Price Range of Common Stock

Our common stock is listed on The NASDAQ Capital Market under the symbol PSIX. Prior to listing on The NASDAQ Capital Market on May 28, 2013, our common stock was quoted on the OTC Bulletin Board and the OTC Markets — OTCQB tier under the symbol PSIX. The table below sets forth the high and low sale prices per share of our common stock on The NASDAQ Capital Market, and the high and low bid prices per share of our common stock as quoted on the OTC Bulletin Board and the OTC Markets — OTCQB tier for the periods indicated, as applicable. Prior to April 29, 2011, the effective date of the reverse recapitalization, the common stock traded under the symbol FRMT. All over-the-counter market quotations for our common stock included below for periods prior to August 26, 2011 have been adjusted to give retroactive effect to the 1-for-32 reverse stock split of our common stock that was effected on that date, pursuant to the migratory merger, and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Prior to the reverse recapitalization, there was limited or no trading activity in Format’s common stock. Prior to the consummation of the reverse recapitalization transaction (and for a period thereafter) only one market maker posted quotations for our common stock on the OTC Bulletin Board or, to the extent there were multiple market makers, those market makers were posting unpriced quotations. Accordingly, there is limited information available about the market price of our common stock on the OTC Bulletin Board prior to the consummation of the reverse recapitalization transaction.

	High	Low
Fiscal Year Ended December 31, 2011
First Quarter	$16.32	$6.40
Second Quarter	$16.32	$16.32
Third Quarter	$17.60	$6.40
Fourth Quarter	$13.50	$7.25
Fiscal Year Ended December 31, 2012
First Quarter	$17.75	$10.00
Second Quarter	$20.95	$14.00
Third Quarter	$17.15	$15.10
Fourth Quarter	$18.00	$14.35
Fiscal Year Ending December 31, 2013
First Quarter	$26.08	$16.18
Second Quarter (through June 11, 2013)	$38.25	$24.00

As of June 11, 2013, the last reported sale price for our common stock on The NASDAQ Capital Market was $36.25 per share.

Holders

As of June 7, 2013, there were approximately 23 holders of record of our common stock. The actual number of stockholders is significantly greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Capitalization

The following table sets forth our cash and our capitalization as of March 31, 2013:

•	On an actual basis; and

•

On a pro forma basis to give effect to (1) the sale of shares of our common stock by us in this offering at an assumed public offering price of $36.25 per share (the last reported sale price of our common stock on The NASDAQ Capital Market on June 11, 2013), after deducting the underwriters’ discounts and commissions and the estimated offering expenses payable by us and (2) the application of the estimated net proceeds to us from this offering as described under “Use of Proceeds,” as if the offering had occurred on March 31, 2013.

The information below is illustrative only and our cash and capitalization following the completion of this offering will be based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	March 31, 2013 (unaudited)
	Actual	Pro Forma for this Offering(1)
	(in thousands, except share data)
Cash	$295	$8,870

Revolving line of credit	$31,945	6,945

Stockholders’ equity:
Common stock — $0.001 par value per share. Authorized: 50,000,000 shares. Issued: 10,047,546 and 11,047,546 actual and pro forma, respectively. Outstanding: 9,216,621 and 10,216,621 actual and pro forma, respectively.	10	11
Additional paid-in capital	14,323	47,897
Retained earnings	13,185	13,185
Treasury Stock, at cost, 830,925 shares actual and pro forma	(4,250)	(4,250)

Total stockholders’ equity	23,268	56,843

Total capitalization	$55,213	$63,788

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $36.25 per share of common stock (the last reported sale price of our common stock on The NASDAQ Capital Market on June 11, 2013) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity and total capitalization (pro forma for this Offering) by approximately $0.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

Selected Historical Consolidated Financial and Operating Data

Set forth below is selected historical consolidated financial and operating data of the Company at the dates and for the periods indicated. The selected historical consolidated statement of operations data for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and the selected historical consolidated balance sheet data as of December 31, 2011 and December 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2010 has been derived from our audited consolidated financial statements that do not appear in this prospectus. The selected historical consolidated statement of operations data for the three months ended March 31, 2012 and March 31, 2013 and selected historical consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of March 31, 2012 has been derived from our unaudited consolidated financial statements that do not appear in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical consolidated financial and operating data set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
(Dollar amounts in thousands, except per share amounts)	2012	2011	2010	2013	2012
				(unaudited)
Statement of Operations Data:
Net sales	$202,342	$154,969	$100,521	$52,576	$48,072
Cost of sales	168,425	128,541	83,894	43,407	39,843

Gross profit	33,917	26,428	16,627	9,169	8,229

Operating expenses:
Research & development and engineering	7,377	4,713	3,846	1,771	1,727
Selling and service	5,925	6,666	5,465	1,880	1,702
General and administrative	8,299	5,244	3,250	2,438	1,764

Total operating expenses	21,601	16,623	12,561	6,089	5,193

Operating income	12,316	9,805	4,066	3,080	3,036
Other (income) expense	1,471	2,971	2,131	5,040	855

Income before income taxes	10,845	6,834	1,935	(1,960)	2,181
Income tax provision	4,143	2,773	366	967	1,031

Net income (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150

Undistributed earnings (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150

Undistributed earnings allocable to Series A convertible preferred shares	$—	$2,513	$1,510	$—	$—

Undistributed earnings allocable to common shares	$6,702	$1,548	$59	$(2,927)	$1,150

Weighted-average common shares outstanding
Basic	9,068,846	3,512,534	312,500	9,100,111	9,064,537
Diluted	9,068,846	3,512,534	312,500	9,100,111	9,064,537

Undistributed earnings (loss) per common share
Basic	$0.74	$0.44	$0.19	$(0.32)	$0.13
Diluted	$0.74	$0.44	$0.19	$(0.32)	$0.13

Other Financial Data (1):
Adjusted net income	$7,455	$4,443	$1,569	$1,919	$1,743
Adjusted diluted earnings per common share	$0.81	$0.48	$0.19	$0.21	$0.19

	As of December 31,			As of March 31,
(Dollar amounts in thousands)	2012	2011	2010	2013	2012
				(unaudited)
Balance Sheet Data:
Current assets	$82,077	$66,021	$50,165	$82,272	$73,501
Property, plant & equipment, net	7,145	3,611	2,883	7,828	3,710
Total assets	90,765	71,083	55,353	91,473	79,215
Current liabilities	32,664	51,842	43,899	28,441	37,512
Total debt and capital leases (current and long-term portions)	30,942	19,730	29,535	31,945	20,809
Total liabilities	68,031	55,759	49,997	68,205	62,741
Stockholders’ equity	22,734	15,324	5,356	23,268	16,474

1)	The Company believes supplementing its consolidated financial statements presented in accordance with GAAP with non-GAAP measures provides investors with useful information regarding the Company’s short-term and long-term trends. Adjusted net income and adjusted diluted earnings per common share are derived from GAAP results by excluding the non-cash impact related to the change in the estimated fair value of the liability associated with the warrants issued in the Company’s April 2011 private placement. The Company excludes this non-operating, non-cash impact, as the Company believes it is not indicative of its core operating results or future performance. The warrant revaluation results from facts and circumstances that fluctuate in impact and is excluded by management in its forecast and evaluation of the Company’s operational performance. Adjusted net income and adjusted diluted earnings per common share also exclude costs incurred in connection with the Company’s relocation of production, warehousing and administrative offices into new facilities. The Company excludes these costs because the Company believes that they, similar to the warrants, are not indicative of the Company’s core operating results or future performance and are excluded by management in its forecast and evaluation of the Company’s operational performance.

Adjusted net income, adjusted diluted earnings per common share and other non-GAAP financial measures used and presented by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Investors should consider non-GAAP measures in addition to, and not as a substitute for, or as superior to, financial performance measures prepared in accordance with GAAP. The following table presents reconciliations of net income to adjusted net income and diluted earnings per common share to adjusted diluted earnings per common share:

	Fiscal Year Ended			Three Months Ended March 31,
(Dollar amounts in thousands, except per share amounts)	2012	2011	2010	2013	2012
				(unaudited)
Reconciliation of net income (loss) to adjusted net income:
Net income (loss)	$6,702	$4,061	$1,569	$(2,927)	$1,150
Non-cash expense from warrant revaluation	448	382	—	4,846	593
Facility relocation costs, net of tax	305	—	—	—	—

Adjusted net income	$7,455	$4,443	$1,569	$1,919	$1,743

Reconciliation of diluted EPS to adjusted diluted EPS:
Diluted earnings (loss) per common share	$0.74	$0.44	$0.19	$(0.32)	$0.13
Non-cash expense from warrant revaluation	0.04	0.04	—	0.53	0.06
Facility relocation costs	0.03	—	—	—	—

Adjusted diluted earnings per common share	$0.81	$0.48	$0.19	$0.21	$0.19

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion includes forward-looking statements about our business, financial condition and results of operations, including discussions about management’s expectations for our business. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management’s actions to vary, and the results of these variances may be both material and adverse. A description of material factors known to us that may cause our results to vary, or may cause management to deviate from its current plans and expectations, is set forth under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.” The following discussion should also be read in conjunction with our financial statements, including the notes thereto.

Overview

Organization

We design, manufacture, distribute and support power systems for industrial OEMs across a broad range of industries including stationary electricity power generation, oil and gas, material handling, aerial work platforms, industrial sweepers, arbor, welding, airport ground support, turf, agricultural, construction and irrigation. Our engineering personnel design and test power system solutions and components supporting those solutions. Our major engine suppliers include Perkins/Caterpillar, General Motors and Doosan, and we source components from a variety of domestic and global suppliers. We operate as one business and geographic segment. Accordingly, the following discussion is based upon this presentation.

Net sales

We generate revenues and cash primarily from the sale of off-highway industrial power systems and aftermarket parts to industrial OEMs. Our products are sold globally, and we are a sole source power system provider of our products for many of our customers. Net sales are derived from gross sales less sales returns and or sales discounts.

Cost of sales

We manufacture all of our products at our facilities in Wood Dale, Illinois. The most significant component of our cost of sales is the engine cost. The remainder of our cost of sales primarily includes the cost of additional materials utilized in our finished goods, labor, freight, depreciation and other inventoriable costs such as allocated overhead.

Operating expenses

Operating expenses include research & development and engineering, selling and service and general and administrative expenses. Research & development and engineering expenses include both internal personnel costs and expenses associated with outsourced third party engineering relationships. Research & development and engineering activities are staff intensive; thus costs incurred primarily consist of wages and benefits for professional engineers and amounts paid to third parties under contractual engineering agreements. Research & development and engineering consist of a Product and Application Research and Development Engineering Group and a Customer Support Engineering Group. The primary focus of the Product and Application Research and Development Engineering Group is on current and future product design, prototyping, testing and application development activities. The Customer Support Engineering Group provides dedicated engineering and technical attention to customer production support, including a direct communication link with our internal operations.

Selling and service expenses represent the costs of our OEM sales team, an aftermarket sales group and a customer support group for field service and warranty support of our products. We utilize a direct sales and marketing approach to maintain maximum customer interface and service support. Wages and benefits, together with expenses associated with travel, account for the majority of the costs in this category.

General and administrative expenses principally represent costs of our corporate office and personnel that provide management, accounting, finance, human resources, information systems and related costs which support the organization. In addition to wages and benefits, costs include professional services, insurance, banking fees and other general facility and administrative support costs.

Other expense

Other expense includes interest expense on our revolving line of credit and other obligations upon which we pay interest, changes in the valuation of the private placement warrants as well as other pre-tax transactions which require classification in other than operating results. The change in the valuation of our private placement warrants is subject to change based upon fluctuations in the market price of our common stock which can vary significantly from period to period.

2012 significant developments

Facility consolidation

During 2012, we exited two of our leased facilities. We consolidated our diesel engine production and a portion of our spark engine production with our primary component parts and aftermarket inventories into a newly leased 261,000 square foot facility. We moved our heavy duty power system production into a separately leased facility with our base engine block production. We converted our owned facility from production to a research and development facility. We capitalized approximately $2.0 million in leasehold improvements associated with the facilities consolidation. Leasehold improvements are amortized over the shorter of the assets’ useful economic life or the period from the date the assets are placed in service to the end of the lease term including renewal periods that are considered to be reasonably assured of being exercised. In addition, we incurred approximately $509,000 in moving and related costs during 2012 which have been classified as general and administrative expenses in our statement of operations.

Amendment to credit agreement

We completed two amendments to our credit agreement in 2012. On March 20, 2012, our credit agreement was amended to increase the total credit facility from $35.0 million to $50.0 million and to extend the maturity date to March 20, 2017. In addition, this amendment also resulted in a reduction of the LIBOR margin and unused line fee, and under certain circumstances, we are no longer required to report our fixed charge coverage ratio. On November 8, 2012, we amended our credit agreement to (i) increase our acquisition limit up to an aggregate value of $2.0 million; (ii) enter into joint ventures up to an aggregate value of $2.0 million, up from $500,000, and (iii) make annual capital expenditures up to an aggregate of $8.0 million, up from $4.0 million. These thresholds are subject to certain limitations as set forth in the November 8, 2012, amended agreement.

2011 significant developments

Reverse recapitalization, private placement and stock repurchase

On April 29, 2011, Format, Inc. (n/k/a Power Solutions International, Inc.) completed a reverse recapitalization transaction, in which PSI Merger Sub, Inc., a Delaware corporation that was newly-created as a wholly-owned subsidiary of Format, merged with and into The W Group, Inc. and The W Group remained as the surviving corporation of the merger. In that transaction, The W Group became a wholly-owned subsidiary of Power Solutions International, Inc. The reverse recapitalization transaction was consummated under Delaware corporate law pursuant to an agreement and plan of merger, dated as of April 29, 2011. Pursuant to this merger agreement, all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the reverse recapitalization converted into shares of our common stock and shares of preferred stock. In connection with the reverse recapitalization and Gary Winemaster and Thomas Somodi entering into a purchase and sale agreement, (1) The W Group and Mr. Somodi entered into a termination agreement, pursuant to which each of Mr. Somodi’s employment agreement with The W Group (the term of which expired in April 2010) and the subscription agreement between The W Group and Mr. Somodi were terminated; and (2) Power Solutions International, Inc. entered into a new employment agreement with Mr. Somodi, which sets forth the terms of Mr. Somodi’s employment with us. See “Certain Relationships and Related Party Transactions — Purchase and Sale Transaction” below for a description of the purchase and sale agreement between Mr. Winemaster and Mr. Somodi, and see “Executive Compensation — Employment Agreements” below for a description of the employment agreement with Mr. Somodi. Mr. Somodi subsequently retired from the company in January 2013.

The transaction was accounted for as a reverse recapitalization because, among other reasons: (1) the management of The W Group immediately prior to the reverse recapitalization dominated the management of Power Solutions International, Inc. immediately following the reverse recapitalization (i.e., the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and the Senior Vice President of Power Solutions International, Inc. were the same individuals who then held those titles with The W Group, Inc.) and (2) immediately prior to the consummation of the reverse recapitalization, Format, Inc. had nominal assets and operations.

Concurrently with the closing of the reverse recapitalization, on April 29, 2011, we completed a private placement of shares of our Series A Convertible Preferred Stock, together with warrants to purchase shares of our common stock, to 29 accredited investors, receiving total gross proceeds of $18.0 million. Each share of preferred stock was convertible into a number of shares of our common stock equal to $1,000 divided by the conversion price then in effect, subject to limitations on conversion set forth in the certificate of designation for the preferred stock. For every one share of our common stock issuable upon conversion of preferred stock purchased in the private placement, each investor in the private placement also received a warrant to purchase one-half of a share of our common stock, at an exercise price of $13.00 per share, as adjusted for the migratory merger and the reverse split, and subject to limitations on exercise and further adjustment as set forth in the warrants.

Concurrently with the closing of the reverse recapitalization, we issued to Roth Capital Partners, LLC, as compensation for its role as placement agent, a warrant. In accordance with its terms, on September 1, 2011, Roth Capital Partners “cashlessly” exercised in full this warrant. Prior to its exercise in full, this warrant represented the right to purchase an aggregate of 105,000 shares of our common stock, with an exercise price of $13.20 per share, as adjusted for the migratory merger and the reverse split and subject to further adjustment for non-cash dividends, distributions, stock splits or other reorganizations or reclassifications of our common stock. The warrant was not exercisable prior to the effectiveness of the reverse split, and was scheduled to expire on April 29, 2016.

In connection with the reverse recapitalization and the private placement, Format, Inc. entered into a stock repurchase and debt satisfaction agreement, dated as of April 29, 2011, with Ryan Neely, who was the sole director and executive officer of Format, Inc. immediately prior to the closing of the reverse recapitalization, and his wife, Michelle Neely. Pursuant to this agreement, at the time the reverse recapitalization was completed, (1) Format repurchased 93,750 shares (3,000,000 shares without giving effect to the reverse split) of Format common stock from Ryan and Michelle Neely, and (2) Ryan Neely and Michelle Neely terminated all of their interest in, and released Format from all obligations Format had with respect to, the loans made by Ryan Neely and Michelle Neely to Format, Inc. from time to time (which, as of the closing of the transactions contemplated by the stock repurchase and debt satisfaction agreement, were in an aggregate principal amount of $114,156), in exchange for aggregate consideration of $360,000. As part of the stock repurchase agreement, Ryan and Michelle

Neely also released Format from any other obligations Format owed to them, which included the balance of accrued liabilities on Format’s balance sheet of approximately $50,000. The remaining liabilities of Format, which consisted of accounts payable, were settled in connection with but prior to, the consummation of the recapitalization with the available cash on Format’s balance sheet, and Format also transferred to Ryan Neely all of its rights and obligations under the real property lease relating to Format’s sole office space. In addition, assets, consisting of prepaid expenses, office equipment and furniture, with a net book value of approximately $5,000, were written off.

As a result of the reverse recapitalization transaction, Power Solutions International, Inc. succeeded to the business of The W Group.

Replacement of prior credit agreement

On April 29, 2011, in connection with the closing of the reverse recapitalization, the repurchase of shares of our common stock from Ryan and Michelle Neely and the private placement, Power Solutions International, Inc. and The W Group entered into a loan and security agreement with Harris N.A. (now known as BMO Harris Bank, N.A.), and such loan and security agreement replaced the then existing loan and security agreement that The W Group had with its senior lender prior to the closing of the reverse recapitalization. Pursuant to the loan and security agreement with Harris N.A., among other things, Power Solutions International, Inc. became a party to the loan and security agreement, the maximum loan amount under the senior credit facility was reduced from the maximum loan amount under The W Group’s prior credit facility to reflect The W Group’s repayment in full of its two previously outstanding term loans under the prior credit facility and the financial covenants under the prior credit facility were replaced with a new fixed charge coverage ratio. See “Liquidity and capital resources — Credit agreement” below for a discussion of our current credit facility and The W Group’s prior credit facility, which was replaced by the current credit facility in connection with the reverse recapitalization.

Reverse split and migratory merger

In connection with, and prior to the consummation of, the reverse recapitalization, the board of directors of Format approved the reverse split and the migratory merger. On August 25, 2011, we held a special meeting of our stockholders at which our stockholders approved the reverse split, the migratory merger and related matters. On August 26, 2011, Power Solutions International, Inc., a Nevada corporation, merged with and into its wholly owned subsidiary, Power Solutions International, Inc., a Delaware corporation, pursuant to an agreement and plan of merger between Power Solutions International, Inc., a Delaware corporation, and Power Solutions International, Inc., a Nevada corporation. Power Solutions International, Inc., a Delaware corporation, continued as the surviving entity of the migratory merger. Pursuant to the migratory merger, we changed our state of incorporation from Nevada to Delaware and each 32 shares of our common stock converted into one share of common stock of the surviving entity in the migratory merger, thereby effecting a 1-for-32 reverse stock split of our common stock. Upon the consummation of the migratory merger (including the reverse split of our common stock effected thereby), the 113,960.90289 then-issued and outstanding shares of preferred stock automatically converted into an aggregate of 9,496,753 shares of our common stock. The consolidated financial statements included in this report have been restated to retroactively reflect the reverse split in accordance with SEC Staff Accounting Bulletin 4C Equity Accounts — Change in Capital Structure and ASC 260 Earnings Per Share (ASC 260). The conversion of shares of preferred stock to common stock has been presented prospectively in our financial statements, effective with the reporting periods as of, and for the three and nine months ended, September 30, 2011, in accordance with ASC 260. See Note 13 to the Consolidated Financial Statements, “Stockholders’ equity”, for additional information regarding the financial statement impact of the reverse split and migratory merger.

Further, in connection with the private placement, each of our current stockholders who was a stockholder of The W Group and who received shares pursuant to the reverse recapitalization or received, as a gift, stock from the stockholders of The W Group, entered into a voting agreement, pursuant to which such person agreed to vote his shares of our common stock and preferred stock, as applicable, in favor of the reverse split and the migratory merger. The persons who entered into the voting agreements held, in the aggregate, a substantial majority of the voting securities of our company. Accordingly, approval of the reverse split and the migratory merger was probable. Pursuant to the terms of the voting agreements, at the special meeting of our stockholders held on August 25, 2011, each of the individuals subject to a voting agreement voted all of his shares of our common stock and preferred stock to approve the migratory merger and related matters.

Stock purchase agreement with management stockholder

The company and Gary S. Winemaster, the company’s Chief Executive Officer and President, and a member of the Board of Directors of the company, entered into a Stock Purchase Agreement, pursuant to which, on October 31, 2011, we purchased from Mr. Winemaster 830,925 shares of company common stock for $4.25 million, or $5.11 per share. These shares were returned to our treasury as authorized and issued, but not outstanding, shares of common stock of the company. For additional detail regarding the stock purchase agreement between Mr. Winemaster and the company, see “Certain Relationships and Related Party Transactions — Purchase and Sale Transaction” below.

Factors affecting comparability

We have set forth below selected factors that we believe have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Public company expenses

As a result of the reverse recapitalization, we are now a public company. As a result, our general and administrative expenses have increased as we pay our employees, legal counsel and accountants to assist us in, among other things, establishing and maintaining a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and preparing and distributing periodic public reports under the federal securities laws. In addition, as a public company the cost of director and officer liability insurance has increased. We have also incurred additional costs associated with compensation of non-employee directors.

Private placement warrants

Our period comparisons can be impacted by our private placement warrant liability. The change in estimated fair value of the liability associated with the private placement warrants is primarily attributable to fluctuations in the value of our common stock during a period.

Stock-based and other executive compensation

Prior to 2012, we had not granted or issued any stock-based compensation. Accordingly, we had not recognized any stock-based compensation expense. During 2012, our Compensation Committee of the Board of Directors approved, and we granted a Stock Appreciation Rights Award Agreement. As a result, we have incurred non-cash, stock-based compensation expense in 2012 that did not occur in 2011. We may consider making additional awards to our directors, officers and other employees and possibly to consultants and, if we do, we will incur additional non-cash, stock-based compensation expenses in future periods.

Events affecting sales and profitability comparisons

Our profitability comparisons (including our sales, gross profit and net income) and cash flows can be impacted by a variety of internal and external events associated with our business operations. Examples of such events include (1) changes in regulatory emission requirements (which generally occur on January 1 of the year in which they become effective), (2) customer product phase-in/phase-out programs, (3) supplier product (e.g., a specific engine model) phase-in/phase-out programs, (4) changes in pricing by suppliers to us of engines, components and other parts (typically effective January 1 of any year), and (5) changes in our pricing to our customers (typically effective January 1 of any year), which may be related to changes in the pricing by suppliers to us. In order to mitigate potential availability or pricing issues, customers may adjust their demand requirements from traditional patterns. We may also extend special programs to customers in advance of such events, and we are more likely to offer such programs in our fourth quarter of a year in anticipation of events expected to occur in the first quarter of the next year. The occurrence of any of the events discussed above may result in fluctuations in our operating results (including sales and profitability) and cash flows between and among reporting periods.

Results of operations

Three months ended March 31, 2013 compared with the three months ended March 31, 2012

Net sales

Our net sales increased $4,504,000 (9.4%) to $52,576,000 for the three months ended March 31, 2013, compared to $48,072,000 in the three months ended March 31, 2012, of which an increase in sales volume (as opposed to price increases) accounted for approximately $3,789,000 of the year over year increase. Our power systems and related sales increased approximately $3,688,000 and parts sales accounted for the remaining $816,000 increase. The sales increase was primarily due to growth in power generation sales aided by increased demand for our larger power systems. Our sales in the three months ended March 31, 2013, also includes $284,000 arising from grant revenue recognized in connection with certain engine certification and engine application activities.

Gross profit

Our gross profit increased $940,000 (11.4%) to $9,169,000 for the three months ended March 31, 2013, from $8,229,000 in the three months ended March 31, 2012. Our gross profit increased primarily due to the previously discussed increase in sales. Gross margin was substantially unchanged at 17.4% for the three months ended March 31, 2013, compared to 17.1% for the same period in 2012.

Research & development and engineering

Research & development and engineering expense increased $44,000 (2.5%) to $1,771,000 for the three months ended March 31, 2013, as compared to $1,727,000 for the same period in 2012. Research & development and engineering activities are staff intensive, and we incur significant expenses connected with our professional engineers and amounts paid to third parties for contract services associated with our research and development activities. Compensation and benefits increased $179,000 in the three months ended March 31, 2013 as compared to the same period in 2012 as we added staff to support product development activities. Partially offsetting this increase were decreases in other expense categories, none of which was individually significant. As a percentage of net sales, research & development and engineering expenses decreased to 3.4% for the three months ended March 31, 2013, compared to 3.6% for the same period in 2012.

Selling and service expense

Selling and service expenses increased $178,000 (10.5%) to $1,880,000 for the three months ended March 31, 2013, from $1,702,000 in the three months ended March 31, 2012. Expenses increased across multiple categories, but the increase was generally due to additional promotional activities and an increase in wages and benefits As a percentage of net sales, selling and service expenses was substantially unchanged at 3.6% for the three months ended March 31, 2013 as compared to 3.5% for the same period in 2012.

General and administrative expense

General and administrative expenses increased $674,000 (38.2%) to $2,438,000 for the three months ended March 31, 2013, from $1,764,000 for the three months ended March 31, 2012. Wages and benefits increased $460,000, which was primarily due to compensation expense associated with new senior staff to support public company requirements and other increases in our administrative headcount. The remaining net increase of $214,000 occurred across almost all other expense categories, none of which was individually significant. As a percentage of net sales, general and administrative expenses increased to 4.6% in the three months ended March 31, 2013, from 3.7% for the same period in 2012.

Other expense

Interest expense decreased $33,000 (14.5%) to $194,000 for the three months ended March 31, 2013, as compared to $227,000 for the same period in 2012. The decrease in interest expense was attributable to a decrease in the weighted average borrowing rate on our bank debt from 2.57% in 2012 to 2.17% in 2013 and a decrease in bank loan fees accounted for as interest expense year over year. Holding all other variables constant, we believe that for the full year of 2013 our effective interest will slightly decrease from 2012.

Other expense, net increased $4,218,000 to $4,846,000 for the three months ended March 31, 2013 as compared to $628,000 in the three months ended March 31, 2012. The increase was attributable to a change in the estimated fair value of our private placement warrants resulting in an expense of $4,846,000 in the three months ended March 31, 2013 as compared to $593,000 for the same period in 2012. The change in estimated fair value of the private placement warrants was primarily attributable to an increase in the trading price of our common stock during the period.

Income tax expense

Our income tax expense decreased $64,000 to $967,000 in the three months ended March 31, 2013, as compared to $1,031,000 for the same period in 2012. Our income tax expense for the three months ended March 31, 2013, included $100,000 for the benefit of the federal research tax credit expected to be realized for the year ended December 31, 2012. Such amount was recorded in the first quarter of 2013 and not during 2012 because the enactment of the legislation providing the federal research tax credits for 2012 was not signed into law until January 2, 2013, and generally accepted accounting principles prohibit retroactive application of tax law changes. We have estimated an interim effective income tax rate of 37% for 2013, excluding, (i) the 2012 federal research tax credit, and (ii) the impact of any change in the valuation of the private placement warrants. The change in the valuation of our private placement warrants is a non-taxable transaction. Given the subjectivity and volatility of the valuation of the private placement warrants, we are unable to estimate the annual impact of the change in the private placement warrants and the corresponding effect on our effective tax rate for the full year. Accordingly, we include the effect of the change in the valuation of the private placement warrants, when known, in the period in which it occurs. Due to the significance of the change in the valuation of the private placement warrants on income which resulted in a pre-tax loss for financial statement purposes and its exclusion from the computation of income taxes, the actual income tax rate for the three months ended March 31, 2013, is not a meaningful calculation.

Our income tax rate for the three months ended March 31, 2012 was 47.3% after taking into account the non-deductibility of the expense associated with the private placement warrants recognized in the three months ended March 31, 2012. Excluding the impact of the expense associated with the private placement warrants, our effective income tax rate was 36.2% in the three months ended March 31, 2012.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Net sales

Our net sales increased $47,373,000 (30.6%) to $202,342,000 for the year ended December 31, 2012, compared to $154,969,000 for the year ended December 31, 2011, of which an increase in sales volume (as opposed to price increases) accounted for approximately $43.9 million of the year over year increase.

Our power systems and related sales increased approximately $45.1 million and parts sales accounted for the remaining $2.3 million increase. The sales increase occurred across all power systems product categories. In addition, the sales increase also increased across a majority of our customer base.

Gross profit

Our gross profit increased $7,489,000 (28.3%) to $33,917,000 for the year ended December 31, 2012, from $26,428,000 in the year ended December 31, 2011. Our gross profit increased primarily due to the previously discussed increase in sales volume. As a percentage of net sales, gross margin was 16.8% for the year ended December 31, 2012, compared to 17.1% in 2011. The lower gross margin during 2012 was principally attributable to an increase in materials costs in excess of price increases.

Research & development and engineering

Research & development and engineering expense increased $2,664,000 (56.5%) to $7,377,000 for the year ended December 31, 2012, as compared to $4,713,000 in 2011, due to an increase in customer product support activities associated with the increase in sales and product development. Research & development and engineering activities are staff intensive; thus, costs incurred primarily consist of salary and benefits for professional engineers and amounts paid to third parties for contract services associated with our research and development activities. Compensation and benefits increased $1,170,000 as we increased headcount to support our production development and engineering applications with respect to new and existing products, including efforts to build proprietary engines. Materials used in connection with these activities also increased $1,289,000 from 2011. The remaining $205,000 increase was attributable to other research & development and engineering expenses, none of which was individually significant. As a percentage of net sales, research & development and engineering expenses increased to 3.6% for the year ended December 31, 2012, compared to 3.0% for 2011.

Selling and service expense

Selling and service expenses decreased $741,000 (11.1%) to $5,925,000 for the year ended December 31, 2012, from $6,666,000 in 2011. Warranty expense decreased $497,000 as we realized lower than expected claims for the covered periods. The remaining $244,000 decrease was attributable to various fluctuations in other expense categories, none of which was individually significant. As a percentage of net sales, selling and service expenses decreased to 2.9% in 2012 compared to 4.3% in 2011.

General and administrative expense

General and administrative expenses increased $3,055,000 (58.3%) to $8,299,000 for the year ended December 31, 2012, from $5,244,000 in 2011. Wages and benefits increased $1,462,000 and was primarily due to wages and benefits of our new Chief Operating Officer hired in 2012 and the transition of our prior Chief Operating Officer who subsequently retired in early 2013. We also incurred $509,000 of costs to consolidate our facilities to accommodate our sales growth. Public company and consulting expenses increased $544,000 principally due to a full year operating as a public company. Other general and administrative expenses increased $540,000, none of which was individually significant. As a percentage of net sales, general and administrative expenses increased to 4.1% in the twelve months ended December 31, 2012, from 3.4% in 2011.

Other (income) expense

Interest expense decreased $317,000 (23.7%) to $1,023,000 for the year ended December 31, 2012, as compared to $1,340,000 for the year ended December 31, 2011. The decrease in interest expense was attributable to a decrease in the weighted average borrowing rate on our bank debt from 4.11% in 2011 to 2.41% in 2012 and a decrease in bank loan fees accounted for as interest expense year over year. These decreases were partially offset by additional interest incurred due to a $5.0 million increase in average outstanding bank borrowings principally arising from an increase in working capital requirements in support of our higher level of sales activity in 2012 over 2011.

We recognized a loss on debt extinguishment of $485,000 in the year ended December 31, 2011, due to the write off of unamortized loan fees associated with our prior credit facility. The remaining unamortized loan fees were required to be expensed when we refinanced our prior credit facility with a new lender and repaid the balances outstanding under our prior credit agreement. See “Liquidity and capital resources — credit agreement” below for a further discussion regarding the refinancing of our prior credit facility.

Also, other expense, net was $448,000 for the year ended December 31, 2012, as compared to $1,146,000 for the same period in 2011. Other expense in 2012 consisted entirely of the change in the valuation of our private placement warrants. Other expense in 2011, included $762,000 of non-capitalizable transaction costs incurred in connection with the issuance of the warrants in the $18.0 million private placement. The expense also includes $382,000 related to the increase in the liability of the estimated value of private placement warrants for the year ended December 31, 2011. See “Reverse recapitalization, private placement and stock repurchase” for further discussion of these costs.

Income tax expense

Our income tax expense increased $1,370,000 to $4,143,000, as compared to $2,773,000 in 2011. Our effective income tax rate for the year ended December 31, 2012, was 38.2% as compared with 40.6% for the prior year. Our income tax expense for the year ended December 31, 2012, increased principally due to the higher taxable income realized in 2012 as compared with 2011. In addition, our income tax expense does not include the benefit of any federal research tax credits expected to be realized for the year ended December 31, 2012, because the enactment of the legislation providing the federal research tax credits for 2012 was not signed into law until January 2, 2013, and generally accepted accounting principles prohibit retroactive application of tax law changes. The federal research tax credit included in our 2011 federal income tax provision was $240,000.

Our income tax rate for the year ended December 31, 2012, decreased due to a lower effective state rate as compared to 2011, which was principally attributable to estimated state tax credits. In addition, the 2011, estimated tax rate was adversely impacted by non-deductible expenses associated with certain transaction costs incurred in connection with the reverse recapitalization. See “Reverse recapitalization, private placement and stock repurchase” for further discussion of these transactions.

Year ended December 31, 2011 compared with the year ended December 31, 2010

Net sales

Our net sales increased $54,448,000 (54.2%) to $154,969,000 for the year ended December 31, 2011, compared to $100,521,000 for the year ended December 31, 2010, of which an increase in sales volume (as opposed to price increases) accounted for approximately $49.2 million of the year over year increase.

Our alternative fuel power systems sales increased $47.3 million, and parts sales accounted for the remaining $7.1 million increase. The sales increase was driven by (i) a full year of power system sales to Asia-based customers, which accounted for $14.6 million of the increase in sales; (ii) a $6.4 million increase in sales of our alternative fuel large power systems introduced in late 2009 and (iii) sales to new customers and general increase in demand from existing customers.

Gross profit

Our gross profit increased $9,801,000 (58.9%) to $26,428,000 for the year ended December 31, 2011, from $16,627,000 in the year ended December 31, 2010. Our gross profit increased primarily due to the previously discussed increase in sales volume. As a percentage of net sales, gross margin was 17.1% for the year ended December 31, 2011, compared to 16.5% in 2010. The higher gross profit during the year 2011 was principally attributable to the broadened product mix and higher sales volume relative to production costs. Production costs were spread over higher volumes which favorably affected gross margin. In addition, the increase in sales, noted in Net sales above, occurred across the majority of our customer base, broadening our product mix, which also favorably impacted our gross margin.

Research & development and engineering

Research & development and engineering expense increased $867,000 (22.5%) to $4,713,000 for the year ended December 31, 2011, as compared to $3,846,000 in 2010 due to an increase in customer product support activities associated with the increase in sales and product development. Compensation and benefits increased $997,000, as we increased headcount to support the research & development and engineering of new power systems, including the design and development of an 8.8 liter engine to meet anticipated customer requirements. This increase was partially offset by a $184,000 decrease in emission certification fee expense. The remaining increase was attributable to other research & development and engineering expenses, none of which was individually significant. As a percentage of net sales, research & development and engineering expenses decreased to 3.0% for the year ended December 31, 2011, compared to 3.8% for 2010. The decrease in the research & development and engineering costs as a percentage of net sales was due to the leveraging of these costs against higher sales volumes.

Selling and service expense

Selling and service expenses increased $1,201,000 (22.0%) to $6,666,000 for the year ended December 31, 2011, from $5,465,000 in 2010. Compensation, benefits and commissions costs increased $308,000 and warranty costs increased $482,000, both as a result of our increased product sales for the year ended December 31, 2011, as compared to 2010. The remaining increase was attributable to increases in other expense categories, none of which was individually significant. As a percentage of net sales, selling and service expenses decreased to 4.3% in 2011, compared to 5.4% in 2010, as we effectively increased sales with our existing sales infrastructure.

General and administrative expense

General and administrative expenses increased $1,994,000 (61.4%) to $5,244,000 for the year ended December 31, 2011, from $3,250,000 in 2010. The increase was principally attributable to (i) a $942,000 increase in professional, consulting, and bank fees incurred in connection with our year end audit, reverse recapitalization and the refinancing of our credit facility in April 2011, (ii) $606,000 for the cost of additional staff positions to support both our higher sales volume and public company responsibilities, and (iii) $347,000 of public company costs. As a percentage of net sales, general and administrative expenses increased to 3.4% in the twelve months ended December 31, 2011, from 3.2% in 2010.

Other (income) expense

Interest expense decreased $791,000 (37.1%) to $1,340,000 for the year ended December 31, 2011, as compared to $2,131,000 for the year ended December 31, 2010. Our average outstanding bank borrowings were $6.8 million lower for the year ended December 31, 2011, compared to the year ended December 31, 2010. This decrease was attributable to the payoff of our bank term debt and a reduction in our outstanding revolving line of credit from the proceeds received in the private placement. In addition, the weighted average borrowing rate on our bank debt decreased from 5.82% during the year ended December 31, 2010 to 4.11% for the year ended December 31, 2011.

We recognized a loss on debt extinguishment of $485,000 in the year ended December 31, 2011, due to the write off of unamortized loan fees associated with our prior credit facility.

Also, other expense, net was $1,146,000 for the year ended December 31, 2011, with no similar balance in the same period in 2010. This amount included $762,000 of non-capitalizable transaction costs incurred in connection with the issuance of the warrants in the $18.0 million private placement. The expense also included $382,000 related to the increase in the liability of the estimated value of the private placement warrants for the year ended December 31, 2011. See “Reverse recapitalization, private placement and stock repurchase” for further discussion of these costs.

Income tax expense

Our income tax expense increased $2,407,000 to $2,773,000, as compared to $366,000 in 2010. Our effective tax rate for the year ended December 31, 2011, was 40.6% as compared with 18.9% for the prior year. Our income tax expense for the year ended December 31, 2011, reflected the impact of non-deductible expenses associated with certain transactions costs incurred in connection with the reverse recapitalization and issuance of the private placement warrants. See “Reverse recapitalization, private placement and stock repurchase” for further discussion of these transactions. The increase in our effective tax rate in 2011, as compared to 2010, was also impacted by the extent to which research tax credits offset our income tax provision. Our taxable income and corresponding provision for the year ended December 31, 2011, increased over 2010 by more than the increase in offsetting research tax credits, which resulted in an increase in our effective tax rate. In addition, the combined corporate state income and replacement tax for Illinois increased from 7.3% in 2010 to 9.5% in 2011, which also adversely impacted our effective tax rate.

Liquidity and capital resources

Our cash requirements are dependent upon a variety of factors, foremost of which is the execution of our strategic plan. We expect to continue to devote substantial capital resources to running our business. Our primary sources of liquidity are cash flows from operations, principally collections of customer accounts receivable and borrowing capacity under our credit facility. Prior to the amendment of our credit facility with BMO Harris Bank N.A. (formerly Harris N.A.) on March 20, 2012, our existing and historical financing arrangements required that cash received by us be applied against our revolving line of credit. Accordingly, we typically did not maintain cash or cash equivalents on our consolidated balance sheet. As a result of the amendment to our credit facility with BMO Harris Bank N.A., our cash balances are no longer automatically swept by BMO Harris Bank N.A. and, as a result, from time to time, we may carry cash balances on our consolidated balance sheet.

Based on our current forecasts and assumptions, we believe that our sources of cash, namely the sales of our power systems and aftermarket products and access to borrowings on our existing or future credit facilities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures over at least the next twelve months. Although we believe our existing sources of liquidity will also be sufficient on a longer-term basis, that will depend on numerous factors, including the following: the continuation of our existing customer relationships and our development of new customer relationships; market acceptance of our existing and future products; the success of our product development and commercialization efforts and the costs associated with those efforts; and the costs associated with any future acquisitions, joint ventures or other strategic transactions. Accordingly, in the future we may pursue various financing alternatives, including a larger credit facility, other debt financing and/or equity financing.

As of March 31, 2013, we had working capital of $53,831,000 compared to $49,413,000 as of December 31, 2012. Our working capital increase of $4,418,000 was primarily attributable to a $4,472,000 reduction in our accounts payable balance since December 31, 2012, principally resulting from payments of trade obligations. We also realized fluctuations in other working capital accounts, the net changes of which were not significant. From December 31, 2012 to March 31, 2013, our inventories increased $1,578,000, but this increase was partially offset by a $793,000 decrease in our accounts receivable, net and a $342,000 decrease in prepaid expenses and other current assets. The decrease in accounts receivable, net was due principally to collections on accounts in excess of the increase in sales during the period. Our income taxes payable increased $914,000 from December 31, 2012, to March 31, 2013, primarily due to the timing of the payment of our income tax liability for the first quarter of 2013 which was not due until April 15, 2013. Changes in the remaining components of working capital totaled $417,000, none of which was individually significant.

Our December 31, 2012 working capital of $49,413,000 represented an increase of $35,234,000 compared to $14,179,000 as of December 31, 2011. This increase of $35,234,000 was primarily attributable to the reclassification of our revolving line of credit to long-term obligations at December 31, 2012, from current liabilities as of December 31, 2011. This reclassification of our revolving line of credit accounted for $19,666,000 of the increase in working capital year over year. The reclassification of our revolving line of credit to long-term obligations resulted from an amendment to our revolving line of credit effective March 20, 2012 as further described below under “Credit agreement.” Increases in accounts receivable and inventories also contributed to the increase in our working capital from December 31, 2011 to December 31, 2012. Accounts receivable increased $7,957,000 from December 31, 2011, to December 31, 2012, due principally to an increase in sales. Specifically, our sales in 2012 were $47,373,000 higher as compared to December 31, 2011. Inventories increased $6,575,000 from December 31, 2011, to 2012 to support our higher sales volumes. Changes in the remaining components of working capital year over year totaled $1,036,000, none of which was individually significant.

A limited number of our customers have payment terms which may extend up to 150 days. As of March 31, 2013, December 31, 2012, and December 31, 2011, our trade receivables included $9.2 million, $7.3 million and $3.0 million, respectively, of trade receivables which represented aggregate customer account balances subject to these terms. Of these amounts, $5.4 million, $3.3 million and $0.7 million as of March 31, 2013, December 31, 2012, and December 31, 2011, respectively, represented the portion of the balance outstanding with these extended trade terms. Under our revolving line of credit which funds our working capital as needed, these receivables represent eligible collateral on the same basis as our other trade receivables and remain eligible as collateral upon which we may borrow up to their extended due date of 150 days.

Cash flows for the three months ended March 31, 2013

Operating activities

For the three months ended March 31, 2013, we used $2,381,000 to fund our operations. We had a net loss of $2,927,000 which was offset by non-cash adjustments totaling $5,401,000, resulting in cash generated of $2,474,000 before considering changes in our operating assets and liabilities. Our non-cash adjustments included an expense of $4,846,000 arising from a change in the valuation of our private placement warrants during the three months ended March 31, 2013. Other non-cash adjustments also included depreciation and amortization expense of $364,000, expenses associated with stock appreciation rights of $207,000 and a $16,000 decrease in our accounts receivable allowances.

Operating assets and liabilities used $4,855,000 in the three months ended March 31, 2013. We used $4,852,000 of cash to pay trade accounts payable during the three months ended March 31, 2013, and we also increased our inventory by $1,578,000 during this same period, as we built up our inventory to support current and future period sales. Partially offsetting the cash used was cash generated by an $809,000 decrease in our accounts receivable arising from collections in excess of our sales activity for the three months ended March 31, 2013. Our cash from operations also increased $914,000 arising from an increase in our income tax liability which was not yet paid as of March 31, 2013, as the obligation was not due until April 15, 2013. Changes in the other components of operating activities netted to cash used of $148,000, none of which was individually significant.

Investing activities

Net cash used in investing activities was $667,000 in the three months ended March 31, 2013, which was and related to the acquisition of property and equipment.

Financing activities

We generated approximately $2,800,000 of cash from financing activities for the three months ended March 31, 2013. We generated $1,797,000 of cash from the exercise of private placement warrants by our investors. We also generated $1,003,000 of cash from net borrowings on our revolving line of credit.

Cash flows for the three months ended March 31, 2012

Operating activities

For the three months ended March 31, 2012, we generated $3.3 million from our operations. We generated cash flow from net income of $1.2 million including $0.6 million in non-cash adjustments, which primarily consisted of an increase in the liability associated with the valuation of private placement warrants and depreciation and amortization net of our deferred income tax benefit.

We generated cash from an $8.1 million increase in accounts payable arising from the timing of purchases from, and payments to, our vendors. We generated cash of $1.9 million from a decrease in our accounts receivable due to the receipt of cash from our customers in excess of our sales activity in the three months ended March 31, 2012, and we generated $1.2 million from an increase in our income tax liability for which payment was due subsequent to March 31, 2012. These increases to cash generated by operations were offset by an $8.8 million increase in our inventories as we elected to take significant positions in certain engines in connection with our sales activities, and we also increased our component purchases in support of our sales activities for 2012. We also had other net cash uses of $0.3 million, none of which were individually significant.

Investing activities

Net cash used in investing activities was $0.3 million for the three months ended March 31, 2012 related primarily to the acquisition of property and equipment.

Financing activities

We used $2.8 million for financing activities for the three months ended March 31, 2012. Our cash overdraft balance decreased $3.8 million from December 31, 2011 to March 31, 2012, which was principally attributable to the timing of payments to vendors. We also incurred $0.1 million in financing fees associated with an amendment to our existing credit facility, which is discussed below under “Credit Agreement.” These uses of cash were partially offset by a $1.1 million increase in net borrowings under our revolving line of credit from December 31, 2011 to March 31, 2012.

Cash flows for the year ended December 31, 2012

Operating activities

For the year ended December 31, 2012, we used $2,941,000 to fund our operations. We generated cash flow from net income of $6,702,000 plus $1,426,000 in net non-cash adjustments principally from depreciation and amortization, equity-based compensation expense, and an increase in the liability associated with the valuation of private placement warrants.

We generated cash from a $2,473,000 increase in accounts payable arising from the timing of payments to vendors and a $924,000 increase in accrued liabilities. These increases in cash were offset by a $7,957,000 increase in accounts receivable due to an increase in our sales volume for which we had not yet collected the cash and a $6,575,000 increase in inventories purchased to support the sales activity. We also had other net cash generated of $66,000, none of which was individually significant.

Investing activities

Net cash used in investing activities of $3,898,000 for the year ended December 31, 2012, related primarily to the purchase of property, equipment and other assets.

Financing activities

We generated $7,382,000 of cash from financing activities for the year ended December 31, 2012. Of this net amount $11,276,000 was generated from an increase in borrowings on our revolving line of credit. This amount was partially offset by a $3,780,000 decrease in the cash overdraft balance. Prior to the amendment of our credit facility with BMO Harris Bank N.A. on March 20, 2012, our credit facility agreement required that our cash be applied against our revolving line of credit. As such, we did not maintain a cash balance, and we borrowed on the revolving line of credit to fund outstanding checks as they cleared our bank. Our cash overdrafts fluctuated based on the timing of checks issued which had not yet cleared our bank as of a given date. Other financing activities used cash of $114,000, none of which was individually significant.

Cash flows for the year ended December 31, 2011

Operating activities

For the year ended December 31, 2011, we used $973,000 to fund our operations. We generated cash flow from net income of $4,061,000 plus $574,000 in non-cash adjustments, principally depreciation, loss on debt extinguishment and an increase in the liability associated with the valuation of private placement warrants.

We also generated cash from a $7,365,000 increase in accounts payable arising from the timing of purchases from vendors and a $1,609,000 increase in accrued liabilities arising from incremental costs to support the higher level of sales activities. These increases in cash were offset by a $12,992,000 increase in accounts receivable due to an increase in our sales volume for which we had not yet collected the cash and a $1,225,000 increase in inventories purchased to support the sales activity. We also had other net cash uses of $365,000, none of which was individually significant.

Investing activities

Net cash used in investing activities of $1,570,000 for the year ended December 31, 2011, related primarily to the acquisition of property, equipment and other assets.

Financing activities

We generated $2,543,000 of cash from financing activities for the year ended December 31, 2011. In connection with the private placement for which we issued preferred stock and warrants to purchase our common stock, we generated gross proceeds of $18.0 million. In addition, in 2011 we refinanced our revolving line of credit with a new bank, Harris, N.A. (now known as BMO Harris Bank N.A.) under which our initial proceeds from borrowings were $18,338,000. The terms of the revolving line of credit with BMO Harris Bank N.A. are discussed below under “Credit agreement.” The proceeds from the private placement and revolving line of credit were used to pay off our existing term loans and our revolving line of credit with our prior lender, Fifth Third Bank. We used $21,633,000 in cash to payoff of the prior revolving line of credit and $7,880,000 in cash to pay off other scheduled debt payments. We used $4,654,000 million of cash to pay transaction and financing costs associated with the private placement and refinancing of our revolving line of credit.

We also had a $3,251,000 increase in our cash overdraft balance as of December 31, 2011, over December 31, 2010, which offset the cash used. In addition, $1,328,000 in cash was provided by net borrowings for the year ended December 31, 2011, under our current revolving line of credit. Offsetting these increases was $4.25 million used to repurchase shares of our common stock. Other financing activities generated $43,000 of cash, none of which was individually significant.

Cash flows for the year ended December 31, 2010

Operating activities

For the year ended December 31, 2010, we generated cash flows from operations of $3,924,000, of which $2,644,000 arose from net income and other non-cash items of depreciation and receivable allowances, as compared to $3,289,000 in 2009.

We also realized a reduction in our working capital during the year, which contributed to the cash generated from operations, primarily arising from a $12,012,000 reduction in accounts receivable that was partially offset by a $9,255,000 reduction in accounts payable and a $1,001,000 increase in our inventories. The decrease in accounts receivable and accounts payable primarily arose from a high level of sales activity occurring in the fourth quarter of 2009, which resulted in both an increase in receivables from those sales and related payables from the purchase of inventories to support those sales. We collected the receivables and paid the corresponding payables in the first quarter of 2010. The $12,012,000 change in accounts receivable also includes an increase of $1.1 million due from customers with payment terms of up to 150 days to $2.7 million from $1.6 million as of December 31, 2009, due to an increase in shipments to these customers in 2010.

Investing activities

Net cash used in investing activities of $583,000 in the year ended December 31, 2010, related primarily to the acquisition of fixed assets. Fixed asset expenditures principally arose from the purchase of tooling and transportation equipment.

Financing activities

During 2010, our financing activities included scheduled payments of $2,226,000 of bank term debt, capital lease obligations and other notes payable. Our overall revolving line of credit decreased $776,000 principally arising from the cash flows generated from operations. We also used $314,000 of cash during the year for the payment of financing fees in connection with the reverse recapitalization and private placement. We also had $120,000 decrease in cash overdrafts. At December 31, 2010, we were not in compliance with certain of our bank covenants, including our senior debt leverage and our fixed charge coverage ratios. On January 20, 2011, we obtained a waiver from our bank for these events of non-compliance. Subsequent to December 31, 2010, we completed a reverse recapitalization and private placement offering on April 29, 2011, which resulted in the repayment in full of our remaining term debt, and we also refinanced our existing revolving line of credit with another bank.

Credit agreement

In connection with the consummation of the reverse recapitalization and the private placement, on April 29, 2011, we entered into a loan and security agreement with certain lenders and BMO Harris Bank N.A. (formerly known as Harris N.A.), as agent for the lenders, and such agreement has been amended since inception as discussed below. That credit agreement replaced the loan and security agreement with Fifth Third Bank, the terms of which are discussed below. We are currently seeking to obtain an expanded credit facility (with up to $75 million in total availability) to further support our working capital requirements as we grow our business.

Prior to the amendment of our credit facility with BMO Harris Bank N.A., as discussed below, our credit agreement provided for borrowings of up to $35.0 million under a revolving line of credit, which revolving line of credit was scheduled to mature on April 29, 2014 and had a variable interest rate as described below. Borrowings under our credit agreement are collateralized by substantially all of our assets. Under our credit agreement, we are required to meet certain financial covenants, including a minimum monthly fixed charge coverage ratio of not less than 1.1 to 1.0 and a limitation on annual capital expenditures, the testing of which commenced on April 30, 2011.

Our credit agreement also contains customary covenants and restrictions applicable to us, including agreements to provide financial information, comply with laws, pay taxes and maintain insurance, restrictions on the incurrence of certain indebtedness, guarantees and liens, restrictions on mergers, acquisitions and certain dispositions of assets, and restrictions on the payment of dividends and distributions. In addition, our credit agreement requires our cash accounts to be held with BMO Harris Bank N.A. Prior to the March 20, 2012 amendment of the credit facility, our cash deposits in the new revolving line of credit account were swept by BMO Harris Bank N.A. daily and applied against the outstanding balance on our new revolving line of credit. As a result, we maintained a zero cash balance in our bank deposit account, and we borrowed on the revolving line of credit on a daily basis to fund our cash disbursements.

Except as modified and discussed under the amended credit agreement with BMO Harris Bank N.A. below, under our credit agreement (in contrast to the prior credit agreement discussed below): (a) Power Solutions International, Inc. is a party to the new credit agreement and pledged the equity interests of The W Group to BMO Harris Bank N.A.; (b) there are no term loans; (c) the new revolving line of credit bears interest at BMO Harris Bank N.A.’s prime rate (3.25% at March 31, 2013) plus an applicable margin ranging from 0% to 0.50% or, at our option, a portion of the new revolving line of credit can be designated to bear interest at LIBOR plus an applicable margin ranging from 2.00% to 2.50%; (d) there is a higher limit on annual capital expenditures; (e) there is no maximum quarterly senior debt leverage ratio; and (f) there is a fixed charge coverage ratio similar to the fixed charge coverage ratio in the prior credit agreement with Fifth Third Bank, except that the fixed charge coverage ratio under the new credit agreement excludes historical debt service on Term Loan A and Term Loan B (each as defined and discussed below) and certain other one-time expenses.

On March 20, 2012, the credit agreement with BMO Harris Bank N.A was amended to increase the total credit facility from $35.0 million to $50.0 million and is now scheduled to mature on March 20, 2017. Under the terms of the amended agreement (in contrast to the original BMO Harris Bank N.A. agreement): (a) the revolving line of credit bears interest at Harris’ prime rate plus an applicable margin ranging from 0% to 0.50%; or, at our option, all or a portion of the revolving line of credit can be designated to bear interest at LIBOR plus an applicable margin ranging from 1.75% to 2.25%; (b) the unused line fee has been reduced to 0.25%; and (c) we are only required to report our compliance with the fixed charge coverage ratio for any month when our excess availability, as defined in the amended agreement, is less than the liquidity threshold, as defined in the amended agreement and we must continue to report our compliance with the applicable bank covenants until we have exceeded the liquidity threshold for 60 consecutive days. In addition, our cash balances are no longer automatically swept by BMO Harris Bank N.A., and as a result, from time to time, we may carry cash balances on our consolidated balance sheet. The liquidity threshold is defined as the greater of (i) $7,500,000 or (ii) 12.5% of the total credit facility of $50.0 million as may be reduced from time to time pursuant to the terms of the amended agreement.

On November 8, 2012, the loan and security agreement with BMO Harris Bank was further amended to increase our thresholds for certain transactions, allowing us to: (i) make acquisitions up to an aggregate of $2.0 million (ii) enter into joint ventures up to an aggregate of $2.0 million, up from $500,000, and (iii) make annual capital expenditures up to $8.0 million, up from $4.0 million. These thresholds are subject to certain limitations as set forth in the November 8, 2012, amended agreement.

As of March 31, 2013, $6.9 million of our outstanding borrowings under our revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance as of March 31, 2013, of $25.0 million had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to an aggregate interest rate of 1.95%. The unused and available revolving line of credit balance was approximately $18.1 million at March 31, 2013.

As of December 31, 2012, $5.9 million of our outstanding borrowings under our revolving line of credit bore interest at the prime rate, which equates to 3.25% with the applicable margin included. The remaining outstanding balance as of December 31, 2012, of $25.0 million had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to an aggregate interest rate of 1.96%. The unused and available revolving line of credit balance was $19.1 million at December 31, 2012.

We were in compliance with the financial covenants under our current credit facility as of March 31, 2013 and as of December 31, 2012.

On April 29, 2011, upon consummation of the reverse recapitalization and the other transactions referred to above under “2011 significant developments,” we used net proceeds from the private placement and proceeds from a draw on the new revolving line of credit to repay the prior loans (as discussed below) under the prior credit agreement with Fifth Third Bank in full. Upon consummation of the reverse recapitalization and immediately following the repayment of these prior loans on April 29, 2011, availability under the new revolving line of credit was approximately $12.7 million.

The prior credit agreement was entered into in 2008 among Fifth Third Bank and The W Group and its subsidiaries. The initial proceeds from the prior credit agreement were used to retire the revolving line of credit and term loans with our predecessor bank. The prior credit agreement provided for a revolving line of credit of up to $37.5 million, a term loan of $8.7 million (“Term Loan A”) and a term loan of $2.4 million (“Term Loan B”), which prior loans collectively were scheduled to mature on July 15, 2013 and had variable interest rates. Under the terms of the prior credit agreement with Fifth Third Bank, we had the ability to elect whether outstanding amounts under the prior loans accrued interest based on the prime rate plus a margin or LIBOR plus a margin. Prior to being repaid in full, the loans under our prior credit agreement were collateralized by substantially all of our assets. Under the prior credit agreement, we were required to maintain our cash accounts with Fifth Third Bank. We had our cash deposits in our prior revolving line of credit account swept by Fifth Third Bank daily and applied against the outstanding revolving line of credit balance. As a result, we maintained a zero cash balance in our prior revolving line of credit account, and we borrowed on our prior revolving line of credit on a daily basis to fund our cash disbursements. Outstanding borrowings under our prior revolving line of credit were $25.4 million at April 29, 2011 (immediately prior to the repayment of the prior revolving line of credit). Prior to its repayment in full in connection with the closing of the reverse recapitalization, principal payments of Term Loan A were payable in quarterly installments ranging from $0.2 million to $0.6 million over the life of the loan. Term Loan A had an outstanding balance of $5.1 million as of April 29, 2011 (immediately prior to the repayment of the loan balance). Prior to its repayment in full in connection with the closing of the reverse recapitalization, principal payments of Term Loan B were payable in quarterly installments of less than $0.1 million over the life of the loan plus a balloon payment at maturity. Term Loan B had an outstanding balance of $2.1 million as of April 29, 2011 (immediately prior to the repayment of the loan balance). In addition to scheduled quarterly payments, prior to its replacement, the prior credit agreement required an annual repayment equal to 60% of excess cash flow.

Our prior revolving line of credit was amended in August 2009, to reduce the maximum borrowings from $37.5 million to $29.0 million, bearing interest at Fifth Third Bank’s prime rate (3.25% at December 31, 2009) plus an applicable margin ranging from 2.25% to 2.50%. At our option a portion of the prior revolving line of credit could be designated to bear interest at LIBOR, subject to a 2.00% floor, plus an applicable margin ranging from 3.25% to 3.50%.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements (as defined in Item 303(a)(4) of Regulation S-K).

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements in accordance with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, bad debts, inventories, warranties, private placement warrants and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and our revenue recognition. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition

We recognize revenue at the time title and risk of loss of inventory passes to the customer, which is typically upon shipment of goods. From time to time, we recognize revenue upon billing for goods which are not immediately shipped at the request and for the convenience of our customer, otherwise known as a “bill and hold” arrangement. In these cases, revenue is recognized under the same terms and conditions as any other sale, except that the products are held by us until the customer initiates the shipment of the product from our warehouses. Transfer of the title and risk of loss pass to the customer, and there are no future performance obligations, at the time the bill and hold sale is recognized. Any product that has been sold under a bill and hold arrangement is segregated from our owned inventory. As of December 31, 2010, we had $1,742,000 of undelivered product, of which $391,000 was unpaid, and such product was shipped and the unpaid balance collected during 2011. We did not enter into any bill and hold arrangements during 2011, 2012 or for the three months ended March 31, 2013.

We classify shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

Allowance for doubtful accounts

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects our management’s best estimate of the amounts that will not be collected. Our management specifically reviews all past due accounts receivable balances and, based on historical experience and an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Inventories

Our inventories consist primarily of engines and parts. Engines are valued at the lower of cost plus estimated freight-in, as determined by specific serial number identification, or market value. Parts are valued at the lower of cost (first-in, first out) or market value.

We write down inventory for an estimated amount equal to the difference between the cost of the inventory and the estimated realizable value. Additionally, an inventory reserve is provided for based upon our estimation of future demand for the quantity of inventory on hand. In determining an estimate of future demand, multiple factors are taken into consideration including (i) customer purchase orders and customer forecasted demand; (ii) historical sales/usage for each inventory item; and (iii) utilization within a current or anticipated future power system. These factors are primarily based upon quantifiable information and therefore, we have not experienced significant differences in inventory valuation due to variances in our estimation of future demand. We estimate that at March 31, 2013 a 10% variance between the estimated net realizable value of our inventory and its recorded cost would have a less than $100,000 effect on the value of our inventory.

Warranty programs

We offer a standard limited warranty on the workmanship of our products that in most cases covers defects for a period of (i) one year from the date of shipment or (ii) six months from the date products are placed into service, whichever occurs first. Warranties for certified emission products are mandated by the EPA and/or the CARB and are longer than our standard warranty on certain emission related products. Our products also carry limited warranties from suppliers. Costs related to supplier warranty claims are borne by the supplier; our warranties apply only to the modifications we make to supplier base products. We estimate and record a liability, and related charge to income, for our warranty program at the time products are sold to customers. Our estimates are based on historical experience and reflect management’s best estimates of expected costs at the time products are sold. We make adjustments to our estimates in the period in which it is determined that actual costs may differ from our initial or previous estimates. We estimate that at March 31, 2013 a 10% change in the amount of historical warranty expense would have a less than $100,000 impact on our warranty liability.

Private placement warrants

Our private placement warrants are accounted for as a liability, in accordance with ASC 480-10-25-14, Distinguishing Liabilities from Equity. ASC 480-10-25-14 states that, if an entity must or could settle an instrument by issuing a variable number of its own shares, and, as in this case, the obligation’s monetary value is based solely or predominantly on variations in the fair value of the company’s equity shares, but moves in the opposite direction, then the obligation to issue shares is to be recorded as a liability at the inception of the arrangement, and is adjusted with subsequent changes in the fair value of the underlying stock. Our private placement warrants were measured at fair value under ASC Topic 820, Fair Value Measurements and Disclosures of the Accounting Standards Codification. Our liability for the private placement warrants is measured at fair value based on unobservable inputs, and thus is considered a Level 3 financial instrument. At March 31, 2013, if all other assumptions were held constant, the recorded liability of the private placement warrants would increase or decrease by approximately $706,000 due to a 10% change in the value of our warrants based on the Black-Scholes option pricing model.

Equity-based compensation

Our equity-based compensation expense for awards granted to employees for service is accounted for over the service period based on the grant date fair value. Furthermore, the stock appreciation right granted is accounted for as equity, in accordance with ASC 718, Compensation — Stock Compensation.

Income taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe the assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of March 31, 2013 and December 31, 2012 and 2011, we had not recorded a tax asset valuation allowance.

We record uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of March 31, 2013 and December 31, 2012 and 2011, we had not recorded any tax benefit or tax liability for uncertain tax positions.

Impact of recently issued accounting standards

We evaluate the pronouncements of authoritative accounting organizations, including the Financial Accounting Standards Board, to determine the impact of new pronouncements on GAAP and our consolidated financial statements. There are no new accounting pronouncements that have been issued or adopted as of March 31, 2013, that we expect will have a significant effect on our consolidated financial statements.

Business

Company Overview

We are a global producer and distributor of a broad range of high performance, certified low-emission, power systems that primarily run on alternative fuels such as natural gas and propane and are designed to meet emission standards of the EPA and the CARB. Our customers include large, multinational OEMs of off-highway industrial equipment, and we are a sole source provider of alternative fuel power systems for most of these customers. Our power systems are currently used by OEMs in a wide range of industries with a diversified set of applications, including, stationary electricity generators, oil and gas equipment, forklifts, aerial work platforms, industrial sweepers, arbor equipment, agricultural and turf equipment, aircraft ground support equipment, construction and irrigation equipment, and other industrial equipment. In addition to our primary focus on the industrial market, we are introducing a range of alternative fuel power systems designed for the on-road market.

Our power systems are highly engineered, comprehensive systems customized to meet specific industrial OEM application requirements and technical specifications, as well as requirements imposed by environmental regulatory bodies. Our power system configurations range from a basic engine block integrated with appropriate fuel system components to completely packaged power systems. We purchase engines from third party suppliers and have recently begun producing an internally-designed engine, both of which are then integrated into our power systems. We are also conducting research and development for the purpose of designing, developing and manufacturing other engines in-house. A substantial portion of the components we integrate into our power systems consist of internally designed components and components for which we coordinate significant design efforts with third party suppliers, with the remainder consisting largely of parts that we source off the shelf from third party suppliers. We are able to provide our customers with a comprehensive, emission-certified power system which can be incorporated, using a single part number, directly into a customer’s specified application.

For industrial applications, our alternative fuel power systems meet or exceed emission standards of the EPA and CARB and represent a cleaner, and typically less expensive, alternative to diesel fuel power systems. While our power systems primarily run on alternative fuels, we also supply EPA and CARB emission-certified standard fuel power systems, and we are one of the largest suppliers of Perkins and Caterpillar diesel power systems under 275 horsepower. We expect that growth in domestic sales of our low-emission power systems will be driven by the substantial breadth of our emission-certified products, as well as increasing U.S. demand for alternative fuel power systems resulting from the adoption of increasingly stringent engine emission regulations. We are also experiencing increasing demand for our power systems from international industrial OEMs that manufacture industrial equipment for the U.S. import market.

In addition to our emission-certified power systems, we also produce and distribute nonemission-certified power systems for industrial OEMs for particular applications in markets without emission standards (for example, oil and gas equipment used in Canada). Approximately 69% of our net sales for 2012 consisted of sales of emission-certified products, with approximately 57% of our 2012 net sales consisting of sales of emission certified products for which we hold the applicable regulatory certification and 12% of our 2012 net sales consisting of sales of diesel power systems for which the diesel engine supplier holds the applicable regulatory certification. Approximately 10% of our net sales in 2012 consisted of sales of aftermarket parts, and the remaining approximately 21% of our net sales in 2012 consisted of sales of our nonemission-certified power systems.

Industry and Market Overview

Industrial OEM Market

The off-highway industrial OEM market represents a diversified set of applications and industry categories that include power generation, oil and gas, material handling, aerial work platforms, sweepers, arbor, welding, airport ground support, agricultural, turf, construction and irrigation. While the power system requirements for the industrial OEM market bear similarities to the requirements for power systems used in automotive applications, there are substantial application differences between automotive and industrial equipment applications. Torque, start, stop, low speed and, with respect to certain applications, indoor use requirements, make direct use of an automotive power system impractical for use in most industrial equipment applications. Recognizing these differences, the EPA and CARB have issued distinct emission standards and regulations for industrial applications, as compared to those for automotive applications. As a result, there is not a direct cross-over of available automotive power systems into the industrial OEM market. Power systems used in the industrial OEM market must satisfy these emission standards through a certification process with the EPA and CARB that includes durability testing of the engine emission system at zero and 5,000 hours, production line testing on a quarterly basis and field compliance audit testing. Given the level of engineering and financial resources that automotive engine manufacturers would need to dedicate to supply emission-certified product into the industrial OEM market, and that this market does not represent a core business for these manufacturers, it is generally impractical for automotive engine manufacturers to compete in the industrial OEM market.

Industrial OEM power systems use internal combustion engines (both diesel and spark-ignited), as well as electric motors. Diesel engine systems, which use compression to initiate ignition to burn fuel, in contrast to spark-ignited engine systems which use a spark plug to initiate the combustion process, currently represent the dominant power systems, depending on the specific industrial application involved. For example, diesel powered equipment is generally used in outdoor industrial applications, while electric motors and alternative fuel, spark-ignited power systems are used for indoor industrial applications where carbon monoxide and air quality issues must be addressed. Both diesel power systems and electric motors have significant limitations. Diesel power systems present unique emission compliance challenges, while electric motors are often not feasible alternatives in industrial applications as a result of limitations on battery storage capacity. These challenges present opportunities to increase demand for spark-ignited power systems within the industrial OEM marketplace.

Market Trends

The market for our power systems is continuing to grow globally as a result of several key drivers.

Increasingly Stringent Regulations and Growing Efforts to Reduce Emissions

Concerns regarding climate change and other environmental considerations have led to the implementation of laws and regulations that restrict, cap or tax emissions in the automotive industry and throughout other industries. In particular, EPA Tier 4 emission standards, CARB regulations, and recently implemented policies in Europe, generally referred to as Stage I, II, III and IV regulations, are requiring a significant reduction in the level of emissions and particulate matter produced by diesel power systems. OEMs have experienced pressure to redesign their products to address these emission regulations, as products that are unable to meet emission standards may not be sold in the marketplace. However, we believe few suppliers to industrial OEMs have been capable of providing, or are willing to make the investments of time, financial, and other resources necessary to provide products that meet new emission regulations.

Increased EPA and CARB emission regulations associated with diesel power systems are taking effect and are expected to increase both the cost and product footprint (in other words, the size of the power system) of diesel power products. Internal combustion engines generally produce emissions of carbon monoxide, unburned hydrocarbons (organic compounds consisting entirely of hydrogen and carbon that can be emitted as a result of incomplete fuel combustion and fuel evaporation), and oxides of nitrogen (highly reactive gases formed when oxygen and nitrogen in the air react with each other during combustion), and diesel engines produce particularly high levels of these pollutants. In addition, diesel engines produce particulate matter, which is among the areas of focus of these emission regulations. In 2004, the EPA adopted rules introducing Tier 4 emission standards which significantly reduce permitted emissions of oxides of nitrogen and particulate matter, and restrict hydrocarbon emissions, for off-road diesel engines of various sizes. The most recent standards adopted were initially implemented in 2008 and will continue to be phased in through 2015. As an example of the increasingly stringent standards to which diesel engines are subject, in 2012 permitted levels of particulate matter for nonroad diesel engines were reduced by approximately 90% from 2009 permitted levels. As a result, manufacturers and suppliers of diesel power systems, in comparison to spark-ignited and hybrid power systems, face greater challenges in complying with the new emission regulations. A manufacturer of diesel power systems must expend significant resources to develop a compliant power system, often through incorporation of additional components into a power system to reduce levels of particulate and other emissions. This can be a lengthy and expensive process. Based upon our experience with customers and suppliers, and on additional information provided by Power Systems Research, Inc., industrial OEMs are experiencing cost increases of between 30% and 100% for a comprehensive diesel power system with combustion and aftertreatments incorporated to satisfy the new requirements. Furthermore, these emission regulations created not only a cost but also a footprint disadvantage for a diesel power system, when compared to a spark-ignited, emission-certified power system.

Additionally, countries outside of the United States have historically adopted emission regulations aligned with those of the U.S., and accordingly, it is anticipated that regulations comparable to current and future EPA and CARB emission regulations will be implemented internationally. For example, recently implemented policies in Europe, generally referred to as Stage I, II, III and IV regulations, regulate emissions of off-road mobile equipment. Similar to emission regulations in the U.S., these regulations in Europe call for reductions in emissions of hydrocarbons, oxides of nitrogen and particulate matter, to be phased in over a period of time. If foreign jurisdictions continue to adopt emission regulations consistent with those of the U.S., it is expected that the international industrial OEM market will experience similar pressures to use cost effective, emission-certified power systems.

Increased Use of Alternative Fuels

A variety of market factors are contributing to the increased use of alternatives fuels and growth of alternative fuel technology, including economics, energy independence, environmental concerns, and the widespread availability of alternative fuels. The price of alternative fuels such as natural gas or propane is substantially less than diesel or gasoline, and alternative fuels produce lower amounts of toxic greenhouse gases. In the United States, significant domestic alternative fuel reserves have been identified, and it is believed these reserves could satisfy much of the energy needs of the U.S. for many years. According to a 2013 report published by the Potential Gas Committee (PGC), a nonprofit organization comprised of experts working in the natural gas field, the U.S. future natural gas supply at the end of 2012 was 2,688 trillion cubic feet (consisting of PGC’s assessments of technically recoverable resources combined with the U.S. Department of Energy’s latest determination of proved reserves), which represents an increase of 22.1% from 2010 levels as determined by PGC. The abundance of domestic natural gas resources is expected to increase U.S. energy independence by reducing oil imports from foreign countries. As a result of these market factors, we believe the use of alternative fuels will continue to grow and providers of equipment in industrial OEM categories, such as power generation, that rely significantly on coal, diesel fuel and gasoline, will face increasing pressure to use alternative fuel power systems.

Additionally, the infrastructure supporting alternative fuel in the United States continues to expand. Further, the United States and some other countries have taken action to increase demand and support for alternative fuels, in an effort to reduce dependence on imported oil, capitalize on domestic natural gas reserves and reduce emissions from diesel engines. For example, the EPA has provided subsidies in the form of grants and other financing programs for the advancement of alternative fuel technologies (to date directed primarily towards on-road vehicles). Additionally, industry organizations, such as the Propane Education and Research Council, an organization authorized by the U.S. Congress with the passage of the Propane Education and Research Act, award grants to a wide variety of institutions, universities, and government organizations for the continued research, development, demonstration and commercialization of alternative fuel technologies.

Industrial OEM Trend Toward Outsourcing

Industrial OEMs have been following the broader marketplace trend of outsourcing non-core functions. The dynamics of global sourcing and the need for cost competitiveness have led, and should continue to lead, industrial OEMs to assess what operations and system components are core to their business model and what they should outsource to their suppliers and partners. In particular, to comply with frequently changing environmental regulations while remaining competitive, industrial OEMs have been increasingly more reliant on outsourcing to third party suppliers and partners with specialized regulatory and design expertise. This is especially true for international OEMs seeking access to the U.S. market. By outsourcing power system design and production, OEMs are able to focus their resources on overall design and functionality of their products, rather than on developing the sophisticated technology associated with emission-certified power systems. We expect increasingly more industrial OEMs to outsource power systems, system components and subsystems to third party suppliers with the requisite experience and technology.

Penetration by International Suppliers into Regulated Markets

The implementation of emission regulations domestically and in non-U.S. markets also impacts international suppliers of industrial equipment products outside these regulated markets. International industrial OEMs that supply into regulated industrial OEM markets, including those already doing so and those recognizing emerging opportunities to sell their products into these markets, must meet applicable emission requirements, like those imposed by the EPA and CARB in the U.S. For example, Chinese and other Asian suppliers have recognized that, in order to effectively penetrate and sell into emission regulated industrial OEM markets like North America and Western Europe, their products must be emission-certified. These international industrial OEMs generally lack the regulatory and design expertise necessary to develop their own emission-certified power systems. Furthermore, they recognize that, even if they had or could acquire the relevant expertise, it can be much less time consuming and much more cost-effective for them to acquire compliant power systems from third-party suppliers, rather than internally developing and manufacturing their own solutions. Accordingly, just as domestic industrial OEMs are outsourcing this function, so too are international industrial OEMs, and we expect this trend to continue.

Growing Demand for Sophisticated Electronic Technology and Automotive Grade Quality Standards

Demanding automotive grade quality, as well as on-time delivery, has become standard practice in the industrial OEM marketplace. Consistent with the trend in the automotive industry, the level of technology and sophistication, including electronic controls, associated with industrial OEM power systems has advanced significantly to meet the growing demand for improved quality, reliability and performance. This has led to an ongoing reduction in the number of suppliers capable of supporting such product requirements.

Our Competitive Strengths

We have a 27-year history and reputation as a proven supplier of cost-effective, technologically advanced products to the industrial OEM marketplace. We believe that our technological superiority and the comprehensive nature of our product offerings position us to capitalize on developing trends in the industrial OEM markets and drive significant future growth.

Broad Range of Alternative Fuel Power Systems

Our power systems represent a broad range of emission-certified, alternative fuel products for industrial applications. We are one of only a few providers of industrial OEM products that meet, and in many cases produce emissions at levels significantly lower than the emission standards of the EPA and CARB. Our alternative fuel engines range in size from under 1 liter to 22 liters and our power system configurations include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. We provide standardized fuel system and component technology across our entire range of emission-certified power systems. As a result, our OEM customers are able to focus internal engineering and technical support resources, and train their personnel, on one standardized fuel system and one set of electronic controls employed throughout the range of power systems they acquire from us, and are able to reduce their product design and ongoing product support costs.

We believe our broad range of emission-certified, alternative fuel products strategically positions us to capitalize on the cost and packaging disadvantages associated with diesel power systems that are resulting from increased EPA and CARB emission regulations that are taking effect. Given the existing dominance of diesel power systems in the industrial OEM marketplace, even a minor shift in the marketplace from diesel to spark-ignited, alternative fuel power systems will represent a significant growth opportunity for us. Additionally, as international OEMs desire to supply industrial equipment products into the United States and must meet EPA and CARB emission requirements, we provide a fast, certain, cost-effective route for these foreign industrial OEMs to meet these emission requirements because we hold compliance certificates specific to our power systems. We have already secured commercial sales relationships with some of Asia’s largest industrial OEMs, and have begun supplying EPA and CARB compliant power systems to these industrial OEM customers for incorporation into their product lineups.

Leverageable, OEM-Focused Business Model

We are able to take advantage of opportunities for component standardization across industry categories, while still providing each industrial OEM with the flexibility to customize as required for particular design and application specifications. We aggregate our product development efforts, and can amortize associated costs, over our large and diverse OEM customer base and across industry categories. Furthermore, we capitalize on volume, economies of scale and global supply opportunities when sourcing component products. We can, therefore, provide our OEM customers with lower cost structures than they would otherwise be able to achieve and help them reduce their part numbers and supply base by consolidating their procurement and assembly efforts down to a single part number product supplied by us. Our component sourcing relationships further enable our OEM customers to recognize resource reductions, inventory reductions and engineering support advantages.

Additionally, our relationships with international OEM customers that supply their industrial equipment into the United States generate opportunities for us to further supplement our business. We believe that once one of our emission-certified power systems is engineered into a foreign industrial OEM’s product, that OEM is likely to also incorporate our power systems into its products that do not require emission-compliant power systems. This use by foreign industrial OEMs of our power systems for both their emission-certified and non-emission-compliant power system needs reduces ongoing engineering, aftermarket and field service support requirements, while supporting a product strategy that can easily be adjusted to any future worldwide changes in emission requirements. These relationships further provide us with growth opportunities beyond those dependent upon U.S. demand for emission regulated products, and solidify our supplier and partnership position with our foreign industrial OEM customers. Moreover, even if our relationship with an international OEM customer is limited to United States compliant power systems, we are in an opportune position to provide additional emission-compliant power systems in the future as emission regulations for industrial equipment begin to emerge in other countries around the world.

Superior Technology

We are a recognized leader in providing industrial OEMs with highly engineered, technologically superior, emission-certified power systems that cover a wide range of possible fuel alternatives. Our power system development and manufacturing processes are supported by in-house design, prototyping, testing and engineering capabilities. We believe our customers are able to realize significant costs savings by leveraging our proven power system technology, our application engineering expertise, the broad range of our EPA and CARB emission-certified power systems and our industrial equipment testing and certification processes. They are also able to focus their efforts on the development of operations and system components core to their business, without having to expend considerable resources associated with the emission certification process, which requires potentially years to perform durability testing of the engine emission system at zero and 5,000 hours, production line testing on a quarterly basis and field compliance audit testing, each of which is mandated and regulated by the EPA and CARB.

The level and range of our EPA and CARB emission-certified product offering further demonstrates the strength of our technology. Our emission-certified products meet all current existing emission standards of the EPA and CARB. We are able to maintain and enhance our position as a supplier of technologically sophisticated, emission-certified power systems through our experienced and technologically savvy team of application engineers. This team gives us the ability to support and integrate our power systems into a significant number of industrial OEM applications. We believe that our continued recruitment and development of talented personnel will augment our ability to stay ahead of emerging technologies in the industrial OEM marketplace.

Further, we are not captive to our own internal manufactured components and technology. Unlike some of our competitors that focus on developing and manufacturing most of their own product technology and components, we believe that superior technology is derived from having the flexibility to incorporate the best proven technology available in the marketplace. We focus on developing deep internal engineering and application expertise, more than on developing in-house components and technology. This affords us the flexibility to capitalize on current and emerging technology that best meets the requirements of any given application, as opposed to only using internally-developed technology that might not provide the best solution. Because we do not directly compete in the development of key technology, suppliers of underlying technology are interested in supplying their latest innovations to us. As a result, we believe we have access to the best proven technology in the marketplace. We believe this strategy puts us in a strong position to benefit from our significant OEM customer base and aggregation capabilities in order to provide the best available product and technology solutions for our OEM customers.

Dedicated Customer-Centric Product and Application Expertise

We have a customer-centric business focus, and we continually strive for customer satisfaction at all levels of customer interaction. We commit our attention and efforts to nurturing and expanding relationships with our customers by staying connected with them, being aware of challenges they face and understanding their evolving needs. From production personnel to our customer support staff, our entire team is highly experienced in both the products we sell and the OEM customer applications into which they are integrated. Through our extensive experience in the industrial OEM marketplace and our adaptive technology strategy that we use in developing our power systems, we are able to accept the specific requests of individual customers and provide tailored power systems to meet their needs. We assign a dedicated engineer to each OEM customer for application support and to provide a direct line of communication between the OEM’s manufacturing line and our production operations. Our quality, field service support and service operations provide knowledgeable and responsive support to our OEM customers at every point of customer interface.

Growth Strategy

Our core strategy is to develop comprehensive power systems for the global industrial OEM marketplace. We believe that, with our competitive advantages, our continued pursuit of our core strategy will drive growth in our business. More specifically, we intend to seek future growth as follows:

Expand Products and Services Provided to Existing OEM Customers

We continually work to capitalize on organic growth opportunities and build upon our strong existing customer relationships, which in many cases are on a sole source basis. We plan to expand our business with existing customers by supporting their growth initiatives as they expand their produce lines, enter new markets, and adapt to changing emission standards. We also intend to develop and sell new products to our OEM customers as we broaden our range of emission-certified, alternative fuel power systems.

Establish New Industrial OEM Relationships

We expect to strengthen our OEM customer base by developing new relationships with industrial OEMs. We seek to acquire new clients and gain new business from OEMs that we do not presently serve by focusing our marketing efforts toward these potential customers and capitalizing on our strong reputation; the depth, breadth and technological sophistication of our power systems; our commitment to customer service; and the cost savings we can offer. Emphasizing our experience and reputation in market categories in which our power systems are already well-established, such as power generation, we are focused on establishing new industrial OEM relationships and capturing a greater portion of the market share. We are also targeting new OEM customers in high-growth market categories, such as material handling and oil and gas applications, while maintaining and enhancing our penetration in market categories that are growing more slowly. As we gain traction in emerging industrial OEM categories that did not previously represent significant opportunities for our power systems, we plan to further focus our efforts on potential customers in those categories.

Expand Into New Geographic Markets

We are focused on expanding our business internationally with OEM customers that require EPA and CARB compliant power systems to access the U.S. market and for non-compliant systems used in products sold outside the U.S. Furthermore, because we expect countries outside of the United States to implement emission regulations that are aligned with U.S. standards, we anticipate an opportunity to expand our relationships with industrial OEMs that supply emission-compliant products outside of the U.S. If such emission regulations are implemented consistent with our expectation, we anticipate being able to provide power systems to industrial OEMs that meet applicable foreign emission standards by leveraging our existing technology and experience in developing our EPA and CARB emission-certified products.

Develop New Products

By leveraging the deep industry experience of our engineering and new product development teams, we are working to broaden the range of our power system product offerings, including with respect to engine classes and the industrial OEM market categories into which we supply our products. We are also currently in the process of developing new 2.0 liter and 2.4 liter engines. We capitalize on our technologically sophisticated, in-house design, prototyping, testing and application engineering capabilities to further refine our superior spark-ignited power system technology. We plan to apply our experience and expertise in developing comprehensive, integrated green power systems to expand our spark-ignited alternative fuel offerings.

Expand Into On-Road Market

We have recently introduced a newly designed, state-of-the-art, 8.8-liter fuel flexible engine that we plan to sell to industrial, bus and truck OEMs which will be a fully-integrated drop-in solution. We expect this engine to be a solution in the industrial off-road and on-road markets and have a wide range of applications, including school buses, waste-hauling trucks and medium-duty delivery trucks. Furthermore, we have recently expanded our on-road product line by entering a multi-year supply agreement with General Motors for 4.8-liter and 6.0-liter alternative fuel engines. We believe we now have a comprehensive range of alternative fuel powertrains for vehicle OEMs in the Class 4 through Class 7 truck and bus market.

Selectively Pursue Complementary Strategic Transactions

We may enter into strategic transactions, such as acquisitions of, or joint ventures or partnerships with, companies that present complementary non-organic growth opportunities. Specifically, we will seek opportunities that extend or supplement our presence into new geographic markets or industrial OEM market categories, expand our customer base, add new products or service applications or provide significant operating synergies. We believe that there may be domestic or international strategic opportunities available to us as the sophistication of technology and amount of resources necessary to develop and supply power systems that meet increasingly stringent emission standards continue to increase.

Company History

Founded in 1985, we sought to break the then-prevalent OEM focus on the diesel engine as a commodity by providing value-added engineering, procurement and packaging of products and services to the industrial OEM marketplace. Because of our expanded product and service offerings, we played a significant role in moving the industrial OEM marketplace from a simple, engine-centric model to a more comprehensive model. This comprehensive power system model includes engineering, procurement and packaging solutions for cooling, electronics, air intake, fuel systems, power takeoff, exhaust, hydraulics and packaging application requirements. Through implementation of our strategy, we grew our diesel power system sales and became one of the largest Perkins diesel power system distributors in the world, a position we still maintain today.

Our desire to expand our product and service offerings, coupled with the success of our strategy in the diesel marketplace, motivated us to move into the marketplace for spark-ignited power systems. From the mid-1990s going forward, we have applied our strategy to spark-ignited gasoline and alternative fuel products. In applying our extensive, prior experience developing power systems for our diesel power system OEM customers to the spark-ignited industrial OEM marketplace, and addressing the growing demand for diesel alternatives as a result of environmental and economic considerations, we have developed a comprehensive range of alternative fuel power systems. As a result, we have become a significant supplier of power systems to prominent OEM customers located throughout North America, with sales to OEM customers located (with location determined based upon the continent to which we ship a product) throughout North America representing approximately 91% of our net sales in 2012. We also sell our power systems to OEM customers located throughout Asia (approximately 8% of our net sales in 2012) and Europe (approximately 1% of our net sales in 2012), where we intend to increase our sales efforts.

On April 29, 2011, The W Group, Inc. completed a reverse acquisition transaction with Format, Inc. (which is now Power Solutions International, Inc.), in which PSI Merger Sub, Inc., a Delaware corporation that was newly-created as a wholly-owned subsidiary of Format, merged into The W Group, and The W Group remained as the surviving corporation of the merger. In that transaction, The W Group became a wholly-owned subsidiary of Power Solutions International, Inc.

Format was incorporated in the State of Nevada on March 21, 2001 for the purpose of providing EDGARizing services to various commercial and corporate entities. Immediately prior to the consummation of the reverse acquisition transaction, Format was engaged, to a limited extent, in EDGARizing corporate documents for filing with the SEC, and providing limited commercial printing services, and had assets that included cash, rights under a services agreement with Format’s sole customer (which agreement was terminated in connection with the reverse recapitalization), a real property lease pursuant to which Format leased its sole office space (which lease was transferred to Ryan Neely, Format’s sole director and executive officer immediately prior to the closing of the reverse recapitalization, in connection with the reverse recapitalization) and depreciated office equipment located in Format’s transferred, leased office space. Due to the nominal operations and assets of Format immediately prior to the consummation of the reverse recapitalization and related transactions, this reverse acquisition transaction was accounted for as a recapitalization.

The reverse recapitalization transaction was consummated under Delaware corporate law pursuant to an agreement and plan of merger. Upon completion of the reverse recapitalization, Format changed its name to Power Solutions International, Inc. All of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the reverse recapitalization converted into an aggregate of 10,000,000 shares of our common stock and 95,960.90289 shares of preferred stock. These shares represented a substantial majority of the shares of our common stock and shares of preferred stock outstanding immediately following the consummation of the reverse recapitalization transaction.

In connection with the reverse recapitalization transaction, Format entered into a stock repurchase and debt satisfaction agreement with Ryan Neely and his wife, Michelle Neely. Pursuant to this agreement, at the time the reverse recapitalization transaction was completed, (1) Format repurchased 3,000,000 shares of Format common stock, representing approximately 79.57% of the shares of Format common stock outstanding immediately prior to the consummation of the reverse recapitalization transaction, from Ryan and Michelle Neely, and (2) Ryan Neely and Michelle Neely terminated all of their interest in, and released Format from all obligations it had with respect to, the loans made by Ryan Neely and Michelle Neely to Format from time to time, in exchange for aggregate consideration of $360,000. In addition, Ryan and Michelle Neely released Format from any obligations Format had to them in respect of any other amounts (including any accrued compensation) that may have been at any time owed from Format prior to the closing of the reverse recapitalization. In connection with, but prior to, the closing of the reverse recapitalization, Format used all of its available cash to settle remaining liabilities that Format had prior to the completion of the reverse recapitalization. These included amounts owed to Format’s accountants, independent auditors and legal counsel; provided that Format’s legal counsel agreed to release Format from its obligation to pay a portion of legal fees incurred by Format in connection with the reverse recapitalization and related transactions. Further, in connection with, but prior to, the closing of the reverse recapitalization, Format entered into a termination agreement, pursuant to which Format terminated its services agreement with its sole customer. In connection with, but prior to, the closing of the reverse recapitalization, Format also transferred to Ryan Neely all of its rights and obligations under the real property lease relating to Format’s sole office space.

As a result of the reverse recapitalization, Power Solutions International, Inc. succeeded to the business of The W Group.

Pursuant to the terms of the private placement, we also agreed to consummate, and Format’s board of directors approved, a migratory merger of our company into a Delaware corporation. On August 25, 2011, we held a special meeting of our stockholders at which our stockholders approved the reverse split, the migratory merger and related matters. On August 26, 2011, Power Solutions International, Inc., a Nevada corporation, merged into its wholly-owned subsidiary, Power Solutions International, Inc., a Delaware corporation. Power Solutions International, Inc., a Delaware corporation, continued as the surviving entity of the migratory merger. Pursuant to the migratory merger, we changed our state of incorporation from Nevada to Delaware and each 32 shares of common stock of Power Solutions International, Inc., a Nevada corporation, converted into one share of common stock of the surviving entity in the migratory merger, thereby effecting a 1-for-32 reverse stock split of our common stock. As a result of the migratory merger, (1) Power Solutions International, Inc., a Delaware corporation, acquired all of the rights, privileges and powers, and became subject to all restrictions and duties, of Power Solutions International, Inc., the previously existing Nevada corporation, (2) all liabilities and obligations of Power Solutions International, Inc., the previously existing Nevada corporation, became the liabilities and obligations of Power Solutions International, Inc., a Delaware corporation, as the surviving corporation of the migratory merger and (3) Power Solutions International, Inc., a Delaware corporation, succeeded to the business of Power Solutions International, Inc., the previously existing Nevada corporation.

Further, pursuant to the Certificate of Designation for the Series A Convertible Preferred Stock and the agreement and plan of merger for the migratory merger, and upon the effective date of the migratory merger, each share of preferred stock automatically converted into a number of shares of our common stock equal to $1,000 divided by $12.00, the conversion price then in effect as adjusted for the migratory merger and the reverse split. Any stockholder of our company that was otherwise entitled to a fraction of a share of our common stock (after aggregating all fractional shares of our common stock to be received by such holder) as a result of the migratory merger, received an additional share of our common stock (in other words, the aggregate number of shares of our common stock of a stockholder resulting from the migratory merger was rounded up to the nearest whole number). The authorized shares of our capital stock and the par value of our common stock immediately following the consummation of the migratory merger are identical to the authorized shares of capital stock of Power Solutions International, Inc., a Nevada corporation, and the par value of its common stock immediately prior to the consummation of the migratory merger.

Our Products and Industry Categories

Power Systems for Off-Highway Industrial Equipment

Our power systems are customized to meet specific industrial OEM application requirements. Power system configurations range from a basic engine block integrated with appropriate fuel system components to completely packaged power systems that include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry.

Our power systems include (1) EPA and CARB emission-certified spark-ignited water-cooled internal combustion engines ranging from 0.97 liters to 22 liters, which use alternative fuels and gasoline, (2) non-certified spark-ignited water-cooled internal combustion engines ranging from 0.65 liters to 22 liters, which similarly use alternative fuels and gasoline, and (3) emission-certified Perkins engines ranging from 0.5 liters to 7.1 liters, which use diesel fuel. Our diesel and alternative fuel power systems use water-cooled (as opposed to air-cooled), multi-cylinder engines.

Our products are sold into a diversified set of markets within the industrial OEM industry, including power generation, oil and gas, material handling, aerial work platforms, sweepers, arbor, welding, airport ground support, agricultural, turf, construction and irrigation. Different types of power systems are used within different industry categories (from which we receive varying, unequal amounts of revenues).

Power Generation

We offer EPA and CARB emission-certified power systems, including 0.97 liter to 22 liter spark-ignited power systems that use alternative fuels, for stationary emergency and non-emergency power generation products. Emergency engines are stationary engines which operate solely in emergency situations and during required periodic testing and maintenance. Examples include engines used in generators to produce power for critical networks when electrical power from the local utility provider is interrupted, and stand-by engines that pump water in the event of a fire or flood. Non-emergency products include prime power generation products, which produce continuous generation of power for an extended period of time, and peak shaving products, which generate power at times of maximum power demand.

We currently supply our power systems to a substantial number of manufacturers of power generation products. We believe that our customers choose our power systems because of our broad range of emission-certified, spark-ignited power systems for this industry category. Additionally, by using a common fuel system and electronic controls across our range of power systems, we provide our customers with the opportunity to support and train their personnel on one standardized fuel system and one set of electronic controls employed throughout the range of products they acquire from us.

Material Handling — Forklift Trucks

The material handling market category includes forklift trucks and other mobile products used for movement, handling and storage of materials within a facility or at a specific location. We provide spark-ignited power systems into the high volume 1.5, 3.5 and 5 ton capacity forklift markets, and may expand production in the future to support the 8 and 10 ton forklift markets in connection with anticipated increases in diesel prices resulting from regulations on diesel engines taking effect through 2015.

Demand is currently strong in the United States for our material handling power systems as a result of emission and OSHA regulations. Based upon data supplied by Power Systems Research, Inc., we believe that, in the United States, nearly 100% of the indoor forklift market uses spark-ignited liquid propane gas or electric powered units (with approximately equal market shares), in contrast to Asian and European forklift markets which currently use diesel in excess of 80% of all applications. In connection with the implementation of EPA

Tier 4 and European Stage IV regulations, and the resulting price increases related to the compliance of diesel engines with these regulations, we expect foreign markets for spark-ignited liquid propane gas power systems to grow. We expect this growth to drive increased international demand for our power systems.

Oil and Gas

The oil and gas market category includes oil field pumps, progressing cavity pumps, and other components and machines used in drilling, evaluation, completion and production of oil and gas assets. Previously, OEMs competing in these markets were generally not concerned about fuel economy, cost of repair or efficiency of operation. Today, however, there is a growing focus in this market category on, and understanding of, the costs associated with down time, the value of fuel savings with more economical solutions and the benefits of using product portfolios with consistent fuel systems and aftermarket support. We believe that these factors will create significant opportunities for our power systems in this market category. Furthermore, we believe that recent discoveries of oil and gas reserves in North America will drive domestic demand for the products of oil and gas OEMs, enhancing our growth opportunities.

We are continuing to develop relationships with oil and gas companies for their well head jacks, compressors and power generators. We believe we are the only provider in this market that supplies pre-certified, as opposed to site-certified, power systems. Site certification is a tedious and costly process for oil and gas equipment OEMs that can take many hours to source components and integrate them into existing fuel system hardware (if even possible).

Aerial Work Platforms

The aerial work platforms market category consists of aerial work platforms, or machines used to provide access to areas typically inaccessible because of their height. Rental companies represent a majority of all purchasers in this industry category. We currently sell our liquid propane gas/gasoline dual fuel power systems to aerial work platform OEMs.

As a result of the increase in diesel engine pricing related to the implementation of EPA Tier 4 regulations, we expect to see an increase in the number of OEMs in the aerial work platforms market which consider our liquid propane gas and gasoline powered power systems as an alternative to diesel powered power systems.

Industrial Sweepers

The industrial indoor sweeper market category consists of machines that clean and sweep various indoor surfaces. The power systems for this market category use both spark-ignited and diesel engines, as well as electric motors. We currently sell our 30 to 80 horsepower liquid propane gas and gasoline power systems to industrial indoor sweeper OEMs.

Arbor Products

The arbor products market category includes wood chippers and grinders. We currently provide engines to four of the largest OEMs of wood chippers in the United States. We also design and manufacture our own proprietary power take-off clutch, which may be applied to any of our arbor product power systems. See “— Other Engine Power Products — Power Take Off (“PTO”) Clutch Assemblies for Industrial Applications.”

We believe that our diesel power systems maintain a leading position in the market for wood chippers that use water-cooled engines. We believe the diesel regulations that are taking effect will cause EPA Tier 4 diesel engine packages to become more expensive and, as a result, open the market for consideration of our gasoline and other alternative fuel engine packages.

Other Industry Categories

We provide power systems within other industrial OEM markets, including welding, airport ground support, agricultural, turf, construction and irrigation.

Other Engine Power Products

Power Take Off (PTO) Clutch Assemblies for Industrial Applications

We design and manufacture our own proprietary PTO clutch assemblies, which are mechanical components that drive separate power to various parts of a given piece of industrial equipment, for industrial applications. Our PTO clutch assemblies are designed for heavy duty industrial applications.

Customized OEM Subsystems, Kits and Componentry

Through our global sourcing capabilities, we supply engine packaging, subsystems, kits and componentry associated with cooling systems, electronic systems, air intake systems, fuel systems, housings and power takeoff systems, exhaust systems, hydraulic systems and enclosures to industrial OEMs for incorporation into their applications, in addition to the complete engine power systems we provide to these OEMs.

Connected Asset Services

We offer connected asset services through MasterTrak, our telematics tool, which consists of a hardware unit and related services. This hardware unit is integrated into OEM equipment, collects critical data from this equipment and transmits this data back to an OEM, service provider or end-user through wireless telecommunications technology. The services allow our customers to see the data and monitor the performance of their equipment. We provide services to our OEM customers that allow these OEMs and their customers to remain connected to their equipment, even as the equipment is being operated in the field. These capabilities and services are in many respects similar to General Motors Company’s “ONSTAR®” (a registered trademark of OnStar LLC) service. Our MasterTrak offering includes:

•	GPS for location monitoring, geofencing and directions for rapid service dispatching;

•	Automated and continuous remote asset monitoring with automatic alerts and notifications that can be transmitted via e-mail and text messaging;

•

Maintenance management, which provides the ability to monitor and provide notice of impending equipment maintenance requirements based on actual equipment utilization (as opposed to random time intervals);

•	Real-time, bi-directional communication capability for remote testing and troubleshooting; and

•	Extensive web-based monitoring and reporting capability with multi-tiered system security available at all times.

Through MasterTrak, we provide our OEM customers and their customers the ability to track the location and functional status (including maintenance requirements) of their assets in real-time via web access and automated alerts. These monitoring capabilities provide information regarding the specific utilization characteristics of a connected asset, and allow our customers and their customers to efficiently and proactively schedule service maintenance. These attributes will help reduce unexpected equipment failures, which will help to further reduce the total cost of ownership of a given piece of equipment, and may generate additional sale and service opportunities for the OEM customer.

We offer MasterTrak with our engine power systems as a bundled offering, and also on a stand-alone basis both to our OEM customers and to other businesses to which we do not currently supply our power systems. We have also developed a relationship with SmartEquip, based in Norwalk, Connecticut, to incorporate MasterTrak into SmartEquip’s aftermarket service platform for industry suppliers. This product pairs data regarding failures and faults generated by MasterTrak with OEM-provided recommendations to remedy these faults, and produces a corrective or preventative maintenance solution.

These connected asset services have not yet provided a material portion of our revenues.

Service and Support

Aftermarket and Service Parts

We have extensive aftermarket and service parts programs. These programs consist of: (1) internal aftermarket service parts programs with worldwide sales and distribution capabilities, and (2) internal OEM developed service parts programs for components and products supplied by us. We continue to focus on, and invest in, the aftermarket portion of our business. We have grown our industrial spark-ignited engine parts business by employing experts in the gas engine aftermarket field, increasing our investment in global sourcing of parts and expanding parts books and online ordering capabilities. We have also developed stocking programs and maintenance kits that enable OEMs, service dealers and distributors to reduce downtime and increase product use.

We have focused on capturing the aftermarket sales of the value added components that we include in our power systems. With a significant portion of the selling prices of our power systems coming from value added components, this is a large, continuing growth opportunity for our aftermarket business.

Product and Warranty Support

We provide technical support and training to our OEM customers. These services include in-plant training and support through web- and phone- based field service. Our dedicated team of product and application engineers delivers high quality, responsive technical support to our OEM customers. We further support our OEM customers by engaging regional providers to perform warranty service and offer support for our power systems. In general, we reimburse these third-party regional providers for the warranty services that they perform for our power systems.

Customers

Our customers include companies that are large, industry-leading and/or multinational organizations that demand first class engineering support, automotive grade product quality and on-time delivery. We believe that the number of competitors capable of supporting not just the sophisticated technology requirements, but also the world class automotive engineering, quality and delivery requirements emphasized by industrial OEMs is limited. We are solidly positioned to capitalize on the diminishing base of suppliers capable of meeting these increasingly stringent customer expectations. In almost every industrial OEM category, we maintain a supplier relationship with two or more of the largest OEMs in their respective industry category.

Our depth of expertise and broad range of product offerings is the underlying basis for our position as a sole source provider of products to a majority of our OEM customers. We estimate that over 70% of the power systems that we supply are provided to our major OEM customers on a sole-source basis. Our strong customer base, which includes a diversity of customers across industry categories, provides a broad range of opportunities for continued growth.

Our arrangements with our customers, including our relationships with our industrial OEM customers in Asia, generally do not fix, on other than a short-term basis, pricing terms or quantities of our power systems to be purchased and sold and typically do not mandate exclusivity. Purchases are made by customers on a purchase order basis, with pricing of our power systems driven in large part by the volume of power systems purchased by a particular customer and market-based factors, including the price of raw materials and other components incorporated into our power systems, as well as prices for comparable power systems, if any, offered by our competitors.

Our largest customers, based upon our consolidated revenues in 2012, include Bandit, JLG, Kohler, Nacco and Toyota, of which Kohler was the only one that represented more than ten percent of our 2012 consolidated revenues. Our relationships with these customers are all pursuant to terms and conditions substantially similar to the arrangements described above, including the manner in which prices are determined. Our largest customers change from time to time as a result of various factors, including prevailing market conditions, our customers’ strategies (such as their focus on marketing and sales efforts with respect to products into which our power systems are incorporated as compared to their other products) and our customers’ existing inventory of our power systems.

Operations and Research and Development

Design and Engineering / Research and Development

Our research and development efforts are market driven. Our sales team first meets to identify and define market requirements and trends and then communicates that vision to our engineering and new product development groups. Our engineering and new product development groups then review our existing power system portfolio and develop new solutions that build upon the technology within that portfolio. We maintain in-house design, prototyping, testing and application engineering capability, including specialists in EPA and CARB certification, fuel systems, electronics, cooling systems, mechanical engineering and application engineering. Our design and application engineering expertise and capabilities include expertise in (1) emissions compliance, (2) design and development of standardized and customized products for incorporation into industrial equipment, (3) three-dimensional solid modeling and finite element analysis, (4) computer-based modeling and testing, (5) rapid OEM product prototyping, (6) industrial OEM product retrofitting and testing and (7) support for application engineering and system integration.

We also rely upon engineering outsourcing relationships for design, development and product testing that allow us to fulfill demands for specialty services and satisfy fluctuating workload requirements. In particular, since 2009, we have used outside engineering relationships to quickly increase product design, development and testing services as dictated by demands from our industrial OEM customers. We have the ability to increase our outsourcing of these functions to effectively double our internal design, development and testing capabilities to meet our needs. Our arrangements with these outsourcing organizations include general pricing (based upon workers and time devoted to serving us) and other basic terms for services to be provided; however, these arrangements do not require us to engage these engineering outsourcing organizations for a minimum amount (whether in terms of time or number of workers) of design, development or product testing services. Accordingly, we are able to significantly and quickly reduce our use of these relationships as soon as our customer requirements have been satisfied. We require these third-party engineering service providers to treat all design, development and testing information provided to them as confidential. In 2012, these outsourced services accounted for approximately 3% of our research and development expenses. In addition to these engineering outsourcing relationships, where applicable, we also benefit from the design, development and testing capabilities of our supplier base.

We provide the design, durability testing, validation testing and compliance with other engineering and administrative requirements necessary to meet and obtain EPA and CARB certification for a range of spark-ignited engines. As a result, we provide our OEM customers with emission-certified power systems, without these OEMs having to expend considerable research and development time and resources related to obtaining power system certification. We further provide the tools and services necessary to support revalidation and other EPA and CARB requirements that exist beyond the initial emission compliance requirements. As a result of such revalidation, we become the “manufacturer of record,” which is the entity that holds the applicable regulatory certifications for a power system, for the emission-certified power system.

We staff our engineering support activities associated with released product and component sourcing programs with dedicated internal engineering personnel, separate from our product and application development engineering team. This allows us to provide committed engineering and technical attention to internal operational support, customer production support and component sourcing activities, thereby helping to buffer the demands placed on our product and application development engineering group. Through such attention and support, we are able to maximize the focus of our product and application development engineering group on current and future design, prototyping, testing and application development activities resulting in shorter design, prototyping and testing cycles for our OEM customer base.

Our research and development expenditures for our fiscal years 2012, 2011 and 2010 were approximately $6.8 million, $4.0 million and $3.0 million, respectively.

Manufacturing

We currently manufacture our products at our facilities in Wood Dale, Illinois. We customize our power systems to meet specific requirements of industrial OEM applications and the needs of our industrial OEM customers. Our production operations encompass all aspects of manufacturing our power systems, which range from fitting a basic engine block with appropriate fuel system components to building a comprehensive power system that includes any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry.

The manufacturing lines in our production facilities are technologically sophisticated and flexible, and we allocate production capacity on our manufacturing lines to accommodate the demand levels and product mix required by our OEM customers. Our manufacturing lines are equipped with display screens, through which our production personnel are able to monitor design and other technological specifications for each product being assembled on the manufacturing line at that time. The information displayed on these screens is supplied from a central server, which is updated in real-time with all current product information. Through this process, we ensure that the product manufacturing and other specifications used by our production personnel represent the most current information available. We have also developed efficient in-line methods to support specialized product testing, as required by a specific customer or product application.

Our engineering and manufacturing systems use sophisticated, paperless, integrated, software-based management and control systems. Our warehouse systems include computerized management systems and high speed infrastructure such as wire guided racking systems and high density automated carousel systems. We use a dynamic, software-driven inventory management system, which allows us to accurately monitor inventory levels for our comprehensive power systems, subsystems and individual components. We also incorporate within our manufacturing process software that enables us to identify and deliver components and other parts to our OEM customers.

We focus on safety, quality and on-time delivery in our manufacturing operations. We are 9001-2008 ISO Certified, the highest ISO certification available. The ISO 9000 family of quality management standards, which must be met in order to become ISO certified, is designed to help organizations monitor and improve the delivery of products and/or services to their customers. We also use Six Sigma, a business management strategy designed to minimize variability in manufacturing and business processes, 5S, a workplace organization methodology designed to maximize efficiency and effectiveness, and other disciplines in our goal of continuous improvements in quality and on-time delivery. Structured staff training is a constant priority and includes closed-loop quality monitoring and feedback systems.

Supplier Relationships

Engine and Component Suppliers

We have established relationships with suppliers for the engines to be integrated into our comprehensive power systems, the most significant of which are General Motors, Perkins/Caterpillar and Doosan. We also source our other power system components from third party suppliers. We coordinate design efforts with suppliers for some of our key components. In addition, we internally design other parts and components for our products, own the tooling for such parts and components and globally source them from a variety of domestic and global suppliers. Because we design many of our parts and components in-house, we are generally not limited in our choice of suppliers. As such, we are able to select our supplier relationships based upon a supplier’s reliability and performance.

We aggregate our product sourcing efforts across our large and diverse OEM customer base and across industry categories, capitalizing on volume, economies of scale and global supply opportunities. Our OEM customers benefit from the aggregation of our global sourcing, procurement, assembly and packaging services, obtaining cost benefits that they might not obtain if they were to rely on their own internal resources, capabilities and more limited demand requirements. Through this process, industrial OEMs are able to reduce their part numbers and supply base by consolidating their procurement and assembly efforts down to a single part number product supplied by us. We deliver this single assembly to an industrial OEM’s production line as an integrated drop-in to the OEM’s end product.

Arrangements with Key Suppliers

We enter into various arrangements with suppliers from which we source engines and other components which are incorporated into our power systems. These arrangements generally govern the terms and conditions upon which we purchase engines, components and other raw materials for use in our power systems. In general, the prices at which we purchase engines, components and other raw materials are based on market factors, including the prices offered by other suppliers operating in the same market and the prevailing market prices of raw materials. The terms of each of the individual arrangements are negotiated with each supplier on an individual basis, but are generally consistent with typical arrangements between manufacturers and suppliers in our industry.

Under our distribution agreement with Perkins, we are the exclusive distributor of specified Perkins engines within a territory consisting of the states of North Dakota, South Dakota, Minnesota, Wisconsin, Iowa, Michigan, Ohio and Indiana, and all but the southern tip of Illinois. We are a non-exclusive distributor of specified Perkins engines within a territory consisting of the states of Nebraska and Kansas, as well as, portions of the State of Missouri. In exchange for this exclusive territory, we are required to purchase from Perkins all of our requirements for the same or similar engines covered by the agreement. As described in further detail below under “Sales and Marketing; Value-Added Resellers; Distribution — Sales and Marketing; Value-Added Resellers,” under the distribution agreement, we are also required to establish a service and support network that provides various services to our customers that purchase power systems which use Perkins engines. This agreement with Perkins is currently scheduled to expire on December 31, 2013.

We are also party to a supply agreement with Doosan, under which we purchase and distribute, on a semi-exclusive basis, specified Doosan engines within a territory consisting of the United States, Canada and Mexico. Under this supply agreement, we are required to purchase from Doosan all of our requirements for the same or similar engines covered by the agreement. We are also required to purchase a minimum number of engines from Doosan during each year that the agreement is in effect and, if we do not meet these purchase requirements, then Doosan may terminate the exclusivity granted under the agreement. This supply agreement with Doosan automatically renews annually for successive one-year periods but may be terminated with six months’ written notice by either party prior to the end of the then-current term.

Unlike our arrangements with Perkins and Doosan, we do not maintain an exclusive relationship with GM. We receive a pricing package each year (or sometimes more frequently) containing applicable price quotations, as if we operate as an OEM that uses GM engines as a key component of our power systems. Purchases of engines from GM are executed through purchase orders at prices listed in the pricing package under the general terms of sale that GM offers to its OEM customers.

Sales and Marketing; Value-Added Resellers; Distribution

Sales and Marketing; Value Added Resellers

We employ a direct sales and marketing approach to maintain maximum interface with, and service support for, our OEM customers. This direct interface incorporates our internal technical sales representatives. In Asia, we currently complement our direct OEM relationships with a local, independent sales and product support organization. This local sales and support organization provides the necessary knowledge of local customs and requirements, while also providing immediate sales assistance and customer support. In general, we engage third parties to provide local service and support functions for our power systems sold to our domestic OEM customers on a case by case basis, as necessary. Further, as required by our agreement with Perkins, we have also established a service and support network in our 12-state territory that provides various services to our customers that purchase power systems using Perkins engines, including warranty support, servicing of Perkins engines, technical support and parts support (including support for aftermarket parts).

In Europe, we enter into arrangements with third parties, pursuant to which these third parties resell our power systems (in some cases sold with add-on power system components) to European OEM customers. These value-added resellers also provide application and engineering support for these power systems sold in Europe. We currently sell our power systems to value-added resellers in Europe on a similar basis as our sales to our OEM customers. At any particular point in time, we are typically selling our power systems to between one and five value-added resellers in Europe.

Aftermarket Distribution

Our aftermarket and service parts distribution organization consist of three main sales and distribution programs:

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OEM Customers With an In-House, Spark-Ignited Product Service Parts Program: For our OEM customers that maintain their own service parts distribution and product support programs, we supply them with the information and component products required to support an effective global OEM customer service parts program.

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OEM Customers Without an In-House, Spark-Ignited Product Service Parts Program: For our OEM customers that do not maintain their own service parts distribution and product support programs, we maintain a web-based and internal sales-oriented global aftermarket and service parts distribution system for our spark-ignited product and ancillary components. Through this product support program that we provide on behalf of our OEM customers, we capitalize on market opportunities that exist outside of those associated with our OEM customer base.

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Perkins Diesel Service Parts Program: We provide Perkins diesel service parts through a network of established service and parts organizations located throughout our 12-state distributor territory, described further above under “Arrangements with Key Suppliers”.

Intellectual Property

Our business depends, in substantial part, upon our proprietary technology, processes, know-how and other confidential and proprietary information. In particular, we consider portions of our emission certification process to be confidential and proprietary trade secrets. In addition to putting our OEM customers’ engines through initial emission compliance testing, including durability testing, production line testing and field compliance audit testing, we also provide the tools, and perform sophisticated testing and other services, on these engines to comply with EPA and CARB requirements. As a result of the lengthy and technologically sophisticated testing we perform to revalidate these engines, we become the “manufacturer of record” for the emission-certified power system that is incorporated into our OEM customers’ equipment. As the manufacturer of record, we are responsible for compliance with regulations as they relate to our emission-certified power systems (as more fully discussed below under “Government Regulation”). We incur the costs of certification of our power systems, as well as the risk of making sure that these systems remain compliant. Additionally, we use technologically sophisticated development, testing, launching and other manufacturing processes in connection with the manufacturing of our power systems, as well as in coordinating design efforts with power system component suppliers.

In addition, many of the components we source from our suppliers and which are integrated into our power systems embody proprietary intellectual property of such suppliers. To a limited extent, we also license proprietary software, much of which is “off the shelf,” from third parties for use in our manufacturing processes, and we also license and rely upon third party technology included in our telematics tool. We rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights, as well as to protect the intellectual property rights of our suppliers and third party licensors. We do not currently own any material patents, but believe that the policies and safeguards we have in place, together with the costs associated with the development, testing, launch and marketing of competitive products, adequately protect our valuable trade secrets and other intellectual property rights.

Competition

We believe we are one of the few providers of comprehensive power systems to the industrial OEM market. However, the market for our products and related services is intensely competitive, subject to rapid change and sensitive to new product and service introductions and changes in technical requirements. Some competitors have longer operating histories, greater name recognition and greater financial and marketing resources. Competition in our markets may become more intense as additional companies enter them and as new technologies are adopted. Generally, we believe that the principal competitive factors for our business include the following:

•	Completeness and comprehensiveness of power systems;

•	Range of power systems employing a common technology platform;

•	Emissions regulation (EPA and CARB) compliance and certification;

•	Ease of installation;

•	Pricing and cost effectiveness;

•	Breadth of product offerings, including system power and fuel alternatives;

•	Ability to tailor power systems to specific customer needs;

•	Performance and quality; and

•	Customer support and service.

We believe that, with our current product lineup and our ongoing research and product development efforts, as well as our global procurement capabilities, we are able to compete effectively based on each of these factors.

Among our competitors are fuel system providers such as Westport Innovations, Inc., Fuel System Solutions and Woodward Governor, Inc. These companies supply engines and engine system componentry into the industrial OEM marketplace. However, we do not believe that any of the other fuel system providers with which we compete are able to provide the single assembly, integrated, comprehensive power systems that our OEM customers demand and that we provide on a cost-effective basis. Further, some of our competitors do not have the internal resources or capabilities to enable them to meet these customer requirements and, in their efforts to compete, sometimes rely upon third party logistic companies to fit and dress engine systems with specific engine parts and components which these competitors are unable to provide themselves. As a result of the changing environment of the marketplace, some fuel system providers have been forced into non-core competency areas and some have exited the marketplace entirely.

Other competitors have been automotive engine companies, but a number have ceased directly supplying power systems to industrial OEMs (although they continue to supply their standard engines and components to producers of power systems for this market). They have left this market primarily because production of emission-compliant and certified industrial engines is not in their core competency areas and because the changing regulations create difficulties for them, as engine life spans are short. More generally, we believe that the significant costs associated with developing and certifying emission-compliant power systems as applicable regulations change have led some companies to exit our markets and have deterred others from entering them.

Government Regulation

Our Products

Our Power Systems

Our power systems are subject to extensive statutory and regulatory requirements that directly or indirectly impose standards governing exhaust emissions and noise. Our power systems are subject to compliance with all current exhaust emissions standards imposed by the EPA, state regulatory agencies in the United States, including CARB, and other regulatory agencies around the world and established for power systems used in off-highway industrial equipment. EPA and CARB regulations imposed on engines used in industrial off-highway equipment generally serve to restrict exhaust emissions, with a primary focus on oxides of nitrogen, hydrocarbons and carbon monoxide. Exhaust emission regulations for engines used in off-highway industrial equipment vary based upon the use of the equipment into which the engine is incorporated (such as stationary power generation or mobile off-highway industrial equipment), and the type of fuel used to drive the power system. Further, applicable exhaust emission thresholds differ based upon the gross power of an engine used in industrial off-highway equipment.

The first EPA emissions regulations adopted for diesel engines, known as Tier 1, applied to diesel engines used in mobile off-highway applications in the U.S., and similar standards for diesel engines, known as Stage I regulations, were implemented thereafter in Europe. The EPA and applicable agencies in Europe have continued to develop emission regulations for diesel engines in the U.S. and Europe, respectively, and have adopted more restrictive standards, with Tier 3 and Stage III regulations currently in effect in the U.S. and Europe, respectively. Recently, the EPA adopted Tier 4 diesel emission requirements, applicable to non-road diesel engines used in industrial equipment. Similarly, Europe has adopted more restrictive standards under its Stage IV regulations. Tier 4 and Stage IV regulations call for reductions in levels of particulate matter and oxides of nitrogen (by approximately 90% from current levels in a majority of power categories under the Tier 4 requirements). The phase-in of Tier 4 regulations commenced for the smallest engines (based on horsepower) at the beginning of 2008, and the final phase-in of Tier 4 regulations for engines of all sizes will be completed in 2015. The phase-in of the Stage IV regulations will commence in 2014 and be completed in 2015. Because we do not sell diesel power systems in Europe, only the Tier 4 regulations will directly impact any of our power systems. With respect to our diesel power systems, Perkins/Caterpillar is responsible for the testing and other manufacturing processes associated with obtaining emission certification for its diesel engines (as well as making sure that these engines remain compliant) which are incorporated into our power systems and, accordingly, is the holder of the applicable regulatory emission certification. As a result, Perkins/Caterpillar is ultimately responsible for modifications to its engines necessary to meet these, and any future, emissions regulations. In part due to the anticipated larger footprint of these modified diesel engines, we will need to make corresponding adjustments to our power systems into which they will be integrated, including through the selection and design of componentry to be incorporated into these power systems.

The EPA and CARB have similarly adopted regulations to reduce pollutant exhaust emissions for spark-ignited engines used in off-road equipment. Similar to standards which apply to diesel engines, these regulations serve to reduce exhaust emissions of hydrocarbon, oxides of nitrogen and carbon monoxide for engines of varying powers and industrial equipment applications. The EPA and CARB further enhanced existing emission regulations, including in 2007 and 2010, by amending existing emission standards and test procedures for large spark-ignited off-road engines, which are engines rated at 25 horsepower or greater, by further restricting exhaust emissions of hydrocarbon, oxides of nitrogen and carbon monoxide.

All of our emission-certified power systems meet existing exhaust emission standards of the EPA and CARB. Failure to comply with these standards could result in adverse effects on our future financial results.

The initial and on-going certification requirements vary by power system application. The process for certain of our exhaust emission certifications is described below.

Pursuant to the regulations of the EPA and CARB, we are presently required to obtain emission compliance certification from the EPA and CARB to sell our power systems generally throughout the United States and in California. The emission compliance and certification process begins with the planning and development of a base fuel and emission control system technology, which may be used as a platform that can be applied to the range of power systems requiring certification. The development of this platform generally begins approximately 18 months prior to the onset of the exhaust emission standard implementation date. A complete fuel and emission controls system platform is comprised of fuel handling, trimming and transport components, electronic engine controller, sensors and exhaust after-treatment technology. The process involves developing the system to meet the requirements of the environmental regulatory agencies, as well as industry expected quality standards and other commercial expectations, all at a cost that will allow us to sell our power system at a competitive market price.

After the base technology has been developed, the next step in the certification process is long-term emission durability testing. This testing involves configuring an engine and testing it for the regulated emission useful life as established by the regulatory agencies. Currently, this useful life is 5,000 hours of use. The test is conducted by installing a power system on a dynamometer, a machine that measures power, and testing its exhaust emissions at zero hours (when an engine produces stabilized emissions at an undeteriorated emission level) and then every 500 hours over a regulatory specified test cycle for the complete useful life. The deterioration of emissions (in other words, the change in emissions from zero hour to the end of an engine’s useful life) is established by this test which takes approximately six to nine months to complete. Applicable regulations require a manufacturer of record to predict emission levels at the end of the engine’s useful life. Accordingly, we develop the base technology and system to ensure that the end of useful life requirements will be met, as the lead time between the issuance of the new regulations and the effective date does not allow for multiple testing due to a failure in the development process. Regulatory agencies require that tests be repeated in the event of a test failure. Accordingly, anticipated results are thoroughly modeled during the base technology and system development program.

After the base system technology has been developed and while the emission deterioration factor testing is in process, the development of the application technology commences. Application technology involves the development and sourcing of brackets, adapters, exhaust after-treatment packaging, wiring and other ancillary systems of the comprehensive power system based, in part, on specifications of our customers. During this work, we take efforts to strictly adhere to guidelines established during base fuel and emission control system development. Once this work is complete, a model from each certified category of power systems is calibrated and tested for zero hour exhaust emissions in order to submit for exhaust emission certificates from the regulatory agencies. The process involves the creation of designs, testing of prototype samples, release of final design, development of tooled components and ultimately the zero hour exhaust emission testing.

When the deterioration factor testing and zero hour testing are complete, the applications for emission certification are prepared, as applicable, for the respective power systems and filed with appropriate regulatory agencies. The application process differs between regulatory agencies. The required documentation must be meticulously completed and the filing requirements for each applicable power system must be fully satisfied for the application to be successfully accepted by the agencies; that process may take several weeks to complete. Once an application is filed, the regulatory agencies can take up to 90 days per power system to review and respond to the application, which often includes requests for additional information. Once an application is approved, an emission certificate is valid for 12 months (usually in conjunction with a calendar year). Each certification is renewed annually. Certified power systems cannot be sold without approved certificates from applicable regulatory agencies. Failure to perform and submit the required periodic compliance testing would result in the termination of the power system certification.

Once a power system is certified, regulatory agencies impose ongoing compliance requirements on us, which include our testing newly produced power systems on a regular quarterly schedule to ensure compliance with applicable regulations. In addition, there are field audit requirements, which require the removal of power systems from service at specified stages of their useful lives to perform confirmatory exhaust emissions testing.

Our Telematics Tool

We are also subject to various laws and regulations relating to our telematics tool and connected asset services. Among other things, wireless transceiver products are required to be certified by the Federal Communications Commission and comparable authorities in foreign countries where they are sold. We currently maintain applicable certifications from governmental agencies in each of the jurisdictions in which our telematics tool is required to be so certified.

Our Operations

Our operations are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with such laws and regulations in the future. Any failure to comply with these laws or regulations could have a material adverse effect upon our ability to do business.

Properties

We operate within approximately an aggregate of 420,000 square feet of space in four facilities three of which are located in the Chicago, Illinois area. The following table lists the location of each of our three facilities significant to our business (one of which we own, and the others of which are leased by us), that facility’s principal use, the approximate square footage of that facility, and the current lease expiration date (to the extent applicable):

Location	Principal Use	Square Footage	Lease Expiration
Wood Dale, Illinois	Research & Development	42,000	Owned
Wood Dale, Illinois	Executive Offices; Production; Warehousing & Distribution; Sales Support	261,000	July 31, 2018
Wood Dale, Illinois	Corporate Offices; Finance; Human Resources; Production Warehousing	116,000	July 31, 2018

The facilities collectively house our manufacturing operations. As noted above, we have expanded the square footage in which we operate and believe our newly expanded facilities are adequate to meet our current and future needs.

Employees

As of April 30, 2013, our workforce consisted of approximately 368 persons, including approximately 132 full-time employees, as well as members of our production team whose services we obtain through an arrangement with a professional employer organization and other individuals whose services we obtain through a temporary employment agency. Of these persons, approximately 34 were in Product Development and Emissions Compliance, 21 were in Sales, 16 were in Customer Support Engineering, Quality and Service, 28 were in Executive Management and Finance, 33 were in Operations Management and approximately 236 were in Production. In addition, Product Development and Engineering supplements fluctuating demands for resources through external design and drafting outsourcing services located in India, and Asian sales and procurement activities are supported through an external dedicated outsourced service organization located in Asia.

None of the members of our workforce are represented by a union or covered by a collective bargaining agreement. We believe we have a good relationship with the members of our workforce.

Legal Proceedings

From time to time, in the normal course of business, we are a party to various legal proceedings. We do not currently expect that any currently pending proceedings will have a material adverse effect on our business, results of operations, financial condition or cash flows.

Management

The following table sets forth information concerning our executive officers and directors, including their ages and their position(s) with us and, with respect to our directors, the expiration of their current terms. For purposes of the discussion below, unless the context otherwise requires, “we,” “our,” “us,” “our company” and similar expressions used in this section refer to The W Group prior to the closing of the reverse recapitalization on April 29, 2011, and Power Solutions International, Inc. (f/k/a Format, Inc.), as successor to the business of The W Group, following the closing of the reverse recapitalization. In other words, references below to service on our board of directors or as one of our executive officers prior to the reverse recapitalization means service on the board of directors, or as an executive officer, as applicable, of The W Group.

Name	Position	Age	Executive Officer Since		Director Since		Term Expires
Gary Winemaster	Chairman of the Board, Chief Executive Officer and President	55	2001	(1)	2001	(3)	2013
Eric Cohen	Chief Operating Officer	44	2012	(2)	N/A		N/A
Daniel Gorey	Chief Financial Officer	61	2012	(2)	N/A		N/A
Kenneth Winemaster	Senior Vice President and Secretary	49	2001	(1)	N/A		N/A
Kenneth Landini	Director	56	N/A		2001	(3)	2013
H. Samuel Greenawalt	Director	84	N/A		2001	(3)	2013
Jay J. Hansen	Director	49	N/A		2011		2013
Mary Vogt	Director	56	N/A		2011		2013

(1)	Includes service as an executive officer of The W Group, our wholly-owned subsidiary through which we now operate our business, through the consummation of the reverse recapitalization, and service as an executive officer of Power Solutions International, Inc., a Nevada corporation, through the consummation of the migratory merger.
(2)	Effective April 9, 2012, Eric Cohen was appointed to the position of Chief Operating Officer and Daniel Gorey was appointed to the position of Chief Financial Officer.
(3)	Includes service as a member of the board of The W Group through the consummation of the reverse recapitalization and service as a member of the board of directors of Power Solutions International, Inc. a Nevada corporation, through the consummation of the migratory merger.

Executive Officers/Directors

The following information pertains to our executive officers who also serve as directors, their principal occupations, and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Gary Winemaster has served as our Chief Executive Officer and President and as a director since 2001, and served as the Chief Executive Officer and President of Power Great Lakes (which, prior to the incorporation of our company in 2001, was the parent operating company of our business, and is currently a wholly-owned subsidiary) from 1992 until our incorporation in 2001. In connection with the reverse recapitalization, Mr. Winemaster was also appointed as the Chairman of the Board. Mr. Winemaster is a co-founder of our company, and has played a significant role in developing and expanding our presence as a distributor of alternative fuel spark-ignited and diesel power systems. Prior to serving in his role as Chief Executive Officer and President of our company and of Power Great Lakes, Mr. Winemaster served as the Vice President of Sales for Power Great Lakes. Prior to founding our company, Mr. Winemaster worked in sales management for the European operations, with territory responsibility for the German, Scandinavian and Benelux markets, of Guardian Industries, a United States glass manufacturer. Mr. Winemaster holds a Bachelor of Science degree from the Wharton School at the University of Pennsylvania.

Non-Director Executive Officers

Eric Cohen has served as our Chief Operating Officer since April 2012. From January of 2011 through March of 2012, Mr. Cohen served as the President of Power Plant Services, a manufacturer of standard and custom aftermarket parts for turbines, generators, valves and coal handling equipment. From 2004 through 2010, Mr. Cohen was a managing partner of WHI Capital Partners, a Chicago-based private equity firm that invests in mid-size companies. Mr. Cohen earned a mechanical engineering degree from the University of Wisconsin and an MBA from Harvard Business School.

Daniel Gorey has served as our Chief Financial Officer since April, 2012, and served as our Senior Vice President of Finance from July 2011 to April 2012. Before joining the company, Mr. Gorey served as the Chief Financial Officer and on the board of directors of Quixote Corporation, a publicly-traded provider of highway crash safety systems. Mr. Gorey joined Quixote Corporation in 1985, and served as its chief financial officer from 1995 until February 2010. From March 2010 until he joined the company, Mr. Gorey was an independent financial consultant. Mr. Gorey also serves on the board of directors of American Roller Company, a privately-held manufacturer of industrial rollers. Mr. Gorey earned a Bachelor of Science degree in Accounting from the University of Illinois and is a certified public accountant.

Kenneth Winemaster has served as our Senior Vice President and Secretary since 2001, and served as a director from 2001 through November 21, 2011. Mr. Winemaster has primary responsibility for our relationships and operations with Caterpillar and Perkins. Mr. Winemaster has expertise in raw material procurement, assembly and shipping.

Other Directors

The following information pertains to our non-employee directors, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

H. Samuel Greenawalt has served as a director since 2001. Mr. Greenawalt has over 50 years of experience in the banking industry. Over the past 25 years, Mr. Greenawalt has served an instrumental advisory role in helping us achieve our growth initiatives and address our financial requirements. Since 2000, Mr. Greenawalt has served as a vice president of Sulfo Technologies, LLC, an automotive component service-provider, for which Mr. Greenawalt is also a partner and owner. From 1959 to 1995, Mr. Greenawalt served as executive vice president at Michigan National Bank, a mid-sized Midwestern bank. Mr. Greenawalt has served as a director of Williams Controls, Inc., a publicly held manufacturer of electronic throttle controls for commercial vehicles, since 1993 and currently serves as the chairman of the audit committee and as a member of the governance and nominating committee of the board of directors of Williams Controls. Mr. Greenawalt holds a Bachelor of Science degree from the Wharton School at the University of Pennsylvania, and is a graduate of the University of Wisconsin Banking School.

Our board of directors believes that Mr. Greenawalt should serve as a director because of his experience on the board of directors of another public company, which our board of directors believes is beneficial to us as we move forward as a public company, as well as Mr. Greenawalt’s relevant business experience and his extensive financial expertise, which he has acquired through his years of experience in the banking industry.

Kenneth Landini has served as a director since 2001 and assisted in the development and growth of the business of our company since 1985. Mr. Landini previously served as the Vice President of Finance for our subsidiary, Power Great Lakes, Inc., from December 1985 to March 1988, and assisted us in establishing distributor relationships and expanding the territories into which we provide our power systems. Mr. Landini is a partner and co-founder of Landini, Reed & Dawson, P.C., a certified public accounting and consulting firm in southeastern Michigan, which was established in 1988. Mr. Landini has served as a certified public accountant for Landini, Reed & Dawson, P.C. since its inception. Mr. Landini holds a Bachelor of Arts degree from Albion College and is a licensed certified public accountant in the state of Michigan.

Our board of directors believes that Mr. Landini should serve as a director because of his significant knowledge of our industry, his prior experience with our business and his financial expertise.

Jay Hansen has served as a director since 2011. Mr. Hansen is the co-founder of O2 Investment Partners, LLC, a private equity investment group focusing on small and middle market manufacturing, niche distribution, select service and technology businesses, and has served as the President of O2 Investment Partners, LLC since 2010. Prior to forming O2 Investment Partners, LLC, Mr. Hansen provided consulting services in the financial and manufacturing industries. From May 2003 through February 2006, Mr. Hansen served as the Vice President and Chief Financial Officer, and in 2006 he served as the Chief Operating Officer, of Noble International, Ltd., a publicly traded supplier of automotive parts, component assemblies and value-added services to the automotive industry. Mr. Hansen holds a Bachelor of Science degree in Economics from the Wharton School at the University of Pennsylvania. Since 2005, Mr. Hansen has served as a member of the board of directors, and as the chairman of the audit committee thereof, of Flagstar Bancorp, a publicly held savings and loan holding company.

Our board of directors believes that Mr. Hansen should serve as a director because of his experience on the board of directors of another public company, which our board of directors believes is beneficial to us as we move forward as a public company, as well as Mr. Hansen’s significant knowledge of our industry and relevant business and financial expertise, which is important as our board of directors exercises its oversight responsibility regarding the quality and integrity of our accounting and financial reporting processes and the auditing of our financial statements.

Mary Vogt has served as a director since 2011. Ms. Vogt has served as the President of Home Access Health Corporation, a medical device manufacturer and specialty laboratory serving the disease management, wellness, managed care and consumer markets with its suite of laboratory self-testing products, since 2008, and served as the Chief Financial Officer of Home Access from 2003 to 2008. From 1999 to 2003, Ms. Vogt served as an independent consultant assisting businesses in the manufacturing and e-commerce industries. Ms. Vogt also served, from 1995 to 1998, as the worldwide director of internal audit for the Leo Burnett Company, a full-service, multi-national advertising and marketing firm, and, from 1992 to 1995, as the Treasurer for Harley-Davidson Financial Services, a subsidiary of Harley-Davidson, Inc. and provider of wholesale and retail financing and insurance and insurance-related programs primarily to Harley-Davidson dealers and their retail customers. Ms. Vogt holds a degree in Economics and Management from Albion College.

Our board of directors believes that Ms. Vogt should serve as a director because of her relevant business experience and knowledge of our industry, as well as her financial expertise, which is important as our board of directors exercises its oversight responsibility regarding the quality and integrity of our accounting and financial reporting processes and the auditing of our financial statements.

Terms of Office

Our board of directors consists of five directors. Each director will continue to serve as a director until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Family Relationships

Gary Winemaster, our Chairman of the Board, Chief Executive Officer and President, and Kenneth Winemaster, our Senior Vice President and Secretary, are brothers. There are no other family relationships among the members of our board of directors or our executive officers.

Corporate Governance

As we are listed on The NASDAQ Capital Market, we are subject to the applicable independence requirements for directors of The NASDAQ Stock Market. Our board of directors has determined that Mr. H. Samuel Greenawalt, Mr. Jay Hansen and Ms. Mary Vogt are each a non-employee director who meets the applicable independence requirements for directors of The NASDAQ Stock Market.

Our board of directors has adopted the following corporate governance documents:

•

Corporate Governance Guidelines. Our Corporate Governance Guidelines address, among other things, our board’s composition, qualifications and responsibilities, independence of directors, stock ownership guidelines, director compensation and communications between stockholders and our directors.

•	Audit Committee Charter. The charter for our Audit Committee addresses, among other things, the purpose, organization and responsibilities of our Audit Committee.

•	Compensation Committee Charter. The charter for our Compensation Committee addresses, among other things, the purpose, organization and responsibilities of our Compensation Committee.

•

Code of Ethics for Principal and Senior Financial Officers. Our Code of Ethics for Principal and Senior Financial Officers articulates standards of business and professional ethics applicable to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President of Finance and all other senior financial officers of our company. This Code functions as our “code of ethics for senior financial officers” under Section 406 of the Sarbanes-Oxley Act of 2002 and our “code of ethics” within the meaning of Item 406 of Regulation S-K.

•

Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics applies to all of the members of our board of directors, our officers and our employees and strives to ensure that all such individuals observe the highest standards of ethics in the conduct of our business, avoiding even the appearance of impropriety and conduct themselves with the highest regard and respect for others.

The full text of the Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, our Code of Ethics for Principal and Senior Financial Officers and our Code of Business Conduct and Ethics are all available in full text on our website at www.psiengines.com in the “Corporate Governance” section. We will describe on our website any amendments to or waivers from provisions of our Code of Ethics for Principal and Senior Financial Officers.

Executive Compensation

The table below summarizes the compensation earned for the fiscal years indicated for services rendered to our company, in all capacities, by (i) our Chairman of the Board, Chief Executive Officer and President, and (ii) our four other executive officers as of the end of our last fiscal year (collectively, the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards		All Other Compensation		Total
Gary Winemaster	2012	$540,000	$—	$—		$54,805		$594,805
Chairman of the Board, Chief Executive Officer and President	2011	500,000	—	—		52,407		552,407

Eric Cohen	2012	350,000	262,500	1,800,000	(1)	—		2,412,500	(2)
Chief Operating Officer

Daniel Gorey	2012	199,375	75,000	—		—		350,000	(3)
Chief Financial Officer

Thomas Somodi	2012	500,000	—	—		—		500,000	(4)
Chief Strategy Officer	2011	500,000	—	—		29,319	(5)	529,319

Kenneth Winemaster	2012	272,500	—	—		35,233		307,733
Senior Vice President and Secretary	2011	250,000	—	—		35,102		285,102

(1)	On June 6, 2012, the Compensation Committee approved, and we granted, a stock appreciation right (“SAR”) to Mr. Cohen pursuant to our 2012 Incentive Compensation Plan and a Stock Appreciation Rights Award Agreement. The SAR granted to Mr. Cohen covers an aggregate of 543,872 shares of our common stock and is exercisable only in whole shares at a price per share of $22.07. The SAR granted to Mr. Cohen will vest and become exercisable ratably on each of the first three anniversaries of the grant date. However, the SAR will not become exercisable until the date that is the last of seven valuation dates (as defined within the SAR award agreement) within any period of ten of fewer consecutive valuation dates that commence after May 30, 2012, and prior to May 30, 2022, on each of which the market value per share of our common stock is at least $22.07. Please see the disclosure of assumptions made in the valuation of the SAR included in Note 10 of the Notes to Audited Financial Statements of the company included elsewhere in this prospectus “2012 Incentive compensation plan — SAR Award Agreement.”
(2)	Reflects Mr. Cohen’s 2012 compensation from April 9, 2012, the date he was appointed by the Board of Directors to the position of Chief Operating Officer.
(3)	Daniel Gorey was appointed to the position of Chief Financial Officer by the Board of Directors on April 9, 2012. His compensation for 2012 reflects compensation for his service as Chief Financial Officer from April 9, 2012 until December 31, 2012.
(4)	Thomas Somodi became Chief Strategy Officer of the company on April 9, 2012. Mr. Somodi’s compensation for 2012 reflects his positions as Chief Operating Officer and Chief Financial Officer until April 9, 2012 and his position as Chief Strategy Officer from April 9, 2012 until December 31, 2012. Mr. Somodi retired from the company effective January 1, 2013.
(5)	All Other Compensation for Mr. Somodi included $29,319 of professional fees reimbursed in connection with the negotiation of his employment agreement.

Outstanding Equity Awards at 2012 Fiscal Year-End

The table below presents information relating to the SAR granted to Mr. Cohen in 2012. No other awards have been granted, and accordingly no other awards were outstanding at December 31, 2012, under our 2012 Incentive Compensation Plan, our only equity incentive plan.

Option Awards
Name	Date of Grant		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price		Option Expiration Date
Gary Winemaster	—		—	—		—		—
Eric Cohen(1)	6/6/2012	(1)	—	543,872	(1)	$22.07	(1)	6/10/2022	(1)
Daniel Gorey	—		—	—		—		—
Thomas Somodi	—		—	—		—		—
Kenneth Winemaster	—		—	—		—		—

(1)	See Note 1 to the Summary Compensation Table above for information relating to the SAR granted to Mr. Cohen in 2012.

2012 Incentive Compensation Plan

On May 30, 2012, the Board of Directors of the company approved and adopted our 2012 Incentive Compensation Plan (the “2012 Plan”), and the 2012 Plan was approved by a majority of our stockholders at the annual meeting held on August 29, 2012. Under the 2012 Plan, the 830,925 shares of our common stock currently held in treasury are available for awards pursuant to the 2012 Plan. The 2012 Plan is administered by the Compensation Committee of the Board of Directors, which consists only of independent, non-employee directors.

The 2012 Plan is a broad-based plan which allows for a variety of different types of awards, including (but not limited to) non-qualified options, incentive stock options, SAR, restricted stock, deferred stock and performance units, to be made to our executive officers, employees, consultants and directors. The 2012 Plan is intended to assist us in attracting and retaining exceptionally qualified employees, consultants and directors to support the sustained progress, growth and profitability of the company.

The SAR granted to Mr. Cohen currently covers 543,872 of the shares of our common stock issuable pursuant to the 2012 Plan, and 287,053 shares of our common stock are currently available for future issuance under the 2012 Plan. In the near future, we may seek to increase the number of shares available for awards pursuant to 2012 Plan.

Employment Agreements

We entered into an employment agreement with Mr. Somodi, dated April 29, 2011 and effective as of January 1, 2011. This employment agreement expired on December 31, 2012, and provided for an annual base salary of $500,000 in each of calendar years 2011 and 2012. Pursuant to the employment agreement, Mr. Somodi was further (1) eligible for a bonus for each of calendar years 2011 and 2012, as determined in the discretion of our board of directors, and (2) eligible for equity compensation under any equity plan established and maintained by us. Mr. Somodi retired effective January 1, 2013 as an executive officer and employee of the company. Pursuant to the employment agreement, Mr. Somodi is eligible for continued coverage under our health benefit plans, provided that Mr. Somodi reimburses us for the cost of any such continued coverage.

Mr. Cohen entered into an employment agreement with us dated June 6, 2012. The employment agreement expires on April 1, 2016; however, it automatically renews for an additional one-year period unless either the company or Mr. Cohen notifies the other party in writing of the intention not to renew the employment agreement by no later than January 2, 2016. The employment agreement provides for an annual base salary of $350,000, subject to increase from time to time, and a discretionary annual bonus, to be paid at the discretion of the Board of Directors of the company. In addition, as contemplated by the employment agreement Mr. Cohen was granted a stock appreciation right pursuant to the 2012 Plan whereby Mr. Cohen has the right to receive, when exercised, in accordance with the terms and conditions of the agreement pursuant to which the stock appreciation right was granted, 543,872 shares of common stock of the company, par value $0.001 per share, with a strike price of $22.07.

In the event that Mr. Cohen’s employment is terminated by us without Cause (as defined in the employment agreement) during the employment term, he will be entitled to receive, among other things, (i) continued payments of his base salary for 12 months and (ii) an amount equal to the annual bonus earned by Mr. Cohen in the prior period, pro-rated for the number of calendar days of the current period during which Mr. Cohen was employed by the company or its subsidiaries. The employment agreement also restricts Mr. Cohen from competing with the company during the term of the agreement and for 18 months after termination of his employment with the company, and restricts Mr. Cohen from soliciting our customers or employees during the term of the agreement and for 24 months after termination of his employment with us.

Potential Payments Upon Termination or Change-in-Control

Prior to the reverse recapitalization, The W Group paid premiums for life insurance policies on the lives of each of Messrs. Somodi, Gary Winemaster and Kenneth Winemaster. However, no amounts are presented below for any of our executive officers other than Thomas Somodi, as Gary Winemaster and Kenneth Winemaster have historically funded premiums for such life insurance policies out of their respective base salaries. Further, pursuant to our employment agreement with Mr. Somodi entered into in connection with the closing of the reverse recapitalization, Mr. Somodi was entitled to certain payments upon termination of his employment. See “— Employment Agreements” above for a description of payments to which Mr. Somodi was entitled pursuant to his employment agreement. Finally, pursuant to our employment agreement with Eric Cohen entered into on June 6, 2012, Mr. Cohen is entitled to certain payments upon termination of his employment. See “— Employment Agreements” above for a description of the payments to which Mr. Cohen is entitled pursuant to his employment agreement. Other than these arrangements, we currently do not have any compensatory plans or arrangements that provide for any payments or benefits upon the resignation, retirement or any other termination of any of our current executive officers, as the result of a change in control, or from a change in any executive officer’s responsibilities following a change in control.

The table below provides a quantitative analysis of the amount of compensation payable to each of Messrs. Cohen and Somodi in each situation involving a termination of employment, assuming that each had occurred as of December 31, 2012.

Name and Benefit (1)	Termination w/o Cause (2)	Termination with Cause (3)
Thomas Somodi	$500,000	—
Eric Cohen	$350,000	$—

Total	$850,000	$—

(1)	Benefit equates to the base salary of the respective employee.
(2)	All amounts presented were determined in accordance with the employment agreements of Mr. Somodi and Mr. Cohen and assume that Mr. Somodi or Mr. Cohen, as applicable, executed and delivered a general release in favor of us.
(3)	In the event Messrs. Cohen’s or Somodi’s employment was terminated for “Cause,” we would have no further obligations with respect to Messrs. Cohen’s or Somodi’s employment (except for the payment of any base salary accrued through the date on which Mr. Cohen’s or Mr. Somodi’s employment was terminated).

Director Compensation

During fiscal 2012, no directors who were employees of our company were entitled to receive any compensation for serving as members of our board of directors, other than an annual retainer. In 2012, we adopted a new program for director compensation which entitles each non-employee director to receive an annual retainer of $30,000 for their service on the board of directors. In addition, pursuant to our 2012 Plan, equity awards may be granted to our non-employee directors under such plan. Pursuant to these new compensation policies, we will not pay additional compensation to our executive officers for their services as directors. The table below summarizes the compensation earned by each non-employee director for service on our board of directors for the last fiscal year.

Name	Fees Earned or Paid in Cash	All Other Compensation		Total
H. Samuel Greenawalt	$17,275	$12,725	(1)	$30,000
Kenneth Landini	$30,000	—		$30,000
Jay Hansen	$30,000	—		$30,000
Mary Vogt	$30,000	—		$30,000

(1)	This amount consists of expenses related to use of an automobile for H. Samuel Greenawalt, which was provided in lieu of a portion of his annual retainer.

Principal and Selling Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of June 7, 2013, by the following individuals or groups: (1) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each of our directors, (3) each of our named executive officers, (4) all of our directors and executive officers as a group and (5) each selling stockholder.

Unless otherwise indicated, to our knowledge, each person listed below has sole dispositive and voting power with respect to the shares of our common stock shown below as beneficially owned by such person, except to the extent authority is shared by spouses under applicable law and except for the shares of our common stock set forth next to our directors and executive officers listed as a group. Beneficial ownership and percentage have been determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to the securities. The information is not necessarily indicative of beneficial ownership for any other purpose.

Beneficial ownership of our common stock is based on 9,272,871 shares of common stock outstanding as of June 7, 2013, and excludes, as of June 7, 2013: (i) 541,668 shares of our common stock issuable upon the exercise of warrants at a weighted average exercise price of $13.00 per share; (ii) 543,872 shares of our common stock currently held in treasury that are underlying a stock appreciation right with a strike price of $22.07 issued pursuant to our 2012 Incentive Compensation Plan; and (iii) 287,053 shares of our common stock currently held in treasury and available for future awards pursuant to our 2012 Incentive Compensation Plan. Beneficial ownership of our common stock after this offering is presented assuming (A) the underwriters do not exercise their over-allotment option and (B) the underwriters exercise their over-allotment option in full.

	Beneficial Ownership Prior to this Offering		Shares of Common Stock Being Offered		Beneficial Ownership After this Offering
Name and Address of Beneficial Owner (1)			Without Over- Allotment Shares	With Over- Allotment Shares	Without Over- Allotment Shares	Without Over- Allotment %	With Over- Allotment Shares	With Over- Allotment %

	Shares	%
Gary Winemaster (2)(3)	4,345,500	46.86%	350,000	477,500	3,995,500	38.89%	3,868,000	37.67%
Thomas Somodi (3)	—	—	—	—	—	—	—	—
Eric Cohen	—	—	—	—	—	—	—	—
Dan Gorey	—	—	—	—	—	—	—	—
Kenneth Winemaster (4)	2,658,045	28.66%	350,000	477,500	2,308,045	22.47%	2,180,545	21.23%
Kenneth Landini	23,168	*	—	—	23,168	*	23,168	*
H. Samuel Greenawalt	6,500	*	—	—	6,500	*	6,500	*
Jay Hansen	—	—	—	—	—	—	—	—
Mary Vogt	—	—	—	—	—	—	—	—
Austin W. Marxe and David M. Greenhouse (5)	881,365	9.21%	—	—	881,365	8.34%	881,365	8.34%
All directors and executive officers as a group (8 persons)	7,033,213	75.85%	700,000	955,000	6,333,213	61.65%	6,078,213	59.17%

*	Denotes beneficial ownership of less than one percent
(1)	Unless otherwise indicated, the address of each person or entity is c/o Power Solutions International, Inc., 201 Mittel Drive, Wood Dale, IL 60191.
(2)	For more information on Gary Winemaster and his positions and other material relationships with the Company, please see “Management,” “Executive Compensation” and “Certain Relationships and Related Party Transactions.” Of the shares beneficially owned by Gary Winemaster, 100,000 shares are pledged as collateral to secure a personal loan.
(3)

The shares beneficially owned do not reflect that Gary Winemaster may be required to transfer up to 337,590 shares of our common stock that he owns to Mr. Somodi upon our achievement of certain values per share of our common stock milestones set forth in the purchase and sale agreement between Mr. Somodi and

Mr. Winemaster (all of which common stock milestones have been satisfied). For additional detail regarding the purchase and sale agreement between Mr. Somodi and Mr. Winemaster (including as to Mr. Winemaster’s current obligations thereunder to Mr. Somodi), please see “Certain Relationships and Related Party Transactions — Purchase and Sale Transaction” below.
(4)	For more information on Kenneth Winemaster and his positions and other material relationships with the Company, please see “Management,” “Executive Compensation” and “Certain Relationships and Related Party Transactions.” Of the shares beneficially owned by Kenneth Winemaster, 100,000 shares are pledged as collateral to secure a personal loan.
(5)	MGP Advisers Limited Partnership (“MGP”) is the general partner of the Special Situations Fund III QP, L.P. (“SSF III”). AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (“SSF Cayman”) and the investment adviser to SSF III and the Special Situations Private Equity Fund, L.P. (“SSF PE”). Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. The address for Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022. The shares beneficially owned include (i) 204,167 shares of our common stock issuable upon exercise of warrants held by SSF III, (ii) 58,333 shares of our common stock issuable upon exercise of warrants held by SSF Cayman and (iii) 29,167 shares of our common stock issuable upon exercise of warrants held by SSF PE.

Certain Relationships and Related Party Transactions

Transactions discussed in this section may relate to The W Group and its consolidated subsidiaries, collectively, prior to the closing of the reverse recapitalization transaction on April 29, 2011, Power Solutions International, Inc. (f/k/a Format, Inc.), a Nevada corporation, as successor to the business of The W Group, and its consolidated subsidiaries, collectively, following the closing of the reverse recapitalization transaction, and Power Solutions International, Inc., a Delaware corporation, as the surviving corporation of the migratory merger, following the consummation of the migratory merger on August 26, 2011.

Reverse Recapitalization Transaction

On April 29, 2011, The W Group completed the reverse recapitalization transaction with Format (which was renamed Power Solutions International, Inc.), in which PSI Merger Sub, Inc., newly-created as a wholly-owned subsidiary of Format, merged with and into The W Group, and The W Group remained as the surviving corporation of the merger. As a result, The W Group became a wholly-owned subsidiary of Power Solutions International, Inc. The reverse recapitalization transaction was consummated under Delaware corporate law pursuant to an agreement and plan of merger, dated as of April 29, 2011. All of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group (Gary Winemaster, Kenneth Winemaster and Thomas Somodi, then serving as our Chief Executive Officer, President and Chairman of the Board, our Senior Vice President and Secretary and our Chief Operating Officer and Chief Financial Officer, respectively) at the closing of the reverse recapitalization transaction converted into, and Power Solutions International, Inc. issued to the three stockholders of The W Group, an aggregate of 10,000,000 shares of our common stock and 95,960.90289 shares of preferred stock (5,500,000 shares of common stock and 52,778.49712 shares of preferred stock for Gary Winemaster, 3,500,000 shares of common stock and 33,586.31575 shares of preferred stock for Kenneth Winemaster and 1,000,000 shares of common stock and 9,596.09002 shares of preferred stock for Thomas Somodi). These shares collectively represented a substantial majority of the shares of common stock and shares of preferred stock outstanding immediately following the consummation of the reverse recapitalization transaction.

Additionally, following the closing of the reverse recapitalization, on May 2, 2011, each of Gary Winemaster and Kenneth Winemaster transferred 295.008 shares of preferred stock (representing an aggregate of 590.016 shares of preferred stock) as a gift to Kenneth Landini, a member of our board of directors. These 590.016 shares of preferred stock converted into an aggregate of 49,168 shares of our common stock upon the consummation of the reverse split. Pursuant to various transactions between August 22, 2012 and December 12, 2012, including a private sale to H. Samuel Greenawalt, several open market purchases and sales made under a 10b5-1 plan, Mr. Landini sold 26,000 shares of common stock.

The terms of the reverse recapitalization transaction (including the number of shares of common stock and preferred stock to be issued to the former stockholders of The W Group), the repurchase of common stock from Ryan and Michelle Neely and related transactions, were determined through arms-length negotiations among the applicable parties. The W Group did not conduct a valuation of Format or its equity, nor did Format conduct a valuation of The W Group and its subsidiaries or their business.

The board of directors of Format (consisting solely of Ryan Neely) evaluated the terms of the reverse recapitalization transaction, the stock repurchase transaction, the private placement, the reverse split, the migratory merger and the other transactions entered into in connection with the reverse recapitalization transaction, including the transaction agreements contemplated to be entered into to effectuate these transactions, as well as the other documents and other instruments contemplated by those agreements. After considering a number of factors, including (1) historical information and projections concerning Format’s business, financial performance and condition, operations, management and competitive position; and (2) its belief that the terms of the merger agreement and the other transaction documents, including the parties representations, warranties and covenants, and the conditions to their respective obligations, were reasonable, the board of directors of Format determined that the reverse recapitalization, the stock repurchase transaction, the private placement, the reverse split, the migratory merger and other related transactions and the terms thereof were advisable and in the best interests of Format’s stockholders (including the stockholders of Format whose shares of common stock were not subject to repurchase in the stock repurchase transaction).

Purchase and Sale Transaction

The W Group and Thomas Somodi, who previously served as its Chief Operating Officer and Chief Financial Officer, previously entered into (1) a subscription agreement, dated as of April 16, 2005, as amended by the amendment to subscription agreement, effective as of January 1, 2008, and (2) an employment agreement, dated as of April 16, 2005, as amended by the amendment to employment agreement, effective as of January 1, 2008. See “Executive Compensation — Employment Agreements” for a description of this employment agreement between Mr. Somodi and The W Group. Pursuant to the subscription agreement entered into with Mr. Somodi, Mr. Somodi acquired shares of common stock of The W Group, which represented 10% of the issued and outstanding shares of common stock of The W Group as of the date of such agreement and immediately prior to the closing of the reverse recapitalization, and the subscription agreement provided that, upon any issuance or change in the structure of capital stock, The W Group would make an equitable adjustment to the shares held by Mr. Somodi so that Mr. Somodi would maintain an interest equal to 10% of the fully-diluted capital stock of The W Group. The subscription agreement further provided (1) Mr. Somodi with the right to require The W Group to purchase his shares, and (2) The W Group with the right to require Mr. Somodi to sell his shares to The W Group, upon The W Group’s achievement of certain thresholds relating to the valuation of The W Group. Also, pursuant to the subscription agreement, Mr. Somodi agreed to sell his shares, if requested by The W Group, to a third party in connection with a sale of The W Group.

Pursuant to the purchase and sale agreement between Gary Winemaster and Thomas Somodi, entered into on April 28, 2011 and effective on the closing of the reverse recapitalization, Gary Winemaster agreed to purchase from Mr. Somodi, and Mr. Somodi agreed to sell to Mr. Winemaster, 1,000,000 shares of our common stock and 9,596.09002 shares of preferred stock (which converted into an aggregate of 830,925 shares of our common stock upon the consummation of the reverse split), representing all of the shares of our common stock and the preferred stock acquired by Mr. Somodi in the reverse recapitalization, at an initial closing to occur within 150 days (changed from 90 days and subsequently from 120 days pursuant to letters exchanged between Messrs. Winemaster and Somodi) following the closing of the reverse recapitalization, in exchange for (1) a cash payment equal to $2,500,000, payable at such initial closing, (2) an additional cash payment equal to $1,750,000, payable after the earlier of the hiring by us of a new Chief Financial Officer and April 29, 2013, two years after the closing of the reverse recapitalization (provided that Mr. Winemaster agreed to make such payment in no event later than the later of 60 days after such earlier date and eight months following the closing of the reverse recapitalization), and (3) Mr. Winemaster’s agreement to transfer to Mr. Somodi shares of our common stock, or cash payment in lieu thereof, upon our achievement of certain market value per share of common stock milestones.

Prior to the closing of the reverse recapitalization, and in connection with Mr. Winemaster and Mr. Somodi entering into the purchase and sale agreement, (i) on April 28, 2011, The W Group and Mr. Somodi entered into a termination agreement, pursuant to which each of Mr. Somodi’s employment agreement with The W Group (the term of which expired in April 2010) and the subscription agreement between the W Group and Mr. Somodi, were terminated effective upon the closing of the reverse recapitalization; and (ii) on April 29, 2011, we entered into a new employment agreement with Mr. Somodi, which sets forth the terms of Mr. Somodi’s employment with us. See “Executive Compensation — Employment Agreements” for a description of the employment agreement with Mr. Somodi.

On October 31, 2011, Messrs. Winemaster and Somodi entered into an amendment to the purchase and sale agreement to amend the terms of the purchase and sale agreement to provide that Mr. Winemaster would purchase the 830,925 shares of our common stock then held by Mr. Somodi at an initial closing upon delivery by

Mr. Winemaster of $4.25 million, by delivery of a full-recourse promissory note therefore, and modify the terms upon which Mr. Winemaster is required to transfer shares of our common stock to Mr. Somodi upon our achievement of certain value per share of our common stock milestones set forth in the purchase and sale agreement as follows: (A) an aggregate of 112,530 shares of our common stock within 90 days of such time as the value per share of our common stock (determined as provided in the purchase and sale agreement, as amended) is at least $22.2162; (B) an additional aggregate of 135,036 shares of our common stock within 90 days of such time as the value per share of our common stock (determined as provided in the purchase and sale agreement, as amended) is at least $27.7717; and (C) an additional aggregate of 90,024 shares of our common stock within 90 days of such time as the value per share of our common stock (determined as provided in the purchase and sale agreement, as amended) is at least $33.3244. Pursuant to the terms of the purchase and sale agreement, as amended, Mr. Winemaster continues to have the right to elect to make a payment to Mr. Somodi equal to the product of the number of shares Mr. Winemaster would otherwise be required to deliver pursuant to the foregoing provisions, multiplied by the applicable threshold price, and Mr. Winemaster’s obligations will still expire if we have not achieved the applicable value per share of our common stock milestones by April 29, 2016. The first common stock milestone was satisfied on or about March 27, 2013, the second common stock milestone was satisfied on or about May 7, 2013, and the third common stock milestone was satisfied on or about May 28, 2013. Mr. Winemaster has advised the company that he currently anticipates satisfying his obligations to Mr. Somodi by making cash payments to Mr. Somodi prior to the applicable due date. All share and per share numbers in the foregoing provisions are subject to adjustment for stock splits, stock dividends, stock combinations and similar events.

Messrs. Winemaster and Somodi consummated the sale of the 830,925 shares of our common stock from Mr. Somodi to Mr. Winemaster pursuant to the terms of the purchase and sale agreement, as amended, on October 31, 2011, and, thereafter on October 31, 2011, pursuant to the terms of a purchase agreement between us and Mr. Winemaster, we purchased the 830,925 shares of our common stock from Mr. Winemaster in exchange for delivery by us to Mr. Winemaster of $4.25 million by wire of immediately available funds, representing a price per share of $5.11. The promissory note delivered by Mr. Winemaster to Mr. Somodi in exchange for the shares at the closing of the transactions contemplated by the purchase and sale agreement, as amended, was paid in full by Mr. Winemaster on October 31, 2011. Promptly following the purchase of the shares by us from Mr. Winemaster pursuant to the terms of the purchase agreement, the shares were returned to our treasury as authorized and issued, but not outstanding, shares of our common stock.

On October 31, 2011, we borrowed an aggregate of $4.25 million through a draw on our $35.0 million revolving line of credit (the maximum amount of which was increased to $50.0 million through an amendment of the loan and security agreement on March 20, 2012), pursuant to our loan and security agreement with certain lenders and BMO Harris Bank N.A. (formerly Harris N.A), to facilitate our purchase of the 830,925 shares of our common stock from Mr. Winemaster pursuant to the terms of the purchase agreement. In connection therewith, concurrently with our entry into, and consummation of the transactions contemplated by, the purchase agreement, BMO Harris Bank N.A. consented to our purchase of, and the use by us of the proceeds from our $4.25 million draw on the revolving line of credit to purchase the shares from Mr. Winemaster pursuant to the terms of the purchase agreement. At the date of the transaction and prior to the amendment of our loan and security agreement with BMO Harris Bank N.A., borrowings under our revolving line of credit bore interest at BMO Harris Bank N.A.’s prime rate (3.25% at December 31, 2011) plus an applicable margin ranging from 0% to 0.50% or, at our option, a portion of the revolving line of credit could have been designated to bear interest at LIBOR plus an applicable margin ranging from 2.00% to 2.50%. The amended loan and security agreement and other of its terms are described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Credit agreement.” Upon consummation of the transactions contemplated by the purchase agreement on October 31, 2011, our outstanding balance and remaining availability on our revolving line of credit were $23.5 million and $11.5 million, respectively.

In connection with our private placement consummated on April 29, 2011, each of Messrs. Winemaster and Somodi executed a lock-up agreement which restricts, for a specified period, Messrs. Winemaster and Somodi from undertaking certain transactions, including the offer, sale or other transfer of shares of our common stock. The lock-up agreements may have been deemed to prohibit (1) Messrs. Winemaster and Somodi from consummating the transactions contemplated by the purchase and sale agreement, as amended, and (2) Mr. Winemaster from consummating the transactions contemplated by the purchase agreement. However, investors in the private placement holding over 85% of the aggregate shares of our common stock issued upon the automatic conversion of our Series A Preferred Stock and issuable upon exercise of the warrants issued in the private placement (in excess of the 66 2/3% of such shares necessary to waive the terms of the lock-up agreements pursuant to the terms thereof) waived the provisions of the lock-up agreements to the extent necessary to allow the consummation of the transactions contemplated by the purchase and sale agreement, as amended, and the purchase agreement.

Other Transactions with Our Company and/or The W Group

The W Group engaged (and we continue to engage) Landini, Reed & Dawson, a certified public accounting and consulting firm, to prepare tax returns and to provide other tax advice and consultation services, including in respect of the reverse recapitalization, the private placement and related transactions. Kenneth Landini, who was a director of The W Group prior to the consummation of the reverse recapitalization and is a member of our board of directors, is a partner and co-founder of Landini, Reed & Dawson, P.C. During The W Group’s fiscal year ended December 31, 2010 (“fiscal 2010”) and our fiscal year ended December 31, 2011 (“fiscal 2011”), Landini, Reed & Dawson, P.C. charged $123,223 and $156,481, respectively, for its services provided to our company and The W Group during such periods. During fiscal year ended December 31, 2012 (“fiscal 2012”), Landini, Reed & Dawson, P.C. charged $124,866, for its services provided to our company. It is expected that Landini, Reed & Dawson, P.C. will continue to provide such services going forward, and that the amounts paid in our fiscal year ending December 31, 2013 (“fiscal 2013”) will be consistent with the amounts paid in fiscal 2012.

For each of fiscal 2012 and fiscal 2011, William Winemaster (the father of Gary Winemaster and Kenneth Winemaster, our Chairman of the Board, Chief Executive Officer and President and our Senior Vice President and Secretary, respectively), serving as an employee performing consulting and advisory type services for The W Group and its subsidiaries, received (1) annual salaries of $148,084, for both years, (2) payments for automobiles and related auto insurance premiums equal to $12,539 and $7,876, respectively, and (3) payments related to mobile telephone service equal to $1,560 and $1,616, respectively. It is anticipated that William Winemaster will continue to serve as an employee of The W Group performing consulting and advisory type services going forward, and that Mr. Winemaster’s compensation for fiscal 2013 will be consistent with his compensation for such services in fiscal 2012.

In fiscal 2010, The W Group had outstanding loans to each of Gary Winemaster and Kenneth Winemaster in the aggregate principal amount of $156,024 and $67,969, respectively. These loan amounts did not bear interest and were payable on demand by The W Group. At December 31, 2010, the amounts outstanding on such notes were $156,024 and $67,969, respectively, which such amounts represent the largest principal amounts outstanding under these loans at any time during fiscal 2010. Effective March 30, 2011 (prior to the consummation of the reverse recapitalization), the board of directors of The W Group declared a non-cash offset dividend to each of Gary Winemaster and Kenneth Winemaster in amounts necessary to cancel the loans. Thomas J. Somodi, as a stockholder of The W Group, waived any right to receive any dividend payments as a result of the offset dividend received by Gary Winemaster. Kenneth Winemaster waived any right to receive any dividend in excess of the $67,969 offset dividend he received as a result of the offset dividend received by Gary Winemaster.

Format, Inc. Transactions

From time to time prior to the consummation of the reverse recapitalization, Ryan Neely, Format’s sole director and executive officer immediately prior to the closing of the reverse recapitalization, loaned amounts to Format for working capital purposes, which loans did not bear interest and were due on demand. As of December 31, 2010 and immediately prior to April 29, 2011, the closing date of the reverse recapitalization, the outstanding principal amount on such loans was $114,156. The largest principal amount outstanding under these loans at any time during fiscal 2010, fiscal 2009 or fiscal 2008, or during the period commencing January 1, 2011 and ending April 29, 2011, was $168,177. During the period commencing January 1, 2008 through April 29, 2011 (but before closing the repurchase of shares of our common stock from Ryan Neely and Michelle Neely, described below), Format repaid $62,041 in principal amount in respect of these loans to Mr. Neely. In connection with the reverse recapitalization and the private placement, Format entered into a stock repurchase and debt satisfaction agreement, pursuant to which Format repurchased and cancelled 3,000,000 shares of our common stock beneficially owned by Mr. Neely and his spouse, Michelle Neely, and Ryan and Michelle Neely released Format from any obligations Format had to them in respect of these loans (which, as of April 29, 2011, was $114,156 in principal amount), for aggregate consideration of $360,000. In addition, Ryan and Michelle Neely released Format from any obligations Format had to them in respect of any other amounts (including any accrued compensation) that may have at any time owed from Format prior to the closing of the reverse recapitalization. In connection with, but prior to, the closing of the reverse recapitalization, Format used all of its available cash to settle remaining liabilities that Format had prior to the consummation of the reverse recapitalization, which included amounts owed to Format’s accountants, independent auditors and legal counsel; provided that Format’s legal counsel agreed to release Format from its obligation to pay a portion of legal fees incurred by Format in connection with the reverse recapitalization and related transactions. Further, in connection with, but prior to, the closing of the reverse recapitalization, Format entered into a termination agreement, pursuant to which Format terminated its services agreement with its sole customer, and Format transferred to Ryan Neely all of its rights, including Format’s rights to any security deposit thereunder, and obligations, and Ryan Neely assumed Format’s obligations, under the real property lease pursuant to which Format leased its sole office space.

Private Placement

On April 29, 2011, we entered into a purchase agreement with 29 accredited investors to consummate the private placement. In the private placement, Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the “SSF Funds”) purchased a total of 7,000 shares of our preferred stock and related warrants, which represented beneficial ownership of approximately 6.14% of our preferred stock and 17.87% of our common stock (and approximately 39% of the preferred stock issued in the private placement) prior to the consummation of the migratory merger (including the reverse split of our common stock effected thereby), giving effect to the limitations on conversion of our preferred stock. As of April 30, 2013, the SSF Funds held 473,090 shares of our common stock and warrants to purchase 291,667 shares of our common stock, representing beneficial ownership of approximately 8.04% of our common stock. MGP Advisers Limited Partnership (“MGP”) is the general partner of the Special Situations Fund III QP, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to Special Situations Fund III QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the SSF Funds.

In the private placement, Park West Investors Master Fund, Limited and Park West Partners International, Limited (collectively, the “Park West Funds”) purchased a total of 3,000 shares of our preferred stock and related warrants, which represented beneficial ownership of approximately 2.63% of our preferred stock and 8.53% of our common stock (and approximately 17% of the preferred stock issued in the private placement) prior to the consummation of the migratory merger (including the reverse split of our common stock effected thereby). As of April 30, 2013, the Park West Funds had exercised their warrants to purchase 125,000 shares in full. Peter S. Park is the sole member and manager of Park West Asset Management LLC, the investment manager of Park West Investors Master Fund, Limited and Park West Partners International, Limited, and Mr. Park and Park West Asset Management LLC have voting and dispositive control over the securities held by the Park West Funds.

Pursuant to the purchase agreement for the private placement, and as a condition to the investors’ investment in the private placement, we agreed to comply with various covenants. In particular, pursuant to the purchase agreement, we agreed that until the earlier of (1) April 29, 2016 and (2) the date upon which the SSF Funds beneficially own, in the aggregate, less than 25% of the aggregate shares of our common stock to which the SSF Funds are entitled upon conversion or exercise of the securities held by the SSF Funds as of the closing of the private placement, we may not adopt or maintain any stockholder rights plan or other “poison pill” arrangement without the consent of either the entity that is the general partner and investment advisor to the SSF Funds or a majority of the independent members of our board of directors. Further, we agreed with the investors that the agreement may not be amended, and no provision may be waived, without our written consent and (1) prior to the consummation of the reverse split, the consent of the holders of at least 66 2/3% of the shares of preferred stock purchased in the private placement, and (2) following the consummation of the reverse split, the consent of the holders of at least 66 2/3% of the shares of our common stock issued to the investors in the private placement upon automatic conversion of our preferred stock or upon exercise of the warrants, to the extent any warrants have been exercised. Accordingly, given the number of shares of preferred stock and related warrants purchased in the private placement by the SSF Funds, relative to the total amount purchased by all of the investors, no provision of the purchase agreement may be waived without the consent of the SSF Funds. The purchase agreement prohibits our payment to any one entity (other than our company) any consideration to amend or consent to a waiver or modification of any provision of the documents entered into in connection with the private placement unless the same consideration is also offered to each of the investors.

In connection with the reverse recapitalization and the private placement, each of our stockholders that is also one of our executive officers and/or directors entered into a voting agreement with us pursuant to which such person agreed to vote his shares of our common stock and preferred stock, as applicable, in favor of the migratory merger (including the reverse split) and any other matters as may be necessary or advisable to consummate the migratory merger and the reverse split. The voting agreements, similar to the purchase agreement, could not be amended or terminated without our consent and without the consent of each of the individual parties thereto and the holders of at least 66 2/3% of our outstanding preferred stock. A proxy was granted to Messrs. David M. Greenhouse and Austin W. Marxe pursuant to each of the voting agreements; however, the voting power granted by each proxy was limited to votes involving the migratory merger, the reverse split and any other matters as may have been necessary or advisable to consummate the migratory merger and the reverse split. Further, Messrs. Greenhouse and Marxe were only permitted to exercise their rights under such proxies if an individual subject to a voting agreement failed to honor the terms of the voting agreement. The securities held by the persons who entered into the voting agreements represented, as of August 25, 2011, the date of the special meeting at which our stockholders approved the migratory merger and the reverse split, approximately 86.11% of the total voting power of the outstanding capital stock of our company. Pursuant to the terms of the voting agreements, at the special meeting of our stockholders held on August 25, 2011, each of the individuals subject to a voting agreement voted all of his shares of our common stock and preferred stock to approve the migratory merger, the reverse split and related matters.

Composition of the Board of Directors and Director Independence

Pursuant to the purchase agreement for the private placement, we agreed to take action such that, no later than 180 days following the closing of the private placement, our board of directors would consist of five or greater directors, a majority of whom will constitute “independent directors” as defined by the marketplace rules of The NASDAQ Stock Market. We are now also subject to the corporate governance rules of The NASDAQ Stock Market, which require that a majority of our board of directors consists of “independent directors” as defined in such corporate governance rules. Our board of directors has determined that Mr. H. Samuel Greenawalt, Mr. Jay Hansen and Ms. Mary Vogt are each a non-employee director who meets the applicable independence requirements for directors of The NASDAQ Stock Market.

The current members of our Audit Committee are H. Samuel Greenawalt, Jay Hansen and Mary Vogt. Mr. Hansen is the Chairman of our Audit Committee and qualifies as an “audit committee financial expert” as defined in SEC rules under the Sarbanes Oxley Act of 2002. Mr. Greenawalt and Ms. Vogt also each qualify as an “audit committee financial expert” as defined in SEC rules under the Sarbanes Oxley Act of 2002. Our board of directors has determined that each of Mr. Greenawalt, Mr. Hansen and Ms. Vogt meet the independence requirements for audit committee members of The NASDAQ Stock Market.

The current members of our Compensation Committee are Jay Hansen and Mary Vogt. Mr. Hansen is the chairman of our Compensation Committee. Our board of directors has determined that each of Mr. Hansen and Ms. Vogt meet the independence requirements for compensation committee members of the NASDAQ Stock Market.

We do not currently have a separately designated nominating committee. Our board has determined that each of H. Samuel Greenawalt, Jay Hansen and Mary Vogt meet the applicable independence requirements of The NASDAQ Stock Market for nominating committee members and compensation committee members, and has determined that Gary Winemaster and Kenneth Landini do not meet such standards.

In addition to the NASDAQ independence requirements, we also apply the independence guidelines set forth in our Corporate Governance Guidelines, which are available on our website at www.psiengines.com in the “Corporate Governance” Section and are substantially similar to the NASDAQ director independence requirements.

In evaluating the composition of our board of directors, we may consider such factors as diversity of backgrounds, experience and competencies that our board of directors desires to have represented. These competencies may include independence; adherence to ethical standards; the ability to exercise business judgment, industry knowledge and experience and/or other relevant business or professional experience and the ability to offer our management meaningful advice and guidance based on that experience; and ability to devote sufficient time and effort to serve as a director. We believe that each of the members of our board of directors possesses these qualities and has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and to our board of directors.

Description of Capital Stock

Description of Our Common Stock

We are authorized to issue up to an aggregate of 50,000,000 shares of our common stock, par value $0.001 per share. As of June 7, 2013 an aggregate of 9,272,871 shares of our common stock were issued and outstanding. Each holder of a share of our common stock is entitled to one vote per share held on each matter to be considered by holders of our common stock. Our articles of incorporation, as amended, do not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for our operations and expansion. Upon any liquidation, dissolution or winding-up of our company, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the preferences of any then outstanding shares of preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of our common stock are fully-paid and non-assessable.

Description of the Preferred Stock

We are authorized to issue up to an aggregate of 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series as may be determined by our board of directors, which may establish from time to time the number of shares to be included in such series, and fix the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof. Any preferred stock so established and designated by our board of directors may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. The issuance of shares of preferred stock, the existence of unissued preferred stock, or the issuance of rights to purchase such shares of preferred stock, may have the effect of delaying or deterring an unsolicited merger or other change of control transaction.

Series A Convertible Preferred Stock

In accordance with our articles of incorporation, our board of directors approved the filing of the certificate of designation for the preferred stock designating and authorizing the issuance of up to 114,000 shares of Series A Convertible Preferred Stock. On August 26, 2011, upon the effective date of the migratory merger, each issued and outstanding share of preferred stock automatically converted into a number of shares of our common stock equal to $1,000 divided by $12.00, the conversion price then in effect, as adjusted for the reverse split. Any stockholder of our company that was otherwise entitled to a fraction of a share of our common stock (after aggregating all fractional shares of our common stock to be received by such holder) as a result of the 1-for-32 reverse stock split of our common stock and the automatic conversion of the preferred stock received an additional share of our common stock (i.e. the aggregate number of shares of our common stock of a stockholder resulting from the reverse split and the automatic conversion of the preferred stock was rounded up to the nearest whole number). Accordingly, the aggregate of 113,960.90289 shares of preferred stock then outstanding, representing all of the shares of preferred stock issued in the reverse recapitalization and the private placement, automatically converted into an aggregate of 9,496,753 shares of our common stock at a conversion price of $12.00 per share.

Each share of Series A Convertible Preferred Stock was convertible into shares of our common stock at any time at the election of the holder, subject to limitations on conversion set forth in the certificate of designation (as described below), at an initial conversion price of $0.375 per share (without giving effect to the reverse stock split of our common stock). This conversion price was subject to adjustment for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of our common stock. The preferred stock was also subject to full-ratchet anti-dilution protection. This means that if shares of our common stock were issued at a price below the then-current conversion price of the preferred stock (or were deemed to be issued upon the issuance of securities convertible into or exercisable for shares of our common stock at a price below the then-current conversion price of the preferred stock) (but not based upon the trading price of our common stock), subject to specified exceptions, the conversion price of the preferred stock would have been reduced to the effective price at which the shares of our common stock were issued (or were deemed to be issued). Giving effect to the reverse split, the conversion price at which each share of preferred stock converted into shares of our common stock was $12.00 per share.

Prior to the reverse split (and without giving effect thereto), the holders of preferred stock had the right to receive an aggregate of 38,152,908 shares of our common stock upon conversion of the preferred stock, which amount was equal to 50,000,000 authorized shares of our common stock less 110% of the 10,770,083 shares of our common stock outstanding as of the closing of the reverse recapitalization. Prior to the reverse split, each holder of preferred stock had the right to receive its pro rata portion of such shares upon conversion of such holder’s shares of preferred stock. The purpose of this limitation on conversion was to ensure that we were not obligated to issue any shares of our common stock in excess of the number of shares of our common stock which we were authorized to issue. We were obligated at all times prior to the effectiveness of the reverse split to reserve and keep available out of our authorized but unissued shares of common stock the maximum number of shares of our common stock issuable upon conversion of the preferred stock, subject to the limitations on conversion described above, solely for the purpose of effecting the conversion of shares of the preferred stock.

The purchase agreement entered into with the investors in the private placement also contains the following provision, which may be deemed to be a form of anti-dilution protection: If prior to the earlier of (a) the second anniversary of the date on which the registration statement for the shares of our common stock underlying the preferred stock and the private placement warrants becomes effective and (b) 180 days after the closing of a firm commitment public underwritten offering of equity securities resulting in gross proceeds of not less than $15.0 million, we issue equity securities in a public or private offering (or series of related offerings) resulting in gross proceeds of at least $5.0 million at or below an effective price per share of $12.00, as adjusted for the reverse split and subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of our common stock, we will have to issue to each investor in the private placement (1) additional shares of our common stock so that after giving effect to such issuance, the effective price per share of our common stock acquired by such investors in the private placement will be equal to the effective price per share in such offering and (2) additional warrants covering a number of shares of our common stock equal to 50% of the shares of our common stock issued pursuant to clause (1) above. These provisions are not triggered based on the market price of our common stock, but rather on the issuance by our company of additional equity securities below an effective price per share of $12.00, as adjusted for the reverse split and subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of our common stock.

Each holder of a share of preferred stock was entitled to vote with the holders of our common stock as a single class on all matters voted on by holders of our common stock. Each share of preferred stock entitled the holder to cast the number of votes equal to the total number of votes which could be cast in such vote by a holder of the number of shares of our common stock into which such shares of preferred stock were convertible as of the date immediately prior to the record date for such vote, subject to the limitations on conversion of the preferred stock described above. Accordingly, the 113,960.90289 shares of preferred stock outstanding immediately prior to the consummation of the migratory merger (including the reverse split of our common stock effected thereby) entitled the holders thereof to cast a total of 38,152,908 votes, or approximately 335 votes per share of preferred stock, giving effect to the limitations on conversion of the preferred stock set forth in the certificate of designation. Upon any liquidation, dissolution or winding up of our company, each holder of preferred stock would have been entitled to be paid, before any distribution or payment was made upon our common stock, an amount in cash equal to the sum of $1,000 plus the amount of any declared or accrued but unpaid dividends thereon as of such date, for each share of preferred stock held by such holder, and such holder would not have been entitled to any further payment.

No dividends were payable on the preferred stock, except in two specific situations. First, if we paid dividends on our common stock, the preferred stock would have participated as if, for purposes thereof, each share of preferred stock had converted into shares of our common stock after giving effect to the reverse split (i.e., without giving effect to the limitations on conversion of the preferred stock) as of the date immediately prior to the record date for such dividend. Additionally, in the event the reverse split was not effective on or prior to August 27, 2011, each share of preferred stock would have entitled its holder to receive, when, as and if declared by our board of directors, non-cumulative cash dividends, accruing on a daily basis from August 27, 2011, through and including the date on which such dividends were paid, at the annual rate of 2% of the preferred stock liquidation preference. See “Description of Capital Stock — Reverse Split and Migratory Merger” below for a description of payments we would have been required to make to investors, pursuant to the terms of the purchase agreement for the private placement, in the event the stockholders meeting at which our stockholders were asked to approve the migratory merger and the reverse split was not held by a specified date and/or the migratory merger and the reverse split were not effected on or prior to a specified date.

The holders of preferred stock were not entitled to any preemptive, subscription, redemption or other similar rights, and we did not have any right to redeem the preferred stock. All issued and outstanding shares of preferred stock were fully-paid and non-assessable.

Description of the Warrants

For every share of our common stock issuable upon conversion of preferred stock purchased in the private placement, each investor in the private placement also received a warrant to purchase one-half of a share of our common stock, at an initial exercise price of $0.40625 per share. Prior to the consummation of the reverse split (and without giving effect thereto), the private placement warrants represented the right to purchase an aggregate of 24,000,007 shares of our common stock; however, the warrants were not exercisable prior to the reverse split. Upon the reverse split, the private placement warrants became fully exercisable and then represented the right to purchase an aggregate of 750,002 shares of our common stock. As of June 7, 2013, private placement warrants, which have a current exercise price of $13.00 per share, had been exercised for an aggregate of 208,334 shares of our common stock and private placement warrants to purchase an aggregate of 541,668 shares of our common stock remained outstanding. The private placement warrants will expire on April 29, 2016.

The private placement warrants are also subject to full ratchet anti-dilution protection. This means that when shares of our common stock are issued at a price below the then-current exercise price of the private placement warrants (or are deemed to be issued upon the issuance of securities convertible into or exercisable for shares of our common stock at a price below the then-current exercise price of the private placement warrants) (but not based upon the trading price of our common stock), subject to specified exceptions, the exercise price of the private placement warrants will be reduced to the effective price at which the shares of our common stock are issued (or are deemed to be issued).

In addition, as described above, the purchase agreement entered into with the investors in the private placement contains a provision (which may be deemed to be a form of anti-dilution protection) whereby if prior to the earlier of (a) the second anniversary of the date on which the registration statement for the shares of our common stock underlying the preferred stock and the private placement warrants becomes effective and (b) 180 days after the closing of a firm commitment public underwritten offering of equity securities resulting in gross proceeds of not less than $15.0 million, we issue equity securities in a public or private offering (or series of related offerings) resulting in gross proceeds of at least $5.0 million at or below an effective price per share of $12.00, as adjusted for the reverse split and subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of our common stock, we will have to issue to each investor in the private placement (1) additional shares of our common stock so that after giving effect to such issuance, the effective price per share of our common stock acquired by such investors in the private placement will be equal to the effective price per share in such offering and (2) additional warrants covering a number of shares of our common stock equal to 50% of the shares of our common stock issued pursuant to clause (1) above. These provisions are not triggered based on the market price of our common stock, but rather on the issuance by our company of additional equity securities below an effective price per share of $12.00, as adjusted for the reverse stock split and subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of our common stock.

At any time beginning six months after the closing of the private placement at which we are required to register the shares issuable upon exercise of the warrants pursuant to the registration rights agreement entered into in connection with the private placement, but such shares may not be freely sold to the public, the warrants may be “cashlessly” exercised by their holders. In such circumstances the warrantholders may “cashlessly” exercise the warrants by causing us to withhold a number of shares of our common stock otherwise issuable upon such exercise having a value, based upon the market price of our common stock, equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the warrants will occur without any cash being paid by the holders of the warrants. Because the shares issuable upon exercise of the warrants are currently available for resale pursuant to effective registration statements filed by our company with the SEC, the warrants may not be “cashlessly” exercised at this time.

The warrants further include a requirement that we keep reserved out of the authorized and unissued shares of our common stock sufficient shares to provide for the exercise of the warrants.

Description of the Roth Warrant

Concurrently with the closing of the reverse recapitalization, we issued to Roth Capital Partners, LLC, as compensation for its role as placement agent, a warrant. In accordance with its terms (as described below), on September 1, 2011 Roth Capital Partners “cashlessly” exercised (as described below) in full the warrant issued to Roth Capital Partners, acquiring an aggregate of 62,116 shares of our common stock. Prior to the consummation of the reverse split (and without giving effect thereto) this warrant represented the right to purchase initially an aggregate of 3,360,000 shares of our common stock at an initial exercise price of $0.4125 per share. However, the warrant was not exercisable prior to the reverse split. Giving effect to the reverse split, the warrant became fully exercisable and, prior to its exercise in full, represented the right to purchase 105,000 shares of our common stock, at an exercise price of $13.20 per share, as adjusted for the reverse split and subject to further adjustment for non-cash dividends, distributions, stock splits or other reorganizations or reclassifications of our common stock. This warrant was not, however, subject to price-based anti-dilution provisions like those set forth in the warrants issued in the private placement, whereby when shares of our common stock are issued at a price below the then-current exercise price of the private placement warrants (or are deemed to be issued upon the issuance of securities convertible into or exercisable for shares of our common stock at a price below the then-current exercise price of the private placement warrants) (but not based upon the trading price of our common stock), subject to specified exceptions, the exercise price of the private placement warrants will be reduced to the effective price at which the shares of our common stock are issued (or are deemed to be issued), nor to the provisions in the purchase agreement for the private placement that provide for the issuance of additional shares of our common stock and warrants under the circumstances described above under “Description of Capital Stock — Description of the Preferred Stock — Series A Convertible Preferred Stock” and “Description of Capital Stock — Description of the Warrants” and which may be deemed to be an additional form of price-based anti-dilution protection. The warrant was scheduled to expire on April 29, 2016.

At any time following the effectiveness of the reverse split, the warrant could have been “cashlessly” exercised by its holder by causing us to withhold a number of shares of our common stock otherwise issuable upon such exercise having a value, based upon the market price of our common stock, equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the warrant would occur without any cash being paid by the holder of the warrant. The warrant included a requirement that we reserve a sufficient number of shares of our common stock solely for the purpose of effecting the exercise of the warrant into shares of our common stock.

Reverse Split and Migratory Merger

In connection with, and prior to the consummation of, the reverse recapitalization, the board of directors of Format, Inc. approved a 1-for-32 reverse stock split of issued and outstanding shares of our common stock, immediately following the effectiveness of which every 32 issued and outstanding shares of our common stock would automatically convert into one share of our common stock.

Further, in connection with the reverse recapitalization and the private placement, the board of directors of Format, Inc. approved the migratory merger of our company with and into a Delaware corporation that was newly-created as a wholly owned subsidiary of our company, which migratory merger would be effected for the purpose of changing our jurisdiction of incorporation from Nevada to Delaware. The parties agreed that the reverse split could be effected through the consummation of the migratory merger, whereby each 32 shares of our common stock would be converted into one share of common stock of the surviving entity in the migratory merger.

Pursuant to the purchase agreement for the private placement, we agreed to file with the SEC within 60 days of the closing of the reverse recapitalization and the private placement, and deliver to our stockholders of record, a proxy statement on Schedule 14A for the purpose of submitting to our stockholders the approval of the reverse split and the migratory merger at a meeting of our stockholders. We also agreed to use our commercially reasonable best efforts to hold the meeting of our stockholders within 120 days after the closing of the reverse recapitalization. Further, the purchase agreement for the private placement provided that if (1) the stockholders meeting at which our stockholders would be asked to approve the migratory merger and the reverse split was not held on or prior to the date (August 28, 2011) which was 120 days after the closing of the reverse recapitalization, and/or (2) the migratory merger and the reverse split were not effected on or prior to the date that was two business days after receipt of stockholder approval of the migratory merger and the reverse split, then we would have been required to pay amounts representing liquidated damages to each of the investors. Specifically, in any such case we would have been required to pay each investor 1.5% of the aggregate amount invested by such investor for each 30-day period (or pro rata portion thereof) following the date by which the stockholders meeting should have been held or by which the migratory merger and the reverse split should have been effective, as applicable. As a result of the foregoing provisions of the purchase agreement, on August 15, 2011, we filed, and mailed to our stockholders of record as of August 9, 2011, the record date for the special meeting of our stockholders, a definitive proxy statement on Schedule 14A proposing that our stockholders approve the migratory merger, the reverse split and related matters at a special meeting to be held on August 25, 2011.

On August 25, 2011, we held a special meeting of our stockholders at which our stockholders approved the migratory merger (including the reverse split of our common stock effected thereby) and related matters. Accordingly, the reverse split was effected through the consummation of the migratory merger and the consummation of the migratory merger constituted the reverse split for all purposes, as contemplated by the transaction documents entered into in connection with the reverse recapitalization and the private placement. Any stockholder of our company that was otherwise entitled to a fraction of a share of our common stock (after aggregating all fractional shares of our common stock to be received by such holder) as a result of the reverse split received an additional share of our common stock (i.e., the aggregate number of shares of our common stock of a stockholder resulting from the reverse split was rounded up to the nearest whole number). The reverse split did not affect the number of authorized shares of capital stock of our company or the par value of our common stock.

In connection with the reverse recapitalization and the private placement, each of our stockholders that was also one of our executive officers and/or directors entered into a voting agreement with us pursuant to which such person agreed to vote his shares of our common stock and Series A Convertible Preferred Stock, as applicable, in favor of the migratory merger, the proposed reverse split of our common stock and any other matters as may be necessary or advisable to consummate the migratory merger and the reverse split. The voting agreements could not be amended or terminated without our consent, the consent of each of the individual parties thereto and the consent of the holders of 66 2/3% of our outstanding preferred stock. A proxy was granted to Messrs. David M. Greenhouse and Austin W. Marxe pursuant to each of the voting agreements; however, the voting power granted by each proxy was limited to votes involving the migratory merger, the reverse split and any other matters as may be necessary or advisable to consummate the migratory merger and the reverse split. Further, Messrs. Greenhouse and Marxe were only permitted to exercise their rights under such proxies if an individual subject to a voting agreement failed to honor the terms of the voting agreement. Immediately prior to the consummation of the migratory merger and the reverse split, the persons who entered into the voting agreements held, in the aggregate, a substantial majority of the voting securities of our company. Accordingly, approval of the reverse split and the migratory merger was probable. Pursuant to the terms of the voting agreements, at the special meeting of our shareholders held on August 25, 2011, each of the individuals subject to a voting agreement voted all of his shares of our common stock and preferred stock to approve the migratory merger and related matters.

Registration Rights

We entered into a registration rights agreement with the investors in the private placement and Roth Capital Partners, LLC, pursuant to which we agreed to file a registration statement on Form S-1 with the SEC covering the resale of “Registrable Securities” (as defined below) (which includes the shares of our common stock issuable upon conversion of shares of preferred stock originally issued in the private placement and shares of our common stock issuable upon exercise of the warrants originally issued in the private placement and to Roth), on or before the date which is 30 days after the closing date of the private placement, and to use our commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable. We further agreed, within 30 days after we become eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, to file a registration statement on Form S-3 covering the Registrable Securities. Pursuant to this registration rights agreement, the holders of Registrable Securities are also entitled to certain piggyback registration rights. “Registrable Securities,” as contemplated by this registration rights agreement, means certain shares of our common stock, including the shares of our common stock issuable upon conversion of shares of preferred stock issued in the private placement and shares of our common stock issuable upon exercise of the warrants issued with the preferred stock in the private placement and to Roth; provided, that, any such share shall cease to be a Registrable Security upon (A) sale pursuant to the registration statement or Rule 144 under the Securities Act, (B) such share becoming eligible for sale without restriction by the selling securityholder holding such share pursuant to Rule 144 under the Securities Act or (C) such share otherwise becoming eligible for sale without restriction pursuant to Section 4(1) of the Securities Act, provided that, any restrictive legend on any certificate or other instrument representing such shares has been removed or there has been delivered to the transfer agent for such shares irrevocable documentation (including any necessary legal opinion) to the effect that, upon submission by the applicable selling securityholder of the certificate or instrument representing such security, any such restrictive legend shall be removed.

The registration rights agreement provides that if a registration statement is not filed with the SEC on or prior to the date which is 30 days after the closing date of the private placement, or if (1) a registration statement covering the Registrable Securities is not declared effective by the SEC prior to the earlier of (A) five business days after the SEC informs us that no review of such registration statement will be made or that the SEC has no further comments on such registration statement, or (B) the 120th day after the closing of the private placement, or (2) after a registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then we are required to pay amounts representing liquidated damages to each of the investors. Specifically, in any such case we are (or would have been) required to pay each investor 1.5% of the aggregate amount invested by such investor for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed with the SEC or been declared effective, or is unavailable, as applicable.

However, the registration rights agreement also provides that the initial registration statement that we file to cover Registrable Securities need not cover the shares of our common stock that are not issuable upon conversion of our preferred stock or exercise of the warrants issued in the private placement and to Roth Capital Partners prior to the reverse split if we were to determine (upon advice of counsel), or were to be advised by the SEC, that those shares may not be covered by that initial registration statement. Accordingly, Registration Statement No. 333-174543 only covers the shares issuable upon conversion of the preferred stock prior to the reverse split (in other words, the shares issuable upon conversion of the preferred stock giving effect to the pre-reverse split limitation on conversion) and does not cover any of the shares issuable upon exercise of the warrants issued in the private placement or to Roth Capital Partners. Under the registration rights agreement, upon the date which was two days after our shareholders approved the migratory merger and the reverse split, we were obligated to file a registration statement covering all of the remaining shares issuable upon conversion of the preferred stock and all of the shares issuable upon exercise of the warrants issued in the private placement and to Roth Capital Partners. Accordingly, we filed a new registration statement covering such shares on September 2, 2011, Registration Statement No. 333-176653. The registration rights agreement provides that if a registration statement covering those initial shares was not filed with the SEC on or prior to the date which was five business days after the date which was two business days after our shareholders approved the migratory merger and the reverse split or if (1) a registration statement covering those additional shares was not declared effective by the SEC prior to the earlier of (A) five business days after the SEC informed us that no review of such registration statement will be made or that the SEC had no further comments on such registration statement, or (B) the 120th day after the deadline for our filing of that registration statement, or (2) after such registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then we are (or would have been) required to pay amounts representing liquidated damages to each of the investors, on the same basis as the liquidated damages we could be (or could have been) required to pay in connection with the initial registration statement.

We are obligated to maintain the effectiveness of the registration statement until the earliest of (1) the first date on which all Registrable Securities covered by such registration statement have been sold, (2) the first date on which all Registrable Securities covered by such registration statement may be sold without restriction pursuant to Rule 144 or (3) the first date on which none of the securities included in the registration statement constitute Registrable Securities.

In connection with the consummation of the reverse recapitalization, we also entered into a registration rights agreement with Gary Winemaster, Kenneth Winemaster and Thomas Somodi, pursuant to which we agreed to provide to such persons piggyback registration rights with respect to shares of our capital stock, including shares issuable upon exercise, conversion or exchange of securities, held by such persons at any time on or after the closing of the reverse recapitalization. The piggyback registration rights under this registration rights agreement are subject to customary cutbacks and are junior to the piggyback registration rights granted to investors in the private placement and to Roth Capital Partners pursuant to the registration rights agreement entered into in connection with the private placement.

Anti-Takeover Effects of our Certificate of Incorporation, Bylaws and Delaware Law

Authorized but Unissued Shares; “Blank Check” Preferred Stock. Pursuant to the terms of our articles of incorporation, we have authorized but unissued shares of our common stock which are available for future issuance without any further vote or action by our stockholders. In addition, pursuant to the terms of our articles of incorporation, we are authorized to issue, without shareholder approval, up to an aggregate of 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series as may have been determined by our board of directors, which may have established from time to time the number of shares to be included in such series, and fixed the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof. Any preferred stock so established and designated by our board of directors may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of our company.

These shares of common stock and preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock, and our ability to fix the designations, powers, preferences and rights of shares of our preferred stock, could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer or merger, or otherwise.

Shares Eligible For Future Sale

Our common stock is listed on The NASDAQ Capital Market under the symbol PSIX. We cannot assure you that a liquid trading market for our common stock will be developed or sustained after this offering. The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

Upon completion of this offering, we expect to have 10,272,871 outstanding shares of common stock assuming no shares of common stock underlying the warrants and stock appreciation right were issued after June 7, 2013, and no shares of preferred stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption provided by Rule 144 under the Securities Act. The shares of our common stock issued in the reverse recapitalization transaction and the private placement, as well as other outstanding shares of our common stock, the warrants issued in the private placement, and the shares of our common stock issued upon conversion of the preferred stock and upon exercise of the warrant issued to Roth Capital Partners are, and the shares of our common stock issuable upon exercise of the warrants issued in the private placement will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, as summarized below.

Lock-Up Agreements

Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Craig-Hallum Capital Group for a period of 90 days after the date of this prospectus. If (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Craig-Hallum Capital Group waives, in writing, such an extension.

Craig-Hallum Capital Group, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Craig-Hallum Capital Group will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

Rule 144

Prior to the reverse recapitalization, Format, Inc. may be deemed to have been a “shell company,” as defined in Rule 12b-2 under the Exchange Act, with nominal operations and assets, which we have assumed to be the case for purposes of this prospectus, for purposes of filing our Current Report on Form 8-K filed with the SEC in connection with the consummation of the reverse recapitalization on May 5, 2011, and for purposes of Rule 144. As a result of the consummation of the reverse recapitalization, we are no longer a shell company. Accordingly, on May 5, 2011, we filed a Current Report on Form 8-K that includes “Form 10 information,” in connection with the reverse recapitalization transaction.

Rule 144(i) permits restricted securities of an issuer that was previously, but has ceased to be, a shell company to first be sold pursuant to Rule 144 only after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC reflecting its status as an entity that no longer is a shell company and only so long as the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has filed all reports required to be filed by section 13 or 15(d) of the Exchange Act, other than Form 8-K reports, during the preceding 12 months.

Accordingly, pursuant to Rule 144(i) as currently in effect, and based upon the foregoing assumptions, no shares of our common stock, including shares of our common stock issued upon automatic conversion of shares of our preferred stock or issued or issuable upon exercise of outstanding warrants, could be sold pursuant to Rule 144 prior to May 5, 2012, the date that was one year after we filed our Form 8-K including Form 10 information with the SEC. Before such time, we did not accommodate or otherwise consider, any purported sales of shares or our capital stock, or requests for removal of restrictive legends, pursuant to Rule 144 (including any such purported sales or legend removal requests by any of the persons who were holders of our common stock prior to the reverse recapitalization transaction). In this regard, pursuant to the purchase agreement for the private placement, each of the investors acknowledged that Format may have been a shell company prior to the consummation of the reverse recapitalization and acknowledged the limitations on the availability of Rule 144 to stockholders of a company that was at any time a shell company. Format acknowledged substantially the same in the merger agreement for the reverse recapitalization transaction, and Ryan and Michelle Neely assumed responsibility for such acknowledgment in the stock repurchase and debt satisfaction agreement.

Since May 5, 2012, a person who is not our affiliate and has not been our affiliate for the previous three months, and who beneficially owns shares of our common stock that constitute restricted securities, is able to sell all such shares once at least six months have passed since the shares were last acquired from us or one of our affiliates, provided that we satisfy the current public information requirement discussed above. To the extent such shares of common stock were issued to any person upon conversion of shares of our preferred stock or were issued upon “cashless” (net issue) exercise of the warrant issued to Roth Capital Partners or are issued upon “cashless” (net issue) exercise of our outstanding warrants, any such person was, or will be, as applicable, entitled to “tack” the period during which such person held shares of our preferred stock or warrants, as applicable. The applicable holding period for shares of our common stock issued upon exercise of warrants, other than through cashless exercise, will be a period of six months from the date of exercise.

Persons who are our affiliates at the time of, or at any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of restricted or unrestricted securities (in the case of shares that constitute “restricted securities,” once at least six months have passed since the shares were last acquired from us or one of our other affiliates) that does not exceed the greater of (1) one percent of the number of shares of our common stock then outstanding, and (2) if our common stock is then listed on a national securities exchange, the average weekly trading volume of our common stock on such exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of shares of our common stock.

Sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

For purposes of computing the holding period under Rule 144, stockholders should be deemed to have acquired their shares of the common stock of the surviving entity in the migratory merger on the date they originally acquired their shares of our common stock or our preferred stock.

Registration Rights

In accordance with the registration rights agreement we entered into with the investors in the private placement and Roth Capital Partners, LLC, we have filed registration statements on Form S-1 under the Securities Act, and post-effective amendments to such registration statements, relating to the sale from time to time by the holders of the shares of common stock issued upon conversion of the preferred stock and the warrantholders of the shares of common stock issuable upon exercise of the warrants issued in the private placement. See “Description of Capital Stock — Registration Rights” for a description of registration rights granted to investors in the private placement, to Roth Capital Partners and to Gary Winemaster, Kenneth Winemaster and Thomas Somodi.

Registration on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our 2012 Incentive Compensation Plan. As a result, shares issued pursuant to such stock incentive plan, including upon the vesting or exercise of equity awards, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the 90-day lock-up period, as applicable.

Material United States Federal Income Tax Consideration for Non-U.S. Holders of Common Stock

The following discussion is a general summary of the material U.S. federal income tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “Non-U.S. Holder.” You are a Non-U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of shares of our common stock and are neither a partnership or other entity classified as a partnership for U.S. federal income tax purposes nor:

•	a citizen or resident of the United States;

•	a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The discussion below assumes that a Non-U.S. Holder’s investment in our common stock is not effectively connected with a trade or business conducted in the United States by a Non-U.S. holder or, if a tax treaty applies to the Non-U.S. Holder, that its investment is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, bank, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except, to a limited extent below, U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, which we refer to as the IRS, and all other applicable authorities. All these authorities are subject to change, possibly with retroactive effect.

We urge prospective investors to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions

Although we do not anticipate that we will make any distributions on our common stock in the foreseeable future, to the extent we make distributions on our common stock out of our current or accumulated earnings and profits, such distributions will be treated as ordinary dividends for U.S. federal income tax purposes. Dividends paid to Non-U.S. Holders will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly provide us with an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty. Special certification and other requirements may apply if you hold shares of our common stock through certain foreign intermediaries. Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital up to your adjusted tax basis in your shares of our common stock. To the extent that such distributions exceed the adjusted tax basis of your shares, they will give rise to a U.S. tax liability only if you otherwise would be subject to tax on any gain from the sale or disposition of your shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will exceed our current and accumulated earnings and profits, then the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, you may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution did, in fact, exceed our current and accumulated earnings and profits.

Sale or Other Disposition of Our Common Stock

Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	you are an individual, you are present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition and you meet other conditions; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have not been and do not anticipate we will become) and you hold or have held, directly or indirectly, more than 5% of our common stock at any time within the five-year period ending on the date of disposition of our common stock.

If you are described in the first bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year. Non-U.S. Holders should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to you the amount of any dividends we pay to you and the amount of tax withheld. Dividends or proceeds from the disposition of stock that are paid to you may be subject to information reporting and backup withholding unless you provide proper certification of your status as a Non-U.S. Holder or an IRS Form W-8BEN or you provide other certification establishing that you qualify for an exemption (an “exempt recipient”) and neither we nor our paying agent has actual knowledge (or reason to know) that you are a United States person. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. income tax liability by filing a refund claim with the IRS.

In general, backup withholding and information reporting will not apply to the payment of proceeds from the disposition of our common stock through the non-U.S. office of a broker, except that in the case of a broker that is a United States person or has certain specified relationships or connections with the United States, information reporting will apply unless the broker has documentary evidence in its files that you are not a United States person and the broker does not have actual knowledge (or reason to know) that you are a United States person and certain other conditions are satisfied, or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You should consult your own tax advisors regarding the application of the information reporting and backup withholding rules to you.

FATCA Withholding

U.S. tax legislation (“FATCA”) enacted in 2010 and subsequent regulations provide that a 30% withholding tax will be imposed on distributions (for payments made after December 31, 2013) and the gross proceeds from a sale of shares (for sales made after December 31, 2016) to a foreign entity if such entity fails to satisfy certain new disclosure and reporting rules. In general, these new disclosure and reporting rules require that (i) in the case of a foreign financial entity, the entity identify and provide information in respect of financial accounts held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial U.S. owners of such entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. In the event of noncompliance with the revised requirements, withholding at a rate of 30% on distributions in respect of, and gross proceeds from the sale of, our shares held by or through such foreign entities would be imposed. You should consult with your own tax advisors regarding the application of these rules to your investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death may be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

The preceding discussion of U.S. federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult their own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated               , 2013, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Craig-Hallum Capital Group LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Craig-Hallum Capital Group LLC
Roth Capital Partners, LLC

Total	1,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below.

The underwriters have a 30-day option to purchase up to 255,000 additional shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $     per share. After this offering, the public offering price and concession may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay assuming (i) the underwriters do not exercise their over-allotment option and (ii) the underwriters exercise their over-allotment option in full:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us
Expenses payable by us			$125,000	$125,000
Underwriting Discounts and Commissions paid by selling stockholders
Expenses payable by selling stockholders

We have agreed to reimburse the underwriters up to $125,000 of their fees and expenses in connection with this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Craig-Hallum Capital Group for a period of 90 days after the date of this prospectus. If (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Craig-Hallum Capital Group waives, in writing, such an extension

Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Craig-Hallum Capital Group for a period of 90 days after the date of this prospectus. If (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Craig-Hallum Capital Group waives, in writing, such an extension.

Craig-Hallum Capital Group, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Craig-Hallum Capital Group will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters have agreed to indemnify us and the selling stockholders against liabilities under the Securities Act, or contribute to payments that we or the selling stockholders may be required to make in that respect, with respect to certain information provided by them expressly for use herein, and Craig-Hallum Capital Group LLC has specifically agreed to indemnify us and the selling stockholders against liabilities that we or the selling stockholders may incur as a result of the distribution of a prior research report, or to contribute to payments that we or the selling stockholders may be required to make in that respect.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. In particular, Roth Capital Partners, LLC served as the placement agent in our private placement completed on April 29, 2011 and Craig-Hallum Capital Group has served as a broker on behalf of Kenneth Winemaster pursuant to a Rule 10b5-1 trading plan. All of the shares under the 10b5-1 trading plan have been previously sold.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, referred to as a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Capital Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Order. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Katten Muchin Rosenman LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

Experts

The consolidated financial statements as of December 31, 2012, and for the year ended December 31, 2012, appearing in this prospectus have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of such registration statement, does not contain all of the information set forth in such registration statement or the exhibits and schedules that are part of such registration statement. For further information about us and our common stock, you may refer to this registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may read, without charge, and copy, at prescribed rates, all or any portion of this registration statement or any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including this registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. These reports, proxy statements and other information will also be available on the Internet website of the SEC referred to above and our website www.powersint.com (which is not part of this prospectus). We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors. However, these reports and other information so filed with the SEC do not constitute part of this prospectus, and purchasers of our common stock should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC.

POWER SOLUTIONS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2013	December 31, 2012
(Dollar amounts in thousands, except per share amounts)
ASSETS
Current assets
Cash	$295	$543
Accounts receivable, net	36,687	37,480
Inventories, net	41,546	39,968
Prepaid expenses and other current assets	1,568	1,910
Deferred income taxes	2,176	2,176

Total current assets	82,272	82,077

Property, plant & equipment, net	7,828	7,145
Other noncurrent assets	1,373	1,543

TOTAL ASSETS	$91,473	$90,765

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$22,107	$26,579
Income taxes payable	1,988	1,074
Accrued liabilities	4,346	5,011

Total current liabilities	28,441	32,664

LONG-TERM OBLIGATIONS
Revolving line of credit	31,945	30,942
Deferred income taxes	136	136
Private placement warrants	7,055	3,666
Other noncurrent liabilities	628	623

TOTAL LIABILITIES	68,205	68,031

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY
Series A convertible preferred stock — $0.001 par value. Authorized: 114,000 shares. Issued and outstanding: -0- shares at March 31, 2013 and December 31, 2012.	—	—
Common stock — $0.001 par value. Authorized: 50,000,000 shares. Issued: 10,047,546 and 9,909,212 shares at March 31, 2013 and December 31, 2012, respectively. Outstanding: 9,216,621 and 9,078,287 at March 31, 2013 and December 31, 2012, respectively.	10	10
Additional paid-in-capital	14,323	10,862
Retained earnings	13,185	16,112
Treasury stock, at cost, 830,925 shares at March 31, 2013 and December 31, 2012.	(4,250)	(4,250)

TOTAL STOCKHOLDERS’ EQUITY	23,268	22,734

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$91,473	$90,765

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollar amounts in thousands, except per share amounts)	Three months ended March 31, 2013	Three months ended March 31, 2012
Net sales	$52,576	$48,072
Cost of sales	43,407	39,843

Gross profit	9,169	8,229
Operating expenses:
Research & development and engineering	1,771	1,727
Selling and service	1,880	1,702
General and administrative	2,438	1,764

Total operating expenses	6,089	5,193

Operating income	3,080	3,036

Other expense:
Interest expense	194	227
Other expense, net	4,846	628

Total other expense	5,040	855

(Loss) income before income taxes	(1,960)	2,181
Income tax provision	967	1,031

Net (loss) income	$(2,927)	$1,150

Weighted-average common shares outstanding:
Basic	9,100,111	9,064,537
Diluted	9,100,111	9,064,537
(Loss) earnings per share — basic
Common shares	$(0.32)	$0.13

(Loss) earnings per share — diluted
Common shares	$(0.32)	$0.13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollar amounts in thousands)	Three months ended March 31, 2013	Three months ended March 31, 2012
Cash flows from operating activities
Net (loss) income	$(2,927)	$1,150
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	364	232
Deferred income taxes	—	(308)
Equity based compensation expense	207	—
Increase (decrease) in accounts receivable allowances	(16)	42
Increase in valuation of private placement warrants	4,846	593
Loss on disposal of assets	—	36
(Increase) decrease in operating assets:
Accounts receivable	809	1,896
Inventories	(1,578)	(8,820)
Prepaid expenses and other current assets	503	(522)
Increase (decrease) in operating liabilities:
Accounts payable	(4,852)	8,089
Accrued liabilities	(665)	(246)
Income taxes payable	914	1,184
Other noncurrent liabilities	14	(26)

Net cash (used in) provided by operating activities	(2,381)	3,300

Cash flows from investing activities
Purchases of property, plant and equipment	(667)	(345)

Net cash used in investing activities	(667)	(345)

Cash flows from financing activities
Decrease in cash overdraft	—	(3,780)
Advances from revolving line of credit-post March 20, 2012 amendment	27,503	561
Repayments of revolving line of credit-post March 20, 2012 amendment	(26,500)	(3,725)
Net change in revolving line of credit-prior to March 20, 2012 amendment	—	4,249
Payments on long-term debt and capital lease obligations	—	(6)
Proceeds from exercise of private placement warrants	1,797	—
Cash paid for transaction and financing fees	—	(98)

Net cash provided by (used in) financing activities	2,800	(2,799)

Net change in cash	(248)	156
Cash at beginning of period	543	—

Cash at end of period	$295	$156

Supplemental disclosures of cash flow information
Cash paid for interest	$201	$189
Cash paid for income taxes	55	155
Supplemental disclosure of non-cash transactions
Unpaid property, plant, equipment and other assets	$371	$75
Fair value of private placement warrants exercised	1,457	—
Transaction fees	—	105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Tabular dollar amounts in thousands, except per share amounts)

1. Description of the Company and business operations

Description of the company

Power Solutions International, Inc., a Delaware corporation, is the successor in a migratory merger to Power Solutions International, Inc., a Nevada corporation (“Power Solutions International” and “PSI” refer to Power Solutions International, Inc., a Nevada corporation, prior to the consummation of the migratory merger, and Power Solutions International, Inc., a Delaware corporation, following the consummation of the migratory merger).

Power Solutions International, Inc., a Nevada corporation, was formerly known as Format, Inc. (“Format”), and prior to the consummation of a reverse recapitalization, was engaged, to a limited extent, in EDGARizing corporate documents for filing with the Securities and Exchange Commission (“SEC”) and in providing limited commercial printing services. On April 29, 2011, Format consummated a reverse acquisition transaction with The W Group, Inc. and its subsidiaries (“The W Group”), and in connection with this transaction, Format changed its corporate name to Power Solutions International, Inc. The W Group remained as the surviving corporation of the reverse acquisition, becoming a wholly-owned subsidiary of Power Solutions International.

The W Group was the accounting acquirior in the reverse recapitalization with Format, Inc. Accordingly, with respect to the period prior to the reverse recapitalization, it is The W Group’s historical financial position and results of operations that are presented in the unaudited condensed consolidated financial statements, with The W Group’s historical equity restated to reflect the originally issued and outstanding equity of Format, plus the equity issued by Power Solutions International, pursuant to the reverse recapitalization.

Unless the context otherwise requires, the “Company” refers to The W Group prior to the closing of the reverse recapitalization on April 29, 2011, and Power Solutions International, Inc. as successor to the business of The W Group, following the completion of the reverse recapitalization.

Refer to Note 4, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” for further description of these transactions.

Nature of business operations

The Company is a global producer and distributor of a broad range of high performance, certified low emission, power systems for original equipment manufacturers of off-highway industrial equipment (“industrial OEMs”). The Company’s customers include companies that are large, industry-leading and/or multinational organizations, and the Company is a sole source provider of alternative fuel power systems for most of its customers. The Company’s products and services are sold predominantly to customers throughout North America, as well as, to customers located throughout Asia and Europe. The Company operates as one business and geographic segment.

The Company’s power systems are highly engineered, comprehensive systems which, through its technologically sophisticated development and manufacturing processes, including its in-house design, prototyping, testing and engineering capabilities and its analysis and determination of the specific components to be integrated into a given power system (driven in large part by emission standards and cost restrictions required, or desired, to be met), allow the Company to provide to its customers power systems customized to meet specific industrial OEM application requirements, other technical specifications of customers, and requirements imposed by environmental regulatory bodies. The Company’s power system configurations range from a basic engine integrated with appropriate fuel system components to completely packaged power systems that include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. The Company purchases engines from third party suppliers and has recently begun producing an internally-designed engine, all of which engines are then integrated into the Company’s power systems. Additionally, the Company has begun designing and developing other engines in-house. Of the other components that the Company integrates into its power systems, a substantial portion consist of internally designed components and components for which the Company coordinates significant design efforts with third party suppliers, with the remainder consisting largely of parts that are sourced off-the-shelf from third party suppliers. Some of the key components (including all of the engines) embody proprietary intellectual property of the Company’s suppliers. As a result of its design and manufacturing capabilities, the Company is able to provide to its customers a comprehensive power system which can be incorporated, using a single part number, directly into a customer’s specified application. Capitalizing on its expertise in developing and manufacturing emission-certified power systems and its access to the latest power system technologies, the Company believes that it is able to provide complete “green” power systems to industrial OEMs at a low cost and with fast design turnaround. In addition to the certified products described above, the Company sells diesel and non-certified power systems and aftermarket components.

2. Basis of presentation

Unaudited condensed consolidated financial statements

The unaudited condensed consolidated financial statements of Power Solutions International, Inc. present information in accordance with generally accepted accounting principles in the U.S. (“GAAP”), have been prepared pursuant to the rules and regulations of the SEC and, in the opinion of management, reflect all normal and recurring adjustments necessary to present fairly the interim periods of the unaudited condensed consolidated financial position, results of operations and cash flows of the Company and its wholly-owned subsidiaries for the periods presented.

These unaudited condensed consolidated financial statements should be read in conjunction with, and have been prepared in conformity with the accounting principles reflected in, the consolidated financial statements and related notes included in PSI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. As these financial statements have been prepared pursuant to the rules and regulations of the SEC, certain information and disclosures normally included in the financial statements and related notes prepared in accordance with GAAP have been condensed or omitted.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of Power Solutions International, Inc., and its direct and indirect wholly-owned subsidiaries, The W Group, Inc., Power Production, Inc., Power Great Lakes, Inc., Power Solutions, Inc., Power Global Solutions, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., XISync, LLC, PSI International, LLC, and Power Properties, L.L.C. Collectively, these entities produce and distribute off-highway industrial engines and provide aftermarket support for the industrial engine market. All significant intercompany balances and transactions have been eliminated in the consolidation.

Significant accounting policies

The Company’s significant accounting policies as of December 31, 2012 are described in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2013. There have been no material changes with respect to the Company’s significant accounting policies subsequent to December 31, 2012.

3. Recently issued accounting pronouncements

The Company evaluates the pronouncements of authoritative accounting organizations, including the Financial Accounting Standards Board (FASB), to determine the impact of new pronouncements on GAAP and the Company. There were no new accounting pronouncements that have been issued or adopted during the three months ended March 31, 2013, that are expected to have a significant effect on the Company’s unaudited condensed consolidated financial statements.

4. Reverse recapitalization of The W Group, private placement, reverse split and migratory merger

On April 29, 2011, Power Solutions International, Inc. (formerly known as Format, Inc.) completed a reverse acquisition transaction (“Reverse Recapitalization”) in which PSI Merger Sub, Inc., a Delaware corporation that was newly-created as a wholly-owned subsidiary of Power Solutions International, Inc., merged with and into The W Group. The W Group remained as the surviving corporation of the reverse acquisition transaction and became a wholly-owned subsidiary of Power Solutions International, Inc. Pursuant to an agreement and plan of merger, all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the reverse acquisition transaction converted into, and Power Solutions International, Inc. issued to the three stockholders of The W Group, an aggregate of 10,000,000 shares of common stock and 95,960.90289 shares of Series A Convertible Preferred Stock (both share amounts prior to the Reverse Split defined below).

In accordance with ASC 805, Business Combinations, The W Group was considered the accounting acquiror for accounting purposes, and accounted for the transaction as a reverse recapitalization because (1) The W Group’s former stockholders received the greater portion of the voting rights in the combined entity, (2) The W Group’s senior management represented all of the senior management of the combined entity and (3) immediately prior to the transaction, Format, Inc., was a company with nominal operations and assets. Consequently, the assets and liabilities and the historical operations that are reflected in Power Solutions International, Inc.’s unaudited condensed consolidated financial statements are those of The W Group and have been recorded at the historical cost basis of The W Group, with a recapitalization adjustment to report the issued equity of PSI.

The results of operations of Format, Inc. have not been included in the unaudited condensed consolidated statement of operations from the date of the Reverse Recapitalization, April 29, 2011, because Format had nominal operations and assets, which consisted mostly of cash immediately prior to consummation of the Reverse Recapitalization transaction. In accordance with the accounting for an entity with nominal operations and assets under a reverse recapitalization transaction, the net income and equity of Format immediately prior to the Reverse Recapitalization were reclassified to preferred equity. The related party obligations owed by Format immediately prior to the Reverse Recapitalization were settled through the terms of a repurchase agreement, while the remaining obligations were settled with the available cash on Format Inc.’s balance sheet. Immediately prior to the reverse acquisition transaction, Format had assets with a net book value of $5,000 which were written off in connection with the transaction.

Concurrent with the closing of the Reverse Recapitalization, Power Solutions International, Inc. and The W Group entered into a purchase agreement (“Private Placement”) whereby Power Solutions International, Inc. completed the sale of an aggregate of 18,000 shares of PSI preferred stock together with warrants (“Private Placement Warrants”) representing the right to purchase an aggregate of 24,000,007 shares of PSI common stock (share amount prior to the Reverse Split), subject to certain limitations on exercise. The shares of PSI preferred stock issued in the Private Placement were initially convertible into an aggregate of 48,000,007 shares of PSI common stock (share amount prior to the Reverse Split), subject to certain limitations. In consideration, Power Solutions International, Inc. and The W Group received proceeds of $18.0 million before transaction fees, costs and expenses of approximately $5.1 million in connection with the Reverse Recapitalization and Private Placement.

In connection with the Private Placement, the Company also issued to Roth Capital Partners, LLC (“Roth”) a warrant (“Roth Warrant”) to purchase initially 3,360,000 shares of PSI common stock (share amount prior to the Reverse Split), subject to certain limitations on exercise set forth in the Roth Warrant. On September 1, 2011, the Roth Warrant was exercised.

In connection with, and prior to the consummation of, the Reverse Recapitalization, the board of directors of Format approved a 1-for-32 reverse stock split of issued and outstanding shares of the Company’s common stock (“Reverse Split”), immediately following the effectiveness of which each 32 issued and outstanding shares of the Company’s common stock would automatically convert into one share of Company common stock. Any stockholder of the Company that would otherwise be entitled to a fraction of a share of the Company’s common stock (after aggregating all fractional shares of the Company’s common stock to be received by such holder) as a result of the Reverse Split, would receive an additional share of the Company’s common stock (i.e., the aggregate number of shares of the Company’s common stock of a stockholder resulting from the Reverse Split would be rounded up to the nearest whole number).

Further, in connection with the Reverse Recapitalization and the Private Placement, the board of directors of Format approved a migratory merger (“Migratory Merger”) of the Company with and into a Delaware corporation that was newly-created as a wholly-owned subsidiary of the Company, which Migratory Merger would be effected for the purpose of changing the Company’s jurisdiction of incorporation from Nevada to Delaware. The parties agreed that the Reverse Split would be effected through the consummation of the Migratory Merger, whereby each 32 shares of the Company’s common stock would be converted into one share of common stock of the surviving entity in the Migratory Merger. The consummation of the Migratory Merger would constitute the Reverse Split for all purposes, as contemplated by the transaction documents entered into in connection with the consummation of the Reverse Recapitalization and the Private Placement. The consummation by the Company of the Migratory Merger, including the Reverse Split to be effected thereby, was subject to the approval of the Company’s stockholders.

The Migratory Merger and Reverse Split were approved by the stockholders at a special meeting of the Company’s stockholders held on August 25, 2011, and the Migratory Merger and the Reverse Split were effective on August 26, 2011. The Reverse Split did not affect the number of authorized shares of common stock of the Company or the par value per share of the Company’s common stock. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Company preferred stock automatically converted into a number of shares of Company common stock equal to $1,000 divided by the conversion price then in effect.

The impact of the above transactions on the Company’s issued capital is further described in Note 11, “Stockholders’ equity”.

5. Earnings per share

The Company computes earnings (loss) per share by applying the guidance stated in ASC 260, Earnings per Share, to determine the net income (loss) available per share of its common stock. Prior to the conversion of the shares of Company preferred stock to Company common stock as described in Note 4, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger”, earnings per share was calculated using the two-class method because the convertible preferred shares participated in any undistributed earnings with the common stockholders, specifically, on a one-to-one, as-if converted basis, without giving effect to the limitations on conversion of the preferred stock. Thus, under the two-class method, earnings allocated to preferred shares were based upon the proportion of the “as-if converted” preferred shares to the combined total of common shares, plus the “as-if converted” shares. Basic and diluted EPS under the two-class method were then calculated as earnings allocated to common shares divided by the weighted average of the actual common shares outstanding during the reporting period after giving effect to the adjustment for the Reverse Split.

Though the Company did not pay dividends prior to the Reverse Split, because the preferred stock granted the right to participate in undistributed earnings with Company common stock, it was considered a participating security, and the Company applied the two-class method to calculate per share amounts for distributed and undistributed earnings required under ASC 260-10-45, until all of the shares of preferred stock were converted into shares of Company common stock. Upon the effectiveness of the Reverse Split on August 26, 2011, all shares of the Company’s preferred stock automatically converted into shares of the Company’s common stock. Effective upon, and at all times since, the conversion of the Company preferred stock to Company common stock, the treasury stock method has been used to compute earnings (loss) per share.

Anti-dilutive potential common shares excluded from the diluted earnings per share computation

Diluted earnings per share, under the treasury stock method, is calculated by evaluating the dilutive effect of potential shares of the Company’s common stock issuable through the exercise of the Private Placement Warrants.

The purchase agreement for the Private Placement contains the following provision, which may be deemed to be a form of anti-dilution protection: if prior to the earlier of (a) the second anniversary of the date on which the registration statement for the shares of Company common stock underlying the preferred stock and the Private Placement Warrants becomes effective and (b) 180 days after the closing of a firm commitment public underwritten offering of equity securities resulting in gross proceeds of not less than $15.0 million, the Company issues equity securities in a public or private offering (or series of related offerings) resulting in gross proceeds to the Company of at least $5.0 million at or below an effective price per share of $12.00 (“Reset Price”), subject to further adjustment, the Company will have to issue to each investor in the Private Placement (1) additional shares of Company common stock so that after giving effect to such issuance, the effective price per share of its common stock acquired by such investors in the Private Placement will be equal to the Reset Price and (2) additional Private Placement Warrants covering a number of shares of Company common stock equal to 50% of the shares of its common stock issued pursuant to clause (1) above.

These provisions are not triggered based on the market price of Company common stock, but rather on the issuance by the Company of additional equity securities below an effective price per share of $12.00. The contingent issuance of additional common shares as a result of the anti-dilution provisions discussed above represents a market-based contingency that does not become a reality until the Company issues securities in the manner described above. The Company’s anti-dilutive potential common shares include 597,918 shares of common stock issuable upon exercise of the Private Placement Warrants, with an exercise price of $13.00 per share.

Computation of dilutive common shares

The Company utilizes the treasury stock method described in ASC 260-10-55 to determine the number of treasury shares assumed to be purchased from the proceeds of warrant exercises, with any residual shares representing the incremental common shares to be issued and included in diluted EPS. As of March 31, 2013, the Company’s Private Placement Warrants and stock appreciation rights (“SAR” as described in Note 12, “2012 Incentive compensation Plan”) were evaluated for their potentially dilutive effect.

Due to the loss reported in the unaudited condensed consolidated statements of operating results, any potentially issuable shares of Company common stock associated with the Private Placement Warrants and the SAR granted are not included in the dilutive EPS calculation for the three months ended March 31, 2013.

For the three months ended March 31, 2012, the Company’s Private Placement Warrants were evaluated for their potentially dilutive effect using the treasury stock method. Due to the Company’s limited trading volume during this period, the Company estimated the average fair value of its common shares using the estimated fair value derived in the periodic valuation of its Private Placement Warrants liability as of March 31, 2012. Based upon an average estimated fair value of $12.06 per share of the Company’s common stock for the three months ended March 31, 2012 and an exercise price of $13.00 per share, all of the potentially issuable shares of common stock were excluded from the diluted EPS calculation because these potential shares have an anti-dilutive effect under the treasury stock method.

During the three months ended March 31, 2013, a portion of the Private Placement Warrants was exercised, resulting in the issuance of 138,334 shares of the Company’s common stock.

The computations of basic and diluted (loss) earnings per share for the three months ended March 31, 2013, and 2012, respectively, are as follows:

	Three months ended March 31,
	2013	2012
Numerator:
Net (loss) income	$(2,927)	$1,150

Denominator:
Weighted average common shares outstanding-basic	9,100,111	9,064,537
Diluted effect of common share equivalents	—	—

Weighted average common shares outstanding-diluted	9,100,111	9,064,537

(Loss) earnings per share of common shares — basic and diluted
(Loss) earnings per share of common shares — basic	$(0.32)	$0.13

(Loss) earnings per share of common shares — diluted	$(0.32)	$0.13

6. Inventories, net

Inventories consist primarily of engines and parts. Engines are valued at the lower of cost plus estimated freight-in, as determined by specific serial number identification, or market value. Parts are valued at the lower of cost (first-in, first-out) or market value. When necessary, the Company writes down inventory for an estimated amount equal to the difference between the cost of the inventory and the estimated realizable value. Additionally, an inventory reserve is provided for based upon the Company’s estimation of future demand for the quantity of inventory on hand. In determining an estimate of future demand, multiple factors are taken into consideration, including (i) customer purchase orders and customer forecasted demand; (ii) historical sales/usage for each inventory item; and (iii) utilization within a current or anticipated future power system.

Inventory consists of the following as of:

	March 31, 2013	December 31, 2012
Raw material	$38,672	$36,006
Finished goods	2,874	3,962

Total	$41,546	$39,968

7. Property, plant and equipment, net

The components of property, plant and equipment are recorded at cost and included the following as of:

	March 31, 2013	December 31, 2012
Land	$260	$260
Buildings and improvements	3,873	3,882
Office furniture and equipment	2,349	2,172
Tooling and equipment	5,582	5,505
Transportation equipment	202	223
Construction in progress	1,271	594

Property, plant and equipment, at cost	13,537	12,636
Accumulated depreciation	(5,709)	(5,491)

Property, plant and equipment, net	$7,828	$7,145

8. Fair value of financial instruments

As of March 31, 2013 and December 31, 2012, the Company measured its financial assets and liabilities under the amended ASC Topic 820, Fair Value Measurements and Disclosures of the Accounting Standards Codification, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It also establishes a three-level valuation hierarchy for disclosures of fair value measurement as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — other significant observable inputs for the assets or liabilities through corroborations with market data at the measurement date; and

Level 3 — significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

Private placement warrants liability

As of March 31, 2013 and December 31, 2012, the Company’s Private Placement Warrants were measured at fair value under ASC Topic 820, Fair Value Measurements and Disclosures of the Accounting Standards Codification. The Company’s liability for the Private Placement Warrants is measured at fair value based on unobservable inputs, and thus is considered a Level 3 financial instrument. The Company analyzes financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

As of March 31, 2013 and December 31, 2012, the Company estimated the fair value of its Private Placement Warrants with a publicly traded stock pricing approach using the Black-Scholes option pricing model. The inputs of the Black-Scholes option pricing model included the following as of:

	March 31, 2013	December 31, 2012
Market value of the Company’s common stock	$26.05	$16.18
Exercise price	$13.00	$13.00
Risk-free interest rate	0.38%	0.42%
Estimated price volatility	45%	45%
Marketability discount	15%	15%
Contractual term	3.08 years	3.33 years
Dividend yield	0.0%	0.0%

The market value of the Company’s common stock was based on its closing price on March 31, 2013 and December 31, 2012, the date of each valuation. The volatility factor noted above represented the upper end of the range of implied volatility of publicly traded call options of benchmark companies. The resulting warrant valuations as of March 31, 2013 and December 31, 2012, were discounted by 15%, reflecting the fact that the Private Placement Warrants are not directly traded and are burdened by a lack of marketability. If all other assumptions are held constant, the recorded liability of the Private Placement Warrants would increase or decrease by approximately $706,000 due to a 10% change in the value of these warrants based on the Black-Scholes option pricing model.

The following table summarizes fair value measurement by level as of March 31, 2013, for the Company’s level 3 financial liability measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
Private placement warrants liability			$7,055

The following table summarizes fair value measurements by level as of December 31, 2012, for the Company’s level 3 financial liability measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
Private placement warrants liability			$3,666

The following table summarizes the change in the estimated fair value of the Company’s Level 3 financial instrument as of March 31, 2013:

Balance at December 31, 2012	$3,666
Fair value of private placement warrants exercised	(1,457)
Increase in the value of private placement warrants	4,846

Balance at March 31, 2013	$7,055

For the three months ended March 31, 2013 and March 31, 2012, the Company recognized an expense of $4,846,000 and $593,000, respectively, due to an increase in the estimated fair value of the Company’s Private Placement Warrants that are recorded as a liability on the Company’s unaudited condensed consolidated balance sheet. These expenses were recorded as “Other expense, net” on the Company’s unaudited condensed consolidated statement of operations for the respective periods.

Financial assets and liabilities not measured at fair value

As of March 31, 2013 and December 31, 2012, the Company’s revolving line of credit (including accrued interest recorded under accrued liabilities) recorded on the unaudited condensed consolidated balance sheets were carried at cost. The carrying value of the revolving line of credit approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates approximate current rates offered to the Company for debt with similar terms and maturities, and the Company’s credit profile has not changed significantly since the origination of these financial liabilities. Under ASC Topic 825, Financial Instruments, these financial liabilities are defined as Level 2 in the three-level valuation hierarchy, as the inputs to their valuation are market observable.

9. Revolving line of credit

On April 29, 2011, in connection with the closing of the Reverse Recapitalization, The W Group and Power Solutions International, Inc. entered into a loan and security agreement (“Harris Agreement”) with BMO Harris Bank N.A. (“BMO Bank”), which replaced the existing loan and security agreement that The W Group had with a senior lender.

Prior to its March 20, 2012 amendment, the Harris Agreement provided for borrowings up to $35.0 million under a revolving line of credit and was scheduled to mature on April 29, 2014. The Harris Agreement is collateralized by substantially all of the Company’s assets. The Company was required to meet certain financial covenants, including a minimum monthly fixed charge coverage ratio and a limitation on annual capital expenditures. The Harris Agreement contained customary covenants and restrictions, including agreements to provide financial information, comply with laws, pay taxes and maintain insurance, restrictions on the incurrence of certain indebtedness, guarantees and liens, restrictions on mergers, acquisitions and certain dispositions of assets, and restrictions on the payment of dividends and distributions. In addition, the Harris Agreement required cash accounts to be held with BMO Bank. Historically, the Company’s financing arrangements, including the Harris Agreement required that cash received be applied against the Company’s revolving line of credit. Accordingly, the Company did not maintain cash on its consolidated balance sheet, but instead funded its operations through borrowings under its revolving line of credit.

Under the Harris Agreement, prior to its amendment on March 20, 2012: (a) the Company was a party to the Harris Agreement and pledged all of its shares of The W Group to BMO Bank as collateral for the revolving line of credit; (b) there were no term loans; (c) the revolving line of credit bore interest at BMO Bank’s prime rate plus an applicable margin ranging from 0% to 0.50%; or, at the Company’s option, all or a portion of the revolving line of credit could have been designated to bear interest at LIBOR plus an applicable margin ranging from 2.00% to 2.50%; (d) the Company had a limitation on annual capital expenditures; and (e) a fixed charge coverage ratio was included, except that this fixed charge coverage ratio excluded certain historical debt service costs and certain other one-time expenses, both as defined in the Harris Agreement.

On March 20, 2012, the loan and security agreement with BMO Bank was amended (the Harris Agreement, as so amended, the “Amended Agreement”) to increase the total credit facility from $35.0 million to $50.0 million and to extend the maturity date to March 20, 2017. Under the terms of the Amended Agreement: (a) the revolving line of credit bears interest at BMO Bank’s prime rate plus an applicable margin ranging from 0% to 0.50%; or, at the Company’s option, all or a portion of the revolving line of credit can be designated to bear interest at LIBOR plus an applicable margin ranging from 1.75% to 2.25%; (b) the unused revolving line fee was reduced to 0.25%; and (c) the Company is only required to report its compliance with the fixed charge coverage ratio for any month when the Company’s Excess Availability, as defined in the Amended Agreement, is less than the Liquidity Threshold. The Liquidity Threshold is defined as the greater of (i) $7.5 million or (ii) 12.5% of the total credit facility of $50.0 million, as may be reduced from time to time pursuant to the terms of the Amended Agreement. When required to report its compliance with the fixed charge coverage ratio, the Company must continue to report its compliance with the fixed charge coverage ratio until it has exceeded the Liquidity Threshold for 60 consecutive days. Additionally, under the Amended Agreement, cash balances are no longer automatically swept by BMO Bank, and, as a result, from time to time, the Company may carry cash balances on its consolidated balance sheet.

On November 8, 2012, the loan and security agreement with BMO Bank was further amended (the Harris Agreement, as so amended, “Harris Amended Agreement II”). The Harris Amended Agreement II increased the Company’s thresholds for certain transactions, allowing the Company to: (i) make acquisitions up to an aggregate of $2.0 million, (ii) enter into joint ventures up to an aggregate of $2.0 million, up from $500,000, and (iii) make annual capital expenditures up to an aggregate of $8.0 million, up from $4.0 million. These thresholds are subject to certain limitations as set forth in the Harris Amended Agreement II.

As of March 31, 2013, $6.9 million of the Company’s outstanding borrowings under its revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance of $25.0 million as of March 31, 2013, had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to 1.95%. The unused and available revolving line of credit balance was $18.1 million at March 31, 2013.

As of December 31, 2012, $5.9 million of the Company’s outstanding borrowings under its revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance of $25.0 million as of December 31, 2012, had been designated to bear interest at the LIBOR rate, plus an applicable margin which equated to 1.96%. The unused and available revolving line of credit balance was $19.1 million at December 31, 2012.

10. Income taxes

At the end of each interim period, the Company applies its estimated annual effective tax rate (“ETR”) to its interim earnings before considering the tax effect of any discrete items. The Company also records the tax impact of certain unusual or infrequently occurring items, including the effects of changes in valuation allowances and tax laws or rates, in the interim period in which they occur. Any penalties and/or interest incurred in connection with the payment of the Company’s income tax obligations are classified within general and administrative expenses and interest expense, respectively.

The computation of the estimated annual ETR for each interim period requires certain estimates and significant judgments, including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in state jurisdictions, estimates of permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained, or the tax environment changes. For the 2013 fiscal year, the Company’s estimated annual ETR is 37%, which excludes the impact of changes in the valuation of the Private Placement Warrants which is a non-taxable transaction. Given the subjectivity and volatility of the valuation of the Private Placement Warrants, it is not possible to project the impact of the change in the Private Placement Warrants in the computation of the Company’s estimated annual ETR. As a result, the Company’s reported ETR will differ from the estimated annual ETR due to the changes in the valuation of the Private Placement Warrants in the periods in which such changes occur.

For three months ended March 31, 2013, the Company’s ETR was not meaningful due to the significance of the change in the valuation of the Private Placement Warrants on income which resulted in a pre-tax financial loss and its exclusion from the computation of taxable income (loss). The Company’s ETR for the three months ended March 31, 2012 was 47.3% after taking into account the non-deductibility of the expense associated with the Private Placement Warrants recognized in the period. Excluding the impact of the expense associated with the Private Placement Warrants, the Company’s effective income tax rate was 36.2% in the three months ended March 31, 2012.

11. Stockholders’ equity

The Company’s equity securities and the Private Placement Warrants, issued in connection with the transactions described in Note 4, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” are described below.

Common stock

Each holder of a share of the Company’s common stock is entitled to one vote per share held on each matter to be considered by holders of the Company’s common stock. Holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors. The Company’s current policy is to retain earnings for operations and growth. Upon any liquidation, dissolution or winding-up of the Company, the holders of the Company’s common stock are entitled to share ratably in all assets available for distribution, after payment of, or provision for, all liabilities and the preferences of any then outstanding shares of Company preferred stock. The holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights.

Private placement warrants

Each investor in the Private Placement as described in Note 4, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” received a number of Private Placement Warrants equal to one-half the number of shares of the Company’s common stock issuable upon conversion of the shares of the Company’s preferred stock purchased by such investor. At issuance, the Private Placement Warrants represented the right to purchase a total of 750,002 shares of the Company’s common stock at an exercise price of $13.00 per share, as adjusted for the Reverse Split, subject to further adjustment for non-cash dividends, distributions, stock splits or other reorganizations or reclassifications of the Company’s common stock. The Private Placement Warrants are also subject to full ratchet anti-dilution protection whereby, upon the issuance (or deemed issuance) of shares of the Company’s common stock at a price below the then-current exercise price of the Private Placement Warrants, subject to specified exceptions, the exercise price of the Private Placement Warrants will be reduced to the effective price of the Company’s common stock so issued (or deemed to be issued). The Private Placement Warrants will expire on April 29, 2016.

At any time beginning six months after the closing of the Private Placement at which the Company is required to register the shares issuable upon exercise of the Private Placement Warrants pursuant to the registration rights agreement entered into in connection with the Private Placement, but such shares may not be freely sold to the public, the Private Placement Warrants may be “cashlessly” exercised by their holders. In such circumstances, the warrant holders may “cashlessly” exercise the Private Placement Warrants by causing the Company to withhold a number of shares of its common stock otherwise issuable upon such exercise having a value, based upon the market price of the Company’s common stock (such market price as defined in the purchase agreement for the Private Placement), equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the Private Placement Warrants will occur without any cash being paid by the holders of the Private Placement Warrants. Because the shares issuable upon exercise of the Private Placement Warrants are currently available for resale pursuant to effective registration statements filed by the Company with the SEC, the Private Placement Warrants may not be “cashlessly” exercised at this time. The Private Placement Warrants further include a requirement that, from and after the effective date of the Reverse Split, the Company will keep reserved out of the authorized and unissued shares of its common stock sufficient shares to provide for the exercise of the Private Placement Warrants.

Also, pursuant to the purchase agreement for the Private Placement, additional shares of the Company’s common stock and additional warrants may be issued to the investors in the Private Placement in the event that the Company issues securities in a public or private offering or in a series of related offerings, resulting in gross proceeds to the Company of at least $5.0 million, at or below an effective price per share of $12.00 as adjusted for the Reverse Split, subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of the Company’s common stock. The Company’s Private Placement Warrants are accounted for as a liability, in accordance with ASC 480-10-25-14, Distinguishing Liabilities from Equity. ASC 480-10-25-14 states that, if an entity must or could settle an instrument by issuing a variable number of its own shares, and, as in this case, the obligation’s monetary value is based solely or predominantly on variations in the fair value of the company’s equity shares, but moves in the opposite direction, then the obligation to issue shares is to be recorded as a liability at the inception of the arrangement, and is adjusted with subsequent changes in the fair value of the underlying stock. The effect of the change in value of the obligation is reflected as “Other expense, net” in the Company’s unaudited condensed consolidated statement of operations.

Shares reserved for specific purposes

As of March 31, 2013 and December 31, 2012, 597,918 shares of Company common stock and 736,252 shares of Company common stock, respectively, remained reserved for the exercise of the Private Placement Warrants, in accordance with the terms of the purchase agreement for the Private Placement.

The Company and Gary S. Winemaster, the Company’s Chief Executive Officer and President, and Chairman of the Board of Directors of the Company, entered into a Stock Purchase Agreement, pursuant to which, on October 31, 2011, the Company purchased from Mr. Winemaster 830,925 shares of Company common stock for $4.25 million, or $5.11 per share. These shares were returned to the Company’s treasury as authorized and issued, but not outstanding, shares of common stock of the Company. These 830,925 shares of Company common stock have been reserved for awards pursuant to the Company’s 2012 Incentive Compensation Plan. Contingently issuable shares, as described below, will be reserved when the conditions for their issuance have been met.

Contingently issuable securities

As described above under “Private placement warrants,” additional shares of the Company’s common stock and additional warrants may be issued to the investors in the Private Placement in certain events. The conditions under which such issuance may occur have not occurred as of March 31, 2013, nor were they reasonably likely to occur as of the date of issuance of the unaudited condensed consolidated financial statements presented herein.

Registration rights agreement

In connection with the Private Placement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the investors in the Private Placement and Roth Capital Partners, LLC, pursuant to which it agreed to file a registration statement on Form S-1, with the SEC, covering the resale of “Registrable Securities” (as defined below) (which includes the shares of the Company’s common stock that were issuable upon conversion of shares of the Company’s preferred stock originally issued in the Private Placement and shares of the Company’s common stock issuable upon exercise of the Private Placement Warrants and shares of the Company’s common stock that were issuable upon exercise of the Roth Warrant), on or before the date which is 30 days after the closing date of the Private Placement, and to use its commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable. The Company further agreed, within 30 days after it becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, to file a registration statement on Form S-3 covering the Registrable Securities. Pursuant to the Private Placement Registration Rights Agreement, the holders of Registrable Securities are also entitled to certain piggyback registration rights. “Registrable Securities,” as contemplated by the Private Placement Registration Rights Agreement, means certain shares of the Company’s common stock, including those shares that were issuable upon conversion of shares of Company preferred stock issued in the Private Placement and shares of the Company’s common stock issuable upon exercise of the Private Placement Warrants and the shares of the Company’s common stock that were issued upon exercise of the Roth Warrant; provided, that, any such share shall cease to be a Registrable Security upon (A) sale pursuant to the registration statement or Rule 144 under the Securities Act, (B) such share becoming eligible for sale without restriction by the selling securityholder holding such security pursuant to Rule 144 under the Securities Act or (C) such share otherwise becoming eligible for sale without restriction pursuant to Section 4(1) of the Securities Act, provided that, any restrictive legend on any certificate or other instrument representing such shares has been removed or there has been delivered to the transfer agent for such shares irrevocable documentation (including any necessary legal opinion) to the effect that, upon submission by the applicable selling securityholder of the certificate or instrument representing such security, any such restrictive legend shall be removed.

The Company is obligated to maintain the effectiveness of the registration statement until the earliest of (1) the first date on which all Registrable Securities covered by such registration statement have been sold, (2) the first date on which all Registrable Securities covered by such registration statement may be sold without restriction pursuant to Rule 144 or (3) the first date on which none of the securities included in the registration statement constitute Registrable Securities.

In addition, at any time beginning six months after the closing of the Private Placement at which the Company was required to register the shares issuable upon exercise of the Private Placement Warrants, but such shares may not be freely sold to the public, the warrants may be “cashlessly” exercised by the holders thereof. In such circumstances, the warrant holders may “cashlessly” exercise the Private Placement Warrants by causing the Company to withhold a number of shares of its common stock otherwise issuable upon such exercise having a value, based upon the market price (such market price as defined in the purchase agreement for the Private Placement) of the Company’s common stock, equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the Private Placement Warrants will occur without any cash being paid by the holders of the Private Placement Warrants to the Company. Because the shares issuable upon exercise of the Private Placement Warrants are currently available for resale pursuant to effective registration statements filed by the Company with the SEC, the Private Placement Warrants may not be “cashlessly” exercised at this time.

In connection with the consummation of the Reverse Recapitalization, the Company also entered into a registration rights agreement with the former stockholders of The W Group, pursuant to which it agreed to provide to such persons certain piggyback registration rights with respect to shares of the Company’s capital stock, including shares issuable upon exercise, conversion or exchange of securities, held by such persons at any time on or after the closing of the Reverse Recapitalization. The piggyback registration rights under this Registration Rights Agreement are subject to customary cutbacks and are junior to the piggyback registration rights granted to investors in the Private Placement and to Roth pursuant to the Registration Rights Agreement entered into in connection with the Private Placement.

The Company had a commitment to file a registration statement with the SEC as described above. If a registration statement was not filed with the SEC on or prior to the date which was 30 days after the closing date of the Private Placement, or if (1) a registration statement covering the Registrable Securities was not declared effective by the SEC prior to the earlier of (A) five business days after the SEC informed the Company that no review of such registration statement would be made or that the SEC had no further comments on such registration statement, or (B) the 120th day after the closing of the Private Placement, or (2) after a registration statement had been declared effective by the SEC, sales could not be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then the Company would have been required to pay amounts representing liquidated damages to each of the investors. Specifically, in any such case the Company would have been required to pay each investor 1.5% of the aggregate amount invested by such investor for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed with the SEC or been declared effective, or was unavailable, as applicable. Thus, liquidated damages to investors could have amounted to approximately $0.3 million every 30 days. The terms of the Registration Rights Agreement did not specify a maximum potential amount of liquidated damages and settlement alternatives were not provided. As the payment of liquidated damages did not appear probable at inception of the Private Placement, and remained so as of the date that any subsequent financial statements were issued, the Company did not record any contingent liability as an allocation of the gross proceeds from the Private Placement, nor subsequently, as an expense in accordance with ASC 450-20, Loss Contingencies. A registration statement covering the Registrable Securities was declared effective on August 26, 2011 by the SEC, which resolved the contingency regarding the registration statement being declared effective.

12. 2012 Incentive compensation plan

On May 30, 2012, the Board of Directors of the Company approved and adopted the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”), and the 2012 Plan was approved by a majority of the Company’s stockholders at the Company’s annual meeting held on August 29, 2012. Under the 2012 Plan, the 830,925 shares of the Company’s common stock currently held in treasury are available for awards pursuant to the 2012 Plan. The 2012 Plan is administered by the Compensation Committee of the Board of Directors, which consists only of independent, non-employee directors.

The 2012 Plan is a broad-based plan which allows for a variety of different types of awards, including (but not limited to) non-qualified options, incentive stock options, stock appreciation rights, restricted stock, deferred stock and performance units, to be made to the Company’s executive officers, employees, consultants and directors. The 2012 Plan is intended to assist the Company in attracting and retaining exceptionally qualified employees, consultants and directors to support the sustained progress, growth and profitability of the Company.

SAR Award Agreement

On June 6, 2012 (the “Grant Date”), the Compensation Committee of the Board of Directors approved, and the Company granted, a SAR to the Company’s Chief Operating Officer (“Grantee”) pursuant to the 2012 Plan and a Stock Appreciation Rights Award Agreement (“Award Agreement”), dated as of the Grant Date. The SAR granted to the Grantee covers an aggregate of 543,872 shares of Company common stock and is exercisable only in whole shares at a price per share of $22.07.

The SAR granted to the Grantee will vest and become exercisable ratably on each of the first three anniversaries of the Grant Date (“graded vesting”). In addition, the SAR will not become exercisable until the date that is the last of any seven Valuation Dates (as defined in the Award Agreement) within any period of ten or fewer consecutive Valuation Dates that commence after May 30, 2012 and prior to May 30, 2022, on each of which the market value per share of Company common stock is at least $22.07. The SAR expires on the tenth anniversary of the Grant Date.

The SAR entitles the Grantee to receive, upon any exercise, a number of shares of the Company’s common stock equal to (i) the number of shares for which the SAR is being exercised multiplied by the value of one share of the Company’s common stock on the date of exercise (determined as provided in the Award Agreement), (ii) less the number of shares for which the SAR is being exercised multiplied by $22.07, (iii) divided by the value of one share of the Company’s common stock on the date of exercise (determined as provided in the Award Agreement). The exercised SAR is to be settled only in whole shares of the Company’s common stock, and the value of any fractional share of the Company’s common stock will be forfeited.

The SAR granted is accounted for as equity, in accordance with ASC 718, Compensation — Stock Compensation. ASC 718-10-25-11 states that options or similar instruments on shares shall be classified as liabilities if either the underlying shares are classified as liabilities or the entity can be required under any circumstance to settle the option or similar instrument by transferring cash or other assets. The Company’s underlying shares are classified as equity, and under the terms of the Stock Appreciation Rights Award Agreement, the Company must settle the exercised portion of the SAR in shares of the Company’s common stock. As such, the Company has accounted for the SAR as equity.

As of the Grant Date, the fair value of the SAR was estimated using the Black-Scholes option pricing model. The inputs of the Black-Scholes option pricing model included the fair value of the Company’s common stock, exercise price, risk-free interest rate, estimated price volatility, term and dividend yield.

Due to the limited trading activity in the Company’s common stock at the date of issuance of the SAR, the fair value of the Company’s common stock was established through multiple valuation techniques, including (a) the income approach in the form of the DCF method and (b) the market approach in the form of (i) the guideline public company method and (ii) the merger and acquisition method. The technique used in estimating equity associated solely with the SAR was the Option Pricing Method.

In addition to that described above, other assumptions used in the Black-Scholes method included the following as of June 6, 2012: an expected term of 6.0 years, a risk-free interest rate of 0.92%, an anticipated volatility factor of 55.0% and a zero dividend yield. The resulting valuation as of June 6, 2012, was discounted by 15% reflecting an assessment of the trading activity of the Company’s common stock (and by extension the SAR). The suggested value from the Black-Scholes method reflected a fully marketable security that was not burdened by limited marketability; however, at that time, the Company’s common stock (and by extension the SAR) did not have regular trading activity. Therefore, the Company considered it necessary to incorporate a discount to reflect the limited liquidity associated with the SAR. This approach was consistent with that utilized to value the Company’s Private Placement Warrants at that time.

To determine the derived service period associated with the SAR’s market condition, the Company performed a Monte Carlo analysis in order to estimate the likely timeframe until the Company’s public equivalent value would exceed its aggregate exercise price over a period of seven days within a period of 10 or fewer trading days (i.e. the value at which the per share value of the Company’s equity exceeds $22.07). Based on the results of this analysis, the derived service period associated with the SAR’s market condition was determined to be 1.78 years.

ASC Topic 718, Compensation — Stock Compensation, was utilized in order to estimate the fair value of the SAR. The term fair value has been defined in Note 8, “Fair value of financial instruments.” ASC Topic 718 requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award as of the grant date. That cost is then recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718-10-55-72 provides that, if vesting (or exercisability) of an award is based on satisfying both a market condition and a performance or service condition and it is probable that the performance or service condition will be satisfied, the initial estimate of the service period is the longest of the explicit, implicit or derived service period. The Company has computed compensation expense by applying the guidance stated in ASC 718, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (graded vesting attribution method). Since, as noted above, the SAR granted by the Company includes both a market and service condition, the Company used the longest of the periods to define its requisite service period in each separately vesting portion or tranche. Thus, compensation expense for the first tranche was computed on a straight-line basis over the derived service period of 1.78 years. The second and third tranches were computed on a straight-line basis over the explicit service period.

In the three months ended March 31, 2013, the Company recognized $207,000 of expense for the SAR granted. As of March 31, 2013 there was $1,117,000 of total unrecognized compensation expense related to the SAR granted under the Plan. The total SAR expense is expected to be approximately $1,800,000 and recognized over an aggregate three-year period.

13. Commitments and contingencies

On December 7, 2012, the Company signed an agreement to enter into a joint venture with another entity for the purpose of manufacturing, assembling and selling certain engines into the Asian market. The facility is expected to be completed in the latter part of 2013 with operations commencing shortly thereafter. In connection with this agreement, the Company has committed up to $1.2 million toward the joint venture. As of March 31, 2013, the Company has not remitted any payments to the joint venture.

The Registration Rights Agreement provided that the initial registration statement that the Company filed to cover Registrable Securities need not cover the shares of the Company’s common stock that were not issuable upon conversion of the Company’s preferred stock or exercise of the Private Placement Warrants and the Roth Warrant prior to the Reverse Split if the Company was to determine (upon advice of counsel), or was to be advised by the SEC, that those shares may not be covered by that initial registration statement. As a result, the initial registration statement covered only the shares that were issuable upon conversion of the preferred stock prior to the Reverse Split (in other words, the shares that were issuable upon conversion of the preferred stock giving effect to the pre-Reverse Split limitation on conversion) and did not cover any of the shares issuable upon exercise of the Private Placement Warrants or any of the shares that were issuable upon exercise of the Roth Warrant. The Registration Rights Agreement provides that if after such registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then the Company is required to pay amounts representing liquidated damages to each of the investors, on the same basis as the liquidated damages the Company could have been required to pay in connection with the initial registration statement. A registration statement covering the remaining Registrable Securities was declared effective on September 13, 2011 by the SEC, which resolved the contingency regarding the registration statement being declared effective.

The Company is involved in various legal proceedings arising in the normal course of doing business. The Company is required to record a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated; however, based upon a review of information currently available to the Company regarding the potential impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to the legal proceedings in which the Company is currently involved, the resolution of these legal proceedings, either individually or in the aggregate, is not expected to have a material effect on the Company’s consolidated results of operations, financial condition or cash flows.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Power Solutions International, Inc.

We have audited the accompanying consolidated balance sheet of Power Solutions International, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Power Solutions International, Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Chicago, Illinois
March 11, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Power Solutions International, Inc. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Power Solutions International, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Chicago, Illinois
March 30, 2012

POWER SOLUTIONS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(Dollar amounts in thousands, except per share amounts)	2012	2011
ASSETS
Current assets
Cash	$543	$—
Accounts receivable, net	37,480	29,523
Inventories, net	39,968	33,393
Prepaid expenses and other current assets	1,910	1,291
Deferred income taxes	2,176	1,814

Total current assets	82,077	66,021

Property, plant & equipment, net	7,145	3,611
Other noncurrent assets	1,543	1,451

TOTAL ASSETS	$90,765	$71,083

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$26,579	$27,574
Income taxes payable	1,074	564
Accrued liabilities	5,011	4,015
Revolving line of credit	—	19,666
Current maturities of long-term debt	—	23

Total current liabilities	32,664	51,842

LONG-TERM OBLIGATIONS
Revolving line of credit	30,942	—
Deferred income taxes	136	490
Long-term debt, net of current maturities	—	41
Private placement warrants	3,666	3,270
Other noncurrent liabilities	623	116

TOTAL LIABILITIES	68,031	55,759

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock — $0.001 par value. Authorized: 114,000 shares. Issued and outstanding: -0- shares at December 31, 2012 and 2011.	—	—
Common stock — $0.001 par value. Authorized: 50,000,000 shares. Issued: 9,909,212 and 9,895,462 shares at December 31, 2012 and 2011, respectively. Outstanding: 9,078,287 and 9,064,537 shares at December 31, 2012 and 2011, respectively.	10	10
Additional paid-in-capital	10,862	10,154
Retained earnings	16,112	9,410
Treasury stock, at cost, 830,925 shares at December 31, 2012 and 2011.	(4,250)	(4,250)

TOTAL STOCKHOLDERS’ EQUITY	22,734	15,324

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$90,765	$71,083

The accompanying notes are an integral part of these consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

(Dollar amounts in thousands, except per share amounts)	2012	2011	2010
Net sales	$202,342	$154,969	$100,521
Cost of sales	168,425	128,541	83,894

Gross profit	33,917	26,428	16,627

Operating expenses:
Research & development and engineering	7,377	4,713	3,846
Selling and service	5,925	6,666	5,465
General and administrative	8,299	5,244	3,250

	21,601	16,623	12,561

Operating income	12,316	9,805	4,066

Other (income) expense:
Interest expense	1,023	1,340	2,131
Loss on debt extinguishment	—	485	—
Other (income) expense, net	448	1,146	—

	1,471	2,971	2,131

Income before income taxes	10,845	6,834	1,935
Income tax provision	4,143	2,773	366

Net income	$6,702	$4,061	$1,569

Undistributed earnings	$6,702	$4,061	$1,569

Undistributed earnings allocable to Series A convertible preferred shares	$—	$2,513	$1,510

Undistributed earnings allocable to common shares	$6,702	$1,548	$59

Weighted-average preferred shares outstanding
Basic	—	—	95,961
Diluted	—	—	95,961
Weighted-average common shares outstanding
Basic	9,068,846	3,512,534	312,500
Diluted	9,068,846	3,512,534	312,500
Undistributed earnings per share — basic
Series A convertible preferred shares	$—	$—	$15.74
Common shares	$0.74	$0.44	$0.19
Undistributed earnings per share — diluted
Series A convertible preferred shares	$—	$—	$15.74
Common shares	$0.74	$0.44	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollar amounts in thousands)	Preferred stock	Common stock	Common stock warrant	Additional paid-in capital	Treasury stock	Retained earnings	Total stockholders’ equity
Balance at December 31, 2009	$—	$—	$—	$7	$—	$3,780	$3,787
Net income	—	—	—	—	—	1,569	1,569

Balance at December 31, 2010, as originally stated	—	10	—	(3)	—	5,349	5,356
1 for 32 reverse split	—	(10)	—	10	—	—	—

Balance at December 31, 2010, restated for the reverse split	—	—	—	7	—	5,349	5,356
Net income	—	—	—	—	—	4,061	4,061
Reverse recapitalization	(389)	—	—	9	—	—	(380)
Net proceeds from private placement	10,138	—	399	—	—	—	10,537
Conversion of preferred stock	(9,749)	10	—	9,739	—	—	—
Exercise of common stock warrant	—	—	(399)	399	—	—	—
Repurchase of common stock	—	—	—	—	(4,250)	—	(4,250)

Balance at December 31, 2011	—	10	—	10,154	(4,250)	9,410	15,324
Net income	—	—	—	—	—	6,702	6,702
Equity based compensation	—	—	—	478	—	—	478
Exercise of common stock warrants	—	—	—	230	—	—	230

Balance at December 31, 2012	$—	$10	$—	$10,862	$(4,250)	$16,112	$22,734

The accompanying notes are an integral part of these consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(Dollar amounts in thousands)	2012	2011	2010
Cash flows from operating activities
Net income	$6,702	$4,061	$1,569
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,105	820	988
Deferred income taxes	(716)	(870)	(159)
Equity based compensation expense	478	—	—
Increase (decrease) in accounts receivable allowances	—	(249)	246
Increase in valuation of private placement warrants	448	382	—
Loss on disposal of assets	111	6	—
Loss on debt extinguishment	—	485	—
(Increase) decrease in operating assets:
Accounts receivable	(7,957)	(12,992)	12,012
Inventories	(6,575)	(1,225)	(1,001)
Prepaid expenses and other current assets	(619)	(410)	(533)
Other noncurrent assets	84	173	76
Increase (decrease) in operating liabilities:
Accounts payable	2,473	7,365	(9,255)
Accrued liabilities	924	1,609	463
Income taxes payable	510	(55)	(671)
Other noncurrent liabilities	91	(73)	189

Net cash (used in) provided by operating activities	(2,941)	(973)	3,924

Cash flows from investing activities
Purchases of property, plant, equipment and other assets	(3,890)	(1,557)	(541)
Increase in cash surrender value of life insurance	(8)	(13)	(42)

Net cash used in investing activities	(3,898)	(1,570)	(583)

Cash flows from financing activities
Increase (decrease) in cash overdraft	(3,780)	3,251	(120)
Advances from current revolving line of credit — post March 20, 2012 amendment	72,062	—	—
Repayments of current revolving line of credit — post March 20, 2012 amendment	(65,035)	—	—
Net change in revolving line of credit — prior to March 20, 2012 amendment	4,249	1,328	(776)
Proceeds from exercise of private placement warrants	178	—	—
Initial proceeds from borrowings under revolving line of credit	—	18,338	—
Repayment of prior revolving line of credit	—	(21,633)	—
Proceeds from long-term debt	—	43	95
Proceeds from issuance of preferred stock with warrants	—	18,000	—
Payments on long-term debt and capital lease obligations	(64)	(7,880)	(2,226)
Repurchase of common stock	—	(4,250)	—
Cash paid for transaction and financing fees	(228)	(4,654)	(314)

Net cash provided by (used in) in financing activities	7,382	2,543	(3,341)

Increase in cash	543	—	—
Cash at beginning of the year	—	—	—

Cash at end of the year	$543	$—	$—

Supplemental disclosures of cash flow information
Cash paid for interest	$912	$1,163	$1,899
Cash paid for income taxes	$4,353	$3,695	$1,196
Supplemental disclosures of noncash transactions
Unpaid property, plant, equipment and other assets	$928	$164	$—
Exercise of private placement warrants	$52	$—	$—
Dividends	$—	$224	$—
Common stock issued due to exercise of warrant	$—	$399	$—

The accompanying notes are an integral part of these consolidated financial statements.

POWER SOLUTIONS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts in thousands, except per share amounts)

1. Description of the company and summary of significant accounting policies

Description of the company

Power Solutions International, Inc., a Delaware corporation, is the successor in the Migratory Merger (as defined below) to Power Solutions International, Inc., a Nevada corporation (“Power Solutions International” and “PSI” refer to Power Solutions International, Inc., a Nevada corporation, prior to the consummation of the Migratory Merger, and Power Solutions International, Inc., a Delaware corporation, following the consummation of the Migratory Merger). Power Solutions International, Inc., a Nevada corporation, was formerly known as Format, Inc. (“Format”), and prior to the consummation of the Reverse Recapitalization (as defined below), was engaged, to a limited extent, in EDGARizing corporate documents for filing with the Securities and Exchange Commission (“SEC”) and in providing limited commercial printing services. On April 29, 2011, Format consummated a reverse acquisition transaction with The W Group, Inc. and its subsidiaries (“The W Group”). The W Group remained as the surviving corporation of the reverse acquisition, becoming a wholly-owned subsidiary of Power Solutions International. Based upon the nominal operations and assets of Format immediately prior to the consummation of the reverse acquisition and the other transactions described in Note 3, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” Format may have been deemed to have been a “shell company” (as that term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended). Therefore, the reverse acquisition transaction was accounted for as a reverse recapitalization and no goodwill or intangible assets were recorded (“Reverse Recapitalization”). The W Group was the accounting acquiror in the Reverse Recapitalization because The W Group’s former stockholders received the greater portion of the voting rights in the combined entity, and The W Group’s senior management represented all of the senior management of PSI immediately following the consummation of the transaction. Therefore, with respect to the period prior to the Reverse Recapitalization, it is The W Group’s historical financial position and results of operations that are presented in the consolidated financial statements, with The W Group’s historical equity restated to reflect the originally issued and outstanding equity of Format, plus the equity issued by Power Solutions International, pursuant to the Reverse Recapitalization.

Upon the closing of the Reverse Recapitalization, the Company succeeded to the business of The W Group, which is described below. In connection with the Reverse Recapitalization, effective April 29, 2011, Format changed its corporate name to Power Solutions International, Inc. Unless the context otherwise requires, the “Company” refers to The W Group prior to the closing of the Reverse Recapitalization on April 29, 2011, and Power Solutions International, as successor to the business of The W Group, following the closing of the Reverse Recapitalization.

On August 26, 2011, pursuant to the Migratory Merger, Power Solutions International, Inc., a Nevada corporation, merged into its newly-created, wholly-owned subsidiary, Power Solutions International, Inc., a Delaware corporation, which effected its reincorporation into the State of Delaware from the State of Nevada and effected a reverse stock split of its common stock by converting each 32 shares of common stock of Power Solutions International, Inc., a Nevada corporation, into one share of common stock of Power Solutions International, Inc., a Delaware corporation, as the surviving entity in the Migratory Merger. See Note 3, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” for a further description of the Migratory Merger and Reverse Split.

Nature of business operations

The Company is a global producer and distributor of a broad range of high performance, certified low emission, power systems for original equipment manufacturers of off-highway industrial equipment (“industrial OEMs”). The Company’s customers include companies that are large, industry-leading and/or multinational organizations, and the Company is a sole source provider of alternative fuel power systems for most of its customers. The Company’s products and services are sold predominantly to customers throughout North America, as well as, to customers located throughout Asia and Europe. The Company operates as one business and geographic segment.

The Company’s power systems are highly engineered, comprehensive systems which, through its technologically sophisticated development and manufacturing processes, including its in-house design, prototyping, testing and engineering capabilities and its analysis and determination of the specific components to be integrated into a given power system (driven in large part by emission standards and cost restrictions required, or desired, to be met), allow the Company to provide to its customers power systems customized to meet specific industrial OEM application requirements, other technical specifications of customers and requirements imposed by environmental regulatory bodies. The Company’s power system configurations range from a basic engine block integrated with appropriate fuel system components to completely packaged power systems that include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. The Company purchases engines from third party suppliers and has recently begun producing an internally-designed engine, both of which are then integrated into its power systems. Additionally, the Company is conducting research and development for the purpose of designing, developing and manufacturing other engines in-house. Of the other components that the Company integrates into its power systems, a substantial portion consist of internally designed components and components for which the Company coordinates significant design efforts with third party suppliers, with the remainder consisting largely of parts that are sourced off-the-shelf from third party suppliers. Some of the key components (including all of the engines) embody proprietary intellectual property of the Company’s suppliers. As a result of its design and manufacturing capabilities, the Company is able to provide to its customers a comprehensive power system which can be incorporated, using a single part number, directly into a customer’s specified application. Capitalizing on its expertise in developing and manufacturing emission-certified power systems and its access to the latest power system technologies, the Company believes that it is able to provide complete “green” power systems to industrial OEMs at a low cost and with fast design turnaround. In addition to the certified products described above, the Company sells diesel and non-certified power systems and aftermarket components.

Basis of presentation

The consolidated financial statements of Power Solutions International, Inc. present information in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and have been prepared pursuant to the rules and regulations of the SEC and in the opinion of management present fairly the consolidated financial position, results of operations and cash flows of the Company, The W Group and its wholly-owned subsidiaries for the periods presented, including retroactive restatement to reflect the 1-for-32 Reverse Split approved by the stockholders in their vote on the Migratory Merger and Reverse Split which were effective August 26, 2011 (and described below in Note 3, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger”), as required in accordance with SEC Staff Accounting Bulletin (SAB) Topic 4C Equity Accounts — Change in Capital Structure, and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 260, Earnings Per Share. Accordingly, the consolidated balance sheets presented herein reflect a reduction in the aggregate dollar value of common shares issued and outstanding, with a corresponding increase reflected in additional paid-in capital of approximately $10,000, as detailed in Note 13, “Stockholders’ equity.” Total authorized shares were unchanged by the Reverse Split. The consummation of the Migratory Merger and Reverse Split, effective on August 26, 2011, also triggered the automatic conversion of the shares of the Company’s preferred stock to the Company’s common stock. In accordance with ASC 260, the conversion of the Company’s preferred stock is presented prospectively from August 26, 2011, in the Company’s results as of and for the year ended December 31, 2011, resulting in a $9.7 million increase in additional paid in capital and elimination of the Series A Convertible Preferred Stock in the Company’s consolidated balance sheet as of December 31, 2011, also detailed in Note 13, “Stockholders’ equity.” Earnings per share is calculated based upon the weighted average shares which reflect the conversion of the preferred shares to shares of the Company’s common stock effective August 26, 2011, as restated for the Reverse Split.

Principles of consolidation

The consolidated financial statements include the accounts of The W Group, Inc., a wholly-owned subsidiary of Power Solutions International, Inc., and its wholly-owned subsidiaries, Power Production, Inc., Power Great Lakes, Inc., Power Solutions, Inc., Power Global Solutions, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., XISync, LLC, PSI International, LLC, and Power Properties, L.L.C. Collectively, these entities produce and distribute off-highway industrial engines and provide aftermarket support for the industrial engine market. All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Revenue recognition

The Company recognizes revenue at the time title and risk of loss of inventory passes to the customer, which is typically upon shipment of goods. In certain cases, at the request and for the convenience of the customer, revenue is recognized upon billing for goods which are not immediately shipped, otherwise known as a “bill and hold” arrangement. In these cases, revenue is recognized under the same terms and conditions as any other sale, except that the products are held by the Company until the customer initiates the shipment of the product from the Company’s warehouses. Transfer of the title and risk of loss pass to the customer, and there are no future performance obligations, at the time the bill and hold sale is recognized. Any product that has been sold under a bill and hold arrangement is segregated from the Company’s owned inventory. As of December 31, 2010, the Company had $1,742,000 of undelivered product, of which $391,000 was unpaid, and such product was shipped and the unpaid balance collected during 2011. The Company did not enter into any bill and hold arrangements during 2011 or 2012.

The Company classifies shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

Inventories, net

Inventories consist primarily of engines and parts. Engines are valued at the lower of cost plus estimated freight-in, as determined by specific serial number identification, or market value. Parts are valued at the lower of cost (first-in, first out) or market value. The Company writes down inventory for an estimated amount equal to the difference between the cost of the inventory and the estimated realizable value. Additionally, an inventory reserve is provided for based upon the Company’s estimation of future demand for the quantity of inventory on hand. In determining an estimate of future demand, multiple factors are taken into consideration including (i) customer purchase orders and customer forecasted demand; (ii) historical sales/usage for each inventory item; and (iii) utilization within a current or anticipated future power system.

The components of inventory as of December 31, were as follows:

	2012	2011
Raw materials	$36,006	$29,128
Finished goods	3,962	4,265

Total	$39,968	$33,393

Accounts receivable and allowance for doubtful accounts

Accounts receivable are due under normal trade terms generally requiring payment within 30 to 45 days from the invoice date. A limited number of customers have terms which may extend up to 150 days from the invoice date. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management specifically reviews all past due accounts receivable balances and, based on historical experience and an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The activity in the Company’s allowance for doubtful accounts as of December 31, was as follows:

	2012	2011
Balance at beginning of year	$140	$340
(Reduction of) charged to expense	(72)	69
(Write-offs), net of recoveries	2	(269)

Balance at end of year	$70	$140

Cash overdrafts

Prior to its March 20, 2012 amendment, the Company’s loan and security agreement with Harris N.A. (now known as BMO Harris Bank, N.A (“BMO Bank”)) (“Harris Agreement”), required that cash received be applied against the Company’s revolving line of credit. Accordingly, the Company did not maintain cash on its consolidated balance sheet, but instead funded its operations through borrowings under its revolving line of credit. Under the Company’s previous cash management system, cash overdraft balances existed for the Company’s primary disbursement accounts and such cash overdraft balances are classified within accounts payable on the Company’s consolidated balance sheet. These overdrafts represent uncleared checks in excess of cash balances in the related bank accounts. As further described in Note 8, “Revolving line of credit,” the Harris Agreement was amended effective March 20, 2012 (the Harris Agreement, as so amended, the “Amended Agreement”), and among other changes, cash balances are no longer automatically swept by BMO Bank and applied against the revolving line of credit. Under ASC 470-10-45, Debt, the elimination of the automatic sweeping of the Company’s cash and application of such cash against the revolving line of credit resulted in a change in the presentation of the revolving line of credit from a current liability to a long-term obligation on the Company’s consolidated balance sheet. Accordingly, the Company has presented the revolving line of credit as a long-term obligation on its consolidated balance sheet subsequent to March 20, 2012, the effective date of the Amended Agreement.

Warranty costs

The Company offers a standard limited warranty on the workmanship of its products that in most cases covers defects for a period of (i) one year from the date of shipment or (ii) six months from the date products are placed into service, whichever occurs first. Warranties for certified emission products are mandated by the Environmental Protection Agency (“EPA”) and/or the California Air Resources Board (“CARB”) and are longer than the Company’s standard warranty on certain emission related products. The Company’s products also carry limited warranties from suppliers. Costs related to supplier warranty claims are borne by the supplier; the Company’s warranties apply only to the modifications made to supplier base products. The Company’s management estimates and records a liability, and related charge to income, for the warranty program at the time products are sold to customers. Estimates are based on historical experience and reflect management’s best estimates of expected costs at the time products are sold. The Company makes adjustments to estimates in the period in which it is determined that actual costs may differ from initial or previous estimates.

The activity in the Company’s warranty accrual as of December 31, was as follows:

	2012	2011
Balance at beginning of year	$803	$277
Charged to expense	148	697
Payments	(261)	(171)

Balance at end of year	$690	$803

Private placement warrants

The Company’s private placement warrants are accounted for as a liability, in accordance with ASC 480-10-25-14, Distinguishing Liabilities from Equity. ASC 480-10-25-14 states that, if an entity must or could settle an instrument by issuing a variable number of its own shares, and, as in this case, the obligation’s monetary value is based solely or predominantly on variations in the fair value of the company’s equity shares, but moves in the opposite direction, then the obligation to issue shares is to be recorded as a liability at the inception of the arrangement, and is adjusted with subsequent changes in the fair value of the underlying stock. The effect of the change in value of the obligation is reflected as “Other (income) expense” in the Company’s consolidated statements of operations. See Note 7, “Fair value of financial instruments,” for detail describing the valuation approach for the Private Placement Warrants.

Research & development and engineering costs

The Company expenses research & development and engineering costs when incurred. Research & development costs classified within research & development and engineering expenses in the consolidated statements of operations, consist primarily of wages and materials related to engineering work and approximated $6.8 million, $4.0 million and $3.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Equity-based compensation

The Company accounts for equity-based compensation expense for awards granted to employees for service over the service period based on the grant date fair value. The Stock Appreciation Rights (“SAR”) granted is accounted for as equity, in accordance with ASC 718, Compensation — Stock Compensation.

Fair value of financial instruments

The Company’s financial instruments include accounts receivable, accounts payable, revolving line of credit, notes payable and private placement warrants. The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying value of the revolving line of credit and notes payable approximate fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities. Based upon the Company’s current credit agreement with BMO Bank, using the Company’s balances and interest rates as of December 31, 2012, and holding other variables constant, a 10% increase in the interest rates for the next 12 month period charged by BMO Bank to the Company would have decreased the Company’s pre-tax earnings and cash flow by less than $100,000. The fair value of the private placement warrants is described below in Note 7, “Fair value of financial instruments.”

Self-funded insurance

The Company is self-insured for certain costs of its employee health insurance plan, although the Company obtains third-party insurance coverage to limit its exposure. The Company maintains a stop-loss insurance policy with individual and aggregate stop-loss coverage.

Related party transactions

During the years ended December 31, 2012, 2011 and 2010, the Company incurred fees for tax return and other consulting services with a professional services firm that is affiliated with a stockholder and member of the board of directors. Fees incurred during 2012, 2011 and 2010, were $ 125,000, $156,000 and $123,000, respectively.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of December 31, 2012 and 2011, the Company had not recorded a tax asset valuation allowance.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of December 31, 2012 and 2011, the Company had not recorded any tax benefit or tax liability for uncertain tax positions.

Concentrations

The Company maintains cash balances in various accounts at one financial institution in the Midwest. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and per depositor. In addition, FDIC insurance on noninterest-bearing accounts is unlimited through December 31, 2012. At December 31, 2012 and 2011, the Company had no uninsured cash balances.

The Company is exposed to potential credit risks associated with its accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on its accounts receivable. For certain non-U.S. trade receivables, the Company obtains trade credit insurance or requires letters of credit for those non-U.S. accounts for which trade credit insurance is not available or is insufficient. The Company has not experienced significant credit-related losses to date.

One customer (“Customer A”) individually accounted for more than 10% of the Company’s sales during one or more years from 2010 through 2012 and represented 16%, 15% and 19% of consolidated net sales in 2012, 2011, and 2010, respectively.

Three customers (“Customer A” referred to above, and “Customer B” and “Customer C”) individually accounted for more than 10% of consolidated accounts receivable at December 31, 2012. Two customers (“Customer A” referred to above, and “Customer C”) individually accounted for more than 10% of consolidated accounts receivable at December 31, 2011. At December 31, 2012 and 2011, Customer A represented 15% and 12% of consolidated accounts receivable, respectively. At December 31, 2012, Customer B represented 18% of consolidated accounts receivable. At December 31, 2012 and 2011, Customer C represented 11% and 13% of consolidated accounts receivable, respectively.

Two vendors (“Vendor A” and “Vendor B”) individually accounted for more than 10% of the Company’s purchases during one or more years from 2010 through 2012. Vendor A accounted for 30%, 37% and 31% of the Company’s purchases in 2012, 2011 and 2010, respectively. Vendor B accounted for 16% of the Company’s purchases in 2012 and 2010 and less than 10% of the Company’s purchases in 2011.

2. Recently issued accounting pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, including the FASB and the SEC, to determine the impact of new pronouncements on GAAP and the Company. There are no new accounting pronouncements that have been issued or adopted during the year ended December 31, 2012, that are expected to have a significant effect on the Company’s consolidated financial statements.

3. Reverse recapitalization of The W Group, private placement, reverse split and migratory merger

On April 29, 2011, Power Solutions International, Inc. (formerly known as Format, Inc.) completed a reverse acquisition transaction in which PSI Merger Sub, Inc., a Delaware corporation that was newly-created as a wholly-owned subsidiary of Power Solutions International, Inc., merged with and into The W Group. The W Group remained as the surviving corporation of the reverse acquisition transaction and became a wholly-owned subsidiary of Power Solutions International, Inc. Pursuant to an agreement and plan of merger, all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the reverse acquisition transaction converted into, and Power Solutions International, Inc. issued to the three stockholders of The W Group, an aggregate of 10,000,000 shares of common stock (share amount prior to the Reverse Split defined below) and 95,960.90289 shares of Series A Convertible Preferred Stock (share amount prior to the Reverse Split defined below). In accordance with ASC 805, Business Combinations, The W Group was considered the accounting acquiror in the reverse acquisition.

The W Group was considered the acquiror for accounting purposes, and has accounted for the transaction as a reverse recapitalization because (1) The W Group’s former stockholders received the greater portion of the voting rights in the combined entity, (2) The W Group’s senior management represented all of the senior management of the combined entity and (3) immediately prior to the transaction, Format, Inc., was a company with nominal operations and assets. Consequently, the assets and liabilities and the historical operations that are reflected in Power Solutions International, Inc.’s consolidated financial statements are those of The W Group and have been recorded at the historical cost basis of The W Group, with a recapitalization adjustment to report the issued equity of PSI. However, PSI has accounted for the reverse acquisition as a reverse recapitalization of The W Group, and no goodwill or other intangible assets have been recorded because immediately prior to, and at the time of, the reverse acquisition, Format Inc., the accounting acquiree, was a company with nominal assets and nominal operations, engaged to a limited extent in EDGARizing corporate documents for filing with the SEC and limited commercial printing services.

The results of operations of Format, Inc. have not been included in the consolidated statement of operations from the date of the Reverse Recapitalization, April 29, 2011, because Format had nominal operations and assets, which consisted mostly of cash immediately prior to consummation of the Reverse Recapitalization transaction. In accordance with the accounting for an entity with nominal operations and assets under a reverse recapitalization transaction, the net income and equity of Format immediately prior to the Reverse Recapitalization have been reclassified to preferred equity. The related party obligations owed by Format immediately prior to the Reverse Recapitalization were settled through the terms of a repurchase agreement, while the remaining obligations were settled with the available cash on Format Inc.’s balance sheet. Immediately prior to the reverse acquisition transaction, Format had assets with a net book value of $5,000 which were written off in connection with the transaction.

Concurrent with the closing of the Reverse Recapitalization, Power Solutions International, Inc. and The W Group entered into a purchase agreement (“Private Placement”) whereby Power Solutions International, Inc.

completed the sale of an aggregate of 18,000 shares of PSI preferred stock together with warrants (“Private Placement Warrants”) representing the right to purchase an aggregate of 24,000,007 shares of PSI common stock (share amount prior to the Reverse Split defined below), subject to certain limitations on exercise. The shares of PSI preferred stock issued in the Private Placement were initially convertible into an aggregate of 48,000,007 shares of PSI common stock (share amount prior to the Reverse Split defined below), subject to certain limitations. In consideration, Power Solutions International, Inc. and The W Group received proceeds of $18.0 million before transaction fees, costs and expenses of approximately $5.1 million in connection with the Reverse Recapitalization and Private Placement. During the year ended December 31, 2012, a portion of the Private Placement Warrants were exercised, resulting in the issuance of 13,750 shares of the Company’s common stock.

In connection with the Private Placement, the Company also issued to Roth Capital Partners, LLC (“Roth”) a warrant (“Roth Warrant”) to purchase initially 3,360,000 shares of PSI common stock (share amount prior to the Reverse Split defined below), subject to certain limitations on exercise set forth in the Roth Warrant. On September 1, 2011, the Roth Warrant was exercised.

In connection with, and prior to the consummation of, the Reverse Recapitalization, the board of directors of Format approved a 1-for-32 reverse stock split of issued and outstanding shares of the Company’s common stock (“Reverse Split”), immediately following the effectiveness of which each 32 issued and outstanding shares of the Company’s common stock would automatically convert into one share of Company common stock. Any stockholder of the Company that would otherwise be entitled to a fraction of a share of the Company’s common stock (after aggregating all fractional shares of the Company’s common stock to be received by such holder) as a result of the Reverse Split, would receive an additional share of the Company’s common stock (i.e., the aggregate number of shares of the Company’s common stock of a stockholder resulting from the Reverse Split would be rounded up to the nearest whole number).

Further, in connection with the Reverse Recapitalization and the Private Placement, the board of directors of Format approved the migratory merger (“Migratory Merger”) of the Company with and into a Delaware corporation that was newly-created as a wholly-owned subsidiary of the Company, which Migratory Merger would be effected for the purpose of changing the Company’s jurisdiction of incorporation from Nevada to Delaware. The parties agreed that the Reverse Split would be effected through the consummation of the Migratory Merger, whereby each 32 shares of the Company’s common stock would be converted into one share of common stock of the surviving entity in the Migratory Merger. The consummation of the Migratory Merger would constitute the Reverse Split for all purposes, as contemplated by the transaction documents entered into in connection with the consummation of the Reverse Recapitalization and the Private Placement. The consummation by the Company of the Migratory Merger, including the Reverse Split to be effected thereby, was subject to the approval of the Company’s stockholders.

The Migratory Merger and Reverse Split were approved by the stockholders at a special meeting of the Company’s stockholders held on August 25, 2011, and the Migratory Merger and the Reverse Split were effective on August 26, 2011. The Reverse Split did not affect the number of authorized shares of common stock of the Company or the par value per share of the Company’s common stock. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Company preferred stock automatically converted into a number of shares of Company common stock equal to $1,000 divided by the conversion price then in effect.

The impact of the above transactions, the exercise of the Roth Warrant, and the partial exercise of the Private Placement Warrants, on the Company’s issued capital is further described in Note 13, “Stockholders’ equity.”

4. Earnings per share

The Company computes earnings per share by applying the guidance stated in ASC 260, Earnings per Share, to determine the net income available per share of its common stock. Earnings per share (“EPS”) was calculated using the two-class method until the conversion of the shares of the Company’s preferred stock to Company common stock (as described above under Note 3, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger”), because the convertible preferred shares participated in any undistributed earnings with the common stockholders, specifically, on a one-to-one, as-if converted basis (without giving effect to the limitations on conversion of the preferred stock). Thus, under the two-class method, earnings allocated to preferred shares were based upon the proportion of the “as-if converted” preferred shares to the combined total of common shares, plus the “as-if converted” shares. Basic and diluted EPS under the two-class method were then calculated by dividing these earnings allocated to common shares by the weighted average of the actual common shares outstanding during the reporting period, after giving effect to the adjustment for the Reverse Split.

Though the Company did not pay dividends prior to the Reverse Split, because the preferred stock granted the right to participate in undistributed earnings with Company common stock, it was considered a participating security, and the Company applied the two-class method to calculate per share amounts for distributed and undistributed earnings required under ASC 260-10-45, until all of the shares of preferred stock were converted into shares of Company common stock. Upon the effectiveness of the Reverse Split on August 26, 2011, all shares of the Company’s preferred stock automatically converted into shares of the Company’s common stock. Effective upon, and at all times since, the conversion of the Company preferred stock to Company common stock, the treasury stock method has been used to compute earnings per share.

Computation of undistributed earnings and allocation of undistributed earnings to participating securities

The undistributed earnings were allocable to the participating securities (i.e., common shares and the convertible preferred shares) on a pro rata basis under the two-class method until August 26, 2011, the effective date of the Migratory Merger, through which the Reverse Split was consummated (including the automatic conversion of preferred stock effected thereby). Through August 26, 2011, the allocation of undistributed earnings to each class of participating stock was based upon the proportionate ratio of average outstanding shares of each class of stock to the total average shares outstanding as adjusted for the Reverse Split, on an as-if converted basis. Upon the effectiveness of the Migratory Merger, each of the preferred shares was automatically converted into a number of shares of common stock of the surviving entity in the Migratory Merger, equal to one-thousand dollars divided by $12.00, the per share conversion price for the preferred stock, as adjusted for the Reverse Split, and thereafter, no PSI preferred shares existed. Accordingly, all undistributed earnings were allocated to shares of common stock after conversion of the shares of preferred stock into shares of common stock on August 26, 2011.

Anti-dilutive potential common shares excluded from the diluted earnings per share computation

Diluted earnings per share, under both the two-class method and the treasury stock method, is calculated by evaluating the dilutive effect of potential shares of the Company’s common stock issuable through the exercise for Company common stock of the Private Placement Warrants and, prior to its exercise, the Roth Warrant. The PSI preferred stock was subject to full-ratchet anti-dilution whereby, upon the issuance (or deemed issuance) of shares of PSI common stock at a price below the then-current conversion price of the PSI preferred stock, subject to specified exceptions, the conversion price of the PSI preferred stock would have been reduced to the effective price of PSI common stock so issued (or deemed to be issued).

The purchase agreement for the Private Placement contains the following provision, which may be deemed to be a form of anti-dilution protection: if prior to the earlier of (a) the second anniversary of the date on which the registration statement for the shares of Company common stock underlying the preferred stock and the Private Placement Warrants becomes effective and (b) 180 days after the closing of a firm commitment public underwritten offering of equity securities resulting in gross proceeds of not less than $15.0 million, the Company issues equity securities in a public or private offering (or series of related offerings) resulting in gross proceeds to the Company of at least $5.0 million at or below an effective price per share of $12.00 as adjusted for the

Reverse Split (“Reset Price”), subject to further adjustment, the Company will have to issue to each investor in the Private Placement (1) additional shares of Company common stock so that after giving effect to such issuance, the effective price per share of its common stock acquired by such investors in the Private Placement will be equal to the Reset Price and (2) additional Private Placement Warrants covering a number of shares of Company common stock equal to 50% of the shares of its common stock issued pursuant to clause (1) above.

These provisions are not triggered based on the market price of Company common stock, but rather on the issuance by the Company of additional equity securities below an effective price per share of $12.00 as adjusted for the Reverse Split. The contingent issuance of additional common shares as a result of the anti-dilution provisions discussed above represents a market-based contingency that does not become a reality until the Company issues securities in the manner described above. The Company’s anti-dilutive potential common shares include 736,252 shares of common stock issuable upon exercise of the Private Placement Warrants, with an exercise price of $13.00 per share, adjusted for the Reverse Split.

Computation of dilutive common shares

The Company utilizes the treasury stock method described in ASC 260-10-55 to determine the number of treasury shares assumed to be purchased from the proceeds of warrant exercises, with any residual shares representing the incremental common shares to be issued and included in diluted EPS. The Roth Warrant (until exercised), the Private Placement Warrants and the SAR were evaluated for their potentially dilutive effect using the treasury stock method. The Company’s average closing market price of the Company’s common stock for the year ended December 31, 2012 was $15.51 per share. Although the exercise price of the Private Placement Warrants is $13.00 per share, all of the remaining potentially issuable shares of common stock associated with the Private Placement Warrants were determined to be antidilutive due to warrant valuation expenses that are included in the consolidated statement of operating results, but such expenses are required to be excluded from operating results in the fully dilutive computation. Based on the average closing market price of $15.51 per share of the Company’s common stock noted above for the year ended December 31, 2012, and a strike price of $22.07 per share of the SAR granted (as well as certain vesting requirements) in connection with an incentive compensation plan, all potentially issuable shares of Company common stock associated with the SAR were excluded from the diluted EPS calculation. See Note 10, “2012 Incentive compensation plan,” for the details associated with the aforementioned SAR grant.

The Roth Warrant was cashlessly exercised in full on September 1, 2011, for an aggregate of 62,116 shares of common stock based upon the value of the Company’s common stock as determined pursuant to the Roth Warrant. During the year ended December 31, 2012, 13,750 shares of Company common stock were issued as a result of the partial exercise of the Private Placement Warrants. See Note 13, “Stockholders’ equity” for further detail of these transactions.

Due to the Company’s limited trading volume during the year ended December 31, 2011, the Company estimated the average fair value of its common shares using the estimated fair value derived in the periodic valuations of its Private Placement Warrants liability, as described in Note 7, “Fair value of financial instruments.” Based upon an average estimated fair value of $9.55 per share of the Company’s common stock for the year ended December 31, 2011, and an exercise price of $13.00 per share, all of the potentially issuable shares of common stock were excluded from the diluted EPS calculation.

5. Inventories

Inventories consist primarily of engines and parts. Engines are valued at the lower of cost plus estimated freight-in, as determined by specific serial number identification, or market value. Parts are valued at the lower of cost (first-in, first-out) plus freight-in, or market value. When necessary, the Company writes down the value of its inventory in an amount equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions.

6. Property, plant and equipment, net

The components of property, plant and equipment as of December 31, were as follows:

	2012	2011
Land	$260	$260
Building and improvements	3,882	1,975
Office furniture and equipment	2,172	2,899
Tooling and equipment	5,505	3,775
Transportation equipment	223	223
Construction in progress	594	607

Property, plant and equipment, at cost	12,636	9,739
Accumulated depreciation	(5,491)	(6,128)

Property, plant and equipment, net	$7,145	$3,611

Property, plant and equipment are recorded at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the assets’ useful economic lives or the period from the date the assets are placed in service to the end of the lease term including renewal periods that are considered by the Company to be reasonably assured of being exercised. Depreciation expense totaled $1,074,000, $785,000, and $988,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

Repairs and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Estimated useful lives by major asset category are as follows:

Life (in years)
Buildings	39
Leasehold improvements	8 – 10
Office furniture and equipment	8
Tooling and equipment	3 – 8
Transportation equipment	5

Long-lived assets

Long-lived assets, such as property, plant and equipment and land, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no adjustments to the carrying value of long-lived assets during the years ended December 31, 2012 and 2011.

7. Fair value of financial instruments

As of December 31, 2012 and 2011, the Company measured its financial assets and liabilities under the amended ASC Topic 820, Fair Value Measurements and Disclosures of the Accounting Standards Codification, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It also establishes a three-level valuation hierarchy for disclosures of fair value measurement as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities,

Level 2 — other significant observable inputs for the assets or liabilities through corroborations with market data at the measurement date, and

Level 3 — significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

Private placement warrants liability

As of December 31, 2012 and 2011, the Company’s Private Placement Warrants were measured at fair value under ASC Topic 820, Fair Value Measurements and Disclosures of the Accounting Standards Codification. See Note 3, “Reverse recapitalization of The W Group, private placement, reverse split and migratory merger,” for further details describing these warrants. The Company’s liability for the Private Placement Warrants is measured at fair value based on unobservable inputs, and thus is considered a Level 3 financial instrument. The Company analyzes financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging.

As of December 31, 2012, the Company estimated the fair value of its Private Placement Warrants with a publicly traded stock pricing approach using the Black-Scholes option pricing model. The inputs of the Black-Scholes option pricing model included the market value of the Company’s common stock, exercise price, risk-free interest rate, estimated price volatility, term, and dividend yield. The market value of the Company’s common stock was $16.18 per share, its closing price on December 31, 2012, the date of the valuation. The Black-Scholes method utilized the following assumptions: a remaining contractual term of 3.33 years, a volatility factor of 45% (representing the upper end of the range of implied volatility of publicly traded call options of benchmark companies), a risk-free interest rate of 0.42% and a zero dividend yield. The resulting warrant valuation as of December 31, 2012, was discounted by 15%, reflecting the fact that the Private Placement Warrants are not directly traded and are burdened by a lack of marketability. If all other assumptions are held constant, the recorded liability of the private placement warrants would increase or decrease by approximately $400,000 due to a 10% change in the enterprise value of the company based on the Black-Scholes option pricing model.

As of December 31, 2011, the fair value of the Private Placement Warrants was also estimated using the Black-Scholes option pricing model. However, due to the limited trading activity in the Company’s common stock and other attributes suggesting that the publicly traded stock pricing approach did not reflect a reasonably accurate estimate of the Company’s stock price, the fair value of the Company’s common stock was established through multiple valuation techniques, including (a) the income approach in the form of the discounted cash flow (“DCF”) method and (b) the market approach in the form of (i) the guideline public company method and (ii) the merger and acquisition method.

For the guideline public company method, the Company selected a group of publicly-traded companies that are similar in size, industry, growth stage, or business model. The valuation multiples considered for providing indicated values was the ratio of enterprise value to the last twelve months’ and estimated future earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and the ratio of the market value of equity (“MVE”) to the last twelve months’ and estimated future net income. Both enterprise value and MVE of each guideline public company were calculated based on closing stock prices as of the valuation date.

For the merger and acquisition method, the Company considered information available on three recent transactions involving acquisitions of companies that are similar in size, industry, or business model. The valuation multiples considered for providing indicated values were the ratio of enterprise value to the last twelve months’ EBITDA. The enterprise values of the acquired companies were calculated by adding the equity purchase price to the debt in place as set forth in each company’s balance sheet (net of cash acquired).

After establishing the enterprise value, the Company’s net outstanding debt was deducted to determine the Company’s total equity value. Total equity value was then allocated among the securities that comprise the Company’s capital structure using the Black-Scholes method, as described in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (AICPA Practice Aid). In addition to the total equity value, the Black-Scholes method utilized the following assumptions as of December 31, 2011: an aggregate exercise price of $127.6 million (which reflects the public equivalent value of equity necessary for the Private Placement Warrants to accrue value, which is calculated based on the number of shares of the Company’s common stock issued and outstanding plus the number of shares underlying the Private Placement Warrants, multiplied by the $13.00 per share strike price for the Private Placement Warrants), a remaining contractual term of 4.33 years, an assessment of the risk-free interest rate of 0.6%, an anticipated volatility factor of 60.0% (representing the upper end of the range of implied volatility of publicly traded call options of benchmark companies), and a zero dividend yield.

The resulting stock and warrant valuations as of December 31, 2011, were each discounted by 15%, reflecting an assessment of the trading activity of the Company common stock and the implied trading activity of the Private Placement Warrants. The suggested value from the Black-Scholes method reflected a fully marketable security that was not burdened by limited marketability; however, the Company’s common stock (and by extension the Private Placement Warrants) did not have regular trading activity. Therefore, the Company considered it necessary to incorporate a discount to reflect the limited liquidity associated with the Private Placement Warrants.

The following table summarizes fair value measurements by level as of December 31, 2012, for the Company’s level 3 financial liability measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
Private placement warrants liability			$3,666

The following table summarizes fair value measurements by level as of December 31, 2011, for the Company’s level 3 financial liability measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
Private placement warrants liability			$3,270

The following table summarizes the change in the estimated fair value of the Company’s Level 3 financial instrument for the year ended December 31, 2012:

Balance at December 31, 2011	$3,270
Change in the value of private placement warrants liability	448
Change due to exercise of private placement warrants	(52)

Balance at December 31, 2012	$3,666

The following table summarizes the change in the estimated fair value of the Company’s Level 3 financial instrument for the year ended December 31, 2011:

Balance at December 31, 2010	$—
Private placement warrants issued	2,888
Change in the value of private placement warrants	382

Balance at December 31, 2011	$3,270

Financial assets and liabilities not measured at fair value

As of December 31, 2012 and 2011, the Company’s revolving line of credit (including accrued interest recorded under accrued liabilities) and notes payable recorded on the consolidated balance sheets were carried at cost. The carrying value of the revolving line of credit and notes payable obligations approximate fair value because the interest rates fluctuate with market interest rates or the fixed rates approximate current rates offered to the Company for debt with similar terms and maturities, and the Company’s credit rating has not changed significantly since the origination of these financial liabilities. Under ASC Topic 825, Financial Instruments, these financial liabilities are defined as Level 2 in the three-level valuation hierarchy, as the inputs to their valuation are market observable.

8. Revolving line of credit

On April 29, 2011, in connection with the closing of the Reverse Recapitalization, The W Group and Power Solutions International, Inc. entered into a loan and security agreement with BMO Bank, as earlier defined in Note 1, “Description of the company and summary of significant accounting policies,” defined as the Harris Agreement, which replaced the existing loan and security agreement that The W Group had with its senior lender (“Prior Credit Agreement”) prior to the closing of the Reverse Recapitalization. Pursuant to the Harris Agreement, among other things, the maximum loan amount was reduced from the maximum loan amount under The W Group’s Prior Credit Agreement to reflect The W Group’s repayment in full of its two previously outstanding term loans under the Prior Credit Agreement, and the financial covenants under the Prior Credit Agreement were replaced with a new fixed charge coverage ratio covenant. Prior to its March 20, 2012 amendment, the Harris Agreement provided for borrowings up to $35.0 million under a revolving line of credit and was scheduled to mature on April 29, 2014. The Harris Agreement was collateralized by substantially all of the Company’s assets. The Company was also required to meet certain financial covenants, including a minimum monthly fixed charge coverage ratio and a limitation on annual capital expenditures. The Harris Agreement contained customary covenants and restrictions, including agreements to provide financial information, comply with laws, pay taxes and maintain insurance, restrictions on the incurrence of certain indebtedness, guarantees and liens, restrictions on mergers, acquisitions and certain dispositions of assets, and restrictions on the payment of dividends and distributions. In addition, the Harris Agreement required cash accounts to be held with BMO Bank. Historically, the Company’s financing arrangements, including the Harris Agreement required that cash received be applied against the Company’s revolving line of credit. Accordingly, the Company did not maintain cash on its consolidated balance sheet, but instead funded its operations through borrowings under its revolving line of credit.

Under the Harris Agreement and prior to the amendment of the loan and security agreement on March 20, 2012: (a) the Company was a party to the Harris Agreement and pledged all of its shares of The W Group to BMO Bank as collateral for the revolving line of credit; (b) there were no term loans; (c) the revolving line of credit bore interest at BMO Bank’s prime rate plus an applicable margin ranging from 0% to 0.50%; or, at the Company’s option, all or a portion of the revolving line of credit could have been designated to bear interest at LIBOR plus an applicable margin ranging from 2.00% to 2.50%; (d) the Company had a limitation on annual capital expenditures; and (e) a fixed charge coverage ratio was included, except that this fixed charge coverage ratio under the Harris Agreement excluded certain historical debt service costs and certain other one-time expenses, both as defined in the Harris Agreement.

On March 20, 2012, the loan and security agreement with BMO Bank was amended (the Harris Agreement, as so amended, the “Amended Agreement”) to increase the total credit facility from $35.0 million to $50.0 million and to extend the maturity date to March 20, 2017. Under the terms of the Amended Agreement: (a) the revolving line of credit bears interest at BMO Bank’s prime rate plus an applicable margin ranging from 0% to 0.50%; or, at the Company’s option, all or a portion of the revolving line of credit can be designated to bear interest at LIBOR plus an applicable margin ranging from 1.75% to 2.25%; (b) the unused revolving line fee was reduced to 0.25%; and (c) the Company is only required to report its compliance with the fixed charge coverage ratio for any month when the Company’s Excess Availability, as defined in the Amended Agreement, is less than the Liquidity Threshold. The Liquidity Threshold is defined as the greater of (i) $7,500,000 or (ii) 12.5% of the total credit facility of $50.0 million, as may be reduced from time to time pursuant to the terms of the Amended Agreement. When required to report its compliance with the fixed charge coverage ratio, the Company must continue to report its compliance with the fixed charge coverage ratio until it has exceeded the

Liquidity Threshold for 60 consecutive days. Additionally, under the Amended Agreement, cash balances are no longer automatically swept by BMO Bank, and, as a result, from time to time, the Company may carry cash balances on its consolidated balance sheet.

On November 8, 2012, the loan and security agreement with BMO Bank was amended (the Harris Agreement, as so amended, “Harris Amended Agreement II”). The Harris Amended Agreement II increased the Company’s thresholds for certain transactions, allowing the Company to: (i) make acquisitions up to an aggregate of $2.0 million (ii) enter into joint ventures up to an aggregate of $2.0 million, up from $500,000, and (iii) make annual capital expenditures up to $8.0 million, up from $4.0 million. These thresholds are subject to certain limitations as set forth in the Harris Amended Agreement II.

As of December 31, 2012, $5.9 million of the Company’s outstanding borrowings under its revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance of $25.0 million as of December 31, 2012, had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to an aggregate interest rate of 1.96%. The unused and available revolving line of credit balance was $19.1 million at December 31, 2012.

As of December 31, 2011, $4.7 million of the Company’s outstanding borrowings under its revolving line of credit bore interest at the prime rate, which equated to 3.25% with the applicable margin included. The remaining outstanding balance of $15.0 million as of December 31, 2011, had been designated to bear interest at the LIBOR rate, plus an applicable margin, which equated to an aggregate interest rate of 2.29%. The unused and available revolving line of credit balance was $15.3 million at December 31, 2011.

9. Leases

The Company leases certain buildings and transportation equipment under various noncancelable operating lease agreements that contain renewal provisions. Rent expense under these leases approximated $2.5 million, $1.7 million and $1.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The future minimum lease payments due under operating leases as of December 31, 2012, were as follows:

2013	$2,336
2014	2,150
2015	2,109
2016	2,072
2017	1,875
Thereafter	990

$11,532

10. 2012 Incentive compensation plan

On May 30, 2012, the Board of Directors of the Company approved and adopted the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”), and the 2012 Plan was approved by a majority of the Company’s stockholders at the Company’s annual meeting held on August 29, 2012. Under the 2012 Plan, the 830,925 shares of the Company’s common stock currently held in treasury are available for awards pursuant to the 2012 Plan. The 2012 Plan is administered by the Compensation Committee of the Board of Directors, which consists only of independent, non-employee directors.

The 2012 Plan is a broad-based plan which allows for a variety of different types of awards, including (but not limited to) non-qualified options, incentive stock options, SAR, restricted stock, deferred stock and performance units, to be made to the Company’s executive officers, employees, consultants and directors. The

2012 Plan is intended to assist the Company in attracting and retaining exceptionally qualified employees, consultants and directors to support the sustained progress, growth and profitability of the Company.

SAR Award Agreement

On June 6, 2012 (the “Grant Date”), the Compensation Committee of the Board of Directors approved, and the Company granted, a SAR to the Company’s Chief Operating Officer (“Grantee”) pursuant to the 2012 Plan and a Stock Appreciation Rights Award Agreement, dated as of the Grant Date. The SAR granted to the Grantee covers an aggregate of 543,872 shares of Company common stock and is exercisable only in whole shares at a price per share of $22.07.

The SAR granted to the Grantee will vest and become exercisable ratably on each of the first three anniversaries of the Grant Date (“graded vesting”). In addition, the SAR will not become exercisable until the date that is the last of any seven Valuation Dates (as defined in the Award Agreement) within any period of ten or fewer consecutive Valuation Dates that commence after May 30, 2012 and prior to May 30, 2022, on each of which the market value per share of Company common stock is at least $22.07. The SAR expires on the tenth anniversary of the Grant Date.

The SAR entitles the Grantee to receive, upon any exercise, a number of shares of the Company’s common stock equal to (i) the number of shares for which the SAR is being exercised multiplied by the value of one share of the Company’s common stock on the date of exercise (determined as provided in the Award Agreement), (ii) less the number of shares for which the SAR is being exercised multiplied by $22.07, (iii) divided by the value of one share of the Company’s common stock on the date of exercise (determined as provided in the award agreement). The exercised SAR is to be settled only in whole shares of the Company’s common stock, and the value of any fractional share of the Company’s common stock will be forfeited.

The SAR granted is accounted for as equity, in accordance with ASC 718, Compensation — Stock Compensation. ASC 718-10-25-11 states options or similar instruments on shares shall be classified as liabilities if either the underlying shares are classified as liabilities or the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. The Company’s underlying shares are classified as equity and under the terms of the Stock Appreciation Rights Award Agreement, the Company must settle the exercised portion of the SAR in shares of the Company’s common stock. As such, the Company has accounted for the SAR as equity.

As of the grant date, the fair value of the SAR was estimated using the Black-Scholes option pricing model. The inputs of the Black-Scholes option pricing model included the fair value of the Company’s common stock, exercise price, risk-free interest rate, estimated price volatility, term and dividend yield.

Due to the limited trading activity in the Company’s common stock at the date of issuance of the SAR, the fair value of the Company’s common stock was established through multiple valuation techniques, including (a) the income approach in the form of the DCF method and (b) the market approach in the form of (i) the guideline public company method and (ii) the merger and acquisition method. See Note 7, “Fair value of financial instruments,” for further details describing such valuation techniques. The technique used in estimating equity associated solely with the SAR was the Option Pricing Method.

In addition to that described above, other assumptions used in the Black-Scholes method included the following as of June 6, 2012: an expected term of 6.0 years, a risk-free interest rate of 0.92%, an anticipated volatility factor of 55.0% and a zero dividend yield. The resulting valuation as of June 6, 2012, was discounted by 15% reflecting an assessment of the trading activity of the Company’s common stock (and by extension the SAR). The suggested value from the Black-Scholes method reflected a fully marketable security that was not burdened by limited marketability; however, at the time, the Company’s common stock (and by extension the SAR) did not have regular trading activity. Therefore, the Company considered it necessary to incorporate a discount to reflect the limited liquidity associated with the SAR. This approach was consistent with that utilized to value the Company’s Private Placement Warrants at that time. See Note 7, “Fair value of financial instruments,” for further details. The resulting fair value of the SAR granted during 2012 was $3.31 per underlying share.

To determine the derived service period associated with the SAR’s market condition, the Company performed a Monte Carlo analysis in order to estimate the likely timeframe until the Company’s public equivalent value would exceed its aggregate exercise price over a period of seven days within a period of 10 or fewer trading days (i.e. the value at which the per share value of the Company’s equity exceeds $22.07). Based on the results of this analysis, the derived service period associated with the SAR’s market condition was determined to be 1.78 years.

ASC Topic 718, Compensation — Stock Compensation, was utilized in order to estimate the fair value of the SAR. The term fair value has been defined in Note 7, “Fair value of financial instruments.” ASC Topic 718 requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award as of the grant date. That cost is then recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718-10-55-72 provides that, if vesting (or exercisability) of an award is based on satisfying both a market condition and a performance or service condition and it is probable that the performance or service condition will be satisfied, the initial estimate of the service period is the longest of the explicit, implicit or derived service period. The Company has computed compensation expense by applying the guidance stated in ASC 718, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (graded vesting attribution method). Since, as noted above, the SAR granted by the Company includes both a market and service condition, the Company used the longest of the periods to define its requisite service period in each separately vesting portion or tranche. Thus, compensation expense for the first tranche was computed on a straight-line basis over the derived service period of 1.78 years. The second and third tranches were computed on a straight-line basis over the explicit service period.

For the year ended December 31, 2012, the Company recognized $0.5 million of expense for the SAR granted. As of December 31, 2012, there was $1.3 million of total unrecognized compensation cost related to the SAR granted under the 2012 Plan. The total cost of the SAR is expected to be recognized over an aggregate three-year period.

11. Defined contribution plan

The Company sponsors a retirement savings plan for employees meeting certain eligibility requirements. Participants may choose from various investment options and can contribute an amount of their eligible compensation annually as defined by the plan document, subject to Internal Revenue Code limitations. The plan is funded by participant contributions and discretionary Company contributions. The Company made no discretionary contributions during 2012, 2011 or 2010.

12. Income taxes

The expense (benefit) for income taxes for the years ended December 31, was as follows:

	2012	2011	2010
Current tax expense
Federal	$3,806	$2,816	$418
State	1,053	827	107

	4,859	3,643	525

Deferred tax expense (benefit)
Federal	(542)	(809)	(112)
State	(174)	(61)	(47)

	(716)	(870)	(159)

Total tax expense	$4,143	$2,773	$366

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate for the years ended December 31, was as follows:

	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense at federal statutory rate	$3,687	34.0%	$2,324	34.0%	$658	34.0%
State income tax, net of federal benefit	581	5.4	506	7.4	76	3.9
Non-deductible transaction expenses	—	—	259	3.8	—	—
Non-deductible private placement warrant expense	152	1.4	130	1.9	—	—
Domestic production activity	(221)	(2.0)	(216)	(3.1)	51	2.6
Research tax credits	(44)	(0.4)	(240)	(3.5)	(260)	(13.4)
Other, net	(12)	(0.2)	10	0.1	(159)	(8.2)

Income tax expense	$4,143	38.2%	$2,773	40.6%	$366	18.9%

Components of the net deferred tax asset or liability consisted of the following as of December 31:

	2012	2011
Allowances and bad debts	$184	$188
Accrued warranty	276	329
Accrued legal fees	—	124
Accrued wages and benefits	331	570
Inventory	862	484
Deferred revenue	512	81
Other	11	38

Total current deferred tax assets	2,176	1,814

Tax depreciation in excess of book	(371)	(490)
Stock compensation	192	—
Other	43	—

Total deferred tax liabilities	(136)	(490)

Net deferred tax assets	$2,040	$1,324

At December 31, 2012 and 2011, the Company did not record a deferred tax valuation allowance, as the Company believed it was more likely than not that earnings would be sufficient to realize the deferred tax assets.

The Company has recorded no liability for uncertain tax positions. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2012 and 2011, the Company had no amounts accrued for interest or penalties.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and in various states. In the normal course of business, the Company is subject to examination by taxing authorities. The Company believes that it is no longer subject to federal and state income tax examinations for years prior to 2009.

The Company’s income tax expense for the year ended December 31, 2012, increased principally due to the higher taxable income realized in 2012 as compared with 2011. In addition, the Company’s income tax expense does not include the benefit of any federal research tax credits expected to be realized for the year ended December 31, 2012, because the enactment of the legislation providing the federal research tax credits for 2012 was not signed into law until January 2, 2013, and generally accepted accounting principles prohibit retroactive application of tax law changes. The federal research tax credit included in our 2011 federal income tax provision was $240,000. The Company generates research tax credits as a result of its research & development activities which reduce the Company’s effective income tax rate. In general, these credits are general business credits and may be carried forward up to 20 years to be offset against future taxable income.

The Company’s effective income tax rate for the year ended December 31, 2012, was 38.2% as compared with 40.6% for the prior year. The Company’s income tax rate for the year ended December 31, 2012 decreased due to a lower effective state rate as compared to 2011, which was principally attributable to estimated state tax credits. In addition, the 2011 estimated tax rate was adversely impacted by non-deductible expenses associated with certain transaction costs incurred in connection with the reverse recapitalization. The Company’s effective income tax rate is also favorably affected each year by the domestic production activities deduction, which is a permanent deduction in the computation of taxable income. The Company’s effective income tax rate for the year ended December 31, 2010, was 18.9%. The Company’s effective income tax rate was lower in 2010 as compared to 2011 principally due to the significant impact that the research tax credit had in 2010 as a result of the lower pre-tax earnings for that year.

13. Stockholders’ equity

The statement of changes in the Company’s stockholders’ equity in the year ended December 31, 2012, reflects the effect of the SAR expense recognized in the operating results and the exercise of a portion of the Private Placements Warrants. These components are explained below.

The statement of changes in the Company’s stockholders’ equity in the year ended December 31, 2011, gives effect to the Reverse Recapitalization and related transactions, including the Reverse Split, which is presented retroactively, and the conversion of the Company’s preferred stock to Company common stock, presented prospectively from the date of conversion, on the consolidated balance sheet and statements of operations.

The aggregate value of the shares of common stock issued and outstanding was reduced by $10,000, with a corresponding increase to additional paid-in capital as of December 31, 2010 associated with the retroactive adjustment for the Reverse Split. The shares of Company common stock prior to the Reverse Split were 10,000,000 shares of common stock as of December 31, 2010, and upon the Reverse Split, such shares of Company common stock automatically converted into 312,500 shares of common stock. Shares held by the former stockholders of Format, Inc., the legal acquiror in the April 29, 2011, Reverse Recapitalization, were also retroactively adjusted from 770,083 common shares (without giving effect to the Reverse Split) to 24,093 common shares (giving effect to the Reverse Split). The shares issuable upon exercise by Roth of the Roth Warrant, were 3,360,000 prior to the Reverse Split and were adjusted to 105,000 shares of common stock (giving effect to the Reverse Split). The Roth Warrant was cashlessly exercised on September 1, 2011, for, and the Company issued to Roth, 62,116 shares of common stock on a net basis. On August 26, 2011, the effective date of the Migratory Merger and Reverse Split, 113,961 shares of the Company preferred stock, representing all then-issued and outstanding shares of preferred stock, were automatically converted into 9,496,753 shares of Company common stock. Upon the consummation of the Migratory Merger and Reverse Split, each share of the Company’s preferred stock automatically converted into a number of shares of common stock equal to one-thousand dollars divided by $12.00 per share, the conversion price for the preferred stock giving effect to the adjustment resulting from the Reverse Split. Accordingly, preferred equity was eliminated and additional paid-in capital was increased by $9.7 million, while the aggregate value of the shares of common stock issued and outstanding was increased by $10,000.

Common stock

The Company has authorized 50,000,000 shares of common stock with a par value of $0.001 per share. At December 31, 2012, 9,909,212 shares of Company common stock were issued and 9,078,287 shares of Company’s common stock were outstanding. At December 31, 2011, 9,895,462 shares of Company common stock were issued and 9,064,537 shares of Company’s common stock were outstanding. Each holder of a share of Company common stock is entitled to one vote per share held on each matter to be considered by holders of the Company’s common stock. Holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors. The Company’s current policy is to retain earnings for operations and growth. Upon any liquidation, dissolution or winding-up of the Company, the holders of the Company’s common stock are entitled to share ratably in all assets available for distribution, after payment of, or provision for, all liabilities and the preferences of any then outstanding shares of Company preferred stock. The holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights. See Series A Convertible preferred stock below for a discussion of the automatic conversion of the Company’s shares of preferred stock into shares of common stock upon consummation of the Migratory Merger and Reverse Split.

Series A Convertible preferred stock

Series A Convertible preferred stock was convertible into shares of the Company’s common stock at any time at the election of its holder, subject to limitations on conversion set forth in the certificate of designation and automatically converted into shares of the Company’s common stock on August 26, 2011, the effective date of the Migratory Merger and Reverse Split. The preferred stock conversion price was $12.00 per share giving effect to the Reverse Split and was subject to adjustment for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of Company common stock. The Series A Convertible preferred stock was also subject to full-ratchet anti-dilution protection whereby, upon the issuance (or deemed issuance) of shares of the Company’s common stock, subject to specified exceptions, the conversion price of the Company’s preferred stock would have been reduced to the effective price of its common stock so issued (or deemed to be issued). The Company preferred stock did not have a stated maturity date, and upon the occurrence of the liquidation, dissolution or winding up of the Company each holder of preferred stock would have been entitled to be paid before any distribution or payment was made upon the Company’s common stock. The Company preferred stock could only have been converted to shares of its common stock and was not redeemable for cash upon the occurrence of any other events. The Company preferred stock was not within the scope of ASC 480, Distinguishing Liabilities from Equity, as the preferred stock was not a mandatorily redeemable financial instrument; it did not embody an obligation to repurchase the Company’s equity shares by transferring assets; and it did not embody an unconditional obligation to issue a variable number of the Company’s equity shares. Accordingly, the Company’s preferred stock did not meet the conditions in paragraph 2 of ASC 480-10-S99-3A (as interpreted in paragraph 3f) that would require temporary equity classification. Therefore, the preferred stock was classified as permanent equity on the Company’s balance sheet.

The allocation of the $18.0 million Private Placement proceeds to Company preferred stock and Private Placement Warrants is described below. The respective values of the preferred stock and Private Placement Warrants were separately estimated and applied to these respective securities for purposes of applying the appropriate accounting guidance to each security. The value assigned to the shares of preferred stock was computed on an “as-if” converted basis and derived through an estimation of the fair value of the Company’s common stock as of April 29, 2011, the date upon which the Reverse Recapitalization and Private Placement occurred, and represented the residual amount of the $18.0 million Private Placement proceeds after determining the value of the Private Placement Warrants as discussed further below under Private placement warrants. The Company estimated the fair value of its common stock using the “Backsolve Method,” as described in the current working draft of the AICPA Practice Aid. The Backsolve Method, a form of the market approach to valuation, derives the implied equity value for one type of equity security (e.g. common equity) from a contemporaneous transaction involving another type of equity security (e.g., preferred stock). In this case, the Company solved for the common equity value ($10.08 per share as adjusted for the Reverse Split) in an option pricing model such that the aggregate value of the securities issued in the Private Placement, considering both the Company’s preferred stock component and Private Placement Warrant’s component, equaled $18.0 million. That is, the sum of (i) $10.08 per common share, multiplied by 1,500,009 shares of the Company’s common stock issuable upon conversion of the shares of the Company’s preferred stock issued in the Private Placement (as adjusted for the Reverse Split, on an as-if converted basis) plus (ii) $3.85 per share multiplied by 750,002 shares of the Company’s common stock issuable upon exercise of the Private Placement Warrants (as adjusted for the Reverse Split) equals $18.0 million. Accordingly, the value assigned to the Company preferred stock was $15.1 million of the $18.0 million gross proceeds received in the Private Placement. After reflecting the costs associated with the Reverse Recapitalization and allocation of the transaction costs associated with the Private Placement, as described below under Transaction costs, the value of the Company’s preferred equity was $9.7 million immediately prior to its elimination upon the automatic conversion of the shares of the preferred stock to shares of Company common stock on August 26, 2011, the effective date of the Migratory Merger and Reverse Split.

Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of the Company’s preferred stock automatically converted into a number of shares of the Company’s common stock equal to $1,000 divided by $12.00, the per share conversion price for the preferred stock giving effect to the adjustment resulting from the Reverse Split. At issuance, no portion of the proceeds of the Company preferred stock was assigned to the conversion feature as a separate derivative instrument under ASC 815-15-25-1 because the economic characteristics and risks of the conversion option were clearly and closely related to those characteristics of the Company’s preferred stock as further discussed below.

The accounting for the embedded conversion option of the Company’s preferred stock was determined by ASC 815-15-25-1, which required that an embedded derivative be separated from the host contract (i.e., the Company’s preferred stock in this case) and accounted for as a derivative instrument if all of the following criteria were met: (a) the economic characteristics and risks of the embedded derivative were not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument (i.e., the Company preferred stock and its embedded conversion option) was not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative would, pursuant to ASC 815-10-15, be a derivative instrument subject to the requirements of ASC 815-15-25-1.

The host contract (i.e., the Company preferred stock), absent the conversion option, did not provide the holders with principal protection, and it encompassed a residual interest in the Company. Therefore, the host contract was more analogous to equity. The conversion option enabled the holders to convert the Company preferred stock into shares of Company common stock, subject to certain adjustments and limitations on conversion. Since the host contract was an equity host and the conversion option was to convert the preferred stock into Company common stock and both possessed principally equity characteristics related to the same entity, the economic characteristics and risks of the conversion option were clearly and closely related to those of the Company preferred stock host contract. Therefore, the requirements in paragraph ASC 815-15-25-1(a) were not met. Accordingly, the embedded conversion option was not required to be separately classified and accounted for apart from the Company preferred stock.

Private placement warrants

Each investor in the Private Placement also received a number of Private Placement Warrants equal to one-half the number of shares of the Company’s common stock issuable upon conversion of the shares of Company preferred stock purchased by such investor. At issuance, the Private Placement Warrants represented the right to purchase a total of 750,002 shares of the Company’s common stock at an exercise price of $13.00 per share, as adjusted for the Reverse Split, subject to further adjustment for non-cash dividends, distributions, stock splits or other reorganizations or reclassifications of the Company’s common stock. The Private Placement Warrants are also subject to full ratchet anti-dilution protection whereby, upon the issuance (or deemed issuance) of shares of the Company’s common stock at a price below the then-current exercise price of the Private Placement Warrants, subject to specified exceptions, the exercise price of the Private Placement Warrants will be reduced to the effective price of the Company’s common stock so issued (or deemed to be issued). The Private Placement Warrants will expire on April 29, 2016.

At any time beginning six months after the closing of the Private Placement at which the Company is required to register the shares issuable upon exercise of the Private Placement Warrants pursuant to the registration rights agreement entered into in connection with the Private Placement, but such shares may not be freely sold to the public, the Private Placement Warrants may be “cashlessly” exercised by their holders. In such circumstances, the warrant holders may “cashlessly” exercise the Private Placement Warrants by causing the Company to withhold a number of shares of its common stock otherwise issuable upon such exercise having a value, based upon the market price of the Company’s common stock (such market price as defined in the purchase agreement for the Private Placement), equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the Private Placement Warrants will occur without any cash being paid by the holders of the Private Placement Warrants. Because the shares issuable upon exercise of the Private Placement Warrants are currently available for resale pursuant to effective registration statements filed by the Company with the SEC, the Private Placement Warrants may not be “cashlessly” exercised at this time. The Private Placement Warrants further include a requirement that, from and after the effective date of the Reverse Split, the Company will keep reserved out of the authorized and unissued shares of its common stock sufficient shares to provide for the exercise of the Private Placement Warrants.

Also, pursuant to the purchase agreement for the Private Placement, additional shares of the Company’s common stock and additional warrants may be issued to the investors in the Private Placement in the event that the Company issues securities in a public or private offering or in a series of related offerings, resulting in gross proceeds to the Company of at least $5.0 million, at or below an effective price per share of $12.00 as adjusted for the Reverse Split, subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of the Company’s common stock. See Series A Convertible preferred stock above for a detailed description of this provision.

The Company’s Private Placement Warrants are accounted for as a liability, in accordance with ASC 480-10-25-14, Distinguishing Liabilities from Equity. ASC 480-10-25-14 states that, if an entity must or could settle an instrument by issuing a variable number of its own shares, and, as in this case, the obligation’s monetary value is based solely or predominantly on variations in the fair value of the company’s equity shares, but moves in the opposite direction, then the obligation to issue shares is to be recorded as a liability at the inception of the arrangement, and is adjusted with subsequent changes in the fair value of the underlying stock. The effect of the change in value of the obligation is reflected as “Other (income) expense” in the Company’s consolidated statement of operations.

The Private Placement Warrants issued with the 18,000 shares of the Company’s preferred stock had an estimated fair value of $2,887,000 at the closing of the Reverse Recapitalization transaction and the Private Placement on April 29, 2011, determined based upon an agreed-upon exercise price of the Private Placement Warrants; the purchase price for (value of) the Company’s preferred stock and Private Placement Warrants, in the aggregate as agreed upon with the investors in the Private Placement; an assessment of an appropriate risk-free interest rate of 2.1%, an anticipated volatility factor of 50.0%, and a zero percent dividend yield, all incorporated into a valuation using the Black-Scholes option pricing model. The Company determined that the five-year Treasury Bond yield was a reasonable assumption for a risk-free rate, and that an appropriate volatility rate would represent the upper end of the range of implied volatility of publicly traded call options of benchmark companies, which reflects the mid-range of their historical volatility. The Company’s past history of not paying dividends and management’s intentions to continue such a dividend policy resulted in a zero dividend yield assumption. The five-year term of the Private Placement Warrants, the stated warrant exercise price of $13.00 per share (as adjusted for the Reverse Split), when the Private Placement Warrants became exercisable, and the Company’s common stock valuation of $10.08 per share (as adjusted for the Reverse Split), when the Private Placement Warrants became exercisable, comprise the balance of the inputs into the Black-Scholes pricing model for the warrant valuation. See Note 7, “Fair value of financial instruments,” for further detail describing the valuation approach for the Private Placement Warrants as of December 31, 2012.

During the year ended December 31, 2012, a portion of the Private Placement Warrants were exercised, resulting in the issuance of 13,750 shares of the Company’s common stock.

Roth warrant

The Company issued to Roth, the Roth Warrant to purchase shares of the Company’s common stock, as compensation for its role as placement agent in connection with the Private Placement. Prior to its exercise in full on September 1, 2011, as described below, the Roth Warrant represented the right to purchase an aggregate of 105,000 shares of the Company’s common stock, at an exercise price of $13.20 per share, subject to further adjustment for non-cash dividends, distributions, stock splits, or other reorganizations or reclassifications of the Company’s common stock. The Roth Warrant was subject to expire on April 29, 2016. At any time following the effectiveness of the Reverse Split, the Roth Warrant could have been “cashlessly” exercised by its holder by causing the Company to withhold a number of shares of its common stock otherwise issuable upon such exercise having a value, based upon the market price of the Company’s common stock (such market price as defined in the Roth Warrant), equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the Roth Warrant would occur without any cash being paid by the holder of the warrant to the Company. The Roth Warrant included a requirement that the Company reserve a sufficient number of shares of its common stock solely for the purpose of effecting the exercise of the Roth Warrant into shares of the Company’s common stock pursuant to the terms (and subject to the limitations) thereof.

The estimated fair value of the Roth Warrant of $0.4 million as of the consummation of the Private Placement on April 29, 2011 was determined using the same assumptions used to value the Private Placement Warrants described above, and by using the same inputs, but for its specific exercise price of $13.20 per share as adjusted for the Reverse Split. The Roth Warrant was classified as equity and was recorded as an adjustment between the Roth Warrant and the Company’s preferred stock equity. Unlike the Private Placement Warrants, the Roth Warrant did not contain, and was not otherwise subject to, any price-based anti-dilution provisions and could only be settled by the Company with a fixed number of shares of the Company’s common stock (subject to customary adjustments for non-cash dividends, distributions, stock splits or other reorganizations or reclassifications of the Company’s common stock). Under ASC 815-40-25, this lack of price-based anti-dilution provisions was the distinctive attribute as compared to the Private Placement Warrants that required the Roth Warrant to be classified as equity on the Company’s consolidated balance sheets. The valuation of the Company’s preferred stock, common stock and Private Placement Warrants employed the Black-Scholes option pricing model and incorporated the purchase price of the Company’s preferred stock and Private Placement Warrants, including the Roth Warrant, and the Company’s assessment relative to the interest rate, volatility factor, and other inputs utilized in the model. The Roth Warrant represented compensation to Roth for its services in its capacity as placement agent for the Private Placement, and the Roth Warrant’s $0.4 million estimated fair value ($3.80 per share of common stock issuable upon exercise of the Roth Warrant as adjusted for the Reverse Split) was recorded as a reduction of capital from the preferred stock issuance.

In accordance with its terms, on September 1, 2011, Roth “cashlessly” exercised, in full, the Roth Warrant, receiving 62,116 shares of the Company’s common stock on a net basis, with 42,884 of the 105,000 warrant shares issuable upon exercise thereof withheld by the Company in lieu of payment by Roth to the Company of an amount in cash equal to the aggregate exercise price thereof, in accordance with the provisions of the Roth Warrant.

Stock purchase agreement with management stockholder

The Company and Gary S. Winemaster, the Company’s Chief Executive Officer and President, and Chairman of the Board of Directors of the Company, entered into a Stock Purchase Agreement, pursuant to which, on October 31, 2011, the Company purchased from Mr. Winemaster 830,925 shares of Company common stock for $4.25 million, or $5.11 per share. These shares were returned to the Company’s treasury as authorized and issued, but not outstanding, shares of common stock of the Company.

As of December 31, 2012, the 830,925 shares of Company common stock that were repurchased by the Company as described above are available for awards pursuant to the Company’s 2012 Incentive Compensation Plan.

Transaction costs

The transaction costs incurred in connection with the Reverse Recapitalization and the Private Placement consist of cash costs of approximately $5.7 million, and the issuance to Roth, as placement agent for the Private Placement, of the Roth Warrant (with an estimated fair value of approximately $0.4 million). The cash costs consisted of fees to the placement agent in the Private Placement, legal and accounting fees, consulting fees, fees for the repurchase of shares of Format stock from the former sole director and executive officer of Format and termination of his interest in and obligations owed by Format to him, and other expenses associated with the Reverse Recapitalization and Private Placement transactions. The cash transaction costs were required to be allocated between equity (approximately $4.9 million) for the costs allocated to the Company’s preferred stock, plus subsequent registration costs of the Company’s common stock, and operating results (approximately $0.8 million) for the costs allocated to the Private Placement Warrants.

Included in the transaction costs above were costs for filing registration statements with the SEC covering the resale of shares of common stock issued upon conversion of shares of preferred stock and exercise of the Roth Warrant and issuable upon exercise of the Private Placement Warrants, which totaled approximately $0.6 million as of December 31, 2011, and were recorded as a reduction of additional paid-in capital, as the Company was obligated to register all such shares of the Company’s common stock pursuant to the terms of the purchase agreement for the Private Placement.

Shares reserved for specific purposes

As of December 31, 2012 and 2011, 736,252 shares of Company common stock and 750,002 shares of Company common stock, respectively, remained reserved for the exercise of the Private Placement Warrants, in accordance with the terms of the purchase agreement for the Private Placement. The 830,925 shares of Company common stock that were repurchased by the Company, as described above, have been reserved for awards pursuant to the Company’s 2012 Incentive Compensation Plan. Contingently issuable shares, as described below, will be reserved when the conditions for their issuance have been met.

Contingently issuable securities

Pursuant to the purchase agreement for the Private Placement, additional shares of the Company’s common stock and additional warrants may be issued to the investors in the Private Placement in the event that the Company issues securities in a public or private offering or in a series of related offerings resulting in gross proceeds to the Company of at least $5.0 million at or below an effective price per share of $12.00 as adjusted for the Reverse Split, subject to further adjustment for stock splits, stock dividends or other reclassifications or combinations of the Company’s common stock. See “Anti-dilutive potential common shares excluded from the diluted earnings per share computation,” under Note 4 above for a detailed description of this provision. The conditions under which such issuance may occur have not yet occurred as of December 31, 2012, nor were they reasonably certain to occur as of the date of issuance of the consolidated financial statements presented herein.

Registration rights agreement

In connection with the Private Placement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the investors in the Private Placement and Roth Capital Partners, LLC, pursuant to which it agreed to file a registration statement on Form S-1, with the SEC, covering the resale of “Registrable Securities” (as defined below) (which includes the shares of the Company’s common stock that were issuable upon conversion of shares of the Company’s preferred stock originally issued in the Private Placement and shares of the Company’s common stock issuable upon exercise of the Private Placement Warrants and shares of the Company’s common stock that were issuable upon exercise of the Roth Warrant), on or before the date which is 30 days after the closing date of the Private Placement, and to use its commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable. The Company further agreed, within 30 days after it becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, to file a registration statement on Form S-3 covering the Registrable Securities. Pursuant to the Private Placement Registration Rights Agreement, the holders of Registrable Securities are also entitled to certain piggyback registration rights. “Registrable Securities,” as contemplated by the Private Placement Registration Rights Agreement, means certain shares of the Company’s common stock, including those shares that were issuable upon conversion of shares of Company preferred stock issued in the Private Placement and shares of the Company’s common stock issuable upon exercise of the Private Placement Warrants and the shares of the Company’s common stock that were issued upon exercise of the Roth Warrant; provided, that, any such share shall cease to be a Registrable Security upon (A) sale pursuant to the registration statement or Rule 144 under the Securities Act, (B) such share becoming eligible for sale without restriction by the selling securityholder holding such security pursuant to Rule 144 under the Securities Act or (C) such share otherwise becoming eligible for sale without restriction pursuant to Section 4(1) of the Securities Act, provided that, any restrictive legend on any certificate or other instrument representing such shares has been removed or there has been delivered to the transfer agent for such shares irrevocable documentation (including any necessary legal opinion) to the effect that, upon submission by the applicable selling securityholder of the certificate or instrument representing such security, any such restrictive legend shall be removed.

The Company is also obligated to maintain the effectiveness of the registration statement until the earliest of (1) the first date on which all Registrable Securities covered by such registration statement have been sold, (2) the first date on which all Registrable Securities covered by such registration statement may be sold without restriction pursuant to Rule 144 or (3) the first date on which none of the securities included in the registration statement constitute Registrable Securities.

In addition, at any time beginning six months after the closing of the Private Placement at which the Company was required to register the shares issuable upon exercise of the Private Placement Warrants, but such shares may not be freely sold to the public, the warrants may be “cashlessly” exercised by the holders thereof. In such circumstances, the warrant holders may “cashlessly” exercise the Private Placement Warrants by causing the Company to withhold a number of shares of its common stock otherwise issuable upon such exercise having a value, based upon the market price (such market price as defined in the purchase agreement for the Private Placement) of the Company’s common stock, equal to the aggregate exercise price associated with such exercise. In other words, in such circumstances, the exercise of the Private Placement Warrants will occur without any cash being paid by the holders of the Private Placement Warrants to the Company. Because the shares issuable upon exercise of the Private Placement Warrants are currently available for resale pursuant to effective registration statements filed by the Company with the SEC, the Private Placement Warrants may not be “cashlessly” exercised at this time. The Roth Warrant contained a similar cashless exercise feature (and was exercised pursuant thereto), except that the Roth Warrant was not “cashlessly” exercisable by its holder prior to the effectiveness of the Reverse Split.

In connection with the consummation of the Reverse Recapitalization, the Company also entered into a registration rights agreement with the former stockholders of The W Group, pursuant to which it agreed to provide to such persons certain piggyback registration rights with respect to shares of the Company’s capital stock, including shares issuable upon exercise, conversion or exchange of securities, held by such persons at any time on or after the closing of the Reverse Recapitalization. The piggyback registration rights under this Registration Rights Agreement are subject to customary cutbacks and are junior to the piggyback registration rights granted to investors in the Private Placement and to Roth pursuant to the Registration Rights Agreement entered into in connection with the Private Placement.

The Company had a commitment to file a registration statement with the SEC as described above. If a registration statement was not filed with the SEC on or prior to the date which was 30 days after the closing date of the Private Placement, or if (1) a registration statement covering the Registrable Securities was not declared effective by the SEC prior to the earlier of (A) five business days after the SEC informed the Company that no review of such registration statement would be made or that the SEC had no further comments on such registration statement, or (B) the 120th day after the closing of the Private Placement, or (2) after a registration statement had been declared effective by the SEC, sales could not be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then the Company would have been required to pay amounts representing liquidated damages to each of the investors. Specifically, in any such case the Company would have been required to pay each investor 1.5% of the aggregate amount invested by such investor for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed with the SEC or been declared effective, or was unavailable, as applicable. Thus, liquidated damages to investors could have amounted to approximately $0.3 million every 30 days. The terms of the Registration Rights Agreement did not specify a maximum potential amount of liquidated damages and settlement alternatives were not provided. As the payment of liquidated damages did not appear probable at inception of the Private Placement, and remained so as of the date that any subsequent financial statements were issued, the Company did not record any contingent liability as an allocation of the gross proceeds from the Private Placement, nor subsequently, as an expense in accordance with ASC 450-20, Loss Contingencies. A registration statement covering the Registrable Securities was declared effective on August 26, 2011 by the SEC, which resolved the contingency regarding the registration statement being declared effective.

14. Commitments and contingencies

The Registration Rights Agreement provided that the initial registration statement that the Company filed to cover Registrable Securities need not cover the shares of the Company’s common stock that were not issuable upon conversion of the Company’s preferred stock or exercise of the Private Placement Warrants and the Roth Warrant prior to the Reverse Split if the Company was to determine (upon advice of counsel), or was to be advised by the SEC, that those shares may not be covered by that initial registration statement. As a result, the initial registration statement covered only the shares that were issuable upon conversion of the preferred stock prior to the Reverse Split (in other words, the shares that were issuable upon conversion of the preferred stock giving effect to the pre-Reverse Split limitation on conversion) and did not cover any of the shares issuable upon exercise of the Private Placement Warrants or any of the shares that were issuable upon exercise of the Roth Warrant. Under the Registration Rights Agreement, upon the date that was two days after the Company’s stockholders approved the Migratory Merger and the Reverse Split, the Company was obligated to file a registration statement covering all of the remaining shares that were issuable upon conversion of the preferred stock and all of the shares issuable upon exercise of the warrants issued in the Private Placement and all of the shares that were issuable upon exercise of the warrants issued to Roth. The Registration Rights Agreement provided that if a registration statement covering those initial shares was not filed with the SEC on or prior to the date which was five business days after the date which was two business days after the Company’s stockholders approved the Migratory Merger and the Reverse Split or if (1) a registration statement covering those additional shares was not declared effective by the SEC prior to the earlier of (A) five business days after the SEC informed the Company that no review of such registration statement would be made or that the SEC had no further comments on such registration statement, or (B) the 120th day after the deadline for the Company’s filing of that registration statement, or (2) after such registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason, but excluding any period for which the use of any prospectus included in a registration statement has been suspended if and so long as certain conditions exist (which period may not be for more than 20 consecutive days or for a total of more than 45 days in any 12-month period), then the Company is required to pay amounts representing liquidated damages to each of the investors, on the same basis as the liquidated damages the Company could have been required to pay in connection with the initial registration statement. A registration statement covering the remaining Registrable Securities was declared effective on September 13, 2011 by the SEC, which resolved the contingency regarding the registration statement being declared effective.

The Company is involved in various legal proceedings arising in the normal course of doing business. The Company is required to record a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated; however, based upon a review of information currently available to the Company regarding the potential impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to the legal proceedings in which the Company is currently involved the resolution of the legal proceedings in which the Company is currently involved, either individually or in the aggregate, is not expected to have a material effect on the Company’s consolidated results of operations, financial condition or cash flows.

POWER SOLUTIONS INTERNATIONAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the approximate amount of fees and expenses, other than underwriting discounts, payable by the registrant in connection with the issuance and distribution of the shares. The registrant will pay all of these expenses. All expenses other than the SEC registration fee and FINRA fee are estimated.

SEC Registration Fee	$8,221
FINRA Filing Fee	9,541
Accounting Fees and Expenses	150,000
Legal Fees and Expenses	275,000
Printing Expenses	40,000
Transfer Agent and Registrar Fees and Expenses	5,000
Miscellaneous	12,238

Total	$500,000

Item 14. Indemnification of Directors and Officers

The registrant is subject to Section 145 of the Delaware General Corporation Law, as amended, which provides that a corporation may indemnify directors and officers as well as other employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Indemnification pursuant to Section 145 does not exclude any other rights to which those seeking indemnification may be entitled under the registrant’s certificate of incorporation, any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The registrant may enter into indemnification agreements with each of the registrant’s directors and executive officers, which will provide for mandatory indemnification of an executive officer or a director made party to a proceeding by reason of the fact that the person is or was an executive officer or a director of ours, if the executive officer or director acted in good faith and in a manner the executive officer or director reasonably believed to be in, or not opposed to, the registrant’s best interests and, in the case of a criminal proceeding, the executive officer or director had no reasonable cause to believe that his or her conduct was unlawful. Such agreements would also obligate the registrant to advance expenses to an executive officer or a director who may have a right to be indemnified by the registrant; provided, that the executive officer or director will repay advanced expenses if it is ultimately determined that he or she is not entitled to indemnification. Under such agreements, the registrant’s executive officers and directors would also be entitled to indemnification and indemnification for expenses incurred as a result of acting at the registrant’s request as a director, an officer or an agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by the registrant.

The certificate of incorporation for the registrant (i) provides for the indemnification of the registrant’s directors with regards to actions by or in the right of the registrant, (ii) provides for the indemnification of the registrant’s directors to the fullest extent permitted by the Delaware General Corporation Law with regards to other actions, and (iii) provides for the indemnification of the registrant’s officers, employees and agents to the extent determined by its board of directors.

In addition, the certificate of incorporation for the registrant provides that the personal liability of the registrant’s directors is eliminated to the fullest extent permitted by the Delaware General Corporation Law. The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (iv) for any transaction from which the director derives an improper personal benefit.

The registrant also maintains standard policies of insurance under which coverage is provided (a) to the registrant’s directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by it to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

During the past three years, the registrant has made the following sales of securities that were not registered under the Securities Act:

Reverse Recapitalization

On April 29, 2011, Format, Inc. (n/k/a Power Solutions International, Inc.) entered into an agreement and plan of merger and completed the reverse recapitalization. Pursuant to the merger agreement, all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the reverse recapitalization converted into, and Power Solutions International, Inc. issued to the three stockholders of The W Group, an aggregate of 10,000,000 shares of the registrant’s common stock and 95,960.90289 shares of preferred stock.

The shares of preferred stock and shares of the registrant’s common stock issued to the former stockholders of The W Group in the reverse recapitalization were not registered under the Securities Act or the securities laws of any state, and were in each case offered, sold and issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, and Rule 506 of Regulation D promulgated thereunder, and the exemption from state securities law registration requirements provided by Section 18(b)(4)(D) of the Securities Act. The registrant relied on such exemptions based in part on written representations made by the former stockholders of The W Group in the respective transaction documents, including representations with respect to each stockholder’s status as an accredited investor and investment intent with respect to the acquired securities. The shares of the registrant’s common stock that were issued upon the automatic conversion of the shares of preferred stock issued in the reverse recapitalization were issued in transactions exempt from registration under Section 3(a)(9) of the Securities Act, because no commission or other remuneration was paid in connection with such conversions and the resulting issuance of such shares of the registrant’s common stock.

Private Placement

Substantially concurrently with the closing of the reverse recapitalization, on April 29, 2011, the registrant entered into a purchase agreement with 29 accredited investors and consummated the private placement, pursuant to which the registrant issued to these investors an aggregate of 18,000 shares of preferred stock, together with warrants to purchase share of the registrant’s common stock, at a purchase price of $1,000 per share and related warrant, receiving total gross proceeds of approximately $18,000,000. Upon the consummation of the migratory merger (including the reverse split of the registrant’s common stock effected thereby) on August 26, 2011, the preferred stock issued in the private placement automatically converted into an aggregate of 1,500,009 shares of the registrant’s common stock. For every one share of the registrant’s common stock issuable upon conversion of shares of preferred stock purchased in the private placement, each investor in the private placement also received a warrant to purchase one-half of a share of the registrant’s common stock at an exercise price of $13.00 per share, as adjusted for the reverse split and subject to further adjustment as set forth in the private placement warrants. Accordingly, the warrants issued in the private placement represent the right to purchase an aggregate of 750,002 shares of the registrant’s common stock. In connection with the private placement, the registrant also issued to Roth Capital Partners, LLC a warrant to purchase 105,000 shares of the registrant’s common stock, at an exercise price of $13.20 per share, as adjusted for the reverse split and subject to further adjustment upon the terms and conditions set forth in the Roth warrant. In accordance with its terms, on September 1, 2011 Roth Capital Partners “cashlessly” exercised in full the warrant issued to Roth Capital Partners, acquiring an aggregate of 62,116 shares of our common stock.

The shares of preferred stock issued in the private placement, the warrants and the Roth warrant were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, in each case as a transaction by an issuer not involving a public offering, and Rule 506 of Regulation D promulgated thereunder, and the exemption from state securities law registration requirements provided by Section 18(b)(4)(D) of the Securities Act. The registrant relied on such exemptions based in part on representations made by each of the investors in the private placement in the purchase agreement, or in the case of Roth Capital Partners, LLC, in the Roth warrant, including representations with respect to each investor’s status or the status of Roth Capital Partners, LLC, as applicable, as an accredited investor and investment intent with respect to the acquired securities. The shares of the registrant’s common stock issued upon the automatic conversion of the shares of preferred stock issued in the private placement and upon the “cashless” exercise of the Roth warrant were issued in transactions exempt from registration under Section 3(a)(9) of the Securities Act, because no commission or other remuneration was paid in connection with such conversions and the resulting issuance of such shares of the registrant’s common stock. To the extent any shares of the registrant’s common stock have been or will be issued upon the exercise of any of the private placement warrants, such shares will be issued in transactions anticipated to be exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder or, to the extent permitted, in the case of “cashless exercise” of the private placement warrants, Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-5 hereof.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wood Dale, State of Illinois, on June 12, 2013.

Power Solutions International, Inc. (Registrant)

By:	/S/ DANIEL P. GOREY
Daniel P. Gorey Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/S/ GARY S. WINEMASTER Gary S. Winemaster	Chief Executive Officer, President and Chairman of the Board (principal executive officer)	June 12, 2013

/S/ DANIEL P. GOREY Daniel P. Gorey	Chief Financial Officer (principal financial officer and principal accounting officer)	June 12, 2013

* Kenneth Landini	Director	June 12, 2013

* H. Samuel Greenawalt	Director	June 12, 2013

* Jay J. Hansen	Director	June 12, 2013

* Mary E. Vogt	Director	June 12, 2013

*By:	/S/ DANIEL P. GOREY
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger between Format, Inc., PSI Merger Sub, Inc. and The W Group, Inc. (incorporated by reference from Exhibit 2.1 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).†

3.1	Certificate of Designation of Series A Convertible Preferred Stock of Power Solutions International, Inc. (f/k/a Format, Inc.) (incorporated by reference from Exhibit 3.1 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

3.2	Amended and Restated Bylaws of Power Solutions International, Inc. (f/k/a Format, Inc.) adopted April 29, 2011 (incorporated by reference from Exhibit 3.2 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

3.3	Articles of Incorporation of Power Solutions International, Inc. (f/k/a Format, Inc.), originally filed with the Secretary of State of the State of Nevada on March 21, 2011, including the Articles of Merger originally filed with the Secretary of State of the State of Nevada on April 29, 2011 and the Certificate of Designation of Series A Convertible Preferred Stock of Power Solutions International, Inc. originally filed with the Secretary of State of the State of Nevada on April 29, 2011 (incorporated by reference from Exhibit 3.3 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed August 19, 2011).

3.4	Certificate of Incorporation of Power Solutions International, Inc., a Delaware corporation, originally filed with the Secretary of State of the State of Delaware on August 12, 2011 (incorporated by reference from Exhibit 3.4 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed August 19, 2011).

3.5	Bylaws of Power Solutions International, Inc., a Delaware corporation, adopted August 12, 2011 (incorporated by reference from Exhibit 3.5 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed August 19, 2011).

5.1	Opinion of Katten Muchin Rosenman LLP as to the validity of the shares registered.

10.1	Stock Repurchase and Debt Satisfaction Agreement, dated as of April 29, 2011, between Format, Inc. and Ryan Neely and Michelle Neely (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.2	Termination Agreement, dated as of April 28, 2011, between The W Group, Inc. and Thomas Somodi, including the Purchase and Sale Agreement, dated as of April 28, 2011, between Gary Winemaster and Thomas Somodi referenced therein (incorporated by reference from Exhibit 10.2 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.3	Employment Agreement, dated as of April 29, 2011, between Power Solutions International, Inc. and Thomas Somodi (incorporated by reference from Exhibit 10.3 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.4	Purchase Agreement, dated April 29, 2011, among Format, Inc. and the investors in the private placement (incorporated by reference from Exhibit 10.4 to Amendment No. 3 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.5	Form of Voting Agreement, dated April 29, 2011, between Power Solutions International, Inc. and each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (incorporated by reference from Exhibit 10.5 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

Exhibit Number	Exhibit Description
10.6	Form of Warrant, dated April 29, 2011, issued by Power Solutions International, Inc. to the investors in the private placement (incorporated by reference from Exhibit 10.6 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.7	Warrant, dated April 29, 2011, issued by Power Solutions International, Inc. to ROTH Capital Partners, LLC (incorporated by reference from Exhibit 10.7 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.8	Form of Lock-Up Agreement entered into by each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (incorporated by reference from Exhibit 10.8 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.9	Registration Rights Agreement, dated as of April 29, 2011, among Power Solutions International, Inc., the investors in the private placement and ROTH Capital Partners, LLC (incorporated by reference from Exhibit 10.9 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission May 5, 2011).

10.10	Registration Rights Agreement, dated as of April 29, 2011, among Power Solutions International, Inc. and Gary Winemaster, Kenneth Winemaster and Thomas Somodi (incorporated by reference from Exhibit 10.10 to the registrant’s Current Report on Form 8-K, as amended, dated April 29, 2011).

10.11	Loan and Security Agreement, dated as of April 29, 2011, by and among Harris N.A., as agent for itself and other lenders party thereto, each of the lenders party thereto, Power Solutions International, Inc., The W Group, Inc., Power Solutions, Inc., Power Great Lakes, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., Power Properties, L.L.C., Power Production, Inc., Power Global Solutions, Inc., PSI International, LLC and XISync LLC, and related documents (incorporated by reference from Exhibit 10.11 to Amendment No. 3 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission August 1, 2011).††

10.12	Supply Agreement, dated December 11, 2007, by and between PSI International, LLC and Doosan Infracore Co., Ltd., as amended (incorporated by reference from Exhibit 10.12 to Amendment No. 4 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission August 12, 2011).††

10.13	Distribution Agreement for Perkins Products, dated January 1, 2004, by and between Perkins Engines Inc. and Power Great Lakes, Inc., as amended (incorporated by reference from Exhibit 10.13 to Amendment No. 3 to the registrant’s Current Report on Form 8-K, dated April 29, 2011, filed with the Commission August 1, 2011).

10.14	Consent and Waiver Agreement, dated January 20, 2011, by and among Fifth Third Bank, in its individual capacity and as agent for itself and other lenders party thereto, each of the lenders party thereto, The W Group, Inc., Power Solutions, Inc., Power Great Lakes, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., Power Properties, L.L.C., Power Production, Inc., Power Global Solutions, Inc., PSI International, LLC and XISync LLC (incorporated by reference from Exhibit 10.14 to Amendment No. 1 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed July 26, 2011).

10.15	Industrial Lease Agreement, dated as of June 30, 2011, by and between Power Great Lakes, Inc. and Centerpoint Properties Trust (incorporated by reference from Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed August 15, 2011).

10.16	Industrial Space Lease Agreement, dated as of January 11, 2011, by and between Power Great Lakes, Inc. and Dickal 770 L.L.C. (incorporated by reference from Exhibit 10.16 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed August 19, 2011).

Exhibit Number	Exhibit Description
10.17	Lease Agreement, dated as of August 28, 2006, as amended, by and between Power Great Lakes, Inc. and AMB Partners II Local, L.P. (incorporated by reference from Exhibit 10.17 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333-174543, filed August 19, 2011).

10.18	Lease Agreement, dated as of July 20, 2004, as amended, by and between Power Great Lakes, Inc. and Gateway Jefferson, Inc. (incorporated by reference from Exhibit 10.18 to Amendment No. 2 to the registrant’s Registration Statement on Form S-1, Registration No. 333- 174543, filed August 19, 2011).

10.19	Stock Purchase Agreement, dated as of October 31, 2011, between Power Solutions International, Inc. and Gary S. Winemaster (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated October 31, 2011, filed with the Commission November 4, 2011).

10.20	Industrial Building Lease, dated as of February 28, 2012, between Power Great Lakes, Inc. and Centerpoint Properties Trust (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated February 28, 2012, filed with the Commission March 2, 2012).

10.21	Industrial Building Lease, dated as of March 13, 2012, between Power Great Lakes, Inc. and Centerpoint Properties Trust (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated March 13, 2012, filed with the Commission March 16, 2012).

10.22	Amendment No. 1, dated as of March 20, 2012, to Loan and Security Agreement, dated as of April 29, 2011, by and among BMO Harris Bank N.A., as agent for itself and other lenders party thereto, each of the lenders party thereto, Power Solutions International, Inc., The W Group, Inc., Power Solutions, Inc., Power Great Lakes, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., Power Properties, L.L.C., Power Production, Inc., Power Global Solutions, Inc., PSI International, LLC and XISync, LLC, and related documents (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated March 20, 2012, filed with the Commission March 23, 2012).††

10.23	Amendment No. 1, dated as of March 20, 2012, to Loan and Security Agreement, dated as of April 29, 2011, by and among BMO Harris Bank N.A., as agent for itself and other lenders party thereto, each of the lenders party thereto, Power Solutions International, Inc., The W Group, Inc., Power Solutions, Inc., Power Great Lakes, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., Power Properties, L.L.C., Power Production, Inc., Power Global Solutions, Inc., PSI International, LLC and XISync, LLC, and related documents (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K/A, dated April 20, 2012, filed with the Commission on April 20, 2012 and contains previously redacted portions of this exhibit).

10.24	Employment Agreement, dated as of June 6, 2012, between Power Solutions International, Inc. and Eric A. Cohen (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 8-K, dated June 6, 2012, filed with the Commission June 7, 2012).

10.25	Stock Appreciation Rights Agreement, dated as of June 6, 2012, by and between Power Solutions International, Inc and Eric Cohen (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K, dated June 6, 2012, filed with the Commission on June 7, 2012).

10.26	Power Solutions International, Inc. 2012 Incentive Compensation Plan, as adopted by the Board of Directors on May 30, 2012 (subject to stockholder approval) (incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K, dated June 6, 2012, filed with the Commission on June 7, 2012).

Exhibit Number	Exhibit Description
10.27	Amendment No. 2, dated as of November 8, 2012, to Loan and Security Agreement, dated as of April 29, 2011, by and among BMO Harris Bank N.A., as agent for itself and other lenders party thereto, each of the lenders party thereto, Power Solutions International, Inc., The W Group, Inc., Power Solutions, Inc., Power Great Lakes, Inc., Auto Manufacturing, Inc., Torque Power Source Parts, Inc., Power Properties, L.L.C., Power Production, Inc., Power Global Solutions, Inc., PSI International, LLC and XISync, LLC, and related documents (incorporated by reference from Exhibit 10.1 to the registrant’s Current Report on Form 10-Q for quarterly period ended September 20, 2012, filed with the Commission November 13, 2012).

21.1	Subsidiaries of Power Solutions International, Inc. (incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K, filed with the Commission March 11, 2013).

23.1	Consent of McGladrey LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Katten Muchin Rosenman LLP (contained in Exhibit 5.1).

24	Power of Attorney (contained on signature page)

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF*	XBRL Taxonomy Definition Linkbase Document.

*	Previously filed with this Registration Statement. Pursuant to Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Registration Statement on Form S-1 shall be deemed “furnished” and not “filed.”
†	Exhibits and schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a supplemental copy of an omitted exhibit or schedule to the SEC upon request.
††	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been separately filed with the Securities and Exchange Commission.